Form 20-F
Zapp Electric Vehicles Group Ltd
filed 2023-05-04
CIK 1955104

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: April 28, 2023

Commission File Number: 001-41693

Zapp Electric Vehicles Group Limited

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Theodore Allegaert, Chief Legal Officer

87/1 Wireless Road

26/F Capital Tower

All Seasons Place

Lumpini, Patumwan

Bangkok 10330, Thailand

+66 2654 3550

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Ordinary Shares	ZAPP	The Nasdaq Stock Market LLC
Warrants	ZAPPW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report:

As of May 4, 2023, the registrant has 55,465,284 ordinary shares and 29,858,969 warrants outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes   ☐    No   ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☐

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

EXPLANATORY NOTE

On April 28, 2023 (the “Closing Date”), Zapp Electric Vehicles Group Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Pubco”), consummated the previously announced business combination pursuant to the Agreement and Plan of Merger, dated as of November 22, 2022 (the “Merger Agreement”), by and among Pubco, CIIG Capital Partners II, Inc. (“CIIG II”), Zapp Electric Vehicles Limited, a private company limited by shares registered in England and Wales (“Zapp”) and Zapp Electric Vehicles, Inc., a Delaware corporation and direct, wholly owned subsidiary of Pubco (“Merger Sub”).

The Merger Agreement provided that the parties thereto would enter into a business combination transaction (the “Business Combination”) pursuant to which, among other things, (i) the shareholders of Zapp transferred their respective ordinary shares of Zapp to Pubco in exchange for ordinary shares of Pubco (“Pubco Ordinary Shares”, and such exchange, the “Company Exchange”); and (ii) immediately following the Company Exchange, Merger Sub merged with and into CIIG II, with CIIG II being the surviving corporation in the merger (the “Merger”), and each outstanding share of common stock of CIIG II (other than certain excluded shares) would convert into the right to receive one Pubco Ordinary Share.

On April 26, 2023, CIIG II and Pubco entered into separate agreements (each a “Forward Purchase Agreement,” and together, the “Forward Purchase Agreements”) with each of ACM ARRT I LLC and CFPA Holdings LLC-Zapp RS (together, the “Sellers”) for OTC Equity Prepaid Forward Transactions, pursuant to which the Sellers may, but were not obligated to, purchase up to 10,000,000 shares of Class A common stock, par value $0.0001 per share, of CIIG II in the aggregate before the consummation of the Business Combination. The primary purpose of entering into the Forward Purchase Agreements was to help ensure the consummation of the Business Combination.

Upon the consummation of the Business Combination: (i) the shareholders of Zapp transferred their respective ordinary shares of Zapp to Pubco in exchange for 41,296,259 Pubco Ordinary Shares pursuant to the Company Exchange, (ii) $6.1 million in aggregate principal amount of Zapp’s senior unsecured convertible loan notes due 2025 (the “Zapp Convertible Loan Notes”) were automatically redeemed at the principal amount by conversion into ordinary shares of Zapp, which were then transferred to Pubco in exchange for 871,428 Pubco Ordinary Shares; (iii) all Zapp options, whether vested or unvested, were released and cancelled by holders of Zapp options in exchange for 4,410,844 options to purchase Pubco Ordinary Shares (“Pubco Exchange Options”), of which 4,082,240 Pubco Exchange Options were fully vested upon the consummation of the Business Combination; (iv) the 6,000,000 Zapp warrants issued to Michael Joseph to purchase 6,000,000 ordinary shares of Zapp ceased to be warrants with respect to ordinary shares of Zapp and were assumed by Pubco and converted into 3,412,469 fully vested warrants to purchase Pubco Ordinary Shares (“Pubco Exchange Warrants”); (v) all shares of CIIG II Class A common stock, par value $0.0001 per share, and CIIG II Class B common stock, par value $0.0001 per share, were cancelled and automatically deemed to represent the right to receive 28,750,000 Pubco Ordinary Shares and 7,187,500 Pubco Ordinary Shares (of which 754,687 Pubco Ordinary Shares are unvested and subject to certain vesting conditions), respectively; and (vi) each CIIG II warrant was modified to provide that such warrant no longer entitles the holder thereof to purchase the number of shares of CIIG II’s common stock set forth therein and in substitution thereof such warrant would entitle the holder to acquire the same number of Pubco Ordinary Shares per warrant on the same terms (“Pubco Public Warrants”).

The Business Combination was consummated on April 28, 2023. The transaction was unanimously approved by CIIG II’s board of directors and was approved at the special meeting of CIIG II’s stockholders held on April 14, 2023. As a result of the Business Combination, Zapp became a direct wholly-owned subsidiary of Pubco, and CIIG II became a direct wholly-owned subsidiary of Pubco. On May 1, 2023, Pubco Ordinary Shares and Pubco Public Warrants commenced trading on The Nasdaq Stock Market LLC, or “Nasdaq”, under the symbols “ZAPP” and “ZAPPW,” respectively.

Except as otherwise indicated or required by context, references in this shell company report on Form 20-F (including information incorporated by reference herein, the “Report”) to “we”, “us”, “our”, or “Pubco” refer to Zapp Electric Vehicles Group Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands, and its subsidiaries.

Capitalized terms used herein but not otherwise defined have the meaning set forth in the Proxy Statement and Prospectus (the “Proxy Statement/Prospectus”), forming part of Pubco’s Registration Statement on Form F-4, as amended (File No. 333-268857) (the “Form F-4”).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report and the information incorporated by reference herein include certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (or the “Exchange Act”). These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Report and include statements regarding CIIG II’s, Pubco’s and Zapp’s intentions, beliefs or current expectations concerning, among other things, the Business Combination, the benefits and synergies of the Business Combination, including anticipated cost savings, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, the markets in which Zapp operates, as well as any information concerning possible or assumed future results of operations of Pubco.

The forward-looking statements contained in this Report are based on Pubco’s and Zapp’s current expectations and beliefs concerning future developments. There can be no assurance that future developments affecting Pubco and/or Zapp will be those that Pubco or Zapp has anticipated. Such forward-looking statements involve a number of risks, uncertainties (some of which are beyond either Pubco’s or Zapp’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in forward-looking statements herein.

Many factors could cause actual results or performance to be materially different from those expressed or implied by the forward-looking statements in this Report, including without limitation: (i) the effect of the public listing of Pubco’s securities on Zapp’s business relationships, performance, financial condition and business generally, (ii) risks that the Business Combination may disrupt current plans of Zapp or divert management’s attention from Zapp’s ongoing business operations, (iii) the outcome of any legal proceedings that may be instituted against Zapp, Pubco, CIIG II or their respective directors or officers related to the Business Combination or otherwise, (iv) the ability of Pubco to maintain the listing of its securities on The Nasdaq Stock Market LLC, (v) volatility in the price of Pubco securities due to a variety of factors, including without limitation changes in the competitive and highly regulated industries in which Zapp plans to operate, variations in competitors’ performance and success and changes in laws and regulations affecting Zapp’s business, (vi) Zapp’s ability to implement business plans, forecasts, and other expectations, and identify opportunities, (vii) the risk of downturns in the highly competitive electric vehicle industry, (viii) the ability of Zapp to build the Zapp brand and consumers’ recognition, acceptance and adoption of the Zapp brand, (ix) the risk that Zapp may be unable to develop and manufacture electric vehicles of sufficient quality, on schedule and at scale, that would appeal to a large customer base, (x) the risk that Zapp has a limited operating history, has not yet released a commercially available electric vehicle and does not have experience manufacturing or selling a commercial product at scale, (xi) the risk that Zapp may not be able to effectively manage its growth, including its design, research, development and maintenance capabilities and (xii) other factors discussed under the section titled “Risk Factors” in the Proxy Statement/Prospectus, which section is incorporated herein by reference.

The foregoing list of risk factors is not exhaustive. Should one or more of these risks or uncertainties materialize, or should any of Pubco’s assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements herein. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Pubco and Zapp undertake no obligation, except as required by law, to revise publicly any forward-looking statement to reflect circumstances or events after the date of this Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks described in the reports we will file from time to time with the Securities and Exchange Commission (the “SEC”) after the date of this Report.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Information regarding the directors and executive officers of Pubco after the completion of the Business Combination is included in Item 6.A, “Directors and Senior Management” below, and in the Proxy Statement/Prospectus under the section titled “Management of Pubco Following the Business Combination” and is incorporated herein by reference.

The business address for each of the directors and executive officers of Pubco is 87/1 Wireless Road, 26/F Capital Tower, All Seasons Place, Lumpini, Patumwan, Bangkok 10330, Thailand.

B.	Advisers

Latham & Watkins LLP acted as counsel to Zapp and will act as counsel to Pubco upon and following the consummation of the Business Combination.

Walkers (Singapore) Limited Liability Partnership acted as Cayman Islands counsel to Pubco and Zapp and will act as Cayman Islands counsel to Pubco upon and following the consummation of the Business Combination.

C.	Auditors

PKF Littlejohn LLP acted as Zapp’s independent registered public accounting firm as of September 30, 2022 and 2021 and for each of the years in the two-year period ended September 30, 2022 and is expected to be Pubco’s auditor for the year ending September 30, 2023.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

The following table sets forth the capitalization of Pubco on an unaudited pro forma combined basis as of September 30, 2022, after giving effect to the Business Combination.

As of September 30, 2022	(US$)
Cash and cash equivalents	3,006,209

Equity	(8,031,164)
Debt:
Loans and borrowings (current)	2,949,233
Loans and borrowings (non-current)	2,305,944

Total debt	5,255,177

Total capitalization(1)	(2,775,987)

Note:

(1)	Total capitalization is equal to the sum of total equity and total debt.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The risk factors related to the business and operations of Pubco are described in the Proxy Statement/Prospectus under the section titled “Risk Factors” and is incorporated herein by reference.

The following risk factor will replace the risk factor in the Proxy Statement/Prospectus titled “We are an early-stage company with a history of losses and expect to incur significant expenses and losses for at least the near and medium term. We may not achieve or maintain profitability in the future.”

We are an early-stage company with a history of losses and expect to incur significant expenses and losses for at least the near and medium term. We may not achieve or maintain profitability in the future.

We have not generated revenue and have incurred net losses since our inception, including losses of $3.9 million and $1.4 million for the years ended September 30, 2022, and 2021, respectively. We had negative cash flow from operating activities during the years ended September 30, 2022 and 2021. We believe we will continue to incur operating and net losses in the future until at least the time we begin significant deliveries of our vehicles, which may occur later than we expect or not at all. We do not expect to be profitable for at least the near and medium term as we invest in our business, build capacity and ramp-up operations, and we cannot assure you that we will ever achieve or be able to maintain profitability in the future.

Even if we are able successfully to develop our vehicles and attract customers, there can be no assurance that we will be financially successful. For example, as we expand internationally and expand our vehicle portfolio, including the introduction of lower-priced vehicles, we will need to manage costs effectively to sell those products at our expected margins. Failure to become profitable could materially and adversely affect the value of your investment. Our ability to achieve profitability will be dependent upon the successful development and commercial introduction and acceptance of our vehicles, services and accessories, which may not happen in the manner we anticipate or at all. Our business also will at times require additional capital to support the development of additional vehicle models and service platforms. Our lack of positive cash flow in the near term may adversely affect our ability to raise needed capital for our business on reasonable terms, may diminish supplier or customer willingness to transact with Pubco or Zapp, and may have other adverse effects that may decrease our long-term viability. There can be no assurance that we will achieve positive cash flow in the near to medium term or at all. Any inability to collect our accounts receivable in a timely and sufficient manner, or to offset our expenses with adequate revenue, may adversely affect our liquidity, financial condition and results of operations. As of September 30, 2022, we had $3,006,209 of cash and cash equivalents on an unaudited pro forma combined basis, after giving effect to the Business Combination. We believe that our cash on hand following the consummation of the Business Combination will be sufficient to fund our operations for the next twelve months from the date hereof, but we cannot assure you this will be the case.

In addition to the risk factors incorporated by reference, the following risk factors related to the business and operations of Pubco also apply.

Pubco has incurred a significant amount of indebtedness. Pubco’s payment obligations in respect of its indebtedness may limit Pubco’s liquidity, and the terms of Pubco’s debt agreements may restrict its operational flexibility.

As of September 30, 2022, Pubco has a total debt of $5,255,177 on an unaudited pro forma combined basis, after giving effect to the Business Combination. In addition, CIIG II has amended and restated the Prior Extension Notes and the Prior Working Capital Notes. See Item 5 of this Report for additional information regarding the A&R Promissory Notes. Subject to the limitations in the terms of Pubco’s existing indebtedness, Pubco may incur additional indebtedness in the future.

Pubco may be required to use a substantial portion of its cash flows from operations to pay interest and principal on its indebtedness. Such payments will reduce the funds available to Pubco for working capital, capital expenditures and other corporate purposes, and may limit its ability to obtain additional financing on reasonable terms, which may in turn limit Pubco’s ability to implement its business strategy, heighten its vulnerability to downturns in its business, the industry, or in the general economy, limit its flexibility in planning for, or reacting to, changes in its business and the industry, and prevent Pubco from taking advantage of business opportunities as they arise. Pubco cannot assure you that it will generate sufficient cash flow from operations, or obtain sufficient financing, to enable Pubco to make required and timely payments on its indebtedness and fund its operations. Pubco cannot assure you when it will begin to generate cash from operations in amounts sufficient to cover its debt service obligations. Any default by Pubco could result in the acceleration of certain of its debts and limit its ability to obtain additional financing, which in turn may have an adverse effect on its cash flows and liquidity.

Share purchases under the Forward Purchase Agreements would increase the number of shares eligible for future resale in the public market and result in dilution to Pubco’s shareholders.

CIIG II and Pubco have entered into Forward Purchase Agreements with each of ACM ARRT I LLC and CFPA Holdings LLC-Zapp RS. See “Explanatory Note” in this Report for additional information regarding the Forward Purchase Agreements. Pursuant to the Forward Purchase Agreements, each of ACM ARRT I LLC and CFPA Holdings LLC-Zapp RS may purchase additional shares from Pubco for no additional initial consideration. To the extent that ACM ARRT I LLC or CFPA Holdings LLC-Zapp RS elect to purchase additional shares from Pubco, the issuance of such shares by Pubco will result in dilution to the holders of Pubco Ordinary Shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market, or even the fact that additional shares may be issued pursuant to the Forward Purchase Agreements, may adversely affect the market price of Pubco Ordinary Shares.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Zapp Electric Vehicles Group Limited, or “Pubco”, is an exempted company incorporated with limited liability under the laws of the Cayman Islands on November 15, 2022. Pubco was formed for the sole purpose of effecting the Business Combination. The principal executive office of Pubco is 87/1 Wireless Road, 26/F Capital Tower, All Seasons Place, Lumpini, Patumwan, Bangkok 10330, Thailand and the telephone number of Pubco is +66 2654 3550.

See “Explanatory Note” in this Report for additional information regarding Pubco and the Business Combination. Certain additional information about Pubco is included in the Proxy Statement/Prospectus under the section titled “Information Related to Pubco” and is incorporated herein by reference. The material terms of the Business Combination are described in the Proxy Statement/Prospectus under the section titled “The Merger Agreement,” which is incorporated herein by reference.

Pubco is subject to certain of the informational filing requirements of the Exchange Act. Since Pubco is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of Pubco are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Pubco’s ordinary shares. In addition, Pubco is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. domestic public companies whose securities are registered under the Exchange Act. However, Pubco is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC maintains a website at www.sec.gov where you may access reports and other information that Pubco files with or furnishes electronically to the SEC.

Pubco’s website address is www.zappev.com. The information accessible on the website does not form a part of, and is not incorporated by reference in, this Report.

B.	Business Overview

Prior to the Business Combination, Pubco did not conduct any material activities other than those incidental to its formation and the matters contemplated by the Merger Agreement, such as the making of certain required securities law filings. Upon the consummation of the Business Combination, Pubco became the direct parent of, and conducts its business through, Zapp, which designs, markets and sells high performance electric vehicles, and also provides maintenance and repair services, related parts and accessories.

Information regarding Zapp’s business is included in the Proxy Statement/Prospectus under the sections titled “Information about Zapp” and “Zapp Management’s Discussion and Analysis of Financial Condition and Results of Operations” which are incorporated herein by reference.

C.	Organizational Structure

Upon the closing of the Business Combination, Zapp became a direct, wholly-owned subsidiary of Pubco. The following chart sets forth a simplified organizational structure of Pubco as of the date hereof.

D.	Property, Plants and Equipment

Information regarding the facilities of Zapp is included in the Proxy Statement/Prospectus under the section titled “Information about Zapp—Facilities” and is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the financial condition and results of operations of Zapp is included in the Proxy Statement/Prospectus under the section titled “Zapp Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which is incorporated herein by reference.

In addition, on April 14, 2023 and April 17, 2023, Pubco and Zapp co-issued senior promissory notes with an aggregate principal amount of up to $6.0 million (the “Promissory Notes”) to certain investors. The initial drawdown amount is $2.0 million, $1.0 million of which was available to Pubco and Zapp on April 24, 2023 and the remaining $1.0 million of which will be made available by such investors to Pubco and Zapp within 30 business days from the issuance date, with further drawdowns to be mutually agreed between Pubco, Zapp and each relevant investor from time to time. The Promissory Notes bear interest at a rate of 15% per annum. Payment of 2.5% of the then-unpaid principal balance of the Promissory Notes is payable every three months after the initial drawdown. A final payment of the then-unpaid principal balance and accrued interest is payable on the maturity date, which is two years after the initial drawdown date. The Promissory Notes can be prepaid in whole or in part one year after the initial drawdown date or later, at the election of Pubco and Zapp. Pubco and Zapp are in discussions with other investors concerning the potential issuance of additional promissory notes.

On March 15, 2023, CIIG II issued unsecured convertible promissory notes in an aggregate principal amount of $479,166.67 to certain funds and accounts managed by subsidiaries of BlackRock, Inc. (the “BlackRock Extension Notes”) in connection with the extension of the date by which CIIG II had to consummate a business combination from March 17, 2023 to September 17, 2023 (the “Extension”). On March 17, 2023, CIIG II issued an unsecured convertible promissory note in the principal amount of $2,395,833.33 (the “Sponsor Extension Note” and, together with the BlackRock Extension Notes, the “Prior Extension Notes”) to CIIG Management II LLC, a Delaware limited liability company (the “Sponsor”) in connection with the Extension. In addition to the Prior Extension Notes, CIIG II previously issued to the Sponsor certain promissory notes with an aggregate principal amount of $265,000 in order to meet its working capital requirements (the “Prior Working Capital Notes” and, together with the Prior Extension Notes, the “Prior Notes”).

CIIG II amended and restated the BlackRock Extension Notes on April 25, 2023 (the “A&R BlackRock Notes”) and amended and restated the Sponsor Extension Note (the “A&R Sponsor Note”) and the Prior Working Capital Notes (the “A&R Working Capital Notes” and, together with the A&R BlackRock Notes and the A&R Sponsor Note, the “A&R Promissory Notes”) on April 27, 2023 to: (i) extend the due date of the A&R Promissory Notes to the earlier of (a) twelve months following the Closing Date and (b) the date that the winding up of CIIG II is effective; (ii) provide that interest shall accrue on the unpaid principal amount of the A&R BlackRock Notes on a 30/360 day count basis from April 25, 2023 at a rate equal to 15% per annum, payable quarterly in kind; and (iii) provide that 50% of the proceeds of any capital raised by Pubco or any of its subsidiaries be used to: first, repay any indebtedness outstanding under the A&R BlackRock Notes; second, repay any indebtedness outstanding under the A&R Working Capital Notes; and third, repay any indebtedness outstanding under the A&R Sponsor Note. All other terms under the A&R Promissory Notes remain the same as in the Prior Notes.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the names, ages, and positions of the persons who serve as the directors and executive officers of Pubco immediately after the consummation of the Business Combination.

Directors and Executive Officers	Age	Position/Title
Directors:
Anthony Posawatz	63	Chairman and Independent Director
Swin Chatsuwan	60	Founder and Chief Executive Officer
Jeremy North	61	Co-Founder and President
Kenneth West	65	Independent Director
Patricia Wilber	61	Independent Director
Major General Patchara Rattakul (Retired)	60	Independent Director
Edouard Meylan	46	Non-Executive Director

Executive Officers:(1)
Warin Thanathawee	38	Co-Founder and Chief Design Officer
David McIntyre	50	Chief Commercial Officer
Kiattipong Arttachariya	36	Co-Founder and Chief Strategy Officer
David Sturgeon	53	Chief Financial Officer
Theodore Allegaert	58	Chief Legal Officer and Corporate Secretary
Belinda Vinke	53	Chief Brand Officer

Note:

(1)	Other than directors who are also executive officers.

Anthony Posawatz serves as the Chairman of Pubco’s board of directors and an Independent Director of Pubco. He has served as a Non-Executive Director of Zapp since 2022. He currently serves as the President and Chief Executive Officer of Invictus iCAR LLC, an automotive and technology innovation consulting company. He is also currently serving on the board of directors of a number of automotive technology companies including INRIX, Inc., Nexeon Ltd., Beam Global and Lucid Group, Inc. Prior to joining Zapp, he served as President and Chief Executive Officer of Fisker Automotive from 2012 to 2013. Previously, he has also held leadership positions at General Motors, where he was the Executive of Global Electric Vehicle Development and Vehicle Line Director of Chevrolet Volt from 2006 to 2012. While at General Motors, he led his product development teams to numerous awards and accolades, including the Motor Trend “Truck of the Year” and “Car of the Year” honors. Mr. Posawatz received his Master of Business Administration from the Tuck School of Business at Dartmouth College and Bachelor of Science in Mechanical Engineering from Wayne State University.

Swin Chatsuwan is Zapp’s founder and serves as the Chief Executive Officer of Pubco. He has led and grown Zapp’s business as Chief Executive Officer since its establishment in 2017. He is also currently serving as an Independent Director of Haadthip PLC. Prior to founding Zapp, Mr. Chatsuwan founded and has served as the Managing Partner of Paragon Partners Co., Ltd., a corporate solutions boutique specializing in the hospitality, automotive and retail sectors, since 1996. In its 26 years of operations, Paragon Partners has executed more than 50 transactions and developed private equity and proprietary positions in leading companies and brands. Notable transactions of Paragon Partners include the successful acquisition, business development and exit of the Hertz and Volkswagen (Audi) automotive franchises in Thailand. Previously, he has also served as Country Head (Thailand) at CLSA from 1990 to 1995. Mr. Chatsuwan began his career as an Information Technology Analyst in the London and New York offices of Morgan Stanley, from 1987 to 1988. Mr. Chatsuwan received his Master of Science in Economics (Information Systems) from the London School of Economics and Bachelor of Science in Accounting and Finance from Loughborough University.

Jeremy North is Zapp’s co-founder and serves as the President of Pubco. He has served as a director of Zapp since 2018. He is also currently serving as a non-executive Director of Art House Ukraine (a Canadian non-profit) and since 2016 as Managing Director and Chief Financial Officer of CloudMade Limited, a 50/50 joint venture with Valeo SE. From 2011 to 2015, he served as Chief Financial Officer of Dearman Engine Company Limited. He also served as Chief Financial Officer of Highview Power Storage, between 2010 and 2013. Mr. North received his Bachelor of Arts (Politics) from Nottingham University and was formerly a member of the Institute of Chartered Accountants in England and Wales from 1986 to 2003.

Kenneth West serves as an Independent Director of Pubco. Mr. West has served as a member of the board of directors of Fadel Inc. since June 2011 and as a member of the board of directors of CIIG II from September 2021 through April 2023. From 2019 until March 2021, he was a member of the board of directors of CIIG Merger Corp., and from 2019 until July 2022 he was a member of the board of directors of FaZe Clan, the professional esports and entertainment organization. From 2017 until his retirement in June 2019, Mr. West served as Chief Financial Officer of Fareportal Inc., one of the largest online travel technology companies powering a next generation travel concierge service whose brands include CheapOair, OneTravel and Travelong. Mr. West served as Executive Vice President, Chief Financial Officer and Treasurer of Martha Stewart Living Omnimedia (NYSE:MSO) from 2011 to 2015. Mr. West previously served as Executive Vice President and Chief Financial Officer of Marvel Entertainment Inc., (NYSE:MVL) a brand-driven licensing and media company from 2002 to 2010. From 2010 to 2011, he served as an independent consultant to media and entertainment companies. Prior to 2002, Mr. West, a certified public accountant, was Chief Financial Officer of two middle-market, privately held companies, and spent over 15 years with the Stamford, Connecticut office of Ernst & Young LLP, principally in the auditing division. Mr. West received a B.S. from Carnegie Mellon University.

Patricia Wilber serves as an Independent Director of Pubco. Ms. Wilber has served as a member of the board of directors of electroCore, Inc. since March 2022 and as a member of the board of directors of CIIG II from October 2022 through April 2023. Since July 2022, she has also served on the board of directors of Vibrant Emotional Health, a nonprofit organization. Ms. Wilber has been a Chief Marketing Officer, global business strategist, and board member who delivers organizational and cultural transformation for branding. She is a pioneer in new franchise models and branded partnerships. Ms. Wilber last served as the Executive Vice President, CMO, and Managing Director of Partnerships, EMEA, the highest position in the marketing department at Disney from 2015 to 2018, where she drove growth for Walt Disney Company’s marquee brands by leading marketing and communications for Disney, Pixar, Star Wars, and Marvel. Additionally, she established and led EMEA’s 40-country integrated marketing, franchise and partnership functions, including a major reorganization of the EMEA channels to boost growth and profitability by significantly reducing expenses. She served on the board of Euro Disney SCA from 2015 to 2018, and Magical Cruise Company, more commonly known as the Disney Cruise Line from 2013 to 2018. Ms. Wilber holds a B.A. in History from Brown University.

Patchara Rattakul serves as an Independent Director of Pubco. He joined Haadthip PLC in 2003 and currently serves as its Chief Executive Officer. In addition, he currently serves on the board of directors of Haadthip PLC and its subsidiaries and chairs its Corporate Governance subcommittee. Mr. Rattakul received his Bachelor of Arts and Master of Arts in Philosophy, Politics and Economics from St. John’s College, Oxford University. He also attended the Royal Military Academy Sandhurst for his military training and served in the Royal Thai Army before joining Haadthip PLC.

Edouard Meylan serves as a Non-Executive Director of Pubco. He has served as Chief Executive Officer of H. Moser & Cie, a leading independent Swiss watch brand, since 2013. Mr. Meylan also currently serves on the board of directors of MELB Holding, Precision Engineering AG, Heinrich und Henri Moser Stiftung and MELB Luxe. Previously, Mr. Meylan was co-founder and co-Chief Executive Officer at Celsius X VI II SA, from 2008 to 2012. Prior to that, he served as General Manager of Desco de Schulthess from 2004 to 2006. Mr. Meylan began his career as Consultant at Pricewaterhouse Coopers from 2001 to 2003. He received his Master of Science in Engineering from the Swiss Federal Institute of Technology and his Master of Business Administration from the Wharton School of the University of Pennsylvania.

Warin Thanathawee is Zapp’s co-founder and serves as the Chief Design Officer of Pubco. He has served as Zapp’s Chief Design Officer since 2017. In his capacity as Chief Design Officer, Mr. Thanathawee is responsible for Zapp’s product design efforts. His designs have received a number of international awards, including the iF Design Award, the German Red Dot Design Award and the Good Design Award in the U.S. Mr. Thanathawee is also the founder of CORdesign studio, a Bangkok-based design agency. Prior to joining Zapp, he held the position of Design Director at Nomono Co. from 2015 to 2017. Mr. Thanathawee received his bachelor’s degree from the Department of Industrial Design at King Mongkut’s Institute of Technology Ladkrabang.

David McIntyre serves as the Chief Commercial Officer of Pubco. He has served as Zapp’s Chief Commercial Officer since 2021. Prior to joining Zapp, he was the Regional Director (Asia-Pacific and China) of Group Lotus between 2019 and 2021 and the Chief Executive Officer of Simpson Marine Limited from 2017 to 2018. Mr. McIntyre joined Simpson Marine Limited from McLaren Automotive Ltd, where he was Managing Director of the Asia-Pacific region from 2015 to 2017. Previously, Mr. McIntyre has also served as Managing Director and Chief Executive Officer of Jaguar Land Rover Korea from 2012 to 2015 and General Manager (Asia-Pacific and China) at Bentley Motors from 2005 to 2012. Before relocating to the Asia-Pacific, he was Global Corporate Marketing Manager at Aston Martin Lagonda Ltd. from 2001 to 2005, and from 1997 to 2001, he served in several roles for Porsche, including in dealer development for Porsche Cars Great Britain, as Sales Manager for Latin America at Porsche AG, and Regional Marketing Manager for Porsche Latin America. Mr. McIntyre received his Bachelor of Science in International Business and Modern Languages (German) from Aston University.

Kiattipong Arttachariya is Zapp’s co-founder and serves as Chief Strategy Officer of Pubco. In that role he is responsible for supporting different teams in executing Zapp’s business strategy to realize its growth plans and future goals. He previously served as Zapp’s Head of Corporate Affairs since its establishment in 2017 and as acting Chief Financial Officer until April 2023. Prior to founding Zapp, Mr. Arttachariya was Vice President at Paragon Partners Ltd from 2014 to 2017. Previously, he has also served as a Senior Investment Banking Analyst at Bangkok Bank PCL from 2011 to 2013. Mr. Arttachariya received his Master of Business Administration from the University of Oxford Said Business School and Bachelor of Science in Economics from George Washington University.

David Sturgeon serves as Chief Financial Officer of Pubco. Between February 2023 and the closing of the Business Combination, he served as the Chief Financial Officer designate of Zapp. Mr. Sturgeon currently serves on the board of directors at Quarterworld Capital Limited. Previously, Mr. Sturgeon held various roles at Central European Media Enterprises Ltd., a leading media and entertainment company in Central and Eastern Europe which was listed on Nasdaq until its sale in October 2020. At Central European Media Enterprises Ltd., Mr. Sturgeon held a series of senior financial positions from 2005-14, leading to his appointment as Executive Vice President and Chief Financial Officer from 2014-20. Earlier in his career, Mr. Sturgeon served as Head of Corporate Accounting from 2002-05 at Equant N.V., a NYSE-listed company that provided communications solutions to multinational companies. Mr. Sturgeon began his career as Senior Manager at Arthur Andersen’s Technology, Media and Communications practice, from 1990-2002. He is a Fellow of the Institute of Chartered Accountants in England and Wales. Mr. Sturgeon received his Master of Arts in Philosophy, Politics and Economics from St. Catherine’s College, Oxford University.

Theodore Allegaert serves as the Chief Legal Officer and Corporate Secretary of Pubco. Mr. Allegaert is a U.S.-qualified lawyer with twenty-five years of commercial legal experience, including thirteen years in private practice at preeminent firms in Silicon Valley and New York and a further decade of experience as senior in-house counsel at multinational companies. From 2017-20, he served as Chief Legal Officer at Nasdaq-listed Ferroglobe PLC in London (initially as Deputy), after previously serving as Deputy General Counsel of its U.S. subsidiary Globe Specialty Metals, Inc. from 2011-15. From 2016 to early 2017, and from 2021-23, Mr. Allegaert was self-employed, serving as a contract general counsel and legal and compliance consultant to international businesses in Asia and the U.K. Mr. Allegaert holds a bachelor’s degree from Columbia University and a Juris Doctor degree from The University of Chicago Law School.

Belinda Vinke serves as the Chief Brand Officer of Pubco. She has served as Zapp’s Chief Brand Officer since 2017. Prior to joining Zapp, Ms. Vinke served as Chief Operating Officer of Paragon Partners Co., Ltd. from 2004 to 2017. While at Paragon Partners, she was responsible for the overall management of the launch and roll-out of its proprietary investments, including the Hertz automotive franchise. Previously, she has also held roles as General Manager of Harvest Enterprises Co. Ltd. from 2002 to 2003 and Retail Manager at Jaspal & Sons Co., Ltd. from 1999 to 2002. Ms. Vinke began her career in the advertising space, serving as Account Executive at Lintas Thailand (Lowe Worldwide) from 1993 to 1995 before moving to SPA Advertising Co., Ltd. as Account Manager from 1996 to 1998. Ms. Vinke received her Bachelor of Science in Business and Hospitality Management from the University of Hawaii.

Family Relationships

There are no family relationships between any of the persons that serve as the executive officers and directors of Pubco following the closing of the Business Combination, except that Swin Chatsuwan and Belinda Vinke are husband and wife.

B.	Compensation

Information regarding the compensation of the directors and executive officers of Pubco is included in the Proxy Statement/Prospectus under the sections titled “Management of Pubco Following the Business Combination—Compensation of Directors and Executive Officers” and “Management of Pubco Following the Business Combination—Employment Agreements and Indemnification Agreements” and are incorporated herein by reference.

C.	Board Practices

Information regarding Pubco’s board practices is included in the Proxy Statement/Prospectus under the section titled “Management of Pubco Following the Business Combination” and is incorporated herein by reference.

D.	Employees

Information regarding the employees of Zapp is included in the Proxy Statement/Prospectus under the section titled “Information about Zapp—Employees” and is incorporated herein by reference.

E.	Share Ownership

Information regarding the ownership of Pubco Ordinary Shares by Pubco’s directors and executive officers is set forth in Item 7.A of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information relating to the beneficial ownership of Pubco Ordinary Shares as of the Closing Date by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of outstanding Pubco Ordinary Shares;

•	each of Pubco’s directors;

•	each of Pubco’s named executive officers; and

•	all of Pubco’s directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares that the person has the right to acquire within 60 days are included, including shares underlying any option, warrant or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person.

The percentage of Pubco Ordinary Shares beneficially owned is computed on the basis of 55,465,284 Pubco Ordinary Shares issued and outstanding on the Closing Date, after giving effect to the Business Combination.

Beneficial Owners(1)	Number of Pubco Ordinary Shares	% of Pubco Ordinary Shares
5% Holders
Twin Oaks Venture II LLC(2)	4,784,020	8.3%
MLM CIIG II LLC(3)	4,143,958	7.2%
Michael Joseph(4)	6,272,693	11.3%
Atalaya Capital Management LP(5)	6,226,042	10.8%

Beneficial Owners(1)	Number of Pubco Ordinary Shares	% of Pubco Ordinary Shares
Directors and Executive Officers
Anthony Posawatz(6)	285,122	*
Swin Chatsuwan(7)	20,819,932	36.2%
Jeremy North(8)	1,083,466	1.9%
Kenneth West	35,000	*
Patricia Wilber	35,000	*
Patchara Rattakul	—	—
Edouard Meylan(9)	99,792	*
Warin Thanathawee	2,720,068	4.9%
David McIntyre(10)	176,776	*
Kiattipong Arttachariya	1,971,907	3.6%
David Sturgeon	—	—
Theodore Allegaert	—	—
Belinda Vinke	30,956	*
All Pubco directors and executive officers as a group (13 individuals)	27,258,019	46.3%

*	Less than 1%.
(1)	Unless otherwise noted, the business address of each of those listed in the table above is 87/1 Wireless Road, 26/F Capital Tower, All Seasons Place, Lumpini, Patumwan, Bangkok 10330, Thailand.
(2)

Consists of (i) 2,773,604 Pubco Ordinary Shares and (ii) 2,010,416 Pubco Ordinary Shares issuable upon the exercise of Pubco Public Warrants. Gavin Cuneo is the managing member of Twin Oaks Venture II LLC (“Twin Oaks II”). Consequently, Mr. Cuneo may be deemed the beneficial owner of the Pubco Ordinary Shares held by Twin Oaks II and have voting and dispositive control over such Pubco Ordinary Shares. The business address of Twin Oaks II is 373 Mountain Avenue, Ridgewood, NJ 07450.

(3)

Consists of (i) 2,133,542 Pubco Ordinary Shares and (ii) 2,010,416 Pubco Ordinary Shares issuable upon the exercise of Pubco Public Warrants. Michael Minnick is the managing member of MLM CIIG II LLC (“MLM II”). Consequently, Mr. Minnick may be deemed the beneficial owner of the Pubco Ordinary Shares held by MLM II and have voting and dispositive control over such Pubco Ordinary Shares. The business address of MLM II is 40 West 57th Street, 29th Floor, New York, New York 10019.

(4)

Consists of (a) 2,851,224 Pubco Ordinary Shares directly held by Michael Joseph and (b) 3,421,469 Pubco Ordinary Shares issuable upon the exercise of Pubco Exchange Warrants. Michael Joseph’s registered address is 20 Sylvan Avenue, Emerson Park, Hornchurch, RM11 2PN, United Kingdom.

(5)

Consists of (i) 71,874 Pubco Ordinary Shares beneficially owned by ACM ASOF VII (Cayman) Holdco LP (“ASOF”), (ii) 22,802 Pubco Ordinary Shares beneficially owned by Atalaya Special Purpose Investment Fund II LP (“ASPIF II”), (iii) 40,134 Pubco Ordinary Shares beneficially owned by ACM Alameda Special Purpose Investment Fund II LP (“Alameda”), (iv) 53,842 Pubco Ordinary Shares beneficially owned by Corbin ERISA Opportunity Fund, Ltd. (“CEOF”), (v) 26,973 Pubco Ordinary Shares beneficially owned by Corbin Opportunity Fund, L.P. (“COF”), (vi) 670,132 Pubco Ordinary Shares issuable to ASOF upon the exercise of Pubco Public Warrants, (vii) 212,602 Pubco Ordinary Shares issuable to ASPIF II upon the exercise of Pubco Public Warrants, (viii) 374,199 Pubco Ordinary Shares issuable to Alameda upon the exercise of Pubco Public Warrants, (ix) 502,001 Pubco Ordinary Shares issuable to CEOF upon the exercise of Pubco Public Warrants and (x) 251,483 Pubco Ordinary Shares issuable to COF upon the exercise of Pubco Public Warrants. The business address of ASOF, ASPIF II and Alameda is One Rockefeller Plaza, 32nd Floor, New York, NY 10020. The business address of CEOF and COF is 590 Madison Avenue, 31st Floor, New York, NY 10022.

(6)	Consists of Pubco Ordinary Shares issuable upon the exercise of Pubco Exchange Options.
(7)	Consists of (a) 18,824,075 Pubco Ordinary Shares directly held by Swin Chatsuwan and (b) 1,995,857 Pubco Ordinary Shares issuable upon the exercise of Pubco Exchange Options.
(8)	Consists of (a) 57,025 Pubco Ordinary Shares directly held by Jeremy North and (b) 1,026,441 Pubco Ordinary Shares issuable upon the exercise of Pubco Exchange Options.
(9)	Consists of Pubco Ordinary Shares directly held by Edouard Meylan and Pubco Ordinary Shares issuable upon the exercise of Pubco Exchange Options.
(10)	Consists of Pubco Ordinary Shares directly held by David McIntyre and Pubco Ordinary Shares issuable upon the exercise of Pubco Exchange Options.

B.	Related Party Transactions

Information regarding Zapp’s and Pubco’s related party transactions is included in the Proxy Statement/Prospectus under the section titled “Certain Zapp and Pubco Relationships and Related Person Transactions” and is incorporated herein by reference.

In addition, on April 26, 2023, CIIG II and Pubco entered into a Forward Purchase Agreement with ACM ARRT I LLC. See “Explanatory Note” in this Report for additional information regarding the Forward Purchase Agreement.

On March 17, 2023, CIIG II issued the Sponsor Extension Note to CIIG Management II LLC. On April 27, 2023, CIIG II amended and restated the Sponsor Extension Note and the Prior Working Capital Notes. See Item 5 of this Report for additional information regarding the Sponsor Extension Note, A&R Sponsor Note and A&R Working Capital Notes.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18 of this Report for consolidated financial statements and other financial information.

Legal and Arbitration Proceedings

Information regarding legal proceedings involving Zapp is included in the Proxy Statement/Prospectus under the section titled “Information about Zapp—Legal Proceedings” and is incorporated herein by reference.

Dividend Policy

Information regarding Pubco’s dividend policy is included in the Proxy Statement/Prospectus under the sections titled “Description of Pubco Securities—New Ordinary Shares—Dividends” and “Price Range of Securities and Dividends” and are incorporated herein by reference.

B.	Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Nasdaq Listing of Pubco Ordinary Shares

Pubco Ordinary Shares and Pubco Public Warrants are listed on Nasdaq under the symbol “ZAPP” and “ZAPPW,” respectively. Holders of Pubco Ordinary Shares and Pubco Public Warrants should obtain current market quotations for their securities. There can be no assurance that the Pubco Ordinary Shares and/or the Pubco Public Warrants will remain listed on Nasdaq. If Pubco fails to comply with the Nasdaq listing requirements, the Pubco Ordinary Shares and/or the Pubco Public Warrants could be delisted from Nasdaq. A delisting of the Pubco Ordinary Shares and/or the Pubco Public Warrants will likely affect their liquidity and could inhibit or restrict the ability of Pubco to raise additional financing.

Lock-up Agreements

Information regarding the lock-up restrictions applicable to the Pubco Ordinary Shares held by the Sponsor and certain shareholders and executives of Zapp, including its principal shareholders and key executives, is included in the Proxy Statement/Prospectus under the section titled “Shares Eligible for Future Sale—Lock-up” and is incorporated herein by reference.

B.	Plan of Distribution

Not applicable.

C.	Markets

Pubco Ordinary Shares and Pubco Public Warrants are listed on Nasdaq under the symbol “ZAPP” and “ZAPPW,” respectively. There can be no assurance that the Pubco Ordinary Shares and/or the Pubco Public Warrants will remain listed on Nasdaq. If Pubco fails to comply with the Nasdaq listing requirements, the Pubco Ordinary Shares and/or the Pubco Public Warrants could be delisted from Nasdaq. A delisting of the Pubco Ordinary Shares and/or the Pubco Public Warrants will likely affect their liquidity and could inhibit or restrict the ability of Pubco to raise additional financing.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Pubco is authorized to issue 500,000,000 Pubco Ordinary Shares of a par value of $0.0001 per share.

As of May 2, 2023, subsequent to the closing of the Business Combination, there were 55,465,284 Pubco Ordinary Shares issued and outstanding. There were 26,437,500 Pubco Public Warrants issued and outstanding, including 12,062,500 Pubco Public Warrants that may be exercised on a cashless basis and are non-redeemable, and not including any Pubco Public Warrants issuable upon conversion of the promissory notes with an aggregate principal amount of $265,000 issued by CIIG II to the Sponsor on December 15, 2022 (as amended from time to time) and April 5, 2023 (as amended from time to time) at a price of $1.00 per warrant (“Working Capital Warrants”) or Pubco Public Warrants issuable upon conversion of the A&R BlackRock Notes and the A&R Sponsor Note payable by CIIG II of $2.875 million in the aggregate to the Sponsor for the additional six month extension to September 17, 2023 for CIIG II to complete an initial business combination at a price of $1.00 per warrant (“Extension Loan Warrants”) that may be issued as described in the Proxy Statement/Prospectus, with each Pubco Public Warrant exercisable for one Pubco Ordinary Share at $11.50 per share. There were 4,410,844 Pubco Ordinary Shares underlying Pubco Exchange Options (including 4,082,240 Pubco Ordinary Shares underlying vested Pubco Exchange Options) with an exercise price ranging from $0.00002 to $2.13 per Pubco Ordinary Share. There are also 3,421,469 Pubco Ordinary Shares underlying Pubco Exchange Warrants (all of which have vested) with an exercise price per Pubco Ordinary Share equal to: (i) $0.79 in relation to 2,280,979 Pubco Exchange Warrants; and (ii) $4.49 in relation to 1,140,490 Pubco Exchange Warrants, in each case subject to certain adjustments set forth in the Novation, Assumption and Amendment Agreement. Information regarding our share capital is included in the Proxy Statement/Prospectus under the sections titled “Description of Pubco Securities” and “Shares Eligible for Future Sale” and are incorporated herein by reference.

B.	Memorandum and Articles of Association

Information regarding certain material provisions of the articles of association of Pubco is included in the Proxy Statement/Prospectus under the section titled “Description of Pubco Securities” and is incorporated herein by reference.

C.	Material Contracts

Information regarding certain material contracts is included in the Proxy Statement/Prospectus under the sections titled “Zapp Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness”, “Certain Agreements Related to the Business Combination” and “Certain Zapp and Pubco Relationships and Related Person Transactions” which are incorporated herein by reference.

D.	Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the Cayman Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by Pubco, or that may affect the remittance of dividends, interest, or other payments by Pubco to non-resident holders of its ordinary shares. There is no limitation imposed by the laws of Cayman Islands or in Pubco’s articles of association on the right of non-residents to hold or vote shares.

E.	Taxation

Information regarding certain U.S. tax consequences of owning and disposing of Pubco Ordinary Shares and Pubco Public Warrants is included in the Proxy Statement/Prospectus under the section titled “Material U.S. Federal Income Tax Considerations” and is incorporated herein by reference.

F.	Dividends and Paying Agents

Information regarding Pubco’s policy on dividends is described in the Proxy Statement/Prospectus under the sections titled “Description of Pubco Securities—New Ordinary Shares—Dividends” and “Price Range of Securities and Dividends” and are incorporated herein by reference. Pubco has not identified a paying agent.

G.	Statement by Experts

The consolidated financial statements of Zapp Electric Vehicles Limited as of September 30, 2022 and 2021 and for each of the years in the two-year period ended September 30, 2022 included in the Proxy Statement/Prospectus have been incorporated by reference herein in reliance upon the report of PKF Littlejohn LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

The audited financial statements of CIIG II incorporated by reference to the Proxy Statement/Prospectus have been so incorporated in reliance on the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

H.	Documents on Display

Pubco is subject to certain of the informational filing requirements of the Exchange Act. Since Pubco is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of Pubco are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Pubco Ordinary Shares. In addition, Pubco is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, Pubco is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at www.sec.gov that contains reports and other information that Pubco files with or furnishes electronically to the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

Pubco Ordinary Shares and Pubco Public Warrants are quoted on The Nasdaq Stock Market LLC. Information about Pubco is also available on its website at www.zappev.com. The website and the information accessible therein or connected thereto is not incorporated by reference or otherwise into this Report and you should not rely on any such information in making a decision as to whether to purchase Pubco securities.

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Information regarding quantitative and qualitative disclosures about market risk is included in the Proxy Statement/Prospectus under the section titled “Zapp Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk” and is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Information pertaining to Pubco Public Warrants and Pubco Exchange Warrants is set forth in the Proxy Statement/Prospectus under the sections titled “Description of Pubco Securities—Pubco Public Warrants” and “Description of Pubco Securities—Pubco Exchange Warrants” which are incorporated herein by reference.

PART II

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Zapp’s audited consolidated financial statements as of September 30, 2022 and 2021 and for the years ended September 30, 2022 and 2021 are incorporated by reference to pages F-24 to F-63 in the Form F-4.

CIIG II’s audited financial statements for the year ended December 31, 2022 and the period from January 6, 2021 (inception) through December 31, 2021 are incorporated by reference to pages F-2 to F-23 in the Form F-4.

The unaudited pro forma condensed combined financial statements of Pubco are attached as Exhibit 15.1 to this Report.

ITEM 19. EXHIBITS

Exhibit Number	Description

1.1*	Amended and Restated Memorandum and Articles of Association of Zapp Electric Vehicles Group Limited.

2.1	Specimen Warrant Certificate of Zapp Electric Vehicles Group Limited (incorporated by reference to Exhibit E of Exhibit 2.1 to CIIG Capital Partners II, Inc. Form 8-K (File No. 001-40802) filed with the SEC on November 22, 2022).

2.2	Warrant Agreement, dated September 14, 2021, by and between CIIG Capital Partners II, Inc. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to CIIG Capital Partners II, Inc. Form 8-K (File No. 001-40802), filed with the SEC on September 17, 2021).

2.3	Private Placement Warrant Purchase Agreement, dated September 14, 2021, by and between CIIG Capital Partners II, Inc. and CIIG Management II LLC (incorporated by reference to Exhibit 10.5 to CIIG Capital Partners II, Inc. Form 8-K (File No. 001-40802), filed with the SEC on September 17, 2021).

2.4	Assignment, Assumption and Amendment Agreement with respect to the Warrant Agreement, dated April 28, 2023, between CIIG Capital Partners II, Inc., Zapp Electric Vehicles Group Limited and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.2 to Zapp Electric Vehicles, Inc.’s Form 8-K (File No. 001-40802), filed with the SEC on May 1, 2023).

4.1#	Agreement and Plan of Merger, dated as of November 22, 2022, by and among CIIG Capital Partners II, Inc., Zapp Electric Vehicles Limited, Zapp Electric Vehicles Group Limited, and Zapp Electric Vehicles, Inc. (incorporated by reference to Exhibit 2.1 to CIIG Capital Partners II, Inc.’s Form 8-K (File No. 001-40802), filed with the SEC on November 22, 2022).

Exhibit Number	Description

4.2	Form of Investor Exchange and Support Agreement (incorporated by reference to Exhibit 10.1 to CIIG Capital Partners II, Inc.’s Form 8-K (File No. 001-40802), filed with the SEC on November 22, 2022).

4.3	Form of Management Exchange and Support Agreement (incorporated by reference to Exhibit 10.2 to CIIG Capital Partners II, Inc.’s Form 8-K (File No. 001-40802), filed with the SEC on November 22, 2022).

4.4	Amended and Restated Sponsor Agreement, dated as of November 22, 2022, by and among CIIG Capital Partners II, Inc., CIIG Management II LLC and the other parties thereto (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-4 (File No. 333-268857), filed with the SEC on March 13, 2023).

4.5	Registration Rights Agreement, dated April 28, 2023, by and between Zapp Electric Vehicles Group Limited, CIIG Management II LLC, and the other parties thereto (incorporated by reference to Exhibit 10.1 to Zapp Electric Vehicles, Inc.’s Form 8-K (File No. 001-40802), filed with the SEC on May 1, 2023).

4.6*	Director Nomination Agreement, dated April 28, 2023, by and between Zapp Electric Vehicles Group Limited and Swin Chatsuwan.

4.7*	Form of Indemnification Agreement between Zapp Electric Vehicles Group Limited and each executive officer and director of Zapp Electric Vehicles Group Limited.

4.8##	Nomination Letter, dated September 11, 2022, between Zapp Scooters (Thailand) Co., Ltd. and Summit Laemchabang Auto Body Work Co., Ltd (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-4 (File No. 333-268857), filed with the SEC on March 13, 2023).

4.9*	Novation, Assumption and Amendment Agreement, dated April 28, 2023, between Zapp Electric Vehicles Limited, Zapp Electric Vehicles Group Limited, Michael Joseph and CIIG Capital Partners II, Inc.

4.10	Form of Pubco Exchange Option Agreement (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-4 (File No. 333-268857), filed with the SEC on March 13, 2023).

4.11	Second Amended and Restated Subscription Agreement, dated September 14, 2021 by and among CIIG Capital Partners II, Inc., CIIG Management II LLC and HC NCBR Fund (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-4 (File No. 333-268857), filed with the SEC on March 13, 2023).

4.12	Second Amended and Restated Subscription Agreement, dated September 14, 2021 by and among CIIG Capital Partners II, Inc., CIIG Management II LLC and BlackRock Credit Alpha Master Fund L.P. (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-4 (File No. 333-268857), filed with the SEC on March 13, 2023).

4.13	Form of Forward Purchase Agreement (incorporated by reference to Exhibit 10.1 to CIIG Capital Partners II, Inc.’s Form 8-K (File No. 001-40802), filed with the SEC on April 26, 2023).

4.14	Form of Promissory Note (incorporated by reference to Exhibit 10.1 to Zapp Electric Vehicles Group Limited’s Form 6-K (File No. 333-268857), filed with the SEC on April 18, 2023).

4.15	Form of Amended and Restated Working Capital Promissory Note (incorporated by reference to Exhibit 10.4 to Zapp Electric Vehicles, Inc.’s Form 8-K (File No. 001-40802), filed with the SEC on May 1, 2023).

4.16	Amended and Restated Extension Promissory Note, dated April 27, 2023, by and between CIIG Capital Partners II, Inc. and CIIG Management II LLC (incorporated by reference to Exhibit 10.5 to Zapp Electric Vehicles, Inc.’s Form 8-K (File No. 001-40802), filed with the SEC on May 1, 2023).

Exhibit Number	Description

4.17	Form of Amended and Restated BlackRock Extension Promissory Note (incorporated by reference to Exhibit 10.3 to Zapp Electric Vehicles, Inc.’s Form 8-K (File No. 001-40802), filed with the SEC on May 1, 2023).

8.1*	List of Subsidiaries of Zapp Electric Vehicles Group Limited.

15.1*	Unaudited Pro Forma Condensed Combined Financial Information of Pubco.

15.2*	Consent of PKF Littlejohn LLP.

*	Filed herewith.
#	Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but will be furnished supplementally to the SEC upon request.
##	Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

ZAPP ELECTRIC VEHICLES GROUP LIMITED

Date: May 4, 2023	By:	/s/ Swin Chatsuwan
	Name:	Swin Chatsuwan
	Title:	Chief Executive Officer