Form 20-F
period 2023-09-30
Zapp Electric Vehicles Group Ltd
filed 2024-02-26
CIK 1955104

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report________________

For the transition period from ___________________________ to ___________________________

Commission File Number: 001-41693

Zapp Electric Vehicles Group Limited

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

87/1 Wireless Road – 26/F Capital Tower

All Seasons Place

Lumpini, Patumwan

Bangkok 10330 Thailand

(Address of principal executive offices)

Theodore Allegaert, Chief Legal Officer

87/1 Wireless Road – 26/F Capital Tower

All Seasons Place

Lumpini, Patumwan

Bangkok 10330 Thailand

ta@zappev.com

+66 2654 3550

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary Shares	ZAPP	The Nasdaq Stock Market LLC
Warrants	ZAPPW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

On September 30, 2023, the issuer had 57,897,470 ordinary shares, par value $0.0001 per share outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If the report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board ☒

Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

ZAPP ELECTRIC VEHICLES GROUP LIMITED

i

EXPLANATORY NOTE

On April 28, 2023 , Zapp Electric Vehicles Group Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Zapp EV”), consummated the business combination pursuant to the Agreement and Plan of Merger, dated as of November 22, 2022 (the “Merger Agreement”), by and among Zapp EV, CIIG Capital Partners II, Inc. (“CIIG II”), Zapp Electric Vehicles Limited, a private company limited by shares registered in England and Wales (“Zapp UK”) and Zapp Electric Vehicles, Inc., a Delaware corporation and direct, wholly owned subsidiary of Zapp EV (“Merger Sub”).

The Merger Agreement provided that the parties thereto would enter into a business combination transaction (the “Business Combination”) pursuant to which, among other things, (i) the shareholders of Zapp UK transferred their respective ordinary shares of Zapp UK to Zapp EV in exchange for ordinary shares of Zapp EV (“Ordinary Shares”, and such exchange, the “Company Exchange”); and (ii) immediately following the Company Exchange, Merger Sub merged with and into CIIG II, with CIIG II being the surviving corporation in the merger (the “Merger”), and each outstanding share of common stock of CIIG II (other than certain excluded shares) would convert into the right to receive one Zapp EV Ordinary Share.

Upon the consummation of the Business Combination: (i) the shareholders of Zapp UK transferred their respective shares of Zapp UK to Zapp EV in exchange for 41,296,259 Zapp EV Ordinary Shares pursuant to the Company Exchange, (ii) $6.1 million in aggregate principal amount of Zapp UK’s senior unsecured convertible loan notes due 2025 (the “Zapp UK Convertible Loan Notes”) were automatically redeemed at the principal amount by conversion into ordinary shares of Zapp UK, which were then transferred to Zapp EV in exchange for 871,428 Zapp EV Ordinary Shares; (iii) all Zapp UK options, whether vested or unvested, were released and cancelled by holders of Zapp UK options in exchange for 4,410,844 options to purchase Zapp EV Ordinary Shares (“Zapp EV Exchange Options”), of which 4,082,240 Zapp EV Exchange Options were fully vested upon the consummation of the Business Combination; (iv) the 6,000,000 Zapp UK warrants issued to Michael Joseph to purchase 6,000,000 ordinary shares of Zapp UK ceased to be warrants with respect to ordinary shares of Zapp UK and were assumed by Zapp EV and converted into 3,412,469 fully vested warrants to purchase Zapp EV Ordinary Shares (“Zapp EV Exchange Warrants”); (v) all shares of CIIG II Class A common stock, par value $0.0001 per share, and CIIG II Class B common stock, par value $0.0001 per share, were cancelled and automatically deemed to represent the right to receive 28,750,000 Zapp EV Ordinary Shares and 7,187,500 Zapp EV Ordinary Shares (of which 754,687 Zapp EV Ordinary Shares are unvested and subject to certain vesting conditions), respectively; and (vi) each CIIG II warrant was modified to provide that such warrant no longer entitles the holder thereof to purchase the number of shares of CIIG II’s common stock set forth therein and in substitution thereof such warrant would entitle the holder to acquire the same number of Zapp EV Ordinary Shares per warrant on the same terms (“Zapp EV Public Warrants”).

The Business Combination was consummated on April 28, 2023, whereupon Zapp UK became a direct wholly-owned subsidiary of Zapp EV, and CIIG II became a direct wholly-owned subsidiary of Zapp EV (changing its name to Zapp Electric Vehicles, Inc.). On May 1, 2023, Zapp EV Ordinary Shares and Zapp EV Public Warrants commenced trading on The Nasdaq Stock Market LLC, or “Nasdaq”, under the symbols “ZAPP” and “ZAPPW,” respectively.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report and the information incorporated by reference herein include certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (or the “Exchange Act”). These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our future results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance, developments in the capital and credit markets, and the evolution of the industry and markets in which we intend to operate.

The forward-looking statements contained in this Report are based on our current expectations and beliefs concerning future developments. There can be no assurance that future developments will be those that we have anticipated. All forward-looking statements herein involve risks, uncertainties and/or potentially incorrect assumptions, which may cause our actual results and financial condition to be materially different from those expressed or implied by the forward-looking statements.

Many factors could cause our actual future results of operations and financial condition to be materially different from (and more negative than) those expressed, anticipated or implied by the forward-looking statements in this Report, including without limitation: (i) our ability to raise sufficient additional capital to continue to operate as a Going Concern, (ii) the effect of the public listing of our securities on our business relationships, performance, financial condition and business generally, (iii) the outcome of any legal proceedings that may be instituted against the Company or its subsidiaries, (iv) our ability to maintain the listing of our securities on Nasdaq, (v) volatility in the price of our securities due to a variety of factors, including without limitation changes in the competitive and highly regulated industry in which we plan to operate, variations in competitors’ performance and success, and changes in laws and regulations affecting our business, (vi) our ability to implement business plans, meet forecasts and other expectations, and identify opportunities, (vii) the risk of slow growth and of downturns in the nascent and highly competitive electric vehicle industry, (viii) our ability to build the Zapp brand and consumers’ recognition, acceptance and adoption of the Zapp brand, (ix) the risk that we may be unable to develop and manufacture electric vehicles of sufficient quality, on schedule and at scale, that would appeal to a large customer base, (x) the risk that we have a limited operating history, have not yet released a commercially available electric vehicle and do not have experience manufacturing or selling a commercial product at scale, (xi) the risk that we may not be able to effectively manage our growth, including our design, research, development and maintenance capabilities and (xii) other factors discussed under “Item 3.D.—Key Information—Risk Factors” in this Annual Report, which section is incorporated herein by reference.

The foregoing list of risk factors described above and set forth in the “Risk Factors” section below is not exhaustive. Other sections of this annual report describe additional factors that could adversely affect our business, results of operations and financial condition. Should one or more of any such risks and/or uncertainties be adversely realized, or should any of our assumptions prove incorrect, actual results may vary in material negative respects from those expressed, anticipated or implied by the forward-looking statements herein. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. We undertake no obligation, except as required by law, to revise publicly any forward-looking statement to reflect circumstances or events after the date of this Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks described below and in the other periodic reports we file from time to time with the U.S. Securities and Exchange Commission (the “SEC”).

CURRENCY PRESENTATION

In this Annual Report, references to “$,” “USD” and “U.S. Dollars” are to the lawful currency of the United States of America, references to “EUR” and “€” are to the single currency adopted by participating member states of the European Union relating to Economic and Monetary Union, references to “GBP” and “£” are to the lawful currency of the United Kingdom, and references to “Thai Baht” or “THB” are to the lawful currency of the Kingdom of Thailand.

Unless otherwise specified or the context requires otherwise, all financial information for the Company provided in this annual report is denominated in U.S. Dollars.

DEFINITIONS

Definitions

Unless otherwise specified or the context otherwise requires in this Annual Report:

•
the terms (1) “we,” “us,” “our,” “Company,” “Zapp EV,” “Zapp” and “our business” refer to Zapp Electric Vehicles Group Limited and, where appropriate, its subsidiaries Zapp Electric Vehicles Limited and Zapp Electric Vehicles, Inc.; (2) “Zapp UK” refers to Zapp Electric Vehicles Limited, (3) “Zapp US” refers to Zapp Electric Vehicles, Inc. and (4) “ZTH” refers to Zapp Scooters (Thailand) Company Limited, a wholly owned subsidiary of Zapp UK.
•
“Business Combination” refers to the transaction consummated on April 28, 2023 pursuant to the Agreement and Plan of Merger, dated as of November 22, 2022 (the “Merger Agreement”), by and among Zapp EV, CIIG Capital Partners II, Inc.

(“CIIG II”), Zapp Electric Vehicles Limited, a private company limited by shares registered in England and Wales (“Zapp UK”) and Zapp Electric Vehicles, Inc., a Delaware corporation and direct, wholly owned subsidiary of Zapp EV (“Merger Sub”).
•
“Code of Conduct” refers to our Code of Business Conduct and Ethics available on our website at https://ir.zappev.com/.
•
“Director Nomination Agreement” refers to the director nomination agreement entered into with the Founder on April 28, 2023.
•
"DSDTC" refers to our Drop-Ship-Direct-To-Customer delivery process.
•
“ECWVTA” refers to European Community Whole Vehicle Type Approval.
•
“emerging growth company” refers to an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
•
“EU” refers to the European Union.
•
“EVP2W” refers to electric powered two wheel vehicle(s).
•
“EXIM” refers to the Export-Import Bank of Thailand.
•
“Founder” refers to Mr. Swin Chatsuwan.
•
“FCPA” refers to the U.S. Foreign Corrupt Practices Act.
•
“Financial statements” refers to the audited consolidated financial statements of Zapp Electric Vehicles Group Limited, including the related notes thereto, prepared in accordance with IFRS.
•
“Forward Purchase Agreements” and “FPA” refer to the forward purchase agreements entered into with each of ACM ARRT I LLC and CFPA Holdings LLC-Zapp RS on April 26, 2023.
•
“GDPR” refers to the General Data Protection Regulation (EU) 2016/679.
•
“ICE” refers to internal combustion engine.
•
“ICEP2W” refers to internal combustion engine powered two wheel vehicle(s).
•
“IFRS” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).
•
“JOBS Act” refers to the Jumpstart Our Business Startups Act, U.S.Public Law 112–106, 126 Stat. 306 (2012).
•
“MSA” refers to the marketing services agreement entered into with one of our suppliers in June 2023.
•
“Nasdaq” refers to The Nasdaq Stock Market LLC.
•
“Ordinary Shares” and “Shares” refer to the authorized share capital of Zapp Electric Vehicles Group Limited, as issued in connection with the Business Combination and subsequently.
•
“P2W” refers to powered two wheel vehicle(s).
•
“P2W Market” refers to the global mobility market for P2Ws.
•
“PDPA” refers to the Personal Data Protection Act B.E. 2562 (2019) published in the royal gazette of Thailand, which came into effect on June 1, 2022.
•
“PFIC” refers to a passive foreign investment company, being any non-U.S. corporation with respect to which either: (i) 75% or more of the gross income for a taxable year constitutes passive income for purposes of the PFIC rules, or (ii) 50% or more of such non-U.S. corporation’s assets in any taxable year (generally based on the quarterly average of the value of its assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income.
•
“RSUs” refers to restricted stock units.
•
“SAP” refers to SPAC Advisory Partners LLC.
•
“Securities Act” refers to the U.S. Securities Act of 1933, as amended; “Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended; and “SEC” refers to the U.S. Securities and Exchange Commission.
•
“SEPA” refers to the standby equity purchase agreement entered into with an affiliate of Yorkville Advisors Global, LP on February 10, 2024.

•
“Summit” refers to the Thai Summit Group, a conglomerate based in Thailand that is among the leading manufacturers of automotive parts and motorcycle structures and components in Asia, with which we have entered into contract manufacturing arrangements.
•
“U.K. Bribery Act” refers to the U.K. Bribery Act 2010.
•
“UK GDPR” refers to U.K. General Data Protection Regulation and the U.K. Data Protection Act 2018.
•
“U.S. Holder” refers to a beneficial owner of our Securities that is, for U.S. federal income tax purposes: (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) a trust subject to the control of one or more U.S. persons and the primary supervision of a U.S. court; or (iv) an estate the income of which is subject to U.S. federal income taxation regardless of its source.
•
“Younited” refers to Younited SA, a company (société anonyme) organized and existing under the laws of France.
•
“Zapp” as used herein may refer to Zapp EV, one or more of its subsidiaries, or the Zapp brand, as appropriate in context.
•
“Zappers” refers to franchised, independent service agents.

INFORMATION ABOUT IFRS AND NON-IFRS FINANCIAL MEASURES

Our financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. We do not refer to any non-IFRS measures in this Annual Report.

MARKET AND INDUSTRY DATA

Certain industry data and market data included in this Annual Report were obtained from independent third-party surveys, market research, publicly available information, reports of governmental agencies, and industry publications. Such data are based on and reflect a number of assumptions and limitations, and you are cautioned not to give undue weight to data and information obtained from these sources and referenced herein. We believe such data and information are helpful in gaining an understanding of the nascent electric vehicle industry and the markets in which we plan to operate, but caution you that investment in our Company’s securities is subject to a high degree of risk and uncertainty due to a variety of factors, including those described below in “Item 3.D—Key Information—Risk Factors.” These and other factors could cause results to differ materially from those expressed or implied by data and other information compiled by independent parties and referenced herein.

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Not applicable.

B. Advisers

Not applicable.

C. Auditors

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our securities carries a significant degree of risk. You should carefully consider the following risks and other information in this Annual Report, including our consolidated financial statements and related notes included herein, in connection with your ownership of our securities. If any of the negative outcomes or events described below occur, our business and financial results could be adversely affected in a material way. This could cause the trading price of our securities to decline, perhaps significantly, and you therefore may lose part or all of your investment. The risks set out below are not exhaustive and do not comprise all of the risks associated with an investment in the Company’s securities. Additional risks and uncertainties not currently known to us or which we currently deem immaterial may also have a material adverse effect on our business, results of operations, financial condition and prospects.

Risks Related to Zapp’s Business and Industry

We are an early-stage company with a history of losses and expect to incur significant expenses and losses for at least the near and medium term. We may not achieve or maintain profitability in the future.

We have not generated revenue and have incurred net losses since our inception, including losses of $222 million and $4 million for the years ended September 30, 2023, and 2022, respectively. We believe that we will continue to incur operating and net losses in the future until at least the time we begin significant deliveries of our vehicles which may occur later than we expect or not at all. We may not be profitable for at least the near and medium term as we invest in our business, build capacity and ramp-up operations, and we cannot assure you that we will ever achieve or be able to maintain profitability in the future. Even if we are able to successfully develop our vehicles and attract customers, there can be no assurance that we will be financially successful. For example, as we expand internationally and expand our vehicle portfolio, including the possible introduction of lower-priced vehicles, we will need to manage costs effectively to sell those products at our expected margins. Failure of the Company to become profitable could materially and adversely affect the value of your investment in our securities. Our ability to achieve profitability will depend on the successful development, commercial introduction and consumer acceptance of our vehicles including our first product, the i300 electric motorcycle, and our services, which may not occur. Our business also will at times require significant amounts of working capital to support the development of additional vehicle models and service platforms. An inability to generate positive cash flow in the near term may adversely affect our ability to raise needed capital for our business on reasonable terms, diminish supplier or customer willingness to enter into transactions with us, and have other adverse effects that may negatively impact our viability as a business in the medium and longer term. There can be no assurance that we will achieve positive cash flow in the near future or at all.

We continue to face significant liquidity constraints and require additional external sources of capital to fund our operations and for our debt service and other obligations.

Since inception, we have relied on a combination of debt and equity financing to fund our operations. Until the commercial launch and first customer deliveries of the i300, which we anticipate will allow us to begin generating cash from operations, we will continue to rely on external financing to fund our operations. There can be no assurance that we will be able to obtain such additional financing on commercially reasonable terms, or at all.

In order to minimize cash outflows, we have implemented strategies to conserve cash, such as delaying the settlement of payment obligations with a number of key suppliers, including professional services providers, and other payments related to the Business Combination, which has resulted in our trade and other payables increasing to $19.9 million at September 30, 2023 compared to $0.9 million at September 30, 2022. Despite our expectation that we will begin to generate revenues in 2024, the development of our business will result in increased operating cash outflows during 2024 compared to 2023. We expect that our cash flows from operating activities will continue to be insufficient to cover operating expenses and interest payments, and that we therefore will need other capital resources this year to fund our operations, debt service and other obligations as they become due, including the settlement of deferred payment obligations related to the Business Combination.

If we are unable to negotiate further extensions to our obligations to our suppliers or to generate sufficient revenues following our launch of the i300, we will need other external sources of capital to continue our operations, including through either debt or equity financing transactions, which may not be available on commercially reasonable terms, or at all. If these actions are not successful, and we are unable to continue to delay payments by agreement of certain major suppliers, we may not have sufficient liquidity to continue operations beyond the middle of calendar year 2024.

We may seek to obtain future financing through the issuance of debt or equity, and such financing may not be available on commercially reasonable terms or at all, which may have an adverse effect on our shareholders or may adversely affect our business and financial condition.

If we raise funds through the issuance of debt, including convertible debt or debt secured by some or all of our assets, holders of our debt securities will have rights, preferences and privileges senior to those of holders of our Shares in the event of liquidation. Moreover, whether we issue additional debt or not, it is possible, in the event of liquidation, that payment of creditor claims may leave no assets remaining to compensate holders of Shares. If we raise funds through the issuance of additional equity, whether through private placements or public offerings, such an issuance would dilute the ownership of any shareholders that do not participate in the issuance. There can be no assurance that we will be able to obtain debt or equity financing in a timely manner and on terms that are acceptable to us or at all. If we are unable to obtain any needed additional funding, we may be required to reduce the scope of, delay or eliminate some or all of our business plans, including without limitation our planned research, development, production and marketing activities and launch timing, any of which steps could materially harm our business.

Furthermore, the terms of any additional debt securities we may issue in the future may impose restrictions on our operations, which may include limiting our ability to incur additional indebtedness, pay dividends on or repurchase our share capital or make certain acquisitions or investments. In addition, we may be subject to covenants requiring us to satisfy certain financial tests and ratios, and our ability to satisfy such covenants may be affected over time by events outside of our control.

There is uncertainty regarding our ability to continue as a going concern.

We do not anticipate that our cash flows from operating activities will be sufficient to cover operating expenses and interest payments for the duration of the current fiscal year. While we recently concluded the Yorkville Transaction (see Note 24 to the consolidated financial statements included within this Annual Report), which will provide us with liquidity to facilitate the commercial launch of the i300, we will need other financing in the current fiscal year to fund our operations, debt service and other obligations as they become due, including the settlement of payment obligations relating to the Business Combination that were deferred until May 2024. There can be no assurance that we will be able to obtain such additional financing, or to obtain such additional financing on acceptable terms. As a result, the report of our independent registered public accounting firm for the year ended September 30, 2023 contains an explanatory paragraph relating to our ability to continue as a going concern. This uncertainty may materially and adversely affect our Share price and our ability to raise new capital.

We are a new entrant into an early-stage industry. As we scale and expand our business, we may not be able to adequately control the costs of our operations.

We have a short operating history in the electric powered two wheel vehicle (“EVP2W”) industry, which is continuously evolving. We have not yet delivered commercially available vehicles and do not yet have experience as an organization in high volume manufacturing, distribution and sales of vehicles. We intend to utilize business partners such as Summit and retailers with extensive experience in manufacturing and sale of vehicles at scale. Despite this experience, the EVP2W industry is in its early stages and there are no guarantees that this experience will result in sales of our vehicles at a comparable scale. We will require significant capital to develop and grow our business, including developing and producing our vehicles, establishing or expanding design, research and development, production and building our brand. We have incurred and expect to continue incurring significant expenses, including research and development expenses, selling and distribution expenses as we build our brand and market our vehicles, and general and administrative expenses as we scale our operations, identify and commit resources to investigate new areas of demand and incur costs as a public company, which will impact our profitability. Our ability to become profitable in the future is dependent on the design, development and marketability of our product portfolio, while also controlling costs to achieve expected margins. If we are unable to efficiently design, develop, market, deploy, distribute and service our vehicles while simultaneously controlling costs, our margins, profitability and prospects could be materially and adversely affected.

The global P2W market is highly competitive. Specifically, the EVP2W sector is rapidly growing and our products and services are and will be subject to strong competition from a growing list of established and new competitors.

Both the internal combustion engine (“ICE”) powered two wheel vehicle (“P2W”) and EVP2W industries generally are highly competitive, and we will be competing for sales with both ICE-focused companies and EV-focused companies. Several major P2W companies have EVP2Ws available today and other current and prospective motorcycle manufacturers are also developing EVP2Ws. Factors affecting competition include product performance and quality, technological innovation, customer experience, brand differentiation, product design, pricing and manufacturing scale and efficiency. Increased competition may lead to lower vehicle unit sales and downward price pressure and adversely affect our business, prospects, financial condition and operating results. We also expect competition for EVs to intensify due to increased demand and a regulatory push for alternative fuel vehicles, continuing globalization and consolidation in the worldwide automotive industry. Further, as a result of new entrants in the EV market, we may experience increased competition for components and other parts of our vehicles, which may have limited or possibly single-source supply.

Our future growth and success are highly dependent upon consumers’ adoption of, and their demand for, EVP2Ws and our battery solutions in a sector that is highly competitive, cyclical and volatile.

Our future growth is dependent on consumers’ willingness to adopt EVP2Ws and choose our products over those of other EVP2W manufacturers. Demand for EVP2Ws may be affected by factors directly impacting EVP2W prices or the cost of purchasing and operating EVP2Ws such as sales and financing incentives, prices of raw materials and parts and components, cost of fuel and governmental regulations, including tariffs, import regulation and other taxes. Volatility in demand may lead to lower vehicle unit sales, which may result in downward price pressure and adversely affect our business, operating results, financial condition and prospects.

In addition, demand for our vehicles will highly depend upon the adoption by consumers of alternative fuel vehicles in general and EVs in particular. The market for such vehicles is rapidly evolving and characterized by changing technologies, competitive pricing and competitive factors, evolving government regulation and industry standards, and changing consumer tastes and behaviors.

Other factors that may influence the adoption of alternative fuel vehicles, and specifically EVs, include:

•
perceptions about EV quality, safety, design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of EVs, whether or not such EVs are produced by us or other manufacturers;
•
perceptions about EV safety in general, in particular safety issues that may be ascribed to the use of advanced technology, including EV systems and battery safety;
•
range anxiety, including the decline of an EV’s range resulting from deterioration over time in the battery’s ability to hold a charge;
•
the availability of new energy vehicles;
•
the availability of service and charging stations for EVs;
•
the costs and challenges of installing home charging equipment, including for multi-family, rental and densely populated urban housing;
•
the environmental consciousness of consumers, and their adoption of EVs;
•
the occurrence of negative incidents, or perception that negative incidents have occurred, with respect to our or our competitors’ EVs resulting in adverse publicity and harm to consumer perceptions in EVs generally;
•
the higher initial upfront purchase price of EVs, despite lower cost of ongoing operating and maintenance costs, compared to ICE vehicles;
•
perceptions about and the actual cost of alternative fuel;
•
regulatory, legislative and political changes; and
•
macroeconomic factors.

Furthermore, our vehicles utilize portable battery packs which do not require dedicated charging infrastructure. While we believe that our portable battery packs differentiate our vehicles, there can be no assurance that consumers will adopt our battery solutions. If potential customers do not find our battery solutions attractive or are unwilling to adopt our battery solutions, it could impact the competitiveness of our vehicles and the rate of growth of our business and market penetration, and in turn, our business, prospects, financial condition and operating results.

Our business and prospects depend significantly on our ability to build the Zapp brand and consumers’ recognition, acceptance and adoption of the Zapp brand. We may not succeed in continuing to maintain and strengthen the Zapp brand.

Our business and prospects are heavily dependent on our ability to develop, maintain and strengthen the Zapp brand. If we do not continue to establish, maintain and strengthen our brand, we may lose the opportunity to build a critical mass of customers. Promoting and positioning our brand will likely depend significantly on our ability to provide high-quality vehicles and engage with our customers as intended. In addition, our ability to develop, maintain and strengthen the Zapp brand will depend heavily on the success of our customer development and branding efforts. Such efforts mainly include building a community of customers engaged with our branding initiatives, including through our authorized resellers, at automotive shows and events, city pop-up stores and guerilla roadshows, as well as engaging celebrity talent, social media influencers or brand ambassadors or other brand partnerships. Such efforts may not achieve the desired results and we may be required to change our customer development and branding practices, which could result in substantially increased expenses. There is no assurance that such efforts would yield brand awareness or consumer adoption of our vehicles. If we do not develop and maintain a strong brand, our business, prospects, financial condition and operating results may be materially and adversely impacted.

In addition, if negative incidents occur or are perceived to have occurred, whether or not such incidents are our fault, we could be subject to adverse publicity. In particular, given the popularity of social media, any negative publicity, whether true or not, could quickly proliferate and harm consumer perceptions and confidence in the Zapp brand. Furthermore, there is the risk of potential adverse publicity related to our manufacturing partners or other partners whether or not such publicity is related to their collaboration with us. Our ability to successfully position our brand could also be adversely affected by perceptions about the quality of our competitors’ vehicles.

In addition, from time to time, our vehicles may be evaluated and reviewed by third parties. Any negative reviews, reviews which compare our vehicles unfavorably to competitors, or even negative opinions among reader comments following such reviews, could adversely affect consumer perception about our vehicles, no matter their accuracy.

We may experience delays in the design, manufacture, production, and launch of our vehicles, which could harm our business, prospects, financial condition and operating results.

Our future business depends in large part on our ability to execute on our plans to develop, produce, market and sell our vehicles. Many EV companies have experienced delays in the design, production and commercial release of new products. To the extent we delay the launch of our vehicles, our growth prospects could be adversely affected as we may fail to establish or grow our market share. Furthermore, we rely on contract manufacturers for the manufacturing of vehicles. We could experience delays if our contract manufacturers do not meet agreed upon timelines or experience capacity constraints. Additionally, we and our contract manufacturer rely on third-party suppliers for the provision and development of the key components and materials used in our vehicles. To the extent our suppliers experience any delays in providing us or our contract manufacturer with or developing necessary components, we could experience delays in delivering on our timelines. See “—Increases in costs, as a result of inflation or otherwise, disruption of supply or shortage of materials, in particular for lithium-ion battery cells and electronics subcomponents could harm our business.”

We may be unable to develop and manufacture vehicles of sufficient quality, and on schedule and scale, that would appeal to a large customer base.

Our business depends in large part on our ability to develop, market, produce and sell our vehicles. The continued development of and the ability to sell our vehicles at scale, including the i300 and future vehicles are and will be subject to risks, including with respect to:

•
our ability to maintain and scale necessary funding;
•
our ability to develop and launch vehicles at scale and at attractive profit margins for our business;
•
our ability to negotiate and execute definitive agreements, and maintain arrangements on reasonable terms, with our various suppliers for hardware or services necessary to engineer or manufacture parts or components of our vehicles, with our resellers to sell our vehicles and with our franchisees to deliver and service our vehicles;
•
securing necessary components, services or licenses on acceptable terms and in a timely manner;
•
delays by us in delivering final component designs to our suppliers;
•
our ability to accurately produce vehicles within specified design tolerances;
•
quality controls that prove to be ineffective or inefficient;
•
defects in design and/or manufacture that cause our vehicles not to perform as expected or that require repair, field actions, product recalls or design changes;
•
delays, disruptions or increased costs in our third-party outsourcing partners’ and our third-party suppliers’ supply chain, including raw material supplies;
•
other delays, backlog in manufacturing and research and development of new models, and cost overruns;
•
obtaining required regulatory approvals and certifications;
•
compliance with environmental, safety and similar regulations; and
•
our ability to attract, recruit, hire, retain and train skilled employees.

Historically, P2W customers have expected manufacturers to periodically introduce new and improved vehicle models. To meet these expectations, we intend to introduce new vehicle models and enhanced versions of existing models. The EVP2W market is in its early stages and quickly evolving. As a new entrant in a young industry, we inherently have limited experience, as a company, designing, testing, manufacturing, marketing, selling and servicing vehicles and therefore cannot assure you that we will be able to meet customer expectations. Any of the foregoing could have a material adverse effect on our business, prospects, financial condition and operating results.

If we fail to achieve unit sales expectations, our business, prospects, financial condition and operating results could be adversely impacted.

While we have received interests and reservations for our vehicles, there is no guarantee that such interests will translate into unit sales. We have received only a limited number of reservations for our vehicles, all of which are subject to cancellation until delivery of the vehicle. The wait from the time a reservation is made until the time the vehicle is delivered could also impact user decisions on whether to ultimately make a purchase, due to potential changes in preferences, competitive developments and other factors. If we encounter delays in the delivery of our current or future vehicle models, we believe that a significant number of reservations may be cancelled. As a result, no assurance can be made that reservations will not be cancelled and will ultimately result in the final purchase, delivery, and sale of the vehicle.

Our ability to successfully achieve unit sales expectations will be fundamental to our future success in existing and new markets and our market share. We cannot assure you that we will be able to achieve unit sales expectations. If we are unable to achieve unit sales expectations our business, prospects, financial condition and operating results could be adversely impacted.

Our limited operating history makes evaluating our business and future prospects difficult and may increase the risk of your investment.

We are a company with an extremely limited operating history and have not generated revenue from sales of our vehicles or other products and services to date. As an entirely new product, there is no historical basis for making judgments on the demand for our vehicles, our ability to develop, produce and deliver vehicles, or our profitability in the future. It is difficult to predict our future revenues and appropriately budget for our expenses, and trends that may emerge in this quickly evolving industry that may be outside our visibility and may affect our business. You should consider our business and prospects in light of the risks and challenges we face as a new entrant in an early-stage industry, including with respect to our ability to continuously advance our vehicle technologies; develop safe, reliable and quality vehicles that appeal to customers; deliver and service a large volume of vehicles; turn profitable; build a globally recognized and respected brand cost-effectively; expand our vehicles lineup; navigate the evolving regulatory environment; improve and maintain our operational efficiency; manage supply chain effectively; adapt to changing market conditions, including technological developments and changes in competitive landscape; and manage our growth effectively.

While we are currently focusing on the i300, we expect our product roadmap to expand beyond the i300 and introduce new models in other categories or using other technologies that we have less experience in as we may adjust our strategies and plans from time to time to remain competitive.

If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected.

As we continue to grow, we may not be able to effectively manage our growth, including with respect to our design, research, development and maintenance capabilities, which could negatively impact our brand and financial performance.

We intend to expand our operations significantly, which will require hiring, retaining and training new personnel, controlling expenses, establishing facilities, and implementing administrative infrastructure, systems, and processes. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include, among others:

•
attracting and hiring skilled and qualified personnel to support our expanded operations at existing facilities or operations at any facilities we may construct or acquire in the future;
•
managing a larger organization with a great number of employees in different divisions and geographies;
•
training and integrating new employees into our operations to meet the growing demands of our business;
•
controlling expenses and investments in anticipation of expanded operations;
•
establishing or expanding design, research, development, contract manufacturing, sales, servicing and maintenance capabilities;
•
managing regulatory requirements, permits and labor issues and controlling costs in connection with the construction of additional facilities or the expansion of existing facilities; and
•
implementing and enhancing administrative infrastructure, systems and processes.

Furthermore, we have very limited experience to date in high volume production of our vehicles and we cannot be certain that we will be able to continue to partner with reliable contract manufacturers and reliable sources of component supply, that will enable us to meet the quality, price, engineering, design and production standards, as well as the production volumes, required to successfully market our vehicles as our operations expand. Any failure to effectively manage our growth could negatively impact our brand and financial performance.

The relationship of the UK and the EU could impact our ability to operate efficiently in certain jurisdictions or in certain markets.

On January 31, 2020, the UK exited the EU, an action referred to as Brexit. This was followed by an implementation period, during which EU law continued to apply in the UK and the UK maintained its EU single market access rights and EU customs union membership. The implementation period expired December 31, 2020. Consequently, the UK has become a third country vis-à-vis the EU, without access to the single market or membership of the EU customs union.

The UK and the EU have signed an EU-UK Trade and Cooperation Agreement, or TCA, which was formally approved by Parliament on April 28, 2021. This agreement provides details on how some aspects of the UK’s and EU’s relationship will operate going forward; however, there are still many uncertainties, and how the TCA will take effect in practice is still largely unknown. This lack of clarity on future UK laws and regulations and their interaction with the EU laws and regulations may negatively impact foreign direct investment in the UK, increase costs, depress economic activity, and restrict access to capital.

The uncertainty concerning the UK’s legal, political, and economic relationship with the EU after Brexit may be a source of instability in the international markets, create significant currency fluctuations, and/or otherwise adversely affect trading agreements or similar cross-border cooperation arrangements (whether economic, tax, fiscal, legal, regulatory, or otherwise) beyond the date of Brexit.

We have employees and intend to operate in the UK and other European countries. We cannot predict whether the UK will significantly alter its current laws and regulations in respect of the automotive and EVP2W industries and, if so, what impact any such alteration would have on our business. Moreover, we cannot predict the impact that Brexit will have on the marketing of our vehicles or the process to obtain regulatory approval in the UK for our vehicles. As a result of the developments in the relationship between the UK and the EU, we may experience adverse impacts on customer demand and profitability in the UK and other markets.

Additional Brexit-related impacts on our business could include potential inventory shortages in the UK, increased regulatory burdens and costs to comply with UK-specific regulations, and higher transportation costs for our products coming into and out of the UK. Any of these effects, among others, could materially and adversely affect our business, results of operations and financial condition.

Our receivables financing credit line with EXIM, which we will use to finance customer orders is cancellable by EXIM at any time, and we may be unable to secure financing at similar rates.

We have entered into a revolving loan agreement with EXIM (the “EXIM Facility”) providing for the issuance of short-term letters of credit and/or trust receipts for the purposes of purchase orders and production orders, and will depend on EXIM to finance our customer orders and the manufacturing of our vehicles. The EXIM Facility may be terminated by EXIM at any time. Termination of the EXIM Facility for any reason would have a material adverse effect on our business, delays in the production and delivery of our vehicles. We may have to obtain new financing, which may not be available on commercially reasonable terms or at all. If we cannot secure new financing arrangements if and when we need them, our business, operating results, financial condition and prospects could be materially adversely affected.

We depend on key suppliers to deliver components according to schedules, prices, quality, and volumes that are acceptable to us. We may be unable to effectively manage these suppliers. Uncertainties in the global economy may negatively impact suppliers and other business partners, which may interrupt the supply chain and require other changes to operations. These and other factors may adversely impact revenues and operating income.

Our success will be dependent upon our or our contract manufacturer’s ability to enter into supplier agreements and maintain our relationships with existing and future suppliers whose products are critical to the production of our vehicles. The supply agreements we may enter into with suppliers in the future may have provisions whereby such agreements can be terminated in various circumstances, including potentially without cause. If key suppliers terminate agreements and/or become unable to provide, or experience delays in providing, needed components, we may have difficulty finding replacement components. Additionally, our products contain parts that we purchase from limited-source suppliers, for which few or no immediate or readily available alternative exists. While we believe that we would be able in such case to establish alternate supply relationships and can obtain or engineer replacement components, we may be unable to do so quickly (or at all) at acceptable prices, volume and/or quality levels. In addition, unexpected changes in business conditions, supplier pricing and materials pricing, including due to inflation of raw material costs, labor issues, wars, trade policies, natural disasters, health epidemics such as the global COVID-19 pandemic, trade and shipping disruptions, port congestions and other factors beyond our or our suppliers’ control could affect current and future suppliers’ ability to remain solvent, operational and able to deliver the components we need. The unavailability of any supplier or component could result in production delays, product design changes and loss of access to important technology and tools for producing and supporting our products, as well as impact our capacity expansion and our ability to fulfill our obligations to customers. Moreover, significant increases in our production or product design changes by us may in the future require us to procure additional components in a short amount of time. Our suppliers may not be willing or able to sustainably meet our timelines or our cost, quality and volume needs, which may require us to replace them with other sources. Any such disruptions could affect our ability to produce and deliver vehicles and negatively affect our business, results of operations and financial condition.

Also, if a supplied vehicle component becomes the subject of a product recall, we may be required to source an alternative component to remedy the issue(s) that led to such recall, which could increase our costs and divert management attention.

If we or our contract manufacturer do not enter into long-term supply agreements with guaranteed pricing for our parts or components, we and our contract manufacturer may be exposed to fluctuations in prices of components, materials and equipment. Agreements for the purchase of battery cells contain or are likely to contain pricing provisions that are subject to adjustments based on changes in market prices of key commodities. Substantial increases in the prices for such components, materials and equipment would increase our operating costs and could reduce our margins if we cannot recoup such increased costs. Any attempts to increase the announced or expected prices of our vehicles in response to increased costs could be viewed negatively by our potential customers and could adversely affect our business, operating results, financial condition and prospects.

Increases in costs or disruption of supply or shortages of materials could harm our business.

We and our suppliers may experience increases in the cost of or a sustained interruption in the supply of materials. Any such cost increase, supply interruption or shortage could materially and negatively impact our business, operating results, financial condition and prospects. We and our suppliers use various materials in our businesses and products, including, for example, lithium-ion battery cells, semiconductor chips, aluminum and steel, and the prices for these materials fluctuate. The available supply of these materials may be unstable, depending on market conditions and global demand. For example, recent conflicts in Ukraine and the Middle East may cause disruptions to and delays in our operations, including shortages and delays in the supply of certain parts, including materials and equipment necessary for the production of our vehicles, and the various internal designs and processes we may adopt in an effort to remedy or mitigate impacts of such disruptions and delays may result in higher costs. There have been very sizable increases in recent months in the cost of key metals, including lithium, nickel, aluminum and cobalt, with volatility in pricing expected to persist for the foreseeable future. In addition, our business also depends on the continued supply of battery cells for the battery packs used in our vehicles. We are exposed to multiple risks relating to lithium-ion battery cells. These risks include, but are not limited to:

•
any increases in the cost, or any decrease in the available supply, of materials used in the cells;
•
disruption in the supply of cells due to quality issues or recalls by battery cell manufacturers;
•
inability to contract with large suppliers who have existing long-term relationships with other EV companies; and
•
fluctuations in the value of any foreign currencies in which battery cell and related raw material purchases are or may be denominated relative to the U.S. dollar.

We may have limited operational flexibility in the event of any disruption in the supply of battery cells, which could lead to disruptions in the production of our vehicles.

As in the case of batteries, semiconductors are an important component of the electrical architecture of our vehicles, controlling wide aspects of their operability and in turn subjecting us to a risk of shortages and long lead times in their supply. Many of the key semiconductors used in our vehicles come from limited-source suppliers, such that a disruption or shortage of production in respect of any such manufacturer or supplier may result in increased chip delivery lead times, delays in the production of our vehicles, and increased costs incurred to source alternative semiconductor suppliers. In addition, we may be required to incur additional costs and expenses in the event that new chip suppliers must be onboarded on an expedited basis.

Substantial increases in the prices of materials used in the production of our products, such as those charged by battery cell or semiconductor chip suppliers, would increase our operating costs and could reduce our margins. For example, due to the recent global semiconductor supply shortage, other supply chain issues, and the current inflationary environment in the United States and globally, the cost of input materials, components and processes required to produce our vehicles is expected to increase, and we may need to increase the prices of our vehicles in response to these cost pressures. Price increases and other measures taken by us to offset higher costs could materially and adversely affect our reputation and brand, result in negative publicity, a loss of customers and sales, and adversely affect our business, operating results, financial condition and prospects. In addition, a growth in popularity of EVs without a significant expansion in battery cell production capacity could result in shortages which would result in increased materials costs to us, and would impact our projected manufacturing and delivery timelines, and adversely affect our business, operating results, financial condition and prospects.

Engaging contract manufacturers, including Summit, to manufacture our vehicles is subject to risks, including in respect of costs and manufacturing capabilities. If we are unable to maintain a relationship with Summit to manufacture our vehicles, our manufacturing costs may be adversely affected.

A key financial benefit to our business is our asset-light operating model under which we will rely on a contract manufacturer to produce our vehicles. We have secured the experience and expertise of Summit to serve as our long-term contract manufacturing partner, providing manufacturing, procurement, logistics and distribution services for vehicles. If our contract manufacturing agreement terminates or expires, or if Summit fails to perform or meet our expected quality standards, timelines, capacity requirements, costs, manufacturing capabilities or manufacturing footprint, we may need to engage another third-party contract manufacturer or build our own in-house manufacturing capabilities, which could cause us to incur significant cost, expense and production/delivery delays. As we do not currently have alternate manufacturing arrangements in place, it could if necessary take time to transition to another contract manufacturer and there is no guarantee that such alternative would meet our capacity, capability and/or quality requirements, or otherwise provide an effective and acceptable manufacturing solution. Any of the foregoing circumstances could adversely affect our business, operating results, financial condition and prospects.

We do not yet have a distribution network and do not have experience distributing directly to consumers. If we are unable to establish or maintain relationships with resellers or other retail partners or our authorized resellers or other retail partners are unable or ineffective in establishing or maintaining relationships with customers for our vehicles, our business may be adversely affected.

We employ a go-to-market business model whereby our revenue will be generated by sales through our online platform, authorized resellers and online resellers. We have received over 200 reseller applications by authorized resellers globally and have signed multiple letters of intent with certain authorized resellers as of the date of this annual report. However, all of these arrangements will require renegotiation at later stages as we begin our global product rollout, and some or all of these arrangements may be terminated or may not materialize into next-stage contracts or long-term contract arrangements. In addition, we do not currently have arrangements in place that will allow us to fully realize our global expansion plans. If we are unable to enter into acceptable contract arrangements with an adequate number of resellers in a timely manner, or at all, or if we fail to maintain such arrangements, our business, operating results, financial condition and prospects may be materially and adversely affected.

We will depend on the capability of such retail partners to develop and implement effective retail sales plans to help create demand among retail purchasers for our vehicles and related products and services that the retail partners may purchase from us. We intend to provide our retail partners with specific training and programs to assist them in selling our products, but there can be no assurance that these steps will be effective in building value adding commercial relationships. If our retail partners are not able to establish, maintain and strengthen our brand, we may lose the opportunity to build a critical mass of customers. Moreover, our retail partners’ ability to develop, maintain and strengthen their relationships with customers for vehicles will depend heavily on our ability to provide high-quality vehicles as well as the success of our customer development and marketing efforts. Our business and prospects depend significantly on our ability to build the Zapp brand and consumers’ recognition, acceptance, and adoption of the Zapp brand. We may not succeed in continuing to maintain and strengthen the Zapp brand.

Some of such retail partners may also market, sell and support product offerings that may be competitive with ours, may devote more resources to the marketing, sales and support of such competitive offerings or may have incentives to promote other offerings to the detriment of our own. Our retail partners’ actions could subject us to lawsuits, potential liability and reputational harm if, for example, any of our retail partners misrepresents the functionality of our vehicles to customers or violates applicable laws or our or their corporate policies. Even absent such issues, if our retail partners are unsuccessful in selling our EVs, or if we are unable to enter into arrangements with and retain a sufficient number of capable retail partners in each of the regions in which we plan to sell our vehicles, our business, operating results, financial condition and prospects could be adversely affected.

Furthermore, we intend to deliver our vehicles directly through “Zappers” who are franchised, independent delivery and service agents. We do not have experience in distributing directly to customers nor do we currently have franchisee arrangements in place. Our failure to enter into acceptable franchise arrangements in a timely manner, or at all, could result in delivery delays and adversely affect our business, operating results, financial condition and prospects.

Our ability to attract, train and retain executives and other qualified employees, including key members of management, is critical to our business, results of operations and future growth.

Our business and future success is substantially dependent on the continued services and performance of our key executives, senior management and other personnel, including personnel with relevant experience or expertise in the engineering and automotive sectors. Under our current employment arrangements, such persons may choose to terminate their employment with us at any time. The loss of the services of any of our key employees or any significant portion of our workforce could disrupt our operations and/or delay the development, introduction and rollout of our products and services. We cannot assure you that we will be able to retain these employees or find adequate replacements. When skilled personnel leave us, a lengthy period of time may be required to hire and train suitable replacement staff. Our ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees. We may be required to increase our levels of employee compensation more rapidly than in the past to remain competitive in attracting the quality of employees that our business requires. If we do not succeed in attracting well-qualified employees or retaining or motivating existing employees, our business, results of operations, financial condition and prospects could be adversely affected.

Employees may leave us or choose other employers over us due to various factors, such as a very competitive global labor market for talented individuals with automotive engineering or technology experience, or due to negative publicity related to us or our products. In regions where we have or will have operations, there is strong competition for individuals with skill sets needed for our business, including specialized knowledge of EVs, engineering, design and other expertise. We compete for talent with both mature and prosperous companies with greater financial resources as well as start-ups and emerging companies that promise short-term growth opportunities.

We expect to incur research and development costs and devote significant resources to developing new products, which may significantly reduce our profitability without leading to new revenue.

Our future growth depends on penetrating new markets, adapting existing products to customer requirements, and introducing new products that achieve market acceptance. If we are unable to do those things in a timely and cost-effective manner, we may lose our competitive position, our products may become dated, and our business, results of operations and financial condition could be adversely affected.

Our success in new markets will depend on a variety of factors, including but not limited to our ability to develop new products, new product features and services that address the customer requirements in such markets, attract a customer base and gain acceptance in such markets, and compete with new and existing competitors. Developing our products is expensive, and investments in product development may involve a long payback cycle. Our results of operations will be impacted by the timing and size of such investments, which may take several years to generate positive returns, if ever.

Additionally, future market share gains may take longer than planned and cause us to incur significant costs. Difficulties in any of our new product development efforts or our efforts to enter adjacent markets could adversely affect our business, operating results and financial condition.

We may face challenges in expanding our business and operations internationally and our ability to conduct business in markets may be adversely affected by legal, regulatory, political, and economic risks.

Our business plan includes operations in the UK, France and other countries in Europe, and subsequent expansion into other international markets including North America and the Asia Pacific. We will face risks associated with any potential international operations, including possible unfavorable legal, regulatory, political and economic risks, which could harm our business. We anticipate having international operations and subsidiaries that are subject to the legal, political, regulatory and social requirements and economic conditions in these jurisdictions. Furthermore, conducting and launching operations on an international scale requires close coordination of activities across multiple jurisdictions and time zones and consumes significant management resources. We will be subject to a number of risks associated with international business activities that may increase our costs, impact our ability to sell our vehicles and require significant management attention. These risks include:

•
conforming our vehicles to various international regulatory requirements where our vehicles are sold and serviced, which requirements may change over time;
•
expenditures related to foreign legal proceedings and liability;
•
difficulties in staffing and managing foreign operations, including managing different cultural expectations;
•
difficulties establishing relationships with, or disruption in the supply chain from, international suppliers;
•
difficulties attracting customers in new jurisdictions;
•
difficulties in attracting effective distributors, dealers or sales agents, as the case may be;
•
foreign government taxes, regulations and permit requirements, including foreign taxes that we may not be able to offset against taxes imposed upon us in jurisdictions where we operate, and foreign tax and other laws limiting our ability to repatriate funds to the Cayman Islands;
•
fluctuations in foreign currency exchange rates and interest rates, including risks related to any foreign currency swap or other hedging activities we may undertake;
•
government trade policies, restrictions, tariffs and price or exchange controls;
•
foreign labor laws, regulations and restrictions;
•
changes in diplomatic and trade relationships, including the potential trade war between China and the United States;
•
laws and business practices favoring local companies;
•
difficulties protecting or procuring intellectual property;
•
the adoption of the Zapp brand versus competitive foreign brands;
•
political instability, natural disasters, war or events of terrorism and health epidemics; and
•
the strength of international economies.

If we fail to successfully address and manage these risks, our business, operating results, financial condition and prospects could be adversely affected.

If our vehicle owners modify our vehicles using third-party aftermarket products or otherwise, such vehicles may not operate properly, which may create negative publicity and could harm our business.

Automotive enthusiasts may seek to alter our vehicles to modify their performance in ways which could compromise vehicle safety and security systems. Also, customers may customize their vehicles with aftermarket parts that can compromise driver safety. We do not test, nor do we endorse, such changes or products. In addition, customers may attempt to modify our vehicles’ charging systems in ways that can compromise vehicle systems or expose our customers to injury. Such unauthorized modifications could reduce the safety and security of our vehicles, and any injuries resulting from such modifications could result in adverse publicity, which may negatively affect our brand and thus harm our business, operating results, financial condition and prospects.

If we are unable to establish and maintain confidence in our long-term business prospects among customers and analysts and within our industry, or are subject to negative publicity, then our business, operating results, financial condition and prospects may suffer materially.

Customers may be less likely to purchase our vehicles if they are not convinced that our business will succeed or that our service and support and other operations will continue in the long term. Similarly, suppliers and other third parties may be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed. Accordingly, in order to build and maintain our business, we must maintain confidence among customers, suppliers, analysts, ratings agencies and other parties in our vehicles, long-term financial viability and business prospects. Maintaining such confidence may be complicated by certain factors, including many that are largely outside of our control, such as: our limited operating history; customer unfamiliarity with our vehicles and EVP2Ws in general; any delays in scaling production, delivery and service operations to meet demand; competition and uncertainty regarding the future of our vehicles and EVP2Ws in general; and our production and sales performance compared with market expectations.

Our financial results may vary significantly from period to period due to fluctuations in our operating costs, product demand, and other factors.

We expect our period-to-period financial results to vary based on our operating costs and product demand, which we anticipate will fluctuate as we continue to design, develop, produce and distribute new vehicles. Additionally, our revenue from period to period may fluctuate as we build our global distribution, add new derivative products based on market demand and margin opportunities, and introduce new or existing products in new markets.

Moreover, our revenue from period to period may fluctuate due to seasonality. As a seller of P2Ws, we expect to be impacted by seasonality, primarily by weather. During winter or colder months, sales of two wheeled vehicles tend to slow while during warmer months, sales increase. In Europe we expect revenue to be higher in the months of March through September, correlating with higher deliveries and when we plan to offer most of our potential customer ride experiences. During the months of October through February, we expect revenue to be lower as we focus on building the next season’s order bank. Such seasonality may cause our revenue to vary from quarter to quarter which can make forecasting more difficult and may adversely affect our ability to predict financial results accurately.

As a result of these factors, we believe that quarter-to-quarter comparisons of our financial results may not necessarily be meaningful and that such comparisons cannot be relied upon as indicators of future performance. Moreover, our varying financial results may not meet the expectations of equity research analysts, ratings agencies or investors, who may mainly focus on sequential quarterly financial results. If any of this occurs, the trading price of our Shares may experience significant volatility.

We collect and process certain information about our customers and their vehicles and are subject to various privacy and consumer protection laws.

We collect, receive, store, transmit and otherwise process different types of information about or related to a range of individuals, including our future customers, website visitors, our employees, job applicants and employees of other companies that we do business with (such as our vendors and suppliers). In addition to the information we will collect from our customers to complete a sale or transaction, we may in the future use our vehicles’ onboard electronic systems to capture information about each vehicle's use, such as location, charge time, battery usage, mileage and driving behavior, among other things, to aid us in providing services including EV diagnostics, repair, maintenance, insurance, roadside assistance and vehicle emergency services. Our customers may choose not to provide this data, which may harm our business and prospects. Possession and use of our customers’ vehicle use and other information may subject us to legislative and regulatory burdens and risks that could require notification of data breach, restrict our use of such information, and hinder our ability to acquire new customers or market to existing customers. If customers allege that we have improperly released or disclosed their sensitive personal data, we could face legal claims, lawsuits and reputational harm. If third parties improperly obtain and use sensitive personal data of our customers, we may be required to expend significant resources to resolve these problems.

As we expand our operations internationally, we will be required to comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal information in the U.S., Europe, Asia-Pacific and elsewhere. Such regulations may impose additional regulatory obligations regarding the handling of personal information and further provide certain individual privacy rights to persons whose data is processed.

Data protection and privacy-related laws and regulations are evolving and may result in ever increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. For example, the EU adopted the GDPR. These laws (and other laws that have since been enacted) impose additional regulatory obligations regarding the handling of personal data and further provide certain individual privacy rights to persons whose data is processed by covered organizations.

We are subject to the GDPR and the UK data protection regime consisting primarily of the UK GDPR. The GDPR, the national implementing legislation in EU member states, and the UK GDPR impose stringent data protection requirements, some of which are different from requirements under existing data privacy laws in other jurisdictions.

The GDPR/UK GDPR also generally prohibits the transfer of personal data subject to those regimes outside of the EU/UK unless a lawful data transfer solution has been implemented or a data transfer derogation applies. Recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal information from the EU and the UK to other countries. In addition, as supervisory authorities in the EEA and UK continue to issue further guidance relating to the processing of personal information, including the transfer of data, we could suffer additional costs or be subject to complaints or regulatory investigations or fines if there are allegations of non-compliance, and if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results. Loss, retention or misuse of certain information and alleged violations of laws and regulations relating to privacy and data security, and any relevant claims, may expose us to potential liability and may require us to expend significant resources on data security and in responding to and defending such allegations and claims.

We may also become subject to evolving EU and UK privacy laws on cookies and e-marketing. In the EU and the UK, regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem, and current national laws that implement the ePrivacy Directive may be replaced by an EU regulation known as the ePrivacy Regulation which will significantly increase fines for non-compliance. In the EU and the UK, informed consent is required for the placement of most cookies or similar technologies that store information, or access information stored, on a user’s device and for direct electronic marketing. The GDPR also imposes conditions on obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. While the text of the ePrivacy Regulation is still under development, a recent European court decision, regulators’ recent guidance and recent campaigns by a not-for-profit organization are driving increased attention to cookies and tracking technologies. There is also a general increasing awareness of how Internet user data is being used by companies, in particular, focused on the use of cookies to collect or aggregate information about Internet users’ online browsing activity. If regulators start to enforce the strict approach in recent guidance, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Regulation of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially target users, may lead to broader restrictions and impairments on our marketing and personalization activities, may require significant changes to our business and may negatively impact our efforts to understand users.

Additionally, other countries outside of Europe and the United States, including countries we either operate or may in the future operate within, are considering enacting legislation implementing data protection requirements or imposing cross-border data transfer restrictions or laws requiring local data residency. For example, on May 27, 2019, the PDPA was published in the Royal Gazette of Thailand. The PDPA came into effect on June 1, 2022. There are uncertainties as to how the PDPA will be implemented in practice and how compliance with the PDPA will affect our operations. Compliance with additional laws and regulations could be expensive and result in significant penalties (for example, fines for certain breaches of the GDPR or the UK GDPR are up to the greater of €20 million/£17.5 million or 4% of total global annual turnover), and may place restrictions on the conduct of our business and the manner in which we interact with our customers. Failure to comply with applicable laws and regulations could result in lawsuits, regulatory enforcement actions against us or other liability. For example, our misuse of or failure to secure personal information could result in violation of data privacy laws and regulations, proceedings against us by governmental entities or others, and/or result in significant liability and damage to our reputation and credibility. In addition, we may also face civil claims including representative actions and other class action type litigation (where individuals have alleged to suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs, diversion of internal resources, and reputational harm. These possibilities, if borne out, could have a negative impact on revenues and profits. If a third party alleges that we have violated applicable data privacy laws, we could face legal claims and damages as well as reputational harm among consumers, investors, and strategic partners.

Although we make reasonable efforts to comply with all applicable data protection laws and regulations, our interpretations and efforts may have been or may prove to be insufficient or incorrect. We also make public statements about our use and disclosure of personal information through our privacy policy, information provided on our website and other public statements. Although we endeavor to ensure that our public statements are complete, accurate and fully implemented, we may at times fail to do so or be alleged to have failed to do so. We may be subject to potential regulatory or other legal action if such policies or statements are found to be deceptive, unfair or misrepresentative of our actual practices. In addition, from time to time, concerns may be expressed about whether our products and services compromise the privacy of our customers and others. Any concerns about our data privacy and security practices (even if unfounded), or any failure, real or perceived, by us to comply with our posted privacy policies or with any legal or regulatory requirements, standards, certifications or orders or other privacy or consumer protection-related laws and regulations applicable to us, could cause our customers, riders and users to reduce their use of our products and services.

In addition, the regulatory framework for data privacy issues worldwide is currently evolving and is likely to remain uncertain for the foreseeable future, and it is possible that applicable laws and regulations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules, or our practices. Any failure or perceived failure by us to comply with applicable privacy and data security laws and regulations, our privacy policies, or our privacy-related obligations to users or other third parties, or any compromise of security that results in the unauthorized access to or transfer of personal information or other customer data, may result in governmental enforcement actions, litigation or public statements against us by consumer advocacy groups or others and could cause our customers and users to lose trust in us, which would have an adverse effect on our reputation and business. We may also incur significant expenses to comply with privacy, consumer protection and security standards and controls imposed by laws, regulations, industry standards or contractual obligations.

Any significant change to applicable laws, regulations or industry practices regarding the use or disclosure of our users’ data, or regarding the manner in which the express or implied consent of users for the use and disclosure of such data is obtained-or in how these applicable laws, regulations or industry practices are interpreted and enforced by state, federal and international privacy regulators-could require us to modify our services and features, possibly in a material and costly manner, may subject us to legal claims, regulatory enforcement actions and fines, and may limit our ability to develop new services and features that make use of the data that our users voluntarily share with us.

If we fail to offer high-quality customer service covering the delivery and after-sales care of our vehicles, or fail to maintain a superior customer support experience, our business and reputation will suffer.

We aim to provide consumers with a high-quality customer service experience, including at-home delivery of orders and after-sales services. Our services may fail to meet our customers’ expectations, which could adversely affect our business, reputation and results of operations.

We intend to make deliveries and provide after-sale services primarily via franchised, independent service agents called “Zappers.” We cannot be certain that we will be able to enter into well-functioning arrangements with such third-party agents. In the early stages of our product rollout, we and such Zappers will have little or no experience in servicing our vehicles. Servicing EVP2Ws is different in many ways from servicing ICE vehicles and requires specialized skills, including high voltage training and servicing techniques. There can be no assurance that our after-sale service arrangements will adequately address the service requirements of our customers to their satisfaction, or that we and our franchisees will have sufficient resources to meet these service requirements in a timely manner as the volume of vehicles we deliver increases. Any failure to quickly resolve issues and provide effective support, or a market perception that we do not maintain effective and responsive support, could adversely affect our brand and reputation, our ability to retain customers or sell additional products and services to new and existing customers. In any such circumstances, our business, results of operations, financial condition and prospects could be adversely affected.

Our industry and its technology are rapidly evolving and may be subject to unforeseen changes. Developments in alternative technologies or improvements in current competitive technologies, including alternatives to electricity as a fuel source, may adversely affect the demand for our vehicles.

We may be unable to keep up with changes in EV technology or alternatives to electricity as a fuel source and, as a result, our competitiveness may suffer. Developments in alternative technologies, such as advanced diesel, hydrogen, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the ICE or the cost of gasoline, may materially and adversely affect our business and prospects in ways we do not currently anticipate. Existing and other battery cell technologies, fuels or sources of energy may emerge as customers’ preferred alternative to our vehicles. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced alternative fuel vehicles and EVs, which could result in the loss of competitiveness of our vehicles, decreased revenue, and a loss of market share to competitors. Our research and development efforts may not be sufficient to adapt to changes in alternative fuel and EV technology. As technologies change, we plan to upgrade or adapt our vehicles with the latest technology. However, our vehicles may not compete effectively with alternative systems if we are not able to source and integrate the latest technology into our vehicles. Additionally, the introduction and integration of new technologies into our vehicles may increase our costs and capital expenditures required for the production of our vehicles and, if we are unable to implement such technologies in a cost effective manner, our business, operating results, financial condition and prospects could be materially and adversely affected.

Our business may suffer if our products or features contain defects or fail to perform as expected. We may choose to or be compelled to undertake product recalls or take other similar actions, which could adversely affect our brand image, business, results of operations and financial condition.

If our vehicles or battery packs contain design or manufacturing defects that cause them not to perform as expected or that require repair, our ability to develop, market and sell our products and services may be harmed, and we may experience delivery delays, product recalls, product liability, breach of warranty and consumer protection claims and significant expenses as a result. Although we are protected under back-to-back warranties with our contract manufacturer and our suppliers, and will maintain warranty reserves to cover warranty-related claims on our vehicles and battery packs once our vehicles enter production, we cannot be certain that the terms of these warranties can sufficiently shield us from potential liabilities when they arise or that our reserves will be sufficient to cover future warranty claims.

Furthermore, our vehicles utilize software in their dashboards, which may contain latent defects or errors or be subject to external attacks. Although we will attempt to remedy any issues we observe in our vehicles as effectively and rapidly as possible, such efforts may not be timely, may hamper production or may not completely satisfy our customers. While we perform extensive internal testing on our vehicles and features, we currently have a limited frame of reference by which to evaluate their long-term quality, reliability, durability and performance characteristics when operating in the field. There can be no assurance that we will be able to detect and fix all defects in our vehicles prior to their sale and delivery to customers.

Any recall involving our products, or even of a EVP2W competitor’s product, may result in adverse publicity, damage our brand image, and adversely affect our business, operating results, financial condition and prospects. Such recalls, where necessitated by systems or components engineered or manufactured by us or our suppliers, may involve significant expense, the possibility of lawsuits, and diversion of management’s attention and other resources, which could adversely affect our brand image and our business, operating results, financial condition and prospects.

We are subject to cybersecurity risks to our various systems and software and any material failure, weakness, interruption, cyber event, incident or breach of security could prevent us from effectively operating our business.

We are at risk for interruptions, outages and breaches of (a) operational systems, including business, financial, accounting, product development, data processing or production processes, owned by us or our third-party vendors or suppliers; (b) facility security systems, owned by us or our third-party vendors or suppliers; (c) in-product technology, owned by us or our third-party vendors or suppliers; (d) the integrated software in our vehicles; (e) our website; or (f) customer data that we process or our third-party vendors or suppliers process on our behalf. In addition, we and our third-party vendors or suppliers that host our data may encounter attempted attacks on their networks that may take a variety of forms, including denial of service attacks, infrastructure attacks, botnets, malicious file attacks, cross-site scripting, credential abuse, ransomware, bugs, viruses, worms, and malicious software programs. All of these types of cyber incidents can give rise to a variety of losses and costs, including legal exposure and regulatory fines, damages to reputation, and others. These incidents could also materially disrupt operational systems; result in loss of intellectual property, trade secrets, other proprietary or competitively sensitive information and data generally (including personal information); compromise certain information of customers, employees, suppliers, riders, users or others; harm our reputation or brand; or affect the performance of our in-product technology and the integrated software in our vehicles.

A cyber incident could be caused by disasters, insiders (through inadvertence or with malicious intent) or malicious third parties (including nation-states or nation-state supported actors) using sophisticated, targeted methods to circumvent firewalls, encryption and other security defenses, including hacking, fraud, trickery or other forms of deception. The techniques used by cyber attackers change frequently, are becoming increasingly diverse and sophisticated, and may be difficult to detect for long periods of time. Although we maintain information technology measures designed to protect us against intellectual property theft, data breaches and other cyber incidents, such measures will require updates and improvements, and we cannot guarantee that such measures will be adequate to detect, prevent or mitigate cyber incidents. The implementation, maintenance, segregation and improvement of these systems requires significant management time, support and cost. Moreover, there are inherent risks associated with developing, improving, expanding and updating current systems, including the disruption of our data management, procurement, production execution, finance, supply chain and sales and service processes. These risks may affect our ability to manage our data and inventory, procure parts or supplies or produce, sell, deliver and service our vehicles and battery solutions, adequately protect our intellectual property or achieve and maintain compliance with, or realize available benefits under, applicable laws, regulations and contracts. We cannot be sure that these systems upon which we rely, including those of our third-party vendors or suppliers, will be effectively implemented, maintained or expanded as planned. If we do not successfully implement, maintain or expand these systems as planned, our operations may be disrupted, our ability to accurately and timely report our financial results could be impaired, and deficiencies may arise in our internal control over financial reporting, which may impact our ability to certify our financial results. Moreover, our proprietary information, intellectual property or personal information that we hold could be compromised or misappropriated and our reputation may be adversely affected. If these systems do not operate as we expect them to, we may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

A significant cyber incident could impact production capability, disrupt our operations, harm our reputation, cause us to breach our contracts with other parties or subject us to regulatory actions or litigation, any of which could materially affect our business, prospects, financial condition and operating results.

We also work with partners and third-party service providers or vendors that collect, store and process such data on our behalf and in connection with our products and services. There can be no assurance that any security measures that we or our third-party service providers or vendors have implemented will be effective against current or future security threats. While we have developed systems and processes designed to protect the availability, integrity, confidentiality and security of our systems and our customers’, website visitors’, employees’ and others’ data, our security measures or those of our third-party service providers or vendors could fail and result in security incidents, including unauthorized access to or disclosure, acquisition, encryption, modification, misuse, loss, destruction or other compromise of such data. If a compromise of such data were to occur, we may have liability under our contracts with other parties and under applicable law for damages and incur penalties and other costs to respond to, investigate and remedy such an incident. Various laws require us to provide notice to customers, regulators, or other agencies when certain sensitive information has been compromised as a result of a security breach. There are significant differences between the laws of the various jurisdictions, and as a result compliance in the event of a widespread data breach could be complicated and costly. Depending on the facts and circumstances of such an incident, these damages, penalties, fines and costs could be significant. Such an event could harm our reputation and result in litigation against us. Any of these results could materially adversely affect our business, prospects, financial condition and operating results.

Vehicle retail sales depend heavily on affordable interest rates, credit risk, and availability of credit for vehicle financing and a substantial increase in interest rates or decrease in availability of credit could materially and adversely affect our business, prospects, financial condition and operating results.

In certain regions, including Europe and North America, financing for new vehicle sales was available at relatively low interest rates for several years due to, among other things, expansive government monetary policies. As government policies have tightened and interest rates have increased, market rates for new vehicle financing have risen as well, which may make our vehicles less affordable to customers or steer customers to less expensive vehicles that would be less profitable for us, adversely affecting our operating results and financial condition. Additionally, if financial service providers tighten lending standards or restrict their lending to certain classes of credit, customers may not desire or be able to obtain financing to purchase our vehicles. As a result, a substantial increase in customer interest rates or tightening of lending standards could have a material adverse effect on our business, operating results, financial condition and prospects.

Our vehicles make use of lithium-ion battery cells; lithium-ion battery cells have been observed to catch fire or vent smoke and flame, which could, among other things, cause harm to others, result in property damage and reputational damage, and subject us to lawsuits that could have a negative effect on our financial condition and the battery’s range and life will deteriorate with usage and time.

The battery packs of our vehicles make use of lithium-ion cells. If not properly managed or subject to environmental stresses, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. While the battery pack is designed to include measures that prevent overheating that would result in such incidents, a field or testing failure of battery packs could occur, which could result in bodily injury or death and could subject us to lawsuits, product recalls or redesign efforts, all of which would be time consuming and expensive and could harm our brand image and results of operation. Also, negative public perceptions regarding the suitability of lithium-ion cells for automotive applications, the social and environmental impacts of mineral mining or procurement associated with the constituents of lithium-ion cells, or any future incident involving lithium-ion cells, such as a vehicle or other fire, could materially and adversely affect our reputation and business.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may become subject to product liability claims, which could harm our financial condition and liquidity. The P2W and EVP2W industries experience an abundance of product liability claims. We face the risk of significant monetary exposure to claims in the event our vehicles do not perform as expected or contain design, manufacturing, or warning defects, and to claims without merit, or in connection with malfunctions resulting in personal injury or death. Moreover, a product liability claim could generate substantial negative publicity about our vehicles and business and inhibit or prevent commercialization of other future vehicles, which would have a material adverse effect on our financial condition and liquidity. Any insurance coverage might not be sufficient to cover all potential product liability claims. Any lawsuit seeking significant monetary damages either in excess of our coverage, or outside of our coverage, may have a material adverse effect on our reputation and financial condition and liquidity. We may not be able to secure additional product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we face liability for our products and are forced to make a claim under our policies.

Our insurance coverage strategy may not be adequate to protect us from all business risks.

We may be subject, in the ordinary course of business, to losses resulting from product liability, accidents, acts of God and other claims against us, for which we may have no insurance coverage. Our policies may include significant deductibles or self-insured retentions, policy limitations and exclusions, and we cannot be certain that our insurance coverage will be sufficient to cover all future losses or claims against us. A loss that is uninsured or which exceeds policy limits may require us to pay substantial amounts, which may harm our financial condition and operating results.

We may be involved in legal proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, results of operations, and financial condition.

We may be involved in various litigation matters from time to time, the outcome of which could have a material adverse effect on our business, prospects, financial condition and operating results. Claims arising out of actual or alleged violations of law could be asserted against us by individuals, either individually or through class actions, by governmental entities in civil or criminal investigations and proceedings or by other entities. These claims could be asserted under a variety of laws, including but not limited to consumer finance laws, consumer protection laws, tort laws, environmental laws, intellectual property laws, privacy laws, labor and employment laws, securities laws and employee benefit laws. We may also become subject to allegations of discrimination or other similar misconduct, which, regardless of the ultimate outcome, may result in adverse publicity that could harm our brand, reputation and operations. Claims may also arise out of actual or alleged breaches of contract or other actual or alleged acts or omissions by or on behalf of us. These actions could expose us to adverse publicity and to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business. Even if we are successful in defending against legal claims, litigation could result in substantial costs and demand on management resources.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and noncompliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition, and reputation.

We are subject to anti-corruption, anti-bribery, anti-money laundering and similar laws and regulations in various jurisdictions in which we conduct or in the future may conduct activities, including the FCPA, the U.K. Bribery Act, and other anti-corruption laws and regulations. The FCPA and the U.K. Bribery Act prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. The U.K. Bribery Act also prohibits non-governmental “commercial” bribery and soliciting or accepting bribes. A violation of these laws or regulations could adversely affect our business, results of operations, financial condition and reputation. Our policies and procedures designed to ensure compliance with these regulations may not be sufficient and our directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which we may be held responsible.

Our business also must be conducted in compliance with applicable economic and trade sanctions laws and regulations, such as those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council and other relevant sanctions authorities. Our global operations expose us to the risk of violating, or being accused of violating, anti-corruption laws and economic and trade sanctions laws and regulations. Our failure to comply with these laws and regulations may expose us to reputational harm as well as significant penalties, including criminal fines, imprisonment, civil fines, disgorgement of profits, injunctions and debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive. Despite our compliance efforts and activities we cannot assure compliance by our employees or representatives for which we may be held responsible, and any such violation could materially adversely affect our reputation, business, prospects, financial condition and operating results.

Non-compliance with anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, prospects, financial condition and operating results. In addition, changes in economic sanctions laws in the future could adversely impact our business and investments in our Ordinary Shares.

We and our supply chain partners are subject to numerous regulations. Unfavorable changes to, or failure by us, or our supply chain partners to comply with these regulations could substantially harm our business, prospects, financial condition and operating results.

We and our vehicles, and vehicles in general, as well as our third-party outsourcing partners and our suppliers are or will be subject to substantial regulation under foreign, federal, state and local laws. We continue to evaluate requirements for licenses, approvals, certificates and governmental authorizations necessary to manufacture, sell, deploy or service our vehicles in the jurisdictions in which we plan to operate and, to the extent we have not already, intend to take such actions necessary to comply. We may experience difficulties in obtaining or complying with various licenses, approvals, certifications and other governmental authorizations necessary to manufacture, sell, deploy or service our vehicles in any of these jurisdictions. If we, our third-party outsourcing partners or our suppliers are unable to obtain or comply with any of the licenses, approvals, certifications or other governmental authorizations necessary to carry out our operations in the jurisdictions in which we or they currently operate, or those jurisdictions in which we or they plan to operate in the future, our business, prospects, financial condition and operating results could be materially adversely affected. We expect to incur significant costs in complying with these regulations. Regulations related to the electric and alternative energy vehicle industry are evolving and we face risks associated with changes to these regulations, including, but not limited to, increased support for other alternative fuel systems, which could have an impact on the acceptance of our vehicles and increased sensitivity by regulators to the needs of established automobile and motorcycle manufacturers, which could lead them to pass regulations that could reduce the compliance costs of such established manufacturers or mitigate the effects of government efforts to promote alternative fuel vehicles.

To the extent the laws change, our vehicles may not comply with or be positioned to take advantage of applicable laws and regulations, which may have an adverse effect on our business. Compliance with changing regulations could be burdensome, time consuming and expensive. To the extent compliance with new regulations is cost prohibitive, our business, prospects, financial condition and operating results could be adversely affected.

We are or may be subject to risks associated with strategic alliances or acquisitions, which could require significant management attention, disrupt the business, dilute shareholder value and adversely affect our operating results.

We may from time to time consider entering into strategic alliances, including joint ventures, minority equity investments or other transactions, with various third parties to further our business purpose. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, with non-performance by the third party and with increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

When appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. In addition to possible shareholder approval, we may need approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable laws and regulations, which could result in increased delay and costs, and may disrupt our business strategy if we fail to do so. Furthermore, acquisitions and the subsequent integration of new assets and businesses into our own require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant.

Any financial or economic crisis, or perceived threat of such a crisis, including a significant decrease in consumer confidence, may materially and adversely affect our business, financial condition, and results of operations.

The global macroeconomic environment is facing challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States. It is unclear whether these challenges will be contained and what effects they each may have. Any prolonged slowdown in economic growth might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. Credit risks of customers and suppliers and other counterparty risks may also increase.

Sales of our vehicles depend in part on discretionary consumer spending and are even more exposed to adverse changes in general economic conditions. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of our vehicles and our results of operations may be materially and adversely affected.

We have identified significant deficiencies in our internal control over financial reporting. If we fail to implement and maintain effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Although we are not yet subject to the certification or attestation requirements of Section 404 of the Sarbanes-Oxley Act, in connection with the audit of our consolidated financial statements as of and for the year ended September 30, 2023, our management and our independent registered public accounting firm identified deficiencies such as (a) a lack of formal records relating to internal control procedures, (b) a lack of formal inventory management procedures, and (c) a lack of formal review procedures relating to intercompany transactions, that we concluded represented significant deficiencies in our internal control over financial reporting. A deficiency in internal controls exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis.

While we plan to take measures to remedy these significant deficiencies, we have not yet implemented these measures and cannot predict the success of such measures or the outcome of our assessment of these measures or the time it will take to remedy such deficiencies, assuming we are able to do so. We may incur significant costs in the implementation of such measures, and can give no assurance that these measures will remediate the significant deficiencies in internal control or that additional significant deficiencies or material weaknesses in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that may lead to a restatement of our financial statements or cause us to fail to meet our reporting obligations.

Our management may in the future conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it concludes that we have not maintained, in all material respects, effective internal control over financial reporting based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting of our Shares from Nasdaq, regulatory investigations and civil or criminal sanctions.

Our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual reports on Form 20-F, beginning with the second such report after becoming a public company. In addition, once we cease to be an “emerging growth company” as that term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. In either case, we may be unable to timely complete our evaluation testing and any required remediation. In addition, we intend as an “emerging growth company” to take advantage of applicable exemptions from certain reporting requirements that are applicable to most other public companies, including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act (requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting). This may mean that any remedial measures we take to remedy material weaknesses and control deficiencies will not be independently verified.

The growth and expansion of our business may place a significant strain on its operational and financial resources in the future. Further growth of our operations to support our customer base, our platform and our internal controls and procedures may not be adequate to support our operations. As we continue to grow, we may not be able to successfully implement requisite improvements to our internal control systems, controls and processes, such as system access and change management controls, in a timely or efficient manner. Our failure to improve our systems and processes, or their failure to operate in the intended manner, whether as a result of the growth of our business or otherwise, may result in our inability to accurately forecast our revenue and expenses, or to prevent certain losses. Moreover, the failure of our systems and processes could undermine our ability to provide accurate, timely and reliable reports on our financial and operating results and could impact the effectiveness of our internal control over financial reporting.

Unexpected termination of leases, failure to renew the lease of our existing premises or to renew such leases at acceptable terms could materially and adversely affect our business.

We currently lease the premises for our research and development facility and offices. We cannot assure you that we would be able to renew the relevant lease agreements without substantial additional cost or increase in the rental cost payable by us. If a lease agreement is renewed at a rent substantially higher than the current rate, or currently existing favorable terms granted by the lessor are not extended, our business and results of operations may be adversely affected.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results of operations and financial condition.

We may be subject to taxes by tax authorities in the markets in which we operate. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•
allocation of expenses to and among different jurisdictions;
•
changes in the valuation of our deferred tax assets and liabilities;
•
expected timing and amount of the release of any tax valuation allowances;
•
tax effects of share-based compensation;
•
costs related to intercompany restructurings;
•
changes in tax laws, tax treaties, regulations or interpretations thereof; or
•
lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates.

In addition, we may be subject to audits of our income, sales and other taxes by foreign and U.S. federal, state, and local taxing authorities. Outcomes from these audits could have an adverse effect on our operating results and financial condition.

As a result of our plans to expand operations, including to jurisdictions in which the tax laws may not be favorable, our tax rate may fluctuate, our tax obligations may become significantly more complex and subject to greater risk of examination by taxing authorities or we may be subject to future changes in tax law, the impacts of which could adversely affect our after-tax profitability and financial results.

Because we have significant expansion plans, our effective tax rate may fluctuate in the future. Future effective tax rates could be affected by our operating results before taxes, changes in the composition of operating income and earnings in countries or jurisdictions with differing tax rates, including as we expand into additional jurisdictions, changes in deferred tax assets and liabilities, changes in accounting and tax standards or practices, changes in tax laws, changes in the tax treatment of share-based compensation, and our ability to structure our operations in an efficient and competitive manner.

Due to the complexity of multinational tax obligations and filings, we may have a heightened risk related to audits, examinations or administrative appeals by taxing authorities. Outcomes from current and future tax audits, examinations or administrative appeals could have an adverse effect on our after-tax profitability and financial condition. Additionally, several tax authorities have increasingly focused attention on intercompany transfer pricing with respect to sales of products and services and the use of intangibles. Tax authorities could disagree with our intercompany charges, cross-jurisdictional transfer pricing or other matters and assess additional taxes. If we do not prevail in any such disagreements, our profitability may be affected.

Our after-tax profitability and financial results may also be adversely impacted by changes in the relevant tax laws and tax rates, treaties, regulations, administrative practices and principles, judicial decisions and interpretations thereof, in each case, possibly with retroactive effect. For example, the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent BEPS recently entered into force among the jurisdictions that have ratified it. Additionally, many countries and organizations, such as the Organization for Economic Cooperation and Development, are also actively considering changes to existing tax laws or have proposed or enacted new laws that could increase our tax obligations in countries where we do business or cause us to change the way we operate our business. These recent changes and proposals could negatively impact our taxation, especially as we expand our relationships and operations internationally.

We may grant options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.

We have granted and intend to grant share-based compensation to employees, directors and consultants to incentivize their performance and align their interests with our shareholders’ interests. We believe the granting of share-based compensation is important to our ability to attract and retain key personnel and employees, and we will evaluate whether to grant additional share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our operating results and financial condition.

We may be unable to complete ESG initiatives, in whole or in part, which could lessen opportunity for us to attract ESG-focused investors and partners.

There has been increased focus, including by consumers, investors, employees and other shareholders, as well as by governmental and non-governmental organizations, on environmental, social and governance matters generally and with regard to our industry specifically. We have undertaken, and plan to continue undertaking, ESG initiatives. Any failure by us to meet our commitments or loss of confidence on the part of customers, investors, employees, brand partners and other shareholders as it relates to our ESG initiatives could negatively impact our brand, our business, prospects, financial condition and operating results. These impacts could be difficult and costly to overcome, even if such concerns were based on inaccurate or misleading information.

In addition, achieving our ESG initiatives may result in increased costs in our supply chain, fulfillment, and/or corporate business operations, and could deviate from our initial estimates and have a material adverse effect on our business and financial condition. In addition, standards and research regarding ESG initiatives could change and become more onerous both for us and our third-party suppliers and vendors to meet successfully. Evolving data and research could undermine or refute our current claims and beliefs that we have made in reliance on current research, which could also result in costs, a decrease in revenue, and negative market perception that could have a material adverse effect on our business and financial condition.

A variety of organizations measure the performance of companies on such ESG topics, and the results of these assessments are widely publicized. In addition, investment in funds that specialize in companies that perform well in such assessments are increasingly popular, and major institutional investors have publicly emphasized the importance of such ESG measures to their investment decisions. Topics taken into account in such assessments include, among others, the company’s efforts and impacts on climate change and human rights, ethics and compliance with law and the role of the company’s board of directors in supervising various sustainability issues. In light of investors’ increased focus on ESG matters, there can be no certainty that we will manage such issues successfully, or that we will successfully meet society’s ESG expectations or achieve our financial goals.

Finally, while we may create and publish voluntary disclosures regarding ESG matters from time to time, many of the statements in those voluntary disclosures are based on hypothetical expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved in measuring and reporting on many ESG matters.

Certain data and information in this presentation were obtained from third-party sources and were not independently verified by us. Accordingly, you should not place undue reliance on such information.

Industry data, projections and estimates in this annual report are subject to inherent uncertainty as they necessarily require certain assumptions and judgments. Certain facts, forecasts and other statistics relating to the industries in which we compete have been derived from various public data sources and other third-party industry reports and surveys. The industries that we operate in may not grow at the rate projected by market data, or at all. Any failure of the industries that we operate in to grow at the projected rate may have a material adverse effect on our business, financial condition and results of operations. Furthermore, if any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions. Data and information contained in such third-party publications and reports may be collected using third-party methodologies, which may differ from the data collection methods used by us. In addition, these industry publications and reports generally indicate that the information contained therein is believed to be reliable, but do not guarantee the accuracy and completeness of such information.

Our business prospects, financial condition and operating results may be adversely affected by pandemics and epidemics, natural disasters, actual or threatened war, terrorist activities, political unrest, and other outbreaks.

We face various risks related to public health issues, including epidemics, pandemics and other outbreaks, including the recent pandemic of respiratory illness caused by a novel coronavirus known as COVID-19 and associated variants. We also face various risks related to natural disasters, including hurricanes, earthquakes, tsunamis or other natural disasters. Such public health issues or natural disasters could disrupt our business operations, reduce or restrict our supply of materials and services, result in us incurring significant costs to protect our employees and facilities or result in regional or global economic distress, which may materially and adversely affect our business, financial condition and operating results. Actual or threatened war, including the conflicts in Ukraine and the Middle East, terrorist activities, political unrest, civil strife and other geopolitical uncertainty could have a similar adverse effect on our business, prospects, financial condition and operating results. Any one or more of these events may impede our production and delivery efforts and adversely affect our sales results, which could materially and adversely affect our business, financial condition and operating results.

Specifically, difficult macroeconomic conditions, such as decreases in per capita income and level of disposable income, increased and prolonged unemployment, or a decline in consumer confidence could have a material adverse effect on the demand for our vehicles. Under difficult economic conditions, potential customers may seek to reduce spending by forgoing our vehicles for other traditional options, increase use of public and mass transportation options or choose to keep their existing vehicles.

We are also vulnerable to natural disasters and other calamities. Although we use third party service providers to host our data offsite, our backup system does not capture data on a real-time basis and we may be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to interruptions, damage to our property, delays in production, breakdowns, system failures, technology platform failures or Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our business, prospects, financial condition and operating results.

We may need to defend ourselves against intellectual property right infringement claims, which may be time-consuming and would cause us to incur substantial costs. We may incur significant costs and expenses in connection with protecting and enforcing its intellectual property rights, including through litigation.

Companies, organizations, or individuals, including our competitors, may currently hold or obtain in the future patents, trademarks or other proprietary or intellectual property that would prevent, limit or interfere with our ability to make, use, develop, sell or market our vehicles, components or other goods and services, which could make it more difficult for us to operate our business. From time to time, we may receive communications from holders of patents, trademarks, trade secrets or other intellectual property or proprietary rights alleging that we are infringing, misappropriating, diluting or otherwise violating such rights. Such parties may bring suits against us alleging infringement or other violation of such rights, or otherwise assert their rights and urge us to take licenses to their intellectual property. While we try to avoid infringing the rights of others, we may unknowingly do so. In the event that a claim relating to intellectual property is asserted against us, our suppliers or our third-party licensors, or if third parties not affiliated with us hold patents that relate to our products or technology, we may need to seek licenses to such intellectual property or seek to challenge those patents. Even if we are able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us. In addition, we may be unable to obtain these licenses on commercially reasonable terms, if at all, and our challenge of third-party patents may be unsuccessful. Litigation or other legal proceedings relating to intellectual property claims, regardless of merit, may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. Further, if we are determined to have infringed upon a third party’s intellectual property, we may be required to do one or more of the following:

•
cease selling, incorporating certain components into, or using vehicles or offering goods or services that incorporate or use the intellectual property that we allegedly infringe, misappropriate, dilute or otherwise violate;
•
pay substantial royalty or license fees or other damages;
•
seek a license from the holder of the allegedly infringed intellectual property, which license may not be available on reasonable terms, or at all;
•
redesign or reengineer our vehicles or other technology, goods or services, which may be costly, time-consuming or impossible; or
•
establish and maintain alternative branding for our products and services.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology or other intellectual property on acceptable terms, our business, prospects, financial condition and operating results could be materially and adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

If we are unable to maintain, protect or enforce our rights in our proprietary technology, brands or other intellectual property, our competitive advantage, business, financial condition and results of operations could be harmed.

Our failure to obtain or maintain adequate protection of, or prevent others from unauthorized use of, our intellectual property could harm our competitive advantage, business, financial condition and results of operations. We rely on a combination of patent, trade secret, trademark and other intellectual property laws, employee and third-party nondisclosure agreements, intellectual property licenses, and other contractual rights, to establish and protect our rights in our technology and intellectual property.

We have applied for patent protection relating to certain of our existing and proposed products. However, we cannot assure you that any of our patent applications will issue as patents, or if they do issue, that they will be of sufficient scope or strength to provide our technologies with any meaningful protection or our business with any commercial protection. Further, once issued, the patents we own could be challenged, invalidated or circumvented by others. Further, we cannot assure you that competitors will not infringe our patents, or that we will have adequate resources to enforce our patents.

We also rely on unpatented proprietary technology. It is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology. To protect our trade secrets and other proprietary information, our policy is to require that relevant employees, consultants, advisors and collaborators enter into confidentiality agreements. We cannot assure you that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. If we are unable to maintain the proprietary nature of our technologies, our competitive position, business, financial condition and results of operations could be harmed.

We rely on our trademarks, trade names, and brand names to distinguish our products from those of our competitors, and have registered or applied to register certain of these trademarks. We cannot assure you that our trademark applications will be approved. Third parties may also oppose our trademark applications, or otherwise challenge our use of our trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands. Further, we cannot assure you that competitors will not infringe our trademarks, or that we will have adequate resources to enforce our trademarks.

Despite our efforts to protect our intellectual property, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that our intellectual property is invalid or unenforceable, or that they do not infringe upon our intellectual property. Monitoring unauthorized use of our intellectual property is difficult and costly, and the steps we have taken or may take in the future in an effort to prevent infringement or misappropriation may not be successful. From time to time, we may have to resort to litigation to enforce our intellectual property, which could result in substantial costs and diversion of our resources. We have registered the “Zapp” logo as trademarks in the UK and EU, as well as certain other jurisdictions that we anticipate expanding into. Additionally we are the registered proprietors of the registered EU and UK trademarks for the word mark “ZAPP.” We have been involved in a number of opposition proceedings in the relevant intellectual property offices in the UK and certain countries in Europe regarding third parties’ registrations of the Zapp name as a trademark. As of the date of this annual report, we have threatened legal action against a UK-based entity due to their alleged infringing use of a logo containing the word “Zapp” in the UK in connection with their business, as well as on their vehicles and numerous other items upon which the logo appears. We have also filed opposition proceedings against their trademark applications for such logo in the UK. If we are unable to resolve such dispute in an amicable manner or on terms acceptable to us, the value of our trade mark could diminish and we may be required to litigate to protect our intellectual property rights, which may be expensive, could cause a diversion of resources, and may not be successful, even when our rights have been infringed, misappropriated, or otherwise violated.

Patent, trademark, trade secret and other intellectual property laws vary significantly throughout the world. Further, policing the unauthorized use of our intellectual property in foreign jurisdictions may be costly, difficult or even impossible. Failure to adequately protect our intellectual property could result in our competitors offering similar products, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue which would adversely affect our business, prospects, financial condition and operating results.

Our use of “open source” software could subject our proprietary software to general release, adversely affect our ability to sell our products and services, and subject us to possible litigation, claims or proceedings.

We use open source software in connection with the development and deployment of our products and services, and we expect to continue to use open source software in the future. Companies that use open source software in connection with their products have, from time to time, faced claims challenging the use of open source software and/or compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or claiming noncompliance with open source licensing terms. Some open source software licenses may require users who distribute proprietary software containing or linked to open source software to publicly disclose all or part of the source code to such proprietary software and/or make available any derivative works of the open source code under the same open source license, which could include proprietary source code. In such cases, the open source software license may also restrict us from charging fees to licensees for their use of our software. While we monitor the use of open source software and try to ensure that open source software is not used in a manner that would subject our proprietary source code to these requirements and restrictions, such use could inadvertently occur, in part because open source license terms are often ambiguous and have generally not been interpreted by U.S. or foreign courts.

We will depend initially on revenue generated from one model of the EVP2W, and in the foreseeable future, we will continue to be significantly dependent on a limited number of models.

Initially, our business will depend on the sales and success of the i300. For the foreseeable future, we will depend on revenue generated from a limited number of models. Historically, motorcycle customers have come to expect a variety of vehicle models offered in a company’s fleet and new and improved vehicle models to be introduced frequently. Given that for the foreseeable future our business will depend on a limited number of models, to the extent a particular model is not well received by the market, our sales volume, business, prospects, financial condition and operating results could be materially and adversely affected.

The unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for EVs or the imposition of new or additional regulations, including local, municipal or country-specific regulations, on EVs or components contained in our vehicles could have a material adverse effect on our business, prospects, financial condition and operating results.

Any reduction, elimination, ineligibility, unavailability or discriminatory application of government subsidies, favorable trade policies and free trade agreements and economic incentives that we currently or expect to receive because of policy changes, or the reduced need for such subsidies and incentives due to the perceived success of the EV or other reasons, may result in the diminished competitiveness of the alternative fuel and EV industry generally or our vehicles in particular. Conversely, applicable laws and regulations, including local, municipal or country-specific laws and regulations, may impose additional barriers to EV adoption, including additional costs. Any of the foregoing could materially and adversely affect the growth of the alternative fuel P2W markets and our business, prospects, financial condition and operating results.

While certain tax credits and other incentives for alternative energy production, alternative fuel, and EVs have been available in the past, there is no guarantee these programs will be available in the future. If current tax incentives are not available in the future, our business, prospects, financial condition and operating results could be harmed.

Fluctuations in foreign currency exchange rates will affect our financial results, which we report in U.S. Dollars.

We operate in multiple jurisdictions and plan to expand to additional jurisdictions, which exposes us to the effects of fluctuations in currency exchange rates. We expect to earn revenue denominated in Pounds Sterling, Euros and U.S. dollars, among other currencies, while some of our costs and expenses are also paid in other foreign currencies, including Thai Baht. Fluctuations in the exchange rates between the various currencies that we use could result in expenses being higher and revenue being lower than would be the case if exchange rates were stable or if we were operating and reporting in one currency. We have not but may in the future choose to enter into hedging arrangements to manage foreign currency transaction exposures, but such activity may not completely eliminate fluctuations in our operating results due to currency exchange rate changes. Hedging arrangements are inherently risky, and could expose us to additional risks that could adversely affect our business, prospects, financial condition and operating results. We cannot assure you that movements in foreign currency exchange rates will not have a material adverse effect on our results of operations in future periods.

Risks Related to Ownership of our Securities

We have received written notice from Nasdaq that we are not in compliance with Nasdaq’s requirements for continued listing of our Shares and if we are unable to regain compliance with all such requirements, we could be delisted from Nasdaq, which would negatively impact our business, our ability to raise capital, and the market price and liquidity of the market for our Shares.

On October 31, 2023, we received written notification (the “First Notification Letter”) from Nasdaq that the Company was not in compliance with the minimum bid price requirement set forth in Nasdaq’s rules for continued listing. Nasdaq Listing Rule 5450(a)(2) requires primary securities listed on the Nasdaq Global Market to maintain a minimum bid price of $1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if a deficiency under Rule 5450(a)(2) continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s Shares for the 30 consecutive business days beginning September 19, 2023, and continuing to the present, the Company is not in compliance with the minimum bid price requirement. In accordance with Nasdaq Listing Rule 5810(c)(3)(A)(i), the Company has a cure period of 180 calendar days, or until April 29, 2024 (the “First Compliance Period”), to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of the Company’s Shares must meet or exceed $1.00 per share for at least 10 consecutive business days during the First Compliance Period. If the Company does not regain compliance during such cure period, and is not eligible for an additional grace period under Listing Rule 5810(c)(3)(A)(ii), Nasdaq will provide written notice that the Company’s Shares are subject to delisting. In that event, the Company may appeal such determination to a hearing panel. The Company intends to monitor the bid price of its Shares during the Compliance Period and will seek to take such further action as may be necessary and appropriate to regain compliance with Listing Rule 5450(a)(2) prior to the expiration of the First Compliance Period.

On November 7, 2023, we received written notification (the “Second Notification Letter”) from Nasdaq that the Company was not in compliance with the minimum market value of listed securities set forth in Nasdaq’s rules for continued listing on The Nasdaq Global Market. Nasdaq Listing Rule 5450(b)(2)(A) requires primary securities listed on the Nasdaq Global Market to maintain a minimum market value of listed securities of $50,000,000, and Listing Rule 5810(c)(3)(C) provides that a failure to meet the minimum market value of listed securities requirement exists if a deficiency under Rule 5450(b)(2)(A) continues for a period of 30 consecutive business days. Based on the market value of listed securities for the 30 consecutive business days beginning September 25, 2023, and continuing to the present, the Company is not in compliance with the minimum market value of listed securities requirement. In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company has a cure period of 180 calendar days, or until May 6, 2024 (the “Second Compliance Period”), to regain compliance with the minimum market value of listed securities requirement. To regain compliance, the market value of listed securities must meet or exceed $50,000,000 for at least 10 consecutive business days during the Second Compliance Period. If the Company does not regain compliance during such cure period, Nasdaq will provide written notice that the Company’s Shares are subject to delisting. In that event, the Company may appeal such determination to a hearing panel. The Company will make its best efforts to regain compliance with Listing Rule 5450(b)(2)(A) prior to the expiration of the Second Compliance Period.

On December 13, 2023, we received written notification (the “Third Notification Letter”) from Nasdaq that the Company was not in compliance with the minimum market value of publicly held shares set forth in Nasdaq’s rules for continued listing on The Nasdaq Global Market. Nasdaq Listing Rule 5450(b)(2)(C) requires primary securities listed on the Nasdaq Global Market to maintain a minimum market value of publicly held shares of $15,000,000, and Listing Rule 5810(c)(3)(D) provides that a failure to meet the minimum market value of publicly held shares requirement exists if a deficiency under Rule 5450(b)(2)(C) continues for a period of 30 consecutive business days. Based on the market value of publicly held shares for the 30 consecutive business days beginning October 19, 2023, and continuing to the present, the Company is not in compliance with the minimum market value of publicly held shares requirement. In accordance with Nasdaq Listing Rule 5810(c)(3)(D), the Company has a cure period of 180 calendar days, or until June 10, 2024 (the “Third Compliance Period”) ,to regain compliance with the minimum market value of publicly held shares requirement. To regain compliance, the market value of publicly held Shares must meet or exceed $15,000,000 for at least 10 consecutive business days during the Third Compliance Period. If the Company does not regain compliance during such cure period, Nasdaq will provide written notice that the Company’s Shares are subject to delisting. In that event, the Company may appeal such determination to a hearing panel. The Company will make its best efforts to regain compliance with Listing Rule 5450(b)(2)(C) prior to the expiration of the Third Compliance Period.

If our Shares are delisted by Nasdaq, the Shares may be eligible for quotation on an over-the-counter quotation system or on “the pink sheets” but will lack the benefits and market efficiencies associated with a Nasdaq listing. Upon delisting, our Shares would become subject to the regulations of the SEC relating to the market for penny stocks. A penny stock is any equity security not traded on a national securities exchange that has a market price of less than $5.00 per share. The regulations applicable to penny stocks may severely affect market liquidity in respect of our Shares and could limit the ability of shareholders to obtain accurate quotations as to the market value of and/or dispose of our Shares. In such case, there can be no assurance that our Shares will be again be eligible for listing on any recognized exchange.

In addition, delisting from Nasdaq could adversely affect our ability to raise additional equity capital through public or private sales of Shares or other equity securities, and would have other negative consequences, including the potential loss of confidence by employees and customers, the loss of institutional investor interest and fewer business development opportunities.

The market price and trading volume of our Ordinary Shares may be volatile and could decline significantly.

The stock markets, including Nasdaq on which our Ordinary Shares are listed, have from time to time experienced significant price and volume fluctuations. The market prices of our Ordinary Shares may be volatile and could decline significantly. In addition, the trading volumes in our Ordinary Shares may fluctuate and cause significant price variations to occur. If the market price of our Ordinary Shares declines significantly, you may be unable to resell your Ordinary Shares at or above the market price of our Ordinary Shares. There can be no assurance that the market price of our Ordinary Shares will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

•
the realization of any of the risk factors presented in this annual report;
•
actual or anticipated differences in our estimates, or in the estimates of analysts, for our revenues, results of operations, cash flows, liquidity or financial condition;
•
announcements by us or our competitors of significant business developments;
•
loss of customers;
•
acquisitions or expansion plans;
•
our involvement in litigation;
•
sale of our Ordinary Shares or other securities in the future;
•
market conditions in our industry;

•
loss of key personnel;
•
the trading volume of our Ordinary Shares;
•
actual, potential or perceived control, accounting or reporting problems;
•
changes in accounting principles, policies and guidelines;
•
other events or factors, including but not limited to those resulting from infectious diseases, health epidemics and pandemics, natural disasters, war, acts of terrorism or responses to these events; and
•
general economic and market conditions.

In addition, the stock markets have experienced dramatic price and volume fluctuations. Broad market and industry factors may materially harm the market price of our Ordinary Shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, shareholder securities class action litigation has often been filed. If at any time we face such litigation, we may incur substantial costs and our management’s attention and resources could be diverted.

We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

We have the ability to redeem outstanding warrants (other than the Private Placement Warrants) at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of our Shares equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which we give proper notice of such redemption and provided certain other conditions are met. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying Shares for sale under all applicable state securities laws. Redemption of the outstanding warrants could force you (i) to exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (iii) to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants.

In addition, we have the ability to redeem the outstanding warrants (including the Private Placement Warrants) at any time after they become exercisable and prior to their expiration, at a price of $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption, provided that the last reported sales price of our Shares equals or exceeds $10.00 per share and is less than $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which we give proper notice of such redemption and provided certain other conditions are met, including that holders will be able to exercise their warrants on a “cashless” basis prior to redemption for a number of Shares determined based on the redemption date and the fair market value of the Shares. The value received upon exercise of the warrants (1) may be less than the value the holders would have received if they had exercised their warrants at a later time where the underlying Share price is higher and (2) may not compensate the holders for the value of the warrants, including because the number of Shares received is capped at 0.361 Shares per whole warrant (subject to adjustment) irrespective of the remaining life of the warrants.

Notice of redemption shall be mailed by first class mail, postage prepaid, by us not less than thirty (30) days prior to the Redemption Date to the registered holders of the public warrants to be redeemed at their last addresses as they shall appear on the registration books. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the registered holder received such notice. In addition, beneficial owners of the warrants will be notified of such redemption by our posting of the redemption notice to DTC.

If securities or industry analysts do not publish research, publish inaccurate or unfavorable research, or cease publishing research about us, our share price and trading volume could decline significantly.

The trading market for our Ordinary Shares depends, in part, on the research and reports that securities or industry analysts publish about us or our business. We may be unable to sustain coverage by well-regarded securities and industry analysts. If either none or only a limited number of securities or industry analysts maintain coverage of us, or if these securities or industry analysts are not widely respected within the general investment community, the demand for our Ordinary Shares could decrease, which might cause our share price and trading volume to decline significantly. In the event that we obtain securities or industry analyst coverage or, if one or more of the analysts who cover us downgrade their assessment of us or publish inaccurate or unfavorable research about our business, the market price and liquidity for our Ordinary Shares could be negatively impacted.

We are an “emerging growth company” and the reduced SEC reporting requirements applicable to emerging growth companies may make our Ordinary Shares less attractive to investors, which could have a material adverse effect on our fundraising, including our growth prospects.

We are an “emerging growth company” as defined in the JOBS Act and will remain such until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Business Combination, (b) in which we have total annual gross revenue of at least $1.235 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares held by non-affiliates exceeds $700 million as of the last business day of our prior second fiscal quarter, and (ii) the date on which we issued more than $1.0 billion in non-convertible debt during the prior three-year period. We intend to continue to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting and reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Furthermore, even after we no longer qualify as an “emerging growth company,” as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, but not limited to: the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of securities registered under the Exchange Act; the sections of the Exchange Act requiring insiders to file public reports of their ownership of Shares and trading activities and imposing liability for insiders who profit from round-turn trades made within a short period of time; the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information; and the requirement under the Exchange Act to file current reports on Form 8-K upon the occurrence of specified significant events. In addition, we will not be required to file annual reports and financial statements with the SEC as promptly as are U.S. domestic registrants, and we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

As a result, our shareholders may not have access to certain information they deem important. We cannot predict if investors will find our Ordinary Shares less attractive owing to our reliance on these exemptions. If some investors do find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares, and the pricing thereof may be more volatile.

We qualify as a foreign private issuer within the meaning of the rules under the Exchange Act, and as such are exempt from certain provisions applicable to United States domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q and current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events are also furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC is less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers.

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on March 31, 2024.

In the future, we could lose our status as a foreign private issuer under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and any one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we lose our status as a foreign private issuer in the future, we will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if we were a company incorporated in the United States. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements, including costs related to the preparation of financial statements in accordance with U.S. GAAP, and members of our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

We report financial results under IFRS, which differs in certain significant respect from U.S. GAAP.

We report financial results under IFRS. There are and there may in the future be certain significant material differences between IFRS and U.S. GAAP. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. In addition, we do not intend to provide a reconciliation between IFRS and U.S. GAAP unless it becomes required under applicable law. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those of companies that prepare financial statements under U.S. GAAP.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards applicable to domestic U.S. companies; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

The Company is an exempted company incorporated in the Cayman Islands, a “foreign private issuer” as that term is defined in Rule 405 under the Securities Act, and its Ordinary Shares are listed on Nasdaq. The Nasdaq listing rules permit a foreign private issuer to follow the corporate governance practices of its home country in lieu of adherence to certain Nasdaq corporate governance rules. Corporate governance practices in the Cayman Islands, which is our home country, differ significantly from the Nasdaq corporate governance listing standards applicable to domestic U.S. companies.

Among other things, we are not required to have: (i) a majority of the board of directors consisting of independent directors; (ii) a compensation committee consisting of independent directors; (iii) a nominating and corporate governance committee consisting of independent directors; or (iv) regularly scheduled executive sessions with only independent directors each year.

For the time being, we have a majority-independent board of directors and a compensation committee consisting of independent directors, a nominating and corporate governance committee consisting of independent directors, and our board regularly convenes executive sessions. However, we intend to rely on the exemption referenced above to implement and make grants under an equity compensation plan with board approval alone rather than with shareholder approval. As a result, you will not enjoy all the benefits of the Nasdaq corporate governance requirements applicable to U.S. domestic public companies.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated in the Cayman Islands, we conduct substantially all of our operations outside the U.S., and a majority of our directors and executive officers reside outside the U.S.

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands, and conduct a majority of our operations outside the United States through our principal subsidiary, Zapp UK. Substantially all of our assets are located outside the United States. A majority of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult for you to bring an action against us or against these individuals in the event that you believe that your rights have been infringed upon under applicable securities laws or otherwise. It also will be difficult to effect service of process upon our officers or directors and/or to enforce judgments obtained in United States courts against certain of our officers or directors. Even if you are successful in bringing such an action, the laws of the Cayman Islands and of the jurisdictions in Europe or Thailand in which our operations are substantially conducted could render you unable to enforce a judgment against our assets or the assets of our directors and officers.

In addition, our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against company directors, actions by minority shareholders against to the Company, and the fiduciary duties of our directors to the Company are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States, and some U.S. states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies and their shareholders may not have standing to initiate a shareholder derivative action in the United States.

Shareholders of Cayman Islands exempted companies like our Company have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, a list of the current directors of the company and the register of mortgages and charges) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but we are not obliged to make them available to the shareholders (subject to limited circumstances in which an inspector may be appointed to report on our affairs). This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

The courts of the Cayman Islands are unlikely (i) to recognize or enforce judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state securities laws; and (ii) in original actions brought in the Cayman Islands, to impose liabilities predicated upon the civil liability provisions of the federal securities laws of the United States or any state securities laws, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (for example, awards of punitive or multiple damages may well be held to be contrary to such public policy). Moreover, a Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are pending elsewhere.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as in the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a public company incorporated in the United States.

Our articles of association designate the Cayman Islands as the exclusive forum for certain litigation that may be initiated by our shareholders and the federal district courts of the United States as the exclusive forum for litigation arising under the Securities Act, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our articles of association, unless we consent in writing to the selection of an alternative forum, the courts of the Cayman Islands shall, to the maximum extent permitted by law, have exclusive jurisdiction over any dispute, controversy or claim arising out of or in connection with our articles of association or otherwise related in any way to each shareholder’s shareholding in us, including but not limited to (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees or ours shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or our articles of association, or (iv) any action asserting a claim against us concerning our internal affairs; provided that, for the avoidance of doubt, the foregoing forum selection provision will not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act or the Exchange Act or any other claim based on securities laws for which the federal district courts of the United States have exclusive jurisdiction.

Our articles of association also provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Our articles of association further provide that any person or entity purchasing or otherwise acquiring any interest in our Shares is deemed to have notice of and consented to the provisions of our articles of association described above.

The forum selection provisions in our articles of association may increase a shareholder’s cost and limit the shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation, memorandum and articles of association and/or equivalent constitutional documents has been challenged in legal proceedings and there is uncertainty as to whether a court would enforce such provisions. In addition, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. It is possible that a court could find such provisions to be inapplicable or unenforceable, and if a court were to find such provisions in our articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could have adverse effect on our business, results of operations and financial condition.

Concentration of ownership among our existing executive officers, directors and their affiliates may prevent new investors from influencing significant corporate decisions.

As of February 22, 2024, our directors, executive officers and their affiliates as a group beneficially own approximately 45.7% of our issued and outstanding Ordinary Shares. As a result, these shareholders are able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors, any amendment of the articles of association and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control or changes in management and will make the approval of certain transactions difficult or impossible without the support of these shareholders.

Pursuant to the Founder’s rights under the Director Nomination Agreement, the Founder will be able to maintain the ability to nominate a majority of the directors to our board of directors for so long as the Founder maintains certain investment thresholds.

The Company and the Founder entered into the Director Nomination Agreement pursuant to which the Founder has a right to representation on our board of directors. Pursuant to the Director Nomination Agreement, the Founder will has the right to nominate for election to our board of directors: (i) four (4) individuals (or more individuals as would represent a bare majority of the directors then in office), at least two (2) of which would qualify as Independent Directors for so long as the Founder holds in aggregate at least 80% of the number of issued and outstanding Ordinary Shares that were held by the Founder as of the Closing of the Business Combination; (ii) three (3) individuals, at least one (1) of which would qualify as an Independent Director, for so long as the Founder holds in aggregate at least 50% of the number of issued and outstanding Ordinary Shares that were held by the Founder as of the closing of the Business Combination, but less than 80% of the number of issued and outstanding Ordinary Shares that were held by the Founder as of the Closing of the Business Combination, or (iii) two (2) individuals, none of which are required to qualify as an Independent Director, for so long as the Founder holds in aggregate at least 30% of the number of issued and outstanding Ordinary Shares that were held by the Founder as of the Closing of the Business Combination. Our business and future success is substantially dependent on the services and guidance offered by our directors, and the Founder’s ability to nominate the majority of the directors to our board of directors may prohibit potential candidates from being nominated. Our obligations under the Director Nomination Agreement end upon the earlier of (a) the third anniversary of the Closing of the Business Combination and (b) the first date that the Founder holds less than 30% of the number of issued and outstanding Ordinary Shares that were held by the Founder as of the Closing of the Business Combination.

It is not expected that we will pay dividends in the foreseeable future.

It is expected that we will retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. In addition, we are a holding company and our subsidiaries are located in the UK, Europe and Thailand. Part of our primary internal sources of funds to meet our cash needs will be dividends, if any, paid by our subsidiaries. The distribution of dividends from the subsidiaries in certain markets where we operate is subject to restrictions imposed by the applicable laws and regulations in those markets. As a result, it is not expected that we will pay any cash dividends to holders of our Ordinary Shares in the foreseeable future.

Our board of directors has complete discretion as to whether to distribute dividends. Even if the board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received by us from subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by the board of directors. There can be no assurance that our Shares will appreciate in value or that the trading price of the Shares will not decline. Holders should not regard or rely on an investment in our Shares as a source for any future dividend income.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Zapp Electric Vehicles Group Limited is an exempted company incorporated with limited liability under the laws of the Cayman Islands on November 15, 2022. The Company was formed for the sole purpose of effecting the Business Combination, which was consummated on April 28, 2023. See “Explanatory Note” in this Report for additional information regarding the Company and the Business Combination. Prior to the Business Combination, the Company owned no material assets and did not operate any business.

Upon closing of the Business Combination, the Company’s Ordinary Shares became listed on the Nasdaq Global Market under the symbol “ZAPP”.

“Zapp” is a registered trademark of Zapp UK in the United Kingdom and other countries. Zapp UK, a wholly-owned subsidiary of Zapp EV, was first incorporated in 2017 and unveiled the proof-of-concept of Zapp’s first product, the i300 motorcycle, in 2019. Since then, Zapp EV has received eight design awards, was granted patents related to the i300’s exoskeleton and removable fender, and is ready for start of production.

The principal executive office of the Company is 87/1 Wireless Road, 26/F Capital Tower, All Seasons Place, Lumpini, Patumwan, Bangkok 10330, Thailand and its telephone number is +66 2654 3550. As described elsewhere in this Annual Report, Zapp EV utilizes an asset-light business model that seeks to minimize capital expenditures, primarily through outsourced production of the i300. See also Note 11 – Property, plant and equipment to our audited consolidated financial statements included in Item 18 – Financial Information of this Annual Report for further information on capital expenditures.

The SEC maintains an Internet site, accessible at http://www.sec.gov, via which investors and the public may access reports, proxy materials and other information filed by issuers of securities. Since the Company is a “foreign private issuer” within the meaning of U.S. securities laws, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchases and sales of the Company’s securities. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as are U.S. domestic companies whose securities are registered under the Exchange Act. The Company’s principal reporting requirement is the filing with the SEC an annual report on Form 20-F, such as this Report, containing financial statements audited by an independent accounting firm.

The Company's website address is www.zappev.com. The information accessible on the Company’s website does not form a part of, and is not incorporated by reference in, this Annual Report.

B. Business Overview

Design-led electric personal urban mobility solutions

Zapp is a British electric vehicle brand on a mission to revolutionize personal urban mobility.

Our first product, the i300 electric urban motorcycle, was designed from the ground up leveraging the advantages of electrification, and we believe the resulting new vehicle architecture provides a better value proposition by combining high-performance specifications with the convenience of a step-through form factor more suitable for urban environments.

This design-led approach extends beyond the product itself. Zapp seeks to provide a premium experience throughout the entire customer journey, and further has secured the necessary elements for an asset-light and capital efficient business model. With our long-standing passion for P2W vehicles, extensive market analysis, deep understanding of the required technologies behind electrification to design a high-performance “EVP2W” vehicles, and focus on effective supply chain management, our aim is to establish a new:

•
category of product;
•
vehicle design and architecture;
•
level of vehicle performance and practicality;
•
customer purchase experience;
•
customer ownership experience; and
•
manufacturing model in the P2W sector.

We believe key company and product differentiators position Zapp to capture market share in a rapidly growing global P2W Market, which was approximately $130 billion in 2022. In addition to underlying organic growth in the demand for P2Ws, growth in sales of EVP2Ws is expected to outpace that of ICEP2W. We believe many consumers in the P2W Market today are ready to transition to an EVP2W either by trading-up directly to a premium EVP2W from their current small capacity ICEP2W while retaining a high degree of maneuverability, or to downsize directly to an EVP2W from their large capacity ICEP2W while retaining many high-performance specifications.

Our business model is built to scale

We utilize an asset-light and capital efficient business model, enabled by our contract manufacturing partnership with Summit. Summit is a large and established automotive manufacturing company based in Southeast Asia, serving many global automobile brands. We expect that our partnership will allow us to quickly scale production capacity up to 300,000 units by 2026 without incurring significant capital expenditures.

Our exoskeleton design simplifies our manufacturing process. The i300 consists of less than 200 total component parts. Our vehicle assembly process requires only 105 steps and can produce finished vehicles in approximately 30 minutes, assuming Summit is operating at a scaled production capacity of at least 10,000 vehicles. This compares to other ICEP2W manufacturers that are estimated to require more than 2,000 components for each vehicle, which are assembled in up to 150 steps, with an estimated completion time of more than 200 minutes to convert from subassemblies.

Furthermore, we are qualified for and have already obtained a receivables financing credit line from EXIM. The receivables financing significantly lowers our working capital requirements once in production since EXIM will provide letters of credit to Summit to finance production of our vehicles, which are secured by the related customer purchase orders. We believe this capital-efficient financing structure, together with our asset-light production requirements, positions us to achieve positive free cash flow in a shorter time frame compared to other selected EV peers.

Our core design and technology innovations enable ideal product positioning of the i300

We aim to redefine urban mobility and create a new product category with our high-performance EVP2Ws. Our vehicles combine the convenience and ease-of-use of a “step-through” form factor, with specifications and performance attributes usually associated with “step-over” models.

Our proprietary exoskeleton architecture creates a brand DNA that we believe is easily identifiable by consumers. Our first product, the i300, has won eight international design awards, including the Red Dot Design Award, American Good Design® Award, German Design Award, European Product Design Award, Australian Good Design Award, Korean Good Design Award, Muse Design Award, and the A’ Design Award. Furthermore, the exoskeleton provides significant performance benefits by lowering the center of gravity and overall weight of the vehicle relative to many key competitors’ products.

The design of our vehicle is further enhanced by our use of premium motorcycle components. The i300’s product positioning and differentiation includes outstanding acceleration times of 0 to 30mph in 2.3 seconds and 0 to 50mph in 5.0 seconds as well as compact dimensions, offering greater urban agility and recognizable premium suspension and braking components. These product attributes allow us to position ourselves as a premium British brand worldwide at a competitive price point.

Our portable battery packs eliminate reliance on dedicated charging infrastructure

Our high volumetric energy density battery packs are fully portable, rather than being merely removable, and can be fully charged via any 220/110V wall socket in less than an hour using our fast charger.

Without the need for specialized charging infrastructure or battery swapping outlets, our battery packs alleviate consumer range anxiety and address the needs of daily commuters who do not wish to rely on public or private charging infrastructure. Each battery pack weighs only 13 pounds, or 6 kilograms, making them easy to carry and charge at the office, at home or anywhere else with a standard wall socket.

Two batteries are included as standard equipment on the i300 and may be used individually or in combination. An optional third battery may also be purchased by customers and stored in the underseat storage box to further increase vehicle range.

Our premium customer experience

We believe our differentiated customer experience positions Zapp to appeal to a broader P2W consumer base due to the following factors:

Personalization: Our website offers and displays automotive levels of personalization via an online vehicle configurator, which will allow customers to select and view extensive combinations for direct ordering without having to take the desired configuration to a local dealer.

Drop-ship-direct-to-customers (DSDTC): We anticipate that our DSDTC process will create a seamless customer experience for Zapp customers, from the first time they visit our website to the moment they take delivery of their vehicle at their requested destination. Fulfillment will be handled by our Zappers (franchised delivery technicians) in our Zapp-branded delivery vans directly to the customer’s location. Zappers then follow through with easy-to-coordinate at-home vehicle maintenance throughout the period of ownership.

Omnichannel:We use a multi-pronged marketing effort to establish our brand and drive customer demand. Our marketing efforts will include digital, influencer, outdoor, live event and other forms of paid media. Our website forms the front end of our full-stack e-commerce platform. We plan to expand our fixed-price, agency-based, physical retail point-of-sale program through authorized resellers in key urban centers. We opened our first point-of-sale location in Paris, France in late 2021, but we have recently quit the premises and are planning to re-open a flagship Paris boutique at another location in the months ahead. We are at various stages of planning additional boutiques and pop-up locations globally, and we have received more than 200 reseller applications. We also plan to engage nationally and internationally recognized influencers, artists, and personalities as our online resellers to gain brand recognition through their audiences. All channels, including all resellers, will be directed to our full-stack e-commerce platform.

Order processing: Our full-stack e-commerce platform is configured to generate purchase orders, which will be distributed to Summit, EXIM, our customer relationship management team, and our consumer leasing and insurance partners. We believe this will provide for a seamless experience for consumers within our DSDTC process.

Gen-2 sustainability

We place a strong emphasis on full-cycle sustainability in every aspect of our product lifecycle, including design, manufacturing, sourcing, end of life and battery recycling. We designed the i300 to have a low component count and a simplified assembly process, thus streamlining the manufacturing process and lowering the number of assembly steps and resources required per vehicle. We source our bodywork from composites with green-to-make materials such as NONA (no-oven no autoclave) carbon fiber composite, bio-flax composite and ocean-recycled plastic. Substantially all of our components are recyclable at the end of our product’s life, including the batteries, which can be refurbished for second use.

Our Market Opportunity

According to Fortune Business Insights, the P2W Market, including both ICEP2Ws and EVP2Ws, was estimated to be $130 billion in 2022, of which $27 billion was sales of EVP2Ws, representing 21% penetration of electric vehicles. The P2W Market is expected to grow at an 8% CAGR from $130 billion in 2022 to $224 billion by 2029. During the same period, the EVP2W market is expected to increase at a CAGR of approximately 13% to $64 billion, reaching 29% penetration of electric vehicles.

Of an estimated 60 million units sold globally in 2022, more than 80% of these purchases were in Asia. Zapp’s near-term product launch is focused on establishing itself as a premium brand in the countries in Europe where the most motorcycles are sold, which includes France, Italy, Spain, Germany, and the United Kingdom. During that time, Zapp will work to secure the necessary certifications to expand its distribution footprint into Southeast Asia and India. The size of the premium segment in India, defined as P2Ws with a retail price greater than INR 200,000 (approximately $2,500), was 2.8 million units in 2022, or approximately 150% larger than the total of all units sold in the United States and Europe combined.

The i300 is ideally positioned in the current P2W landscape due to its superbike-like specifications, materials, and safety equipment all packaged in a competitively priced step-through form factor. As incomes rise in emerging markets and acceptance increases for EVP2W’s in established markets, we believe there will be higher consumer demand from traditional lower performance and lower priced P2W buyers who are more willing to increase monthly spending moderately for a higher-performance EVP2W. Additionally, we believe that we are well-positioned to successfully convert customers willing to downsize in cost from a large capacity step-over model to a more urban-friendly step-through, while still retaining many of the high-performance, superbike specifications.

This product positioning is designed to capitalize on two important segments of the P2W Market. First, our product addresses consumer demands for both the scooter and light motorcycle segments, which together comprise a majority of P2W sales in the largest geographic markets globally according to a study by McKinsey. Additionally, even though lower performance and lower priced P2Ws currently capture a higher share of units sold globally, the premium segment that includes sport and cruiser motorcycles represented approximately 63% of the global market share by value in 2022, and this is projected to increase to 67% by 2029.

Furthermore, we believe favorable regulatory tailwinds will accelerate the electrification of the P2W market. More and more cities, especially in Europe, are implementing fossil fuel prohibition and penalization for ICEP2Ws. In addition, financial incentives from local governments are expected to be an additional factor in driving adoption of EVP2Ws.

Select European Cities with Target Years to Transition from Fossil Fuel through Low Emission Zone Implementation and ICE Vehicle Bans

City	Year with Low Emission Zone Affecting ICEP2W	City	Target Year for ICE Vehicle Ban
Rome	2021	Barcelona	2030
Bristol	2022	Berlin	2030
Oxford	2022	Copenhagen	2030
London	2023	Heidelberg	2030
Paris	2024	Madrid	2030
Amsterdam	2025	Oslo	2030
Athens	2025	Rotterdam	2030
Brussels	2025	Warsaw	2030
Milan	2025
Stockholm	2025

Our Strategy

The key elements of our strategy include:

Premium lifestyle brand positioning. Zapp aims to establish our European premium lifestyle brand position in opinion-leader urban areas across Europe, before expanding into additional geographies to seek additional revenue and profit opportunities.

Consumer financing available at point-of-sale. We have partnered with the Paris-based fintech firm Younited, which offers European customers its Younited Pay instant credit payment solution when completing an order. Younited Pay offers configurable payment plans that fit the customer’s needs and preferences, including partial or full financing, with payments spread across a timeframe that the customer selects. The process is transparent, with no hidden fees or charges. We anticipate using similar partners offering similar services when launching distribution outside Europe.

Daily commuter market opportunity. Our EVP2Ws target the daily urban commuter. With our pricing strategy, when combined with the availability of consumer financing, we believe these consumers will have options to purchase an i300 at an attractive monthly payment, which may also be competitively priced compared to monthly fares for using public transportation networks. Furthermore, we believe that the total cost of owning a Zapp EVP2W, after factoring in potential EV tax benefits and considering savings from gasoline and maintenance costs, as well as in-city operating surcharges, will narrow the monthly payment difference compared to traditional ICEP2W vehicles.

Recruitment of authorized resellers and online resellers. Our go-to-market approach is omnichannel, with both offline and online channels. We are seeking out and appointing well-established retailers of premium and luxury automotive brands across Europe as our first authorized resellers, thereby positioning our brand and products alongside their existing portfolio. In addition, they bring expertise in retailing premium branded products to consumers in their markets. Online resellers and affinity partners will be recruited to drive additional sales leads through their owned channels to our e-commerce site. Zappers will provide delivery and mobile service from Zapper Vans, through our DSDTC model.

Responsible expansion of markets. Based on our research of premium P2W volume sales, favorable market characteristics and policies, and the status of certain countries as global opinion-leaders for premium P2W products, we plan to launch the Zapp brand and i300 product lineup first in France, then Spain and Italy, before wider expansion across Europe and globally. We have chosen Paris as our first launch city, as it has the highest concentration of premium P2Ws in Europe. In addition, we believe the Paris authorities’ pledge to phase out all ICE vehicles by 2030 will accelerate demand in favor of electrification. We anticipate that the Paris rollout will serve as a blueprint for our expansion into other major European cities.

Continuous development of our products. Once we have penetrated each of our target markets with the i300, we plan to introduce future models and derivatives, at both higher and lower price positions, in adjacent market segments.

Upselling and brand extension strategy. In addition to our base vehicle unit sales, we plan to use option packages, accessories and personalization to upsell and drive additional revenue and profit per unit, including Zapp-branded merchandise for consumers.

Our Vehicles

The i300

The i300 was designed and will be built with a commitment to environmental sustainability, while retaining the high-performance characteristics typical of a traditional ICEP2W. This has been achieved through a focus on implementing new technologies and finding new applications for existing ones.

The i300 offers the following features and benefits:

•
Stylish design - The i300 was designed to balance form with function. The i300 components combine to create a striking design, along with high performance. The distinctive ‘Z’-shaped exoskeleton, the rear swing arm, the upside-down front forks, four-piston brake calipers, fully floating cross-drilled disc brakes, single-sided rear swing arm and adjustable pushrod rear coilover suspension are all integrated design elements creating a stylish, eye-catching EVP2W in a step-through format. Many of the i300’s features are normally only found on larger high performance road bikes.
•
Performance – Our high powered 14kW (peak) electric motor enables the i300 to accelerate to 30 mph in 2.3 seconds and to 50 mph in 5.0 seconds, providing riders with large motorcycle-like acceleration.
•
Charging convenience – The i300 comes with two compact, lightweight, portable battery packs each weighing 13 pounds (6 kilograms), with a leather carrying handle. These removable battery packs can be charged via any standard 220/110V domestic socket using the supplied charger, thus eliminating the need for dedicated charging infrastructure or battery swapping stations.
•
Roadholding – The adjustable rear coilover suspension is coupled with ultra-low-profile tires. These features, along with a very low center of gravity, contribute to the i300’s superb overall road handling.
•
Safety – The i300 is equipped with a high performance brake system that includes large diameter full floating cross-drilled brake discs, radial mounted four-piston calipers, and steel braided brake hoses.
•
Security – The i300 offers up to seven layers of security. Standard layers include an RFID key, physical key, removable battery packs (with a lockable cover) and vehicle rain cover. For an additional cost, customers can purchase a brake disk lock with alarm, road wheel lock and chain, and GPS tracker.
•
Personalization – Zapp places a strong emphasis on personalization. A wide range of options are available, including seat colors, alloy wheels, carbon fiber elements, accessory frames, and carrier boxes.
o
Zapp EV has a patented easily-interchangeable fender feature that allows consumers to personalize and change the color and patterns on the fender.
o
The flexibility to incorporate the various design options at the time of order provides consumers the ability to incorporate their own personal preferences into the style of the Zapp vehicle.
o
Zapp EV’s technology design, manufacturing process and consumer connectivity position the Company to evolve its range of product options as consumers’ style preferences change.
•
Storage Options – Unlike most EVP2Ws, which use underseat space to store batteries, the i300’s battery packs are stored in an underfoot compartment, allowing Zapp to offer several underseat storage options to consumers. Consumers also have an option to purchase an accessory frame or a 25.7 liter storage box.

Approach to Manufacturing

Rather than constructing our own production facilities, we have partnered with Summit, a leading automotive sector manufacturer, which will produce our products under a contract manufacturing agreement.

Summit is responsible for the procurement of parts, the manufacturing and assembly of our vehicles, and the logistics and delivery of our vehicles to the destination international shipping ports, as well as the applicable consumer warranty. This contract manufacturing approach is intended to significantly lower our upfront capital requirements compared to building our own production facilities.

Summit will manufacture our vehicles at a dedicated facility in Rayong, Thailand, which is located near Thailand’s main container port. With its geographic location and government support, Thailand has become one of the largest automobile producers in Southeast Asia. Many global automotive brands all have manufacturing bases in Thailand. Thailand has Free Trade Agreements with 18 countries around the world and is considered an important trade partner of both the US and the EU. The Thai government also established EXIM in 1993 to promote and support Thai exports, imports and investments by providing businesses with credit facilities, guarantees, insurances and other services.

An important advantage of working with Summit is that they are deeply integrated within the existing automotive supply chain. Summit will procure parts directly from suppliers specified by us. Summit will also be responsible for ensuring that such parts meet our design and quality specifications. The maturity of supply chain relationships is critical and is reflected in the connectivity of business systems and IT infrastructure. A typical P2W consists of numerous individual parts and assemblies, each of which is sourced from a global supply chain consisting of hundreds of suppliers. Compounding this complexity is the inherent intricacy of building vehicle specifications to suit customer choices. Parts must be delivered to the final point of assembly at a rate and in a sequence that matches planned vehicle production. The streamlined running of this logistics effort becomes critical to the production efficiency of the operation. We benefit from Summit’s organizational optimization, which is the result of decades of experience.

Summit has allocated capacity to manufacture up to 100,000 vehicles for Zapp EV in 2024 and has the capacity to increase production of our vehicles up to 300,000 units annually by 2026. Summit will fund the capital expenditure required to meet such expanded production capacity, such as investments in tooling and allocation of Summit personnel. Summit has designed and tested a four-station, non-belt production line to achieve high efficiency and yield.

Our battery packs and chargers are manufactured according to our specifications by an established supplier based in China that supplies various electrical products to the U.S., EU and other markets. Summit has entered into an agreement with such supplier for the supply of battery packs and chargers and is responsible for ensuring that these products meet our design and quality specifications. Through our supply chain development process, we have identified other comparable manufacturers who can provide battery packs and chargers that meet our specifications, if necessary.

Go-To-Market Strategy

We plan to position Zapp as a premium, lifestyle brand that produces high-performance vehicles with innovative designs and manufactured with high-tech, lightweight materials such as carbon composite. We anticipate that the i300 will address customer needs in the premium, step-through EVP2W market while also diverting sales away from both the conventional, low-power scooter market and the larger step-over motorcycle segment.

We plan to utilize an omnichannel sales and marketing approach through both offline and online referrals. The typical Zapp customer journey will begin through our digital platform. We plan to utilize social media, such as Instagram, Facebook and TikTok to educate customers regarding our brand and the value proposition of our products. Furthermore, we plan to leverage influencers and affinity partners as online resellers to broaden our reach to potential customers. These initial engagements aim to drive customers to our website to learn more about our story and the i300. On the website, customers can experience our online vehicle configurator, which provides an immersive and customizable opportunity to interact with our vehicles in a virtual setting. From there, the customer would have the option to either place an order online or visit our boutique locations. We believe that our DSDTC sales model, combined with a digitally enhanced premium experience through our website and a refined in-store experience, creates opportunities for us to tailor our service to each customer’s purchase and ownership preferences. Customers will have the option to visit a boutique in person, make their inquiries entirely online, or a combination of the two experiences.

Our boutique locations will serve as sales channels and as marketing tools in high-foot-traffic areas within urban areas. We established our first boutique in Paris, France in late 2021 and anticipate re-opening a flagship Paris boutique on a permanent basis in the near term, at a new location.

We plan to utilize third party authorized resellers as mono-brand boutiques located in high footfall locations and/or strategically placed near luxury brand outlets. The authorized resellers will serve as a point of sales for customers who still enjoy the in-person retail experience. The authorized reseller locations will be designed to allow potential customers the opportunity to test ride the i300 and experience its high-performance characteristics. Authorized resellers will act as agents and earn a fixed commission based on the price offered on our website. This will avoid haggling, which is reportedly a major negative customer experience. We have received more than 200 reseller applications globally and have signed multiple letters of intent with interested resellers.

We also plan to operate pop-up stores and roadshows from time to time and utilize online resellers and influencers as part of our marketing strategy. For example, we have previously held events at the Goodwood Festival of Speed in the UK and at Bicester Motion. These activities will allow us to increase our physical and virtual touchpoints with customers in a cost-efficient manner and to leverage our direct-to-customer sales infrastructure.

Drop-Ship-Direct-To-Customer Process

Purchase orders from all sales channels are consolidated through our full-stack, global e-commerce platform, which is directly linked to our customer relationship management, production and assembly systems. Purchase orders will be passed on to Summit, our contract manufacturer, which will manufacture our vehicles according to customer specifications. All purchase orders to Summit are used to secure a letter of credit issued by EXIM, which reduces capital required for upfront inventory costs. After assembly, our vehicles are then shipped to short-term warehouse facilities in end markets, where our service agents (Zappers) complete pre-delivery inspection and customer documentation before delivering the vehicles directly to our customers.

Customer Service

We plan to provide premium after-sales service to our customers through our franchised, Zapp-trained service agents (Zappers), who operate our purpose-built mobile service vehicles. Customers will be able to book appointments with Zappers at customer-specified locations and times for a range of services. Each Zapper van will be equipped with a full tool set and spare parts inventory.

The i300 was designed to eliminate the routine maintenance or servicing typically associated with ICEP2W vehicles, apart from the annual inspection. Our Zappers will be equipped to perform annual inspections, as well as general maintenance, servicing and repairs. Our Zappers will also be qualified to upgrade and customize our customers’ vehicles with various approved options and accessories, such as fenders or seats of varying colors.

Our Zapper strategy is designed to reduce customer wait times for any repairs or service, to eliminate unnecessary travel to service locations, and to improve overall customer satisfaction. We also believe this model drastically reduces cost, as we do not need to construct and operate dealerships or service centers.

Sustainability

Our vehicles have been developed based on our founders’ commitment to full-cycle sustainability and minimizing environmental impact. Substantially all components of our vehicles are fully recyclable or reusable. Our exoskeletons are made from recyclable alloy and certain body parts are made from a range of sustainable materials, including NONA carbon composite, bio composite, and ocean-recycled plastics. Additionally, our battery packs can be reused at energy storage farms after the end of their useful life as vehicle batteries.

The mobile service vehicles utilized by Zapper’s for DSDTC deliveries and after-sales care are hybrid ICE-electric powered. We plan to transition these to fully electric vans in the near future.

Green to Make philosophy

We have a ‘Green to Make’ philosophy that aims to maximize the use of recyclable or recycled materials. Substantially all of our components are recyclable and the battery packs have potential for a second use.

The i300 was designed from the ground up with the ‘Green to Make’ philosophy, with a focus on using the smallest number of components possible in each vehicle. Each Zapp vehicle is assembled using no glue, paint or various other common toxic materials.

Recyclability

There are less than 200 components in the i300, in the following groups:

•
Metallic parts: All the steel and aluminum parts of the vehicles are recyclable.
•
Composite and polymer parts: The materials of the main body of the i300 are recyclable and made from either NONA carbon fiber and natural fiber core (both of which use only 1% of the typical composite component) or ocean-recycled polypropylene.
•
Electronics: The i300 is manufactured with recyclable electronic components which are compliant with the Waste from Electrical and Electronic Equipment directive (Directive 2012/19/EU).
•
Tires: The i300 is manufactured with tires made from recyclable materials.

Environmental Impact and Carbon Saving

Assuming 5,000 miles per annum usage of the vehicle, driving an i300 produces 0.8 metric tons less carbon dioxide equivalent greenhouse gas (CO2e) per year than an equivalent 300cc ICE motorcycle and 1.6 metric tons less CO2e than a EURO5 small hatchback car. Based on these assumptions, there would be annual CO2esavings of 8,000 to 16,000 metric tons for every 10,000 units of i300 sold. Comparing to public transport vehicles, 50 units of the i300 could replace one 50-seat electric bus, with net savings of 6.0 metric tons in lithium-ion battery cells.

The i300’s architecture and production process also results in substantial savings in CO2 and other greenhouse gases. The vehicle has a low number of components and few painted areas. No toxic materials (such as adhesives), liquid lubricants or coolants are used, and there is no steam, hot water, ice, chilled water, or compressed air used in the assembly process of the i300. The i300 is designed with a long product use life in mind and substantially all the vehicle components of the i300 are recyclable.

Intellectual Property

Intellectual property is critical to us and our commercial success depends on our ability to maintain and protect our portfolio of intellectual property and other proprietary technology.

As of September 30, 2023, we had applied for a total of 37 patents, design patents and utility/petty patents related to the design, architecture and innovations making up our EVP2Ws in various territories around the world, of which 16 have been granted. This includes the granting of two patents related to the Z-shaped exoskeleton and removable front fender. We intend to continue to regularly assess opportunities for seeking patent protection for those aspects of our technology, designs, and methodologies that we believe provide us with a meaningful competitive advantage.

We expect to develop additional intellectual property and proprietary technology in various areas of EVP2W, including designs, architectures (such as the exoskeleton) and construction materials, suspension, brakes and traction control, e-motors, controllers, battery packs and management systems.

We have registered the Zapp trademarks in the UK and EU, as well as certain other jurisdictions that we anticipate expanding into. We regularly assess whether additional trademark or patent applications or other intellectual property registrations are appropriate. We rely on a combination of patent, design, trademark, copyright, unfair competition, and trade secret laws, as well as limited access, confidentiality procedures and contractual arrangements and restrictions with our employees, consultants, and other third parties, to establish, maintain and protect our proprietary rights.

We cannot be certain that we will be able to adequately develop and protect our intellectual property rights, or that other companies will not claim that we are infringing upon their intellectual property rights. See “Risk Factors—Risk Relating to Zapp EV’s Business and Industry—We may need to defend ourselves against intellectual property right infringement claims, which may be time-consuming and would cause us to incur substantial costs. We may incur significant costs and expenses in connection with protecting and enforcing its intellectual property rights, including through litigation.” and “If we are unable to maintain, protect or enforce our rights in our proprietary technology, brands or other intellectual property, our competitive advantage, business, financial condition and results of operations could be harmed.”

Cybersecurity and Privacy

We collect, use, handle, store, receive, transmit and otherwise processes different types of information about a range of individuals, including our customers, our employees and job applicants, and employees of companies we do business with (such as our partners and suppliers). As a result, we are and may become subject to existing and emerging laws and regulations related to the privacy, security and protection of such information.

Our operations in Europe and the United Kingdom are subject to laws, regulations and standards covering data protection, marketing and advertising, including the GDPR and the UK GDPR. The GDPR and UK GDPR regulate the processing of data relating to an identifiable individual (personal data) and impose stringent data protection requirements on organizations with significant penalties for noncompliance. We are committed to safeguarding the privacy of our customers and have adopted a data privacy policy that is compliant with GDPR and UK GDPR requirements. In addition, our customer relationship management tools have an integrated GDPR and UK GDPR compliance function.

The European Data Protection Board has also released data guidelines for connected vehicles, and the upcoming ePrivacy Regulation is in its final stages.

Regulators and legislators in jurisdictions around the world continue to propose and enact more stringent data protection and privacy laws. New laws as well as any significant changes to applicable laws, regulations, interpretations of laws or regulations, or market practices regarding privacy and data protection or regarding the manner in which we seek to comply with applicable laws and regulations could require us to make modifications to our products, services, policies, procedures, notices and business practices. Many large geographies which may become important to our future success, including in North America and the Asia Pacific, have passed or are considering comparable data privacy legislation or regulations. Until prevailing compliance practices standardize, the impact of worldwide privacy regulations on our business could be negatively impacted.

Seasonality

As a seller of EVP2Ws, we expect to be impacted seasonally, primarily by weather. Orders for our vehicles are expected to be higher during warmer months and lower during winter or colder months.

In Europe we expect revenue to be higher in the months of March through September, correlating with high deliveries and when we plan to offer most of our potential customer ride experiences. During the months of October through February, we will be focused on order bank building.

Regulatory Landscape

We are, and will be, subject to extensive vehicle safety and testing and environmental regulations in the European Union, the United Kingdom and other jurisdictions in which it sells its vehicles. Government regulations regarding the sale of our vehicles are subject to future change. We cannot predict what effect, if any, such changes will have upon our business. Violations of these regulations may result in substantial civil and criminal fines, penalties and/or orders to cease the operations in violation or to conduct or pay for corrective work. In some instances, violations may also result in the suspension or revocation of permits and licenses.

Below is a brief description of the more material regulatory requirements in European Union and United Kingdom, which are the initial jurisdictions where we plan to sell most of our vehicles. We do not expect that regulatory requirements in most other jurisdictions in which we plans to expand our business will be materially different than those described below.

Environmental, Health and Safety Regulations in the European Union

European Type Approval. In order to sell vehicles in all EU member states without incurring significant costs and time to certify the product on a unit by unit basis, we are in the process of obtaining pre-approval from regulators to import and sell our EVs into the EU and countries that recognize EU certification or have regulatory regimes aligned with the EU. The process for certification in Europe is known as ECWVTA and requires us to demonstrate to a regulatory agency in an EU member state, referred to as the Competent Authority, that our vehicles meet all EU safety and emission standards.

ECWVTA is accomplished through witnessed testing and inspection of one or more representative vehicles. In addition to such vehicle testing and inspection (comprising approximately 30 individual tests), the manufacturing facility is audited to ensure conformity of production (“CoP”) to the approved type specifications. Once a vehicle is type-approved by the Competent Authority in an EU member state, all vehicles manufactured in conformity with such approval and CoP may be marketed and sold in all EU member states without further testing.

Any changes to an approved vehicle type must go through an updated type approval process by the Competent Authority.

In December 2023, Zapp successfully completed all vehicle tests required for ECWVTA. We are currently working with our contract manufacturer to complete the audit of CoP at its facility. Once completed, we anticipate that the Competent Authority will issue, within several weeks, the required ECWVTA certificate, allowing us to sell and deliver i300 vehicles throughout the EU. We anticipate that i300 deliveries will begin in Europe in summer 2024.

Concurrently with the foregoing, however, we are also seeking vehicle certification in Thailand, which we anticipate will involve a quicker process than ECWVTA, as the relevant Thai authority requires far fewer individual vehicles tests, all of which we have successfully completed in the ECWVTA process. It is therefore possible that we will secure vehicle certification in Thailand prior to issuance of the ECWVTA certificate. If so, we may begin deliveries of the i300 in Thailand before we do so in Europe.

EU Emissions Regulations. We believe Europe’s regulatory environment is generally conducive to the development, production and sale of EVs. Through emission legislation, tax incentives and direct subsidies, EU and non-EU countries in Europe are taking a progressive stance in reducing carbon emissions in the transport sector which may lead to increasing demand for EVs.

This is reflected in the EU-wide target of a 90% reduction in greenhouse gas emissions from the transport sector by 2050 (compared to 1990 levels), as part of an economy-wide carbon-neutral target. Moving forward, the European Commission has proposed legislation that would (i) introduce a “cap and trade” carbon pricing system that would apply to the transport sector from 2026; and (ii) require increased levels of national greenhouse gas reduction commitments (which include the transport sector) pursuant to a revision of the Effort Sharing Regulation, as part of efforts to reduce EU emissions by 55% by 2030 (compared to 1990 levels).

Hazardous Substances. Should we expand into the EU, we would also be subject to regulations governing the proper handling, and disposal of products containing hazardous substances in the EU, including the EU Waste Framework Directive. In relation to our batteries, disposal would be governed by the Batteries Directive, which imposes, among other obligations, certain requirements in relation to the disposal of batteries, such as that producers of batteries and producers of other products that incorporate a battery are responsible for the waste management of batteries that they place on the market, in particular the financing of collection and recycling schemes.

Environmental, Health and Safety Regulations in the United Kingdom

The United Kingdom government has proposed that all new motorcycles are to be fully zero emissions at the tailpipe from 2035, or earlier if it is determined that a faster transition seems feasible. This proposal is subject to feedback from a consultation process which is currently ongoing, but reflects the UK’s broader strategy to phase out new combustion engines in all transport (including heavy duty vehicles) by 2040.

C. Organizational Structure

The following summary diagram illustrates a simplified corporate structure as of the date of this Annual Report.

D. Property, Plant and Equipment

We have a corporate office in Bangkok, Thailand that consists of approximately 2,023 square feet of leased office space, accommodating the majority of our executive officers. We also lease a space for our Design and Technology Campus of approximately 3,186 square feet in Bangkok, Thailand, near the Bangkok Cybertech District and in the automotive manufacturing hub of Thailand. Our Design and

Technology Campus serves as our research and development workshop and houses our design, prototyping, development and testing teams, as well as our front and back-office functions.

Our experience center in Bicester Heritage Park in the United Kingdom consists of a full-service workshop, retail store and office space of approximately 969 square feet of leased space. This location also serves as the global sales and technical training center for our network of authorized resellers and employees. We plan to use this experience center for customers to test ride our vehicles at a shared test track, as well as customize and order products.

We believe that our current and planned facilities are adequate to meet our needs for the immediate future, and that, as needed, suitable additional space will be available to accommodate expansion of our operations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of the Company's results of operations and financial condition.

This discussion and analysis should be read together with the audited consolidated financial statements and related notes of that are included elsewhere in this Annual Report.

Unless otherwise stated, the information included in this section is based on the audited consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. GAAP.

In addition to historical financial information, this discussion and analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.” Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3.D - Risk Factors.”

A discussion regarding our financial condition and results of operation for the fiscal year ended September 30, 2023, compared to the fiscal year ended September 30, 2022, is presented below. A discussion regarding our financial condition and results of operations for fiscal year ended September 30, 2022, compared to the fiscal year ended September 30, 2021, unless otherwise noted, can be found in our Registration Statement on Form F-4, filed with the SEC on March 13, 2023, which is available on the SEC’s website at www.sec.gov and on the SEC Filings section of the Investors section of our website at: https://ir.zappev.com/financials-filings/sec-filings.

Certain figures, such as interest rates and other percentages included in this section, have been rounded for ease of presentation. Percentage figures included in this section have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this section may vary slightly from those obtained by performing the same calculations using the figures in the audited consolidated financial statements or in the associated text. Certain other amounts that appear in this section may similarly not sum due to rounding.

A. Operating Results

Overview

We aim to redefine urban mobility and create a new product category with our high-performance EVP2W vehicles. Our vehicles combine the convenience and ease-of-use of a “step-through” form factor, with specifications and performance attributes usually associated with “step-over” models. Our proprietary exoskeleton architecture creates a brand DNA that we believe is easily identifiable by consumers. Our first product, the i300, has won multiple international design awards, including the Red Dot Design Award, American Good Design® Award, German Design Award, European Product Design Award, Australian Good Design Award, Korean Good Design Award, Muse Design Award, and the A’ Design Award. Furthermore, the exoskeleton provides significant performance benefits by lowering the center of gravity and overall weight of the vehicle relative to many key competitors’ products.

The design of our i300 vehicle is further enhanced by our use of premium motorcycle components. The i300’s product positioning and differentiation includes outstanding acceleration times of 0-30 mph in 2.3 seconds and 0-50 mph in 5.0 seconds as well as compact dimensions, offering greater urban agility and recognizable premium suspension and braking components. These product attributes allow us to position ourselves as a premium British brand worldwide at a competitive price point.

We have an asset-light and capital expenditure-light business model, enabled by our contract manufacturing partnership with Summit, which is a large, well-established automotive parts and components manufacturing company based in Southeast Asia, serving global automobile brands. We expect that our partnership with Summit will allow us to quickly scale production capacity to up to 300,000 units by 2026 without incurring significant capital expenditures and minimal volume commitments.

Results of Operations for the years ended September 30, 2023 and 2022

The following table sets forth a summary of our consolidated results of operations for each of the periods presented.

	For the Year Ended September 30,
(in USD)	2023	2022	$ Change
Revenue	—	—	—
Cost of sales	—	—	—
Gross profit	—	—	—
Selling and distribution expenses	(1,425,334)	(423,123)	(1,002,211)
General and administrative expenses	(6,372,718)	(3,187,006)	(3,185,712)
Operating loss	(7,798,052)	(3,610,129)	(4,187,923)
Finance income	9,292	2,693	6,599
Finance expense	(561,005)	(305,483)	(255,522)
Other (expenses) / income	(213,747,726)	335,329	(214,083,055)
Loss before tax	(222,097,491)	(3,577,590)	(218,519,901)
Income tax	—	—	—
Loss for the year	(222,097,491)	(3,577,590)	(218,519,901)

Revenue and Cost of Sales

We have not begun sales of our vehicles and therefore have not generated revenue to date. Once sales and deliveries commence, which we anticipate will be in summer 2024, we expect that most of our revenue will be derived from the direct sale of our vehicles and thereafter will also include other related products and services.

Selling and distribution expenses

Selling and distribution expenses consist of commissions to resellers and marketing and advertising expenses.

Selling and distribution expenses increased by $1.0 million in the year ended September 30, 2023 to $1.4 million primarily due to an increase in marketing expenses as we engaged marketing advisors to prepare to scale up our marketing efforts ahead of our first product launch.

We expect our selling and distribution expenses to increase for the foreseeable future as we invest to support the growth of the business.

General and administrative expenses

General and administrative expenses consist of personnel-related expenses, expenses for third party professional services, including legal and audit and advisory services and general office-related costs as well as depreciation and amortization. Personnel-related expenses include salaries, benefits, travel expenses and share-based payment costs. All costs related to the Business Combination have been included within other expenses.

General and administrative expenses increased by $3.2 million in the year ended September 30, 2023 to $6.4 million. There was a $2.5 million increase in staffing costs due to higher headcount, a $0.5 million increase in insurance costs due to the increased insurance needs of a public company and a $0.2 million increase in professional fees not related to the Business Combination as we engaged advisors to prepare for our first product launch.

We expect underlying general and administrative expenses to increase for a number of years as we scale up production and operations. We will increase headcount, hiring additional engineers, designers and non-operational staff to invest in new vehicle model designs and development of technology in order to drive the growth of the business, and as a result of operating as a public company, including compliance with the rules and regulations of the SEC, legal, audit, additional insurance expenses, investor relations activities and other administrative and professional services.

Operating loss

As a result of the foregoing, our operating loss increased by $4.2 million in the year ended September 30, 2023 to $7.8 million

Finance income

Finance income consists primarily of interest income on cash deposits and was not material in either year. We do not anticipate generating significant amounts of finance income for the foreseeable future as we intend to invest cash generated from operations in expanding the business.

Finance expense

Finance expense consists primarily of interest calculated on convertible loan notes and promissory notes and the unwind of discounting on leases and other financial liabilities.

Finance expense increased by $0.3 million in the year ended September 30, 2023 to $0.6 million. The increase reflected interest arising on loan notes which were converted to equity upon the Business Combination as well as interest on bank loans and additional promissory notes.

Other (expenses)/income

Other (expenses)/income consists primarily of the expenses relating to the Business Combination, movements in the fair value of derivative financial assets and liabilities, and foreign currency gains and losses.

Other expenses amounted to $213.7 million in the year ended September 30, 2023 compared to income of $0.3 million in the year ended September 30, 2022. The movement reflected $167.3 million of expenses related to the Business Combination and $46.5 million of fair value losses, primarily on revaluation of the FPA asset.

The expense for the year ended September 30, 2023 is not representative of our expectations for future years due to the costs of the FPA and other items relating to the Business Combination.

Loss for the year

As a result of the foregoing, our loss for the year increased by $218.5 million in the year ended September 30, 2023 to $222.1 million. As our loss for 2023 included material costs relating to the Business Combination, we anticipate our results for future years will improve significantly.

B. Liquidity and Capital Resources

Our primary liquidity requirements are to fund the rollout of our products, to service our debt and to fund other general corporate purposes. Our ability to generate cash from our operations depends on our future operating performance, which is dependent, to some extent, on general economic, financial, competitive, market, legislative, regulatory and other factors, many of which are beyond our control, as well as other factors include those discussed in this section and the section title "Item 3D. Key information - Risk Factors" in this annual report. We expect to finance our operations and working capital requirements for the next 12 months from a combination of a continued delay in settling payment obligations to a number of suppliers related to the Business Combination, the issuance of securities, borrowings and cash generated through operations once deliveries commence.

Additional issuances of equity or convertible debt securities will result in dilution to our current shareholders. Further, such securities might have rights, preferences or privileges senior to our Ordinary Shares. Additional financing may not be available upon acceptable terms, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to take advantage of prospective new business endeavors or opportunities, which could significantly and materially restrict our business operations.

Cash Flows

The following table sets forth a summary of our consolidated statement of cash flows for each of the periods presented.

	Year Ended September 30,
(in USD)	2023	2022
Net cash used in operating activities	(6,505,423)	(2,802,859)
Net cash used in investing activities	(285,871)	(466,246)
Net cash from financing activities	5,648,837	5,069,981
Net increase (decrease) in cash and cash equivalents	(1,142,457)	1,800,876
Effect of exchange rate fluctuations on cash held	2,593	2,488

Net cash used in operating activities

We had a negative cash flow from operating activities during the years ended September 30, 2023 and September 30, 2022. Our cash flows used in operating activities to date have primarily consisted of costs related to development of our products, payroll and professional advisory fees.

Net cash used in operating activities for the year ended September 30, 2023 was $6.5 million. This primarily reflected spending on staffing of $3.6 million, spending on non Business Combination-related professional fees of $1.6 million, spending on marketing of $0.9 million, and inventory purchases of $0.6 million.

Net cash used in operating activities for the year ended September 30, 2022 was $2.8 million. This primarily reflected spending on staffing of $1.1 million, spending on marketing of $0.4 million and spending on professional fees of $1.3 million.

Net cash used in investing activities

Our cash flows used in investing activities to date have primarily consisted of costs related to the acquisition of property, plant and equipment and intangible assets.

Net cash used in investing activities for the year ended September 30, 2023 was $0.3 million, including the acquisition of $0.2 million of property, plant and equipment and $0.1 million of intangible assets.

Net cash used in investing activities for the year ended September 30, 2022 was $0.5 million, including the acquisition of property, plant and equipment of $0.6 million and $0.1 million of intangible assets, partially offset by the release of restricted cash of $0.2 million previously held under a guarantee.

Net cash from financing activities

Our cash flows from financing activities to date have primarily consisted of proceeds from share issuances and the receipt of loan funding, along with costs associated with the Business Combination.

Net cash from financing activities for the year ended September 30, 2023 was $5.6 million, reflecting $7.6 million of loan funding less payment of Business Combination-related professional fees of $1.7 million, the repayment of $0.1 million of existing loans and payment of lease liabilities of $0.1 million.

Net cash from financing activities for the year ended September 30, 2022 was $5.1 million, largely from the proceeds of share issuances.

Non-cash transactions

During the year ended September 30, 2023, we incurred significant expenses in relation to non-cash items, notably share-based payment expenses totaling $157.7 million in relation to the Business Combination and fair value losses of $46.5 million.

Contractual obligations and commitments

The following table sets forth a summary of our undiscounted contractual obligations and other commitments at September 30, 2023.

(in USD)	Less than one year		1 to 5 years		Over 5 years	Total
Bank loans	14,527	—	24,198	—	—	38,725
Promissory notes	3,907,838	—	1,175,000	—	—	5,082,838
Lease liabilities	84,785	—	256,005	—	109,791	450,580
Accounts payable and accrued liabilities	19,754,628		—		—	19,754,628
	23,761,778		1,455,203		109,791	25,326,771

Bank loans

We entered into a loan agreement for an amount of £50,000 in May 2020 with an interest rate of 2.5% per annum. As at September 30, 2023, £30,651 (approximately $37,393) was drawn down under such loan agreement, which we had utilized for general corporate purposes. Such amounts are repayable in monthly instalments until May 2026.

Promissory notes

In connection with the Business Combination, we assumed certain promissory notes. As of September 30, 2023, $3.2 million was outstanding under these promissory notes, of which approximately $0.5 million bear interest at a rate of 15.0% per annum and approximately $2.7 million are interest-free. The notes are convertible into warrants to purchase our Ordinary Shares at the option of the noteholders at a price of $11.50 per Ordinary Share in April 2024. If the noteholders do not elect to convert their notes to warrants, the notes are repayable in April 2024.

On April 14, 2023 we issued a promissory note with a value of $1.0 million which bears interest at a rate of 15.0% per annum. This amount is repayable in April 2025.

On August 2, 2023 we issued a promissory note with a value of THB 20.0 million (approximately $570,000) which bears interest at a rate of 15.0% per annum. This amount is repayable in August 2024.

The contractual obligations and commitments above include $0.4 million payable in interest over the remaining life of the promissory notes.

Transaction liabilities

Included within trade payables and accruals at September 30, 2023 is $15.7 million owed to certain suppliers of professional services in relation to the Business Combination. These amounts are all due for payment upon or prior to the anniversary of the Business Combination in April 2024.

EXIM Facility

ZTH entered into a revolving loan agreement with EXIM in September 2020 providing for the issuance of short-term letters of credit and/or trust receipts up to an aggregate amount of THB10.0 million (approximately $274,520) for the purposes of purchase orders and production orders. As of the date of this annual report, no amounts were outstanding under the EXIM Facility.

Capital Expenditures

In the year ending September 30, 2024, we do not expect to incur significant capital expenditures. We have an asset-light and capital expenditure-light business model, enabled by our contract manufacturing partnership with Summit in Thailand. While this arrangement does not require us to invest a significant amount in capital expenditures, we do anticipate some investment in certain tooling as well as leasehold improvements at targeted pop up and permanent store locations to facilitate the marketing and sale of the Company’s products.

C. Research and Development, Patents and Licenses

We have made, and will continue to make, investments in research and development and technology as we expand our line of vehicles and enhance our customer experience. We review and target our research and development activities on an ongoing basis based on the needs of our business. For further detail regarding our research and development costs, please see the section of this Report entitled “Item 4.B. Business Overview” as well as “Note 12 – Intangible assets to our audited consolidated financial statements included in Item 18 – Financial Statements.”

D. Trend Information

We reached many significant milestones during fiscal year 2023, and we believe these will drive strong demand for the i300 when we launch in 2024. These included:

•
Receiving two additional design awards, which included the prestigious Red Dot Product Design Award in the motorcycles category and an i300 is now on display at the Red Dot Award museum in Essen, Germany.
•
The granting of two patents related to the Z-shaped exoskeleton and removable front fender.
•
Our first third-party review from Electroheads, which received more than 3 million views across social media channels.
•
Partnering with the Paris-based fintech firm Younited, which offers our European customers its Younited Pay instant credit payment solution when completing their order, with flexible payment plans designed to minimize monthly payments depending on the amount of the down payment and term of the desired repayment schedule.

Increased awareness about Zapp and the i300, including from these achievements in 2023, has contributed to additional inquiries from resellers worldwide, and we have received more than 200 reseller applications. Our distribution in Europe and additional countries through these resellers will depend on our ability to secure regulatory approvals in each jurisdiction.

At September 30, 2023, we were ready for start of production, and continuing efforts to secure ECWVTA ahead of the anticipated first deliveries of orders to customers in Europe. The last remaining vehicle test required for ECWVTA was completed in December 2023. We continue working to finalize the remaining documentation and working with our contract manufacturer to complete the audit of CoP at its facility so that the Competent Authority will provide ECWVTA.

While securing ECWVTA, we may begin importing vehicles into the United Kingdom and EU and seek single vehicle approvals by the relevant national testing agencies, which would allow us to commence sales of the i300 in quantities of less than 1,000 units in each jurisdiction prior to receipt of ECWVTA. This would also make road-legal inventory available for customer test rides and marketing efforts. We anticipate the first customer deliveries to begin in the fourth fiscal quarter ended September 30, 2024.

The regulatory requirements to commence sales in most other jurisdictions in which we plan to expand our business are similar to those in Europe. Therefore, we intend to utilize the vehicle testing already completed and have initiated the process to secure the relevant approvals in additional countries, starting with Thailand, which we anticipate will involve a quicker process than ECWVTA, as the relevant Thai authority requires far fewer individual vehicles tests, all of which we have successfully completed in the ECWVTA process. It is therefore possible that we will secure vehicle certification in Thailand prior to issuance of the ECWVTA certificate. If so, we may begin deliveries of the i300 in Thailand before we do so in Europe.

In 2023, we implemented strategies to conserve cash, including delays in the launch of brand-building and other marketing efforts in Europe. As we near expected receipt of ECWVTA, we plan to begin our marketing launch of the i300 in conjunction with commercial rollout targeting desired urban areas. Additionally, as we transition to an in-production company, we anticipate additional investment into the hiring of more people and other costs associated with operating a public company.

While we have not yet commenced customer deliveries, our financial results would be impacted by adverse changes in rates of inflation, labor markets, shipping costs, and other risks described in in “Item 3.D—Key Information—Risk Factors.” Our contract manufacturing partner will be handling the logistics of getting our deliveries by container to Europe, and they are well versed in the current challenges of doing that from Thailand. Through our supply chain development process, we believe other comparable manufacturers are available who can supply components, including battery packs and chargers, that meet our specifications.

On February 10, 2024, we entered into the Standby Equity Purchase Agreement and Pre-Paid Advance Agreement with an affiliate of Yorkville Advisors Global, LP. We plan to use the proceeds from the transaction to start production and commercial rollout of the i300.

E. Critical Accounting Estimates

Our consolidated financial statements included elsewhere in this annual report have been prepared in accordance with IFRS as issued by the IASB. Management must make certain estimates and assumptions that affect the amounts reported in the financial statements, based on experience, existing and known circumstances, authoritative accounting guidance and pronouncements and other factors that management believes to be reasonable, but actual results could differ materially from these estimates. The accounting policies and estimates that are critical to our business operations and understanding our financial results are described in Note 3 to the consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets for the names, ages and positions of our directors and executive officers as of September 30, 2023:

Name	Age	Position
Anthony Posawatz	63	Chairman of the Board
Swin Chatsuwan	60	Chief Executive Officer and Director
Jeremy North	62	President and Director
Kenneth West	65	Independent Director
Patricia Wilber	62	Independent Director
Patchara Rattakul	61	Independent Director
Edouard Meylan	47	Non-Executive Director
Warin Thanathawee	39	Chief Design Officer
David McIntyre	51	Chief Commercial Officer
Kiattipong Arttachariya	37	Chief Strategy Officer
David Sturgeon	54	Chief Financial Officer
Theodore Allegaert	59	Chief Legal Officer
Belinda Vinke	54	Chief Brand Officer

Anthony L Posawatz, P.E. serves as the non-executive Chairman of the Board of Directors of Zapp EV. He currently serves as CEO of Fermata Energy, a leading bi-directional technology company providing integrated V2X/V2G platform solutions for EV customers. He also serves as President and CEO of Invictus iCAR LLC, an automotive and technology innovation consulting firm. He has served on the boards of many new mobility and new energy companies over the last 12 years including publicly traded Beam Global (Nasdaq; BEEM) and Lucid Group, Inc. (Nasdaq: LCID). Previously, Mr. Posawatz served as President and CEO of Fisker Automotive from 2012-13. Prior to that, he held several leadership positions at General Motors (“GM”) including Executive-in-Charge of Global Electric Vehicle Development and Vehicle Line Director of the Chevrolet Volt from 2006-12. While at GM, his teams garnered many awards including both Motor Trend “Car of the Year” and “Truck of the Year” honors, among others. He has been recognized for his industry leadership as an Automotive News All-Star, among other awards. Mr. Posawatz received his Master of Business Administration (MBA) from the Tuck School of Business at Dartmouth College on a GM Fellowship and Bachelor of Science in Mechanical Engineering from Wayne State University on a GM Scholarship.

Swin Chatsuwan is Zapp’s Founder and serves as the Chief Executive Officer and a Director of Zapp EV. He has led and grown Zapp’s business as Chief Executive Officer since its establishment in 2017. He is also currently an Independent Director of Haadthip PLC. Prior to founding Zapp, Mr. Chatsuwan founded and has served as the Managing Partner of Paragon Partners Co., Ltd., a corporate solutions boutique specializing in the hospitality, automotive and retail sectors, since 1996. In its 27 years of operations, Paragon Partners has executed more than 50 transactions and developed private equity and proprietary positions in leading companies and brands. Notable transactions of Paragon Partners include the successful acquisition, business development and exit of the Hertz and Volkswagen (Audi) automotive franchises in Thailand. Previously, Mr. Chatsuwan served as Country Head (Thailand) at CLSA from 1990 to 1995. He began his career as an Information Technology Analyst in the London and New York offices of Morgan Stanley, from 1987 to 1988. Mr. Chatsuwan received his Master of Science in Economics (Information Systems) from the London School of Economics and Bachelor of Science in Accounting and Finance from Loughborough University.

Jeremy North is a co-founder of Zapp and serves as the President and a Director of Zapp EV. He is also currently a non-executive director of Art House Ukraine (a Canadian non-profit) and since 2016 as Managing Director and Chief Financial Officer of CloudMade Limited, a 50/50 joint venture with Valeo SE. From 2011 to 2015, he served as Chief Financial Officer of Dearman Engine Company Limited. He also served as Chief Financial Officer of Highview Power Storage, between 2010 and 2013. Mr. North received his Bachelor of Arts (Politics) from Nottingham University and was formerly a member of the Institute of Chartered Accountants in England and Wales from 1986 to 2003.

Kenneth West serves as an Independent Director of Zapp EV. Mr. West has served as a member of the board of directors of Fadel Inc. since June 2011 and has been Chairman since April 2023. He was a member of the board of directors of CIIG II from September 2021 through April 2023. From 2019 until March 2021, he was a member of the board of directors of CIIG Merger Corp., and from 2019 until July 2022 he was a member of the board of directors of FaZe Clan, the professional esports and entertainment organization. From 2017 until his retirement in June 2019, Mr. West served as Chief Financial Officer of Fareportal Inc., one of the largest online travel technology companies powering a next generation travel concierge service whose brands include CheapOair, OneTravel and Travelong. Mr. West served as Executive Vice President, Chief Financial Officer and Treasurer of Martha Stewart Living Omnimedia (NYSE:MSO) from 2011 to 2015. Mr. West previously served as Executive Vice President and Chief Financial Officer of Marvel Entertainment Inc., (NYSE:MVL) a brand-driven licensing and media company from 2002 to 2010. From 2010 to 2011, he served as an independent consultant to media and entertainment companies. Prior to 2002, Mr. West, a certified public accountant, was Chief Financial Officer of two middle-market, privately held companies, and spent over 15 years with the Stamford, Connecticut office of Ernst & Young LLP, principally in the auditing division. Mr. West received a B.S. from Carnegie Mellon University.

Patricia Wilber serves as an Independent Director of Zapp EV. Ms. Wilber has served as a member of the board of directors of electroCore, Inc. since March 2022 and as a member of the board of directors of CIIG II from October 2022 through April 2023. Since July 2022, she has also served on the board of directors of Vibrant Emotional Health, a nonprofit organization. Ms. Wilber has been a Chief Marketing Officer, global business strategist, and board member who delivers organizational and cultural transformation for branding. She is a pioneer in new franchise models and branded partnerships. Ms. Wilber last served as the Executive Vice President, CMO, and Managing Director of Partnerships, EMEA, the highest position in the marketing department at Disney from 2015 to 2018, where she drove growth for Walt Disney Company’s marquee brands by leading marketing and communications for Disney, Pixar, Star Wars, and Marvel. Additionally, she established and led EMEA’s 40-country integrated marketing, franchise and partnership functions, including a major reorganization of the EMEA channels to boost growth and profitability by significantly reducing expenses. She served on the board of Euro Disney SCA from 2015 to 2018, and Magical Cruise Company, more commonly known as the Disney Cruise Line from 2013 to 2018. Ms. Wilber holds a B.A. in History from Brown University.

Patchara Rattakul serves as an Independent Director of Zapp EV. He joined Haadthip PLC in 2003 and currently serves as its Chief Executive Officer. In addition, he currently serves on the board of directors of Haadthip PLC and its subsidiaries and chairs its Corporate Governance subcommittee. Mr. Rattakul received his Master of Arts in Philosophy, Politics and Economics from St. John’s College, Oxford University. He also attended the Royal Military Academy Sandhurst for his military training and served in the Royal Thai Army before joining Haadthip PLC.

Edouard Meylan serves as a Non-Executive Director of Zapp EV. He has served as Chief Executive Officer of H. Moser & Cie, a leading independent Swiss watch brand, since 2013. Mr. Meylan also currently serves on the board of directors of MELB Holding, Precision Engineering AG, Heinrich und Henri Moser Stiftung and MELB Luxe. Previously, Mr. Meylan was co-founder and co-Chief Executive Officer at Celsius X VI II SA, from 2008 to 2012. Prior to that, he served as General Manager of Desco de Schulthess from 2004 to 2006. Mr. Meylan began his career as Consultant at PricewaterhouseCoopers from 2001 to 2003. He received his Master of Science in Engineering from the Swiss Federal Institute of Technology and his Master of Business Administration from the Wharton School of the University of Pennsylvania.

Warin Thanathawee is a co-founder of Zapp and serves as Chief Design Officer of Zapp EV. In his capacity as Chief Design Officer, Mr. Thanathawee is responsible for Zapp’s product design efforts. His designs have received a number of international awards, including the iF Design Award, the German Red Dot Design Award and the Good Design Award in the U.S. Mr. Thanathawee is also the founder of CORdesign studio, a Bangkok-based design agency. Prior to joining Zapp, he held the position of Design Director at Nomono Co. from 2015 to 2017. Mr. Thanathawee received his bachelor’s degree from the Department of Industrial Design at King Mongkut’s Institute of Technology Ladkrabang.

David McIntyre joined Zapp in 2021 and serves as Chief Commercial Officer of Zapp EV. Prior to joining Zapp, he was the Regional Director (Asia-Pacific and China) of Group Lotus between 2019 and 2021 and the Chief Executive Officer of Simpson Marine Limited from 2017 to 2018. Mr. McIntyre joined Simpson Marine Limited from McLaren Automotive Ltd, where he was Managing Director of the Asia-Pacific region from 2015 to 2017. Previously, Mr. McIntyre has also served as Managing Director and Chief Executive Officer of Jaguar Land Rover Korea from 2012 to 2015 and General Manager (Asia-Pacific and China) at Bentley Motors from 2005 to 2012. Before relocating to the Asia-Pacific, he was Global Corporate Marketing Manager at Aston Martin Lagonda Ltd. from 2001 to 2005, and from 1997 to 2001, he served in several roles for Porsche, including in dealer development for Porsche Cars Great Britain, as Sales Manager for Latin America at Porsche AG, and Regional Marketing Manager for Porsche Latin America. Mr. McIntyre received his Bachelor of Science in International Business and Modern Languages (German) from Aston University.

Kiattipong Arttachariya is a co-founder of Zapp and serves as Chief Strategy Officer of Zapp EV. In that role he is responsible for supporting different teams in executing Zapp’s business strategy to realize its growth plans and future goals. He previously served as Zapp’s Head of Corporate Affairs since its establishment in 2017 and as acting Chief Financial Officer of Zapp EV until April 2023. Prior to founding Zapp EV, Mr. Arttachariya was Vice President at Paragon Partners Ltd from 2014 to 2017. Previously, he served as a Senior Investment Banking Analyst at Bangkok Bank PCL from 2011 to 2013. Mr. Arttachariya received his Master of Business Administration from the University of Oxford Said Business School and Bachelor of Science in Economics from George Washington University.

David Sturgeon has served as Chief Financial Officer of Zapp EV since May 2023. Mr. Sturgeon currently serves on the board of directors at Quarterworld Capital Limited. Previously, Mr. Sturgeon held various roles at Central European Media Enterprises Ltd., a leading media and entertainment company in Central and Eastern Europe which was listed on Nasdaq until its sale in October 2020. At Central European Media Enterprises Ltd., Mr. Sturgeon held a series of senior financial positions from 2005-14, leading to his appointment as Executive Vice President and Chief Financial Officer from 2014-20. Earlier in his career, Mr. Sturgeon served as Head of Corporate Accounting from 2002-05 at Equant N.V., a NYSE-listed company that provided communications solutions to multinational companies. Mr. Sturgeon began his career at Arthur Andersen’s Technology, Media and Communications practice, where he held a series of positions from 1990 to 2002. He is a Fellow of the Institute of Chartered Accountants in England and Wales. Mr. Sturgeon received his Master of Arts in Philosophy, Politics and Economics from St. Catherine’s College, Oxford University.

Theodore Allegaert has served as the Chief Legal Officer and Corporate Secretary of Zapp EV since March 2023. Mr. Allegaert is a U.S.-qualified lawyer with twenty-five years of commercial legal experience, including thirteen years in private practice at preeminent firms in Silicon Valley and New York and a further decade of experience as senior in-house counsel at multinational companies. From 2017-20, he served as Chief Legal Officer at Nasdaq-listed Ferroglobe PLC in London (initially as Deputy), after previously serving as Deputy General Counsel of its U.S. subsidiary Globe Specialty Metals, Inc. from 2011-15. From 2016 to early 2017, and from 2021-23, Mr. Allegaert was self-employed, serving as a contract general counsel and legal and compliance consultant to international businesses in Asia and the U.K. Mr. Allegaert holds a bachelor’s degree from Columbia University and a Juris Doctor degree from The University of Chicago Law School.

Belinda Vinke serves as the Chief Brand Officer of Zapp EV, having served as Zapp’s Chief Brand Officer since 2017. Prior to joining Zapp, Ms. Vinke served as Chief Operating Officer of Paragon Partners Co., Ltd. from 2004 to 2017. While at Paragon Partners, she was responsible for the overall management of the launch and roll-out of its proprietary investments, including the Hertz automotive franchise. Previously, she has also held roles as General Manager of Harvest Enterprises Co. Ltd. from 2002 to 2003 and Retail Manager at Jaspal & Sons Co., Ltd. from 1999 to 2002. Ms. Vinke began her career in the advertising space, serving as Account Executive at Lintas Thailand (Lowe Worldwide) from 1993 to 1995 before moving to SPA Advertising Co., Ltd. as Account Manager from 1996 to 1998. Ms. Vinke received her Bachelor of Science in Business and Hospitality Management from the University of Hawaii.

Board Diversity

Under Nasdaq Rule 5605(f) (Diverse Board Representation) and Rule 5606 (Board Diversity Disclosure), Nasdaq-listed companies including Foreign Private Issuers are required to: (1) disclose publicly board-level diversity statistics in annual reports or on company websites in an aggregated form, using a standardized template, and (2) have or explain why they do not have at least two “Diverse” directors, meaning, in the case of a Foreign Issuer, individuals who self-identify “as one or more of the following: Female, LGBTQ+, or an underrepresented individual based on national, racial, ethnic, indigenous, cultural, religious or linguistic identity in the country of the Company’s principal executive offices.” However, per an applicable phase-in period (Nasdaq Rule 5605(f)(5)(A)), the Company is permitted in the current year to satisfy the board diversity requirement by having, or explaining why it does not have, at least one Diverse director by the later of: (a) one year from the date of listing; or (b) the date the Company files its Form 20-F.

The information provided below (using the format prescribed for Foreign Issuers in Nasdaq Rule 5606) is based on the voluntary self-identification of each member of the Company’s Board of Directors as of September 30, 2023:

Board Diversity Matrix (as of September 30, 2023)
Country of Principal Executive Offices	Thailand
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	6	—	—

Part II Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	—
Did Not Disclose Demographic Background	—

Based on the foregoing, the Company believes it is in compliance with the Nasdaq rules concerning board diversity.

Family Relationships

There are no family relationships between any of the persons who serve as executive officers and directors of Zapp EV, except that Swin Chatsuwan and Belinda Vinke are husband and wife.

B. Compensation

Executive Officer and Board Member Compensation

The compensation for each of our executive officers comprises a base salary and certain benefits in kind, which may include equity-based compensation. Our executive officers do not currently receive cash bonuses and we have not accrued any amount for such bonuses to our executive officers.

Total cash compensation paid and benefits in kind provided to our executive officers and members of our Board of Directors for the year ended September 30, 2023 was $1,168,934. Of this total amount, $9,332 was made in pension payments and $4,567 was payable in benefits.

As part of the Business Combination, certain executive officers were granted a total of 6,837,204 Ordinary Shares, subject to specified share price criteria being met. At September 30, 2023 none of such share price criteria had been met therefore none of such shares had yet been issued to such executive officers.

Executive directors do not receive additional compensation in their capacity as Board members. Non-executive Board members are entitled to receive a combination of cash fees and equity awards. The total value payable in respect of the year ended September 30, 2023 was $418,250, which remains outstanding.

Each of our executive officers is party to a service agreement, either directly with the Company or one of its subsidiaries. The employment of the executive officers under these service agreements is for an indefinite period, but may be terminated by the employer for cause at any time without advance notice or for any other reason by giving specified prior written notice or by making a cash payment in lieu of notice, and an executive officer may terminate his or her employment at any time by giving the employer prior written notice. The service agreements with the executive officers also include confidentiality and non-disclosure provisions and non-competition and non-solicitation restrictions that apply during employment for certain periods following termination of employment.

Equity Incentives

At September 30, 2023 there was a total of 3,535,517 Zapp Electric Vehicles Group Limited Ordinary Shares underlying grants of outstanding options (including unvested options) that were held by the Company's executive officers and directors as a group, which included the following:

•
Anthony Posawatz (Chairman and Independent Director), who owns less than 1% of our outstanding Ordinary Shares on an as-converted basis, had outstanding options to purchase Ordinary Shares at an exercise price of $0.79, with a grant date of November 7, 2022 and an expiration date of September 30, 2032;
•
Swin Chatsuwan (Founder and Chief Executive Officer) had outstanding options to purchase a total of 1,995,857 Ordinary Shares at an exercise price of $0.000022, with a grant date of August 14, 2019 and an expiration date of August 13, 2029;
•
Jeremy North (President and Director) had outstanding options to purchase a total of 1,026,441 Ordinary Shares at a exercise price of $0.000022, with a grant date of October 15, 2019 and an expiration date of October 14, 2029;
•
Edouard Meylan (Non-Executive Director), who owns less than 1% of our outstanding Ordinary Shares on an as-converted basis, had outstanding options to purchase Ordinary Shares at an exercise price of $0.79, with a grant date of November 7, 2022 and an expiration date of September 30, 2032; and
•
David McIntyre (Chief Commercial Officer), who owns less than 1% of our outstanding Ordinary Shares on an as-converted basis, had outstanding options to purchase Ordinary Shares at an exercise price of $0.79, with a grant date of October 1, 2021 and an expiration date of September 30, 2031;

Subsequent to September 30, 2023, Mr. Chatsuwan exercised his options described above and the Company issued 1,995,857 Ordinary Shares to him on January 10, 2024.

The following summarizes the material terms of the options:

•
Transferability. The options are exercisable only by the option holder and are not assignable or transferable.
•
Exercise. The options are exercisable by notice in writing in whole or in part any time after they have vested.
•
Lapse. The options (or any unexercised part) will lapse and cease to be exercisable on the first to occur of the following: (i) the option is transferred, assigned, mortgaged, charged or otherwise disposed of; (ii) the date the option holder’s employment ceases (a) if the employment was terminated by reason of his misconduct; or (b) if the option is unvested on such date; (iii) expiry of the applicable period after the option holder’s death; (iv) expiry of the applicable period after a Company Event; (v) the date on which the option holder becomes bankrupt or an interim order is made because he intends to propose a voluntary arrangement to his creditors; (vi) the date on which the option holder is deprived of legal or beneficial ownership of the option; (vii) the date on which the option holder makes or proposes any scheme or arrangement in relation to his debts with his creditors; or (viii) the tenth anniversary of the option grant date.
•
Death of the option holder. Upon the death of the option holder, all of the outstanding unvested options shall immediately vest, and the option holder’s personal representative will be able to exercise the relevant options within 12 months after the date of his death.
•
Cessation of Employment. Upon cessation of the option holder’s employment by reason of (i) injury, ill-health or disability; (ii) redundancy; (iii) the transfer of the option holder’s employing entity outside the Zapp Electric Vehicles Group or (iv) any other reason apart from misconduct, the options may be exercised to the extent vested. The unvested portion of the option shall lapse on the employment cessation date.

•
Company Event. Upon the occurrence of a Company Event, the option (or any unexercised part) may be exercised during the applicable period set out in the Exchange Option Agreement. Our directors have the discretion to determine whether the Company Event will accelerate the vesting of the options.
•
Capitalization Adjustment. In the event our ordinary share capital is varied (including by way of a capitalization, rights issue, sub-division, consolidation or reduction), our directors may make adjustments (which they consider to be fair and reasonable) to (i) the number of Ordinary Shares subject to the options; and (ii) the exercise price per share of Ordinary Shares, provided that the total amount payable on the exercise of the option is not increased and the exercise price is not reduced below the nominal value of an Ordinary Share.

C. Board Practices

Board of Directors

The board of directors consists of seven directors, four of whom qualify as independent within the meaning of the Nasdaq corporate governance rules. Our articles provide for a classified board of directors, with two directors in Class I (Patricia Wilber and Patchara Rattakul), two directors in Class II (Kenneth West and Edouard Meylan) and three directors in Class III (Swin Chatsuwan, Jeremy North and Anthony Posawatz).

At our 2024 annual general meeting, the term of office of the Class I directors shall expire and Class I directors shall be eligible for election for a full term of three (3) years. At our 2025 annual general meeting, the term of office of the Class II directors shall expire and Class II directors shall be eligible for election for a full term of three (3) years. At our 2026 annual general meeting, the term of office of the Class III directors shall expire and Class III directors shall be eligible for election for a full term of three (3) years. At each succeeding annual general meeting, directors shall be elected for a full term of three (3) years to succeed the directors of the class whose terms expire at such annual general meeting. Directors hold office until the expiration of the director’s term, until a director’s successor has been duly elected and qualified or until such director’s earlier death, resignation or removal.

Board Committees

Our Board has formed the following committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Our Board may also establish from time to time other committees that it deems necessary or desirable. Members serve on these committees until their resignation or until otherwise determined by our Board.

Pursuant to the Director Nomination Agreement, for so long as the Company maintains an audit committee, compensation committee or nominating committee, and the Founder holds the requisite number of Ordinary Shares as described in the Director Nomination Agreement, such committees shall each include at least one (1) Founder Director (but only to the extent such director (A) qualifies as an Independent Director and (B) with respect to membership on the Audit Committee or Compensation Committee, meets the heightened independence requirements applicable to audit committees and compensation committees, as applicable, under applicable SEC rules and applicable Nasdaq governance rules).

Audit Committee

Our audit committee consists of Kenneth West, Anthony Posawatz and Patricia Wilber. Kenneth West serves as chairman of the audit committee and is the designated audit committee financial expert. Out audit committee is responsible for, among other things:

•
overseeing accounting and financial reporting processes;
•
ensuring compliance with legal and regulatory requirements;
•
designing and implementing an internal audit function;
•
reviewing the performance of the internal audit function and the independent auditor;
•
the appointment, compensation, retention and oversight of the independent auditors and any other registered public accounting firm that is engaged;
•
pre-approving audit and non-audit services to be provided by the independent auditor;
•
reviewing and discussing with the independent auditor all relationships the independent auditor has with the business in order to evaluate the independent auditor's continued independence;
•
reviewing and discussing with the independent auditor any audit problems or difficulties and management's response;
•
reviewing and discussing with management and the independent auditor the annual and quarterly financial statements;
•
overseeing the design and maintenance of internal controls over financial reporting and disclosure controls and procedures, as applicable;

•
reviewing and discussing with management and the independent auditor any significant risks or exposures and policies and processes with respect to risk assessment and risk management; and
•
establishing procedures for handling complaints regarding accounting, internal accounting controls and auditing matters.

Each of Kenneth West, Anthony Posawatz and Patricia Wilber qualify as independent directors under the Nasdaq corporate governance rules.

Compensation Committee

Our compensation committee consists of Kenneth West, Anthony Posawatz and Patchara Rattakul. Anthony Posawatz serves as chairperson of the compensation committee. The compensation committee is responsible for, among other things:

•
reviewing and approving the compensation paid to the Chief Executive Officer, including reviewing and approving corporate goals and objectives relevant to the compensation of the Chief Executive Officer;
•
reviewing and making recommendations to the board of directors regarding the compensation of directors and other executive officers besides the Chief Executive Officer;
•
administering equity-based compensation plans for employees and consultants; and
•
reviewing and approving or making recommendations to the board of directors regarding incentive compensation and equity-based plans and arrangements.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Patricia Wilber, Patchara Rattakul and Edouard Meylan. Patricia Wilber serves as chairperson of the nominating and corporate governance committee. The nominating and corporate governance committee is responsible for, among other things:

•
identifying and recommending nominees for election of directors;
•
overseeing the evaluation of the members of the board of directors and management;
•
reviewing environmental, social and governance strategy, initiatives, policies and risk oversight structure; and
•
developing and recommending to the board of directors a set of corporate governance guidelines.

Compensation Committee Interlocks and Insider Participation

Other than as indicated below, none of the members of the compensation committee is currently, or has been at any time, one of our officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics (“Code of Conduct”) that applies to all our employees (whether permanent or temporary), contractors, officers and directors, including our principal executive, principal financial and principal accounting officers. Our Code of Conduct is intended to meet the definition of “code of ethics” under Item 16B of Form 20-F under the Exchange Act. We intend to disclose on our Company website any amendment to, or waiver from, any provision of our Code of Conduct that applies to our Directors or executive officers to the extent required under the rules of the SEC or Nasdaq. Our Code of Conduct is available on our website at https://ir.zappev.com/. The information contained on our website is not incorporated by reference in this Annual Report.

Shareholder Communication with the Board of Directors

Shareholders and other interested parties may communicate with the board of directors, including non-management directors, by sending us a letter at 87/1 Wireless Road, 26/F Capital Tower, All Seasons Place, Lumpini, Patumwan, Bangkok 10330, Thailand for submission to the board of directors or a committee of the board or to any specific director to whom the correspondence is directed. Shareholders communicating through this means should include with the correspondence evidence, such as documentation from a brokerage firm, that the sender is a current record or beneficial shareholder. All communications received as set forth above will be opened by the Corporate Secretary or his or her designee for the sole purpose of determining whether the contents contain a message to one or more of our directors. Any contents that are not advertising materials, promotions of a product or service, patently offensive materials or matters deemed, using reasonable judgment, inappropriate for the board of directors will be forwarded promptly to the chairman of the board of directors, the appropriate committee of the board or the specific director, as applicable.

D. Employees

Our employees have significant experience working in the automotive sector, including for well-respected OEMs and automotive engineering firms. As of September 30, 2023, we had 37 full-time employees, comprising 30 employees in Thailand and 7 employees in Europe. To date, we have not experienced any work stoppages and considers our relationship with our employees to be good. Our employees are neither represented by a labor union nor subject to a collective bargaining agreement.

As of September 30, 2022, we had 22 full-time employees, comprising 18 employees in Thailand and 4 employees in Europe.

E. Share Ownership

Ownership of the Company’s Ordinary Shares by its executive officers and directors is set forth in Item 7.A of this Annual Report.

F. Action to Recover Erroneously Awarded Compensation

Pursuant to Exchange Act Rule 10D-1 and Nasdaq Rule 5608, the Company adopted on December 1, 2023 an Incentive Compensation Clawback Policy (the “Clawback Policy”) providing that the Company will recover reasonably promptly the amount of erroneously awarded incentive-based compensation in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

A true and correct copy of the Clawback Policy is filed as Exhibit 1.1 hereto.

At no time, as of September 30, 2023 or since, has the Company awarded any incentive-based compensation that could be subject to recovery under the Clawback Policy.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of Ordinary Shares as of the Closing Date by:

•
each person known by the Company to be the beneficial owner of more than 5% of Ordinary Shares;
•
each of the Company's executive officers and directors; and
•
all of the Company's executive officers and directors as a group.

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

The percentage of Zapp EV Ordinary Shares beneficially owned is computed on the basis of 59,893,327 Zapp EV Ordinary Shares issued and outstanding on February 22, 2024.

	Shares beneficially owned
Name of beneficial shareholder	Ordinary Shares	% of Ordinary Shares
Directors and Executive Officers:
Anthony Posawatz(1)	*	*
Swin Chatsuwan(1)	20,837,832	34.8%
Jeremy North(1)(2)	1,087,366	1.8%
Kenneth West(1)	*	*
Patricia Wilber(1)	*	*
Patchara Rattakul(1)	—	—
Edouard Meylan(1)	*	*
Warin Thanathawee(1)	2,720,068	4.5%
David McIntyre(1)	*	*
Kiattipong Arttachariya(1)	1,971,907	3.3%
David Sturgeon(1)	—	—
Theodore Allegaert(1)	*	*
Belinda Vinke(1)	*	*
All Directors and Executive Officers as a group	27,394,831	45.7%

*Less than 1%

(1)
The business address of each of the following individuals is c/o Zapp Electric Vehicles Group Limited, 87/1 Wireless Road – 26/F Capital Tower All Seasons Place Lumpini, Patumwan Bangkok 10330 Thailand.

(2)
For Mr North, consists of (i) 60,925 Ordinary Shares and (ii) 1,026,441 Ordinary Shares issuable upon exercise of vested options granted on August 14, 2019 with an exercise price of $0.000022 and an expiration date 10 years following the date of grant.

B. Related Party Transactions

The following is a description of certain related party transactions we have entered into since October 1, 2022 with any of our executive officers, directors or their affiliates and holders of more than 5% of our Ordinary Shares in the aggregate, which we refer to as related parties, other than the compensation arrangements which are described under “Item 6B. Directors, Senior Management and Employees – Compensation.”

On March 28, 2023 Zapp Scooters (Thailand) Company Limited entered into an Asset Sale and Purchase Agreement with Zapp Manufacturing (Thailand) Limited, an affiliate of the Company, for the transfer of certain assets to Zapp Scooters (Thailand) Company Limited in exchange for the settlement of debts owed by Zapp Manufacturing (Thailand) Limited to Zapp Scooters (Thailand) Company Limited.

On March 30, 2023 Zapp Scooters (Thailand) Company Limited entered into a Share Transfer Agreement with Swin Chatsuwan for the transfer of all of its existing shares in Zapp Manufacturing (Thailand) Limited. Swin Chatsuwan paid the Thai Bhat equivalent of $1,423 to Zapp Scooters (Thailand) Company Limited for these shares.

Zapp Scooters (Thailand) Company Limited leases property from Paragon Partners Company Limited, an entity controlled by Swin Chatsuwan. During the year to September 30, 2023 we paid an aggregate rent of $30,549 to Paragon Partners Company Limited.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

For consolidated financial statements and other financial information, see Item 18 of this Annual Report.

Legal Proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business.

Zapp UK is currently party to a civil action captioned SPAC Advisory Partners LLC v. Zapp Electric Vehicles Limited, No. 655171/2023, filed on October 19, 2023 in the Supreme Court of New York County, New York. Plaintiff’s Complaint in the action asserts claims for breach of contract, account stated and supplemental claims arising from the defendant’s alleged non-payment of $3,630,000 in fees allegedly due to plaintiff for advisory services in relation to the Business Combination. Defendant’s answer or other response to the Complaint is currently due on March 1, 2024. We believe that Zapp UK has meritorious defenses to the claims asserted in the case and intend to defend the matter vigorously. If these proceedings are determined adversely to Zapp UK, however, such outcome could have a material adverse effect on our business and financial condition.

B. Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The Company’s Ordinary Shares and Public Warrants have been listed on Nasdaq under the symbol “ZAPP” and “ZAPPW,” respectively, since May 1, 2023. Prior to that date, there was no public trading market for our Ordinary Shares or Public Warrants.

B. Plan of Distribution

Not applicable.

C. Markets

See “Item 9. The Offer and Listing – A. Offer and Listing Details” above.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

When we refer to our articles of association in this Annual Report, we refer to our Amended and Restated Memorandum and Articles of Association dated April 28, 2023, a copy of which is filed as Exhibit 1.2 to this Annual Report and incorporated by reference herein.

C. Material Contracts

Neither the Company nor any of its subsidiaries has been a party, within the two years immediately preceding this Annual Report, to a contract that is material to the Company, other than material contracts entered into in the ordinary course of business or as described in this Annual Report (including the exhibits hereto).

EXIM Revolving Loan Agreement

Zapp Scooters (Thailand) Company Limited entered into a revolving loan agreement (the “EXIM Facility”) with EXIM in September 2020 providing for the issuance of short-term letters of credit and/or trust receipts up to an aggregate amount of THB10.0 million (approximately $274,687) for the purposes of purchase orders and production orders. As of the date of this Annual Report, no amounts were outstanding under the EXIM Facility.

Director Nomination Agreement

In connection with the Merger Agreement, the Company and the Founder entered into a Director Nomination Agreement (the “Director Nomination Agreement”) pursuant to which the Founder will continue to have a right to representation on the board of directors following consummation of the Transactions. Pursuant to the Direction Nomination Agreement, the Founder will, at every meeting of the board of directors of the Company or a committee thereof, or action by written consent, at or by which directors of the Company are appointed by the board of directors of the Company or are nominated to stand for election and elected by shareholders of the Company, have the right to nominate for election to the board of directors of the Company:

(i) four (4) individuals, or such higher number of individuals as would (if duly elected) represent a bare majority of the directors then in office, at least two (2) (or such higher number as is from time to time required for compliance with the listing rules of the stock exchange on which the Shares are listed) of which would qualify as an independent director under applicable independence criteria for purposes of Nasdaq and SEC rules (“Independent Director”) and one of which would qualify to serve on the audit committee; provided, that the Founder holds in aggregate at least 80% of the number of issued and outstanding Ordinary Shares that were held by the Founder as of the closing of the Transaction, as equitably adjusted for subdivisions, share splits, consolidations, reorganizations and recapitalizations;

(ii) three (3) individuals, at least one (1) of which would qualify as an Independent Director; provided, that the Founder holds in aggregate at least 50% of the number of issued and outstanding Ordinary Shares that were held by the Founder as of the closing of the Transaction, but less than 80% of the number of issued and outstanding Ordinary Shares that were held by the Founder as of the closing of the Transaction, in each case, as equitably adjusted for subdivisions, share splits, consolidations, reorganizations and recapitalizations; or

(iii) two (2) individuals, none of which are required to qualify as an Independent Director; provided, that the Founder holds in aggregate at least 30% of the number of issued and outstanding Ordinary Shares that were held by the Founder as of the closing of the Transaction, as equitably adjusted for subdivisions, share splits, consolidations, reorganizations and recapitalizations, (the “Founder Directors” and each a “Founder Director”).

For so long as the Company maintains an Audit Committee, Compensation Committee or Nominating Committee, and the Founder holds the requisite number of Ordinary Shares as described in the Director Nomination Agreement, such committees shall each include at least one (1) Founder Director (but only to the extent such director (A) qualifies as an Independent Director and (B) with respect to membership on the Audit Committee or Compensation Committee, meets the heightened independence requirements applicable to audit committees and compensation committees, as applicable, under the SEC and within the context of the criteria applicable to the Company as established by the listing rules of the stock exchange on which the Ordinary Shares are listed).

The Director Nomination Agreement terminates: (a) on the earlier of (i) the third anniversary of the closing of the Transactions, and (ii) the first date that the Founder holds less than 30% of the number of issued and outstanding Ordinary Shares that were held by the Founder as the closing of the Transactions, as equitably adjusted for subdivisions, share splits, consolidations, reorganizations and recapitalizations, or upon the mutual written agreement of the parties there; or (b) upon mutual written agreement of the parties.

Amended and Restated Sponsor Agreement

Concurrently with the execution of the Merger Agreement, CIIG II amended and restated that certain letter agreement (the “Sponsor Agreement”), dated September 14, 2021, by and among CIIG II, CIIG Management II LLC (the “Sponsor”) and the other signatories thereto (certain of such signatories, the “Insiders”) (the “Amended and Restated Sponsor Agreement”). The following summary of the Amended and Restated Sponsor Agreement is qualified by reference to the complete text of the Amended and Restated Sponsor Agreement, a copy of which is attached as Exhibit 4.4 to this Annual Report.

Pursuant to the terms of the Amended and Restated Sponsor Agreement, among other things, the Sponsor and the Insiders agreed, (i) not to transfer (subject to certain limited exceptions) 80% of Zapp EV Ordinary Shares received by such party following conversion of the CIIG II Class B Common Stock at the Closing for a period beginning on April 28, 2023 and ending on (A) with respect to the first third of such Zapp EV Ordinary Shares, the date of the issuance of Zapp EV’s first quarterly earnings release that occurs at least 60 days after that date, (B) with respect to the second third of such Ordinary Shares, the date of the issuance of the Company’s second quarterly earnings release after that date and (C) with respect to the final third of such Ordinary Shares, the date of issuance of the Company’s third quarterly earnings release after that date, and (ii) to be bound to certain other obligations as described therein.

The Sponsor further agreed that following the Closing of the Transactions, 754,687 of Sponsor’s Ordinary Shares (the “Sponsor Earnout Shares”) will be unvested and shall vest at such time the closing price of the Ordinary Shares equals or exceeds $14.00 for any 20 trading days during a 30 consecutive trading-day period; provided that, the Sponsor Earnout Shares shall be forfeited on April 28, 2028 if the vesting condition is not met. Such forfeited Sponsor Earnout Shares shall be transferred to the Company for the purposes of equity compensation arrangements.

Investor Exchange and Support Agreement

In connection with the execution of the Merger Agreement, Zapp UK, Zapp EV, and certain shareholders of Zapp UK (each an “Investor”) entered into an Investor Exchange and Support Agreement (the “Investor Exchange and Support Agreement”). The following summary of the Investor Exchange and Support Agreement is qualified by reference to the complete text of the form of the Investor Exchange and Support Agreement, a copy of which is attached as Exhibit 4.2 to this Annual Report.

Pursuant to the terms of the Investor Exchange and Support Agreement, each Investor agreed to (iii) not transfer, subject to certain limited exceptions, 80% of the Ordinary Shares received by such Investor pursuant to the Company Exchange for a period beginning on April 28, 2023 and ending on (A) with respect to the first third of such Ordinary Shares, the date of the issuance of the Company’s first quarterly earnings release that occurs at least 60 days after that date, (B) with respect to the second third of such Ordinary Shares, the date of the issuance of the Company’s second quarterly earnings release after that date and (C) with respect to the final third of such Ordinary Shares, the date of the issuance of the Company’s third quarterly earnings release after that date.

Pursuant to the Investor Exchange and Support Agreement, certain Investors shall be entitled to receive additional Ordinary Shares subject to the closing price of the Ordinary Shares equaling or exceeding for any 20 trading days during a 30 day consecutive trading period, $12.00 per share, $14.00 per share and $16.00 per share respectively (each an “Earnout Condition”). To the extent that, prior to April 28, 2028, there is a bona fide third party transaction that results in the Ordinary Shares being converted into the right to receive cash or other consideration having a per share value equal to or excess of any Earnout Condition that has not yet been satisfied, then each Investor shall be entitled to receive such additional Ordinary Shares to which such Investor would be entitled to receive upon the satisfaction of such Earnout Condition immediately prior to the consummation of such transaction.

Management Exchange and Support Agreement

In connection with the execution of the Merger Agreement, Zapp EV, Zapp UK and certain members of Zapp UK’s management (each a “Management Shareholder”) entered into a Management Exchange and Support Agreement (the “Management Exchange and Support Agreement”). The following summary of the Management Exchange and Support Agreement is qualified by reference to the complete text of the form of the Management Exchange and Support Agreement, a copy of which is attached as Exhibit 4.3 to this Annual Report.

Pursuant to the terms of the Management Exchange and Support Agreement, each Management Shareholder has agreed to not transfer, subject to certain limited exceptions, 80% of the Ordinary Shares received by such Management Shareholder pursuant to the Company Exchange for a period beginning on April 28, 2023 and ending (A) with respect to the first third of such Ordinary Shares, April 22, 2024, (B) with respect to the second third of such Ordinary Shares, October 19, 2024 and (C) with respect to the final third of such Ordinary Shares, April 17, 2025.

Pursuant to the Management Exchange and Support Agreement, each Management Shareholder shall be entitled to receive additional Ordinary Shares subject to the closing price of the Ordinary Shares equaling or exceeding for any 20 trading days during a 30 day consecutive trading period, $12.00 per share, $14.00 per share and $16.00 per share respectively (each an “Earnout Condition”). To the extent that, prior to the fifth anniversary of the Closing Date, there is a bona fide third party transaction that results in the Ordinary Shares being converted into the right to receive cash or other consideration having a per share value equal to or excess of any Earnout Condition that has not yet been satisfied, then each Management Shareholder shall be entitled to receive such additional Ordinary Shares to which such Management Shareholder would be entitled to receive upon the satisfaction of such Earnout Condition immediately prior to the consummation of such transaction.

Registration Rights Agreement

In connection with the Closing, the Company, the Original Holders and the New Holders entered into a Registration Rights Agreement which provides customary demand and piggyback registration rights. Pursuant to the Registration Rights Agreement, the Company agreed that, within 45 calendar days after April 28, 2023, it would file with the SEC a registration statement registering the resale of certain Ordinary Shares held by the Original Holders and the New Holders, and the Company would use its reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than 90th calendar day (or 120thcalendar day if the SEC notifies it that it will “review” the registration statement) following April 28, 2023. We have not yet filed such a registration statement with the SEC.

Assignment, Assumption and Amendment Agreement

In connection with the Closing, Zapp EV, CIIG II and Continental Stock Transfer & Trust Company, as warrant agent, entered into an Assignment, Assumption and Amendment Agreement, pursuant to which, in connection with the consummation of the Business Combination, (i) each CIIG II Warrant that was outstanding immediately prior to the consummation of the Business Combination no longer represents a right to acquire shares of CIIG II Common Stock and instead represents the right to acquire the same number of Zapp EV Ordinary Shares under the same terms as set forth in the Warrant Agreement, entered into in connection with CIIG II’s initial public offering and (ii) CIIG II assigned to Zapp EV all of CIIG II’s right, title and interest in and to the existing Warrant Agreement and Zapp EV assumed, and agreed to pay, perform, satisfy and discharge in full, all of CIIG II’s liabilities and obligations under the existing Warrant Agreement arising from and after the consummation of the Business Combination.

D. Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the Cayman Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by the Company, or that may affect the remittance of dividends, interest, or other payments by the Company to holders of its ordinary shares. There is no limitation imposed by the laws of Cayman Islands or in the Company’s memorandum and articles of association on the right of to hold or vote Shares.

E. Taxation

The following summary contains a description of certain Cayman Islands and U.S. federal income tax consequences of the acquisition, ownership and disposition of our Ordinary Shares and Public Warrants (collectively “our Securities”), but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase such Securities. The summary is based upon the tax laws of and regulations thereunder and on the tax laws of the Cayman Islands and the United States and regulations thereunder as of the date hereof, which are subject to change.

Material U.S. Federal Income Tax Considerations

The following discussion is a general summary based on present law of certain U.S. federal income tax considerations relevant to U.S. Holders (as defined below) of our Securities. This discussion is not a complete description of all tax considerations that may be relevant to a U.S. Holder of our Securities; it is not a substitute for tax advice. It applies only to U.S. Holders that will hold our Securities as capital assets and use the U.S. dollar as their functional currency. In addition, it does not describe all of the U.S. federal income tax considerations that may be relevant to a U.S. Holder in light of a U.S. Holder’s particular circumstances, including U.S. Holders subject to special rules, such as banks or other financial institutions, insurance companies, tax-exempt entities, dealers, traders in securities that elect to mark-to-market, regulated investment companies, real estate investment trusts, partnerships and other pass-through entities (including S-corporations), certain former U.S. citizens and lawful permanent residents of the United States, persons liable for the alternative minimum tax, persons that directly, indirectly or constructively, own 5% or more of the total combined voting power of the Company’s Ordinary Shares or of the total value of the Company’s equity interests, investors that will hold our Securities in connection with a permanent establishment or fixed base outside the United States, or investors that will hold securities as part of a hedge, straddle, conversion, constructive sale or other integrated financial transaction. This summary also does not address U.S. federal taxes other than the income tax (such as Medicare contribution tax on net investment income, the alternative minimum tax, or estate or gift taxes) or U.S. state and local, or non-U.S. tax laws or considerations. U.S. Holders are urged to consult their own tax advisors to determine the consequences to them in light of their particular circumstances.

As used in this section, “U.S. Holder” means a beneficial owner of our Securities that is, for U.S. federal income tax purposes: (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) a trust subject to the control of one or more U.S. persons and the primary supervision of a U.S. court; or (iv) an estate the income of which is subject to U.S. federal income taxation regardless of its source.

The U.S. federal income tax treatment of a partner in a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) that holds our Securities generally will depend on the status of the partner and the activities of the partnership. Partnerships that hold our Securities should consult their own tax advisors regarding the specific U.S. federal income tax consequences to their partners of the partnership’s ownership and disposition of our Securities.

U.S. HOLDERS ARE ENCOURAGED TO SEEK ADVICE FROM THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF OWNERSHIP OF OUR SECURITIES UNDER THEIR PARTICULAR CIRCUMSTANCES AS

WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTIONS.

U.S. federal income tax consequences of U.S. Holders of Ordinary Shares and Warrants

Information Reporting and Backup Withholding

Dividends on Class A Shares and proceeds from the sale or other disposition of Class A Shares and Warrants may be reported to the IRS unless the holder is a corporation or otherwise establishes a basis for exemption. Backup withholding tax may apply to amounts subject to reporting. Backup withholding is not an additional tax and amounts withheld will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided the required information is timely furnished to the IRS. U.S. Holders should consult with their own tax advisers regarding the application of the U.S. information reporting and backup withholding rules to them in their particular circumstances. Certain non-corporate U.S. Holders are required to report information with respect to Class A Shares and Warrants not held through an account with a domestic financial institution to the IRS. U.S. Holders that fail to report required information could become subject to substantial penalties. Prospective investors are encouraged to consult with their own tax advisors about these and any other reporting obligations arising from their investment in Class A Shares or Warrants.

U.S. Holders For purpose of this discussion, a “U.S. holder” is a beneficial owner of CIIG II securities or Zapp EV Securities who or that is for U.S. federal income tax purposes:

•
an individual who is a citizen or resident of the United States;
•
a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•
an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•
a trust if (1) a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

Taxation of Distributions on Ordinary Shares

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. holder generally will be required to include in gross income the amount of any cash distribution paid on the Company’s Ordinary Shares treated as a dividend. A cash distribution on such Shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends paid will be taxable to a corporate U.S. holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations.

Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. holder’s basis in such holder’s Shares (but not below zero), and any excess will be treated as gain from the sale or exchange of such Shares as described below under “—U.S. Holders—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Ordinary Shares and Public Warrants.” The Company does not determine earnings and profits in accordance with U.S. federal income tax principles. Therefore, U.S. holders should expect that a distribution will generally be treated as a dividend.

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” any dividends received by a U.S. holder (including any withheld taxes) will be includable in such U.S. holder’s gross income as ordinary income on the day actually or constructively received by such U.S. holder. Such dividends received by a non-corporate U.S. holder will not be eligible for the dividends received deduction allowed to corporations under the Code. With respect to non-corporate U.S. holders, certain dividends, referred to as “qualified dividend income,” received from a “qualified foreign corporation” may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. A foreign corporation is also treated as a “qualified foreign corporation” with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. The U.S. Treasury Department guidance indicates that our Ordinary Shares, which are listed on the Nasdaq, are considered to be readily tradable on an established securities market in the United States. There can be no assurance, however, that our Ordinary Shares will be considered readily tradable on an established securities market in later years or that we will be eligible for the benefits of such a treaty. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. U.S. holders should consult their own tax advisors regarding the application of these rules to their particular circumstances.

Non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from the Company if it is a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year (see “—Passive Foreign Investment Company Rules” below) or if the Company is treated as a surrogate foreign corporation.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Ordinary Shares and Public Warrants

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” upon a sale or other taxable disposition of our Ordinary Shares or Public Warrants, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. holder’s adjusted tax basis in the Ordinary Shares or Public Warrants.

Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the Ordinary Shares or Public Warrants so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Generally, the amount of gain or loss recognized by a U.S. holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. holder’s adjusted tax basis in its Ordinary Shares or Public Warrants so disposed of.

Exercise or Lapse of a Public Warrant

Except as discussed below with respect to the cashless exercise of a Public Warrant, a U.S. holder generally will not recognize gain or loss upon the acquisition of an Ordinary Share on the exercise of Public Warrant for cash. A U.S. holder’s tax basis in an Ordinary Share received upon exercise of the Public Warrant generally will be an amount equal to the sum of the U.S. holder’s tax basis in the Public Warrant exchanged therefor and the exercise price. The U.S. holder’s holding period for an Ordinary Share received upon exercise of the Public Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Public Warrant and will not include the period during which the U.S. holder held the Public Warrant. If a Public Warrant is allowed to lapse unexercised, a U.S. holder generally will recognize a capital loss equal to such holder’s tax basis in such Public Warrant.

The tax consequences of a cashless exercise of a Public Warrant are not clear under current tax law. A cashless exercise may be tax-free, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. holder’s basis in the Ordinary Shares received would equal the holder’s basis in the Public Warrants exercised therefore. If the cashless exercise were treated as not being a gain realization event, a U.S. holder’s holding period in the Ordinary Shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the Public Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the Ordinary Shares would include the holding period of the Public Warrants exercised therefore. It is also possible that a cashless exercise of a Public Warrant could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. holder would recognize gain or loss with respect to the portion of the exercised Public Warrants treated as converted to pay the exercise price of the Public Warrants (the “Converted Warrants”). The U.S. holder would recognize capital gain or loss with respect to the Converted Warrants in an amount generally equal to the difference between (i) the fair market value of the Ordinary Shares that would have been received with respect to the Converted Warrants in a regular exercise of the Public Warrants and (ii) the sum of the U.S. holder’s tax basis in the Converted Warrants and the aggregate cash exercise price of such Warrants (if they had been exercised in a regular exercise). In this case, a U.S. holder’s tax basis in the Ordinary Shares received would equal the U.S. holder’s tax basis in the Public Warrants exercised plus (or minus) the gain (or loss) recognized with respect to the Converted Warrants. A U.S. holder’s holding period for the Ordinary Shares would commence on the date following the date of exercise (or possibly the date of exercise) of the Public Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of Public Warrants, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. holders should consult their tax advisors regarding the tax consequences of a cashless exercise of Public Warrants.

Possible Constructive Distributions

The terms of each Zapp EV Public Warrant provide for an adjustment to the number of Ordinary Shares for which the Public Warrant may be exercised or to the exercise price of the Public Warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. holder of a Public Warrant would, however, be treated as receiving a constructive distribution from the Company if, for example, the adjustment increases the holder’s proportionate interest in the Company’s assets or earnings and profits (e.g., through an increase in the number of Ordinary Shares that would be obtained upon exercise of such Public Warrant) as a result of a distribution of cash or other property to the holders of the Ordinary Shares which is taxable to the U.S. holders of such Shares as described under “—Taxation of Distributions” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. holder of such Public Warrant received a cash distribution from us equal to the fair market value of such increased interest.

Passive Foreign Investment Company Rules

Generally. The treatment of U.S. holders of our Securities could be materially different from that described above if we are treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. A PFIC is any non-U.S. corporation with respect to which either: (i) 75% or more of the gross income for a taxable year constitutes passive income for purposes of the PFIC rules, or (ii) 50% or more of such non-U.S. corporation’s assets in any taxable year (generally based on the quarterly average of the value of its assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. The determination of whether a non-U.S. corporation is a PFIC is based upon the composition of such non-U.S. corporation’s income and assets (including, among others, its proportionate share of the income and assets of any other corporation in which it owns, directly or indirectly, 25% (by value) of the stock), and the nature of such non-U.S. corporation’s activities. A separate determination must be made after the close of each taxable year as to whether a non-U.S. corporation was a PFIC for that year. Once a non-U.S. corporation qualifies as a PFIC it is, with respect to a shareholder or warrant holder during the time it qualifies as a PFIC, and subject to certain exceptions, always treated as a PFIC with respect to such shareholder or warrant holder, regardless of whether it satisfied either of the qualification tests in subsequent years.

The Company believes it will not be a PFIC once it commences generating revenue through the sale of motorcycles; however, we believe we were classified as a PFIC in certain taxable years prior to that, including the taxable year that included the Business Combination. Based on the composition of our income and assets (including goodwill), we may be classified as a PFIC in the foreseeable future. The tests for determining PFIC status are applied annually after the close of the taxable year, and it is difficult to predict accurately future income and assets relevant to this determination. The fair market value of our assets is expected to depend, in part, upon (a) the market value of our Ordinary Shares, and (b) the composition of our assets and income. Further, because the Company may value its goodwill based on the market value of our Ordinary Shares, a decrease in the market value of our Ordinary Shares and/or an increase in cash or other passive assets) would increase the relative percentage of its passive assets. The application of the PFIC rules is subject to significant factual and legal uncertainties in several respects and, therefore, no assurances can be provided that the Company is not or will not be (or that the IRS will not assert that the Company is) a PFIC for any future taxable year. U.S. holders should consult their tax advisors regarding the effect, if any, of these rules on the ownership of our Ordinary Shares or Public Warrants.

If the Company is or becomes a PFIC during any year in which a U.S. holder holds our Ordinary Shares or Public Warrants, there are three separate taxation regimes that could apply to such U.S. holder under the PFIC rules, which are the (i) excess distribution regime (which is the default regime), (ii) QEF regime, and (iii) mark-to-market regime. A U.S. holder who holds (actually or constructively) stock in a non-U.S. corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of these three regimes. The effect of the PFIC rules on a U.S. holder will depend upon which of these regimes applies to such U.S. holder. However, dividends paid by a corporation that is a PFIC, or a corporation that was a PFIC in the taxable year preceding the year in which the dividend is paid, are generally not eligible for the lower rates of taxation applicable to qualified dividend income (“QDI”) under any of the foregoing regimes.

Excess Distribution Regime. If you do not make a QEF election or a mark-to-market election, as described below, you will be subject to the default “excess distribution regime” under the PFIC rules with respect to (i) any gain realized on a sale or other disposition (including a pledge) of your Ordinary Shares, and (ii) any “excess distribution” you receive on your Ordinary Shares (generally, any distributions in excess of 125% of the average of the annual distributions on Ordinary Shares during the preceding three years or your holding period, whichever is shorter). Generally, under this excess distribution regime:

•
the gain or excess distribution will be allocated ratably over the period during which you held your Ordinary Shares;
•
the amount allocated to the current taxable year, will be treated as ordinary income; and
•
the amount allocated to prior taxable years will be subject to the highest tax rate in effect for that taxable year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution will be payable generally without regard to offsets from deductions, losses and expenses. In addition, gains (but not losses) realized on the sale of your Ordinary Shares cannot be treated as capital gains, even if you hold the Shares as capital assets. Further, no portion of any distribution will be treated as QDI.

QEF Regime. A QEF election is effective for the taxable year for which the election is made and all subsequent taxable years and may not be revoked without the consent of the IRS. If a U.S. holder makes a timely QEF election with respect to its direct or indirect interest in a PFIC, the U.S. holder will be required to include in income each year a portion of the ordinary earnings and net capital gains of the PFIC as QEF income inclusions, even if amount is not distributed to the U.S. holder. Thus, the U.S. holder may be required to report taxable income as a result of QEF income inclusions without corresponding receipts of cash. Shareholders that are U.S. holders subject to U.S. federal income tax should not expect that they will receive cash distributions from us sufficient to cover their respective U.S. tax liability with respect to such QEF income inclusions. In addition, under current tax law U.S. holders of Public Warrants will not be able to make a QEF election with respect to their warrants.

The timely QEF election also allows the electing U.S. holder to: (i) generally treat any gain recognized on the disposition of its shares of the PFIC as capital gain; (ii) treat its share of the PFIC’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on its share of PFIC’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge on the deferred tax computed by using the statutory rate of interest applicable to an extension of time for payment of tax. In addition, net losses (if any) of a PFIC will not pass through to our shareholders and may not be carried back or forward in computing such PFIC’s ordinary earnings and net capital gain in other taxable years. Consequently, a U.S. holder may over time be taxed on amounts that as an economic matter exceed our net profits.

A U.S. holder’s tax basis in our Ordinary Shares will be increased to reflect QEF income inclusions and will be decreased to reflect distributions of amounts previously included in income as QEF income inclusions. No portion of the QEF income inclusions attributable to ordinary income will be treated as QDI. Amounts included as QEF income inclusions with respect to direct and indirect investments generally will not be taxed again when distributed. You should consult your tax advisors as to the manner in which QEF income inclusions may affect your allocable share of our income and your basis in your Ordinary Shares.

In order to comply with the requirements of a QEF election, a U.S. holder must receive certain information from the Company. If the Company determines that it is a PFIC for any taxable year, it will endeavor to provide all of the information that a U.S. holder making a QEF election is required to obtain to make and maintain a QEF election upon request, but there is no assurance that the Company will timely provide such information. There is also no assurance that the Company will have timely knowledge of its status as a PFIC in the future or of the required information to be provided. In addition, if Zapp EV holds an interest in a lower-tier PFIC (including, without limitation, in any PFIC subsidiaries), U.S. holders will generally be subject to the PFIC rules described above with respect to any such lower-tier PFICs. There can be no assurance that a portfolio company or subsidiary in which we hold an interest will not qualify as a PFIC, or that a PFIC in which the Company holds an interest will provide the information necessary for a QEF election to be made by a U.S. holder (in particular if the Company does not control that PFIC).

Mark-to-Market Regime. Alternatively, a U.S. holder may make an election to mark marketable shares in a PFIC to market on an annual basis. PFIC shares generally are marketable if: (i) they are “regularly traded” on a national securities exchange that is registered with the Securities Exchange Commission or on the national market system established under Section 11A of the Securities and Exchange Act of 1934; or (ii) they are “regularly traded” on any exchange or market that the Treasury Department determines to have rules sufficient to ensure that the market price accurately represents the fair market value of the shares. Our Ordinary Shares, which are listed on Nasdaq, qualify as marketable shares for the PFIC rules purposes, but there can be no assurance that our Shares will be “regularly traded” for purposes of these rules. Pursuant to such an election, you would include in each year as ordinary income the excess, if any, of the fair market value of such Shares over your adjusted basis at the end of the taxable year. You may treat as ordinary loss any excess of the adjusted basis of the Shares over its fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the election in prior years. A U.S. holder’s adjusted tax basis in the PFIC shares will be increased to reflect any amounts included in income, and decreased to reflect any amounts deducted, as a result of a mark-to-market election. Any gain recognized on a disposition of our Ordinary Shares will be treated as ordinary income and any loss will be treated as ordinary loss (but only to the extent of the net amount of income previously included as a result of a mark-to-market election). A mark-to-market election only applies for the taxable year in which the election was made, and for each subsequent taxable year, unless the PFIC shares ceased to be marketable or the IRS consents to the revocation of the election. U.S. holders should also be aware that the Code and the Treasury Regulations do not allow a mark-to-market election with respect to stock of lower-tier PFICs that is non-marketable. There is also no provision in the Code, Treasury Regulations or other published authority that specifically provides that a mark-to-market election with respect to the stock of a publicly-traded holding company (such as the Company) effectively exempts stock of any lower-tier PFICs from the negative tax consequences arising from the general PFIC rules. We advise you to consult your own tax advisor to determine whether the mark-to-market tax election is available to you and the consequences resulting from such election. In addition, under current tax law U.S. holders of our Public Warrants will not be able to make a mark-to-market election with respect to their warrants.

PFIC Reporting Requirements. A U.S. holder of our Ordinary Shares is required to file an annual report on IRS Form 8621 containing such information with respect to its interest in a PFIC as the IRS may require. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in the U.S. holder’s taxable years being open to audit by the IRS until such Forms are properly filed.

Additional Reporting Requirements

Certain U.S. holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar thresholds are required to report information to the IRS relating to our Securities, subject to certain exceptions (including an exception for Securities held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938 to their tax return, for each year in which they hold our Securities. Substantial penalties apply to any failure to file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not willful neglect. Also, in the event a U.S. holder does not file IRS Form 8938 or fails to report a specified foreign financial asset that is required to be reported, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. holder for the related taxable year may not close before the date which is three years after the date on which the required information is filed. U.S. holders should consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of our Securities.

Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares or Public Warrants may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. holder’s U.S. federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Following the Effective Date, CIIG II will prepare and file in accordance with Treasury Regulations (including by posting a copy on the investor relations section of its website) an IRS Form 8937 with respect to the Business Combination. It is anticipated that information regarding the qualification of the Business Combination as part of an overall exchange described in Section 351(a) of the Code will be made available on such Form 8937 following the consummation of the Business Combination.

A non-U.S. holder will not be subject to U.S. backup withholding if it provides a certification of exempt status (on an appropriate IRS Form W-8 or an applicable substitute form). Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner. The IRS may impose a penalty upon any taxpayer that fails to provide the correct taxpayer identification number.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR U.S. HOLDER. EACH U.S. HOLDER OF ORDINARY SHARES OR PUBLIC WARRANTS IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF OWNING AND DISPOSING OF ORDINARY SHARES AND PUBLIC WARRANTS IN LIGHT OF SUCH U.S. HOLDER’S OWN CIRCUMSTANCES INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS.

Cayman Islands Tax Considerations in Relation to the Holding of our Ordinary Shares

The following is a discussion of certain Cayman Islands income tax consequences of an investment in our securities. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws:

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently has no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of our Ordinary Shares or Public Warrants or on an instrument of transfer in respect of such securities.

We have been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has obtained undertakings from the Governor in Cabinet of the Cayman Islands in the following form:

The Tax Concessions Act

Undertaking as to Tax Concessions

In accordance with the Tax Concessions Act (as amended) of the Cayman Islands the following undertaking is hereby given to the Company:

(a) That no law which is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

(b) In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable

(i) on or in respect of the shares debentures or other obligations of the Company; or

(ii) by way of the withholding in whole or part of any relevant payment as defined in the Tax Concessions Act.

These concessions shall be for a period of THIRTY years from the 18th day of November 2022.

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands.

F. Dividends and Paying Agents

The Company intends to retain its earnings for use in business operations and, accordingly, it is not anticipated that the Company’s board of directors will declare dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of the Company’s board of directors and will depend on the Company’s financial condition, results of operations, capital requirements and future agreements and financing instruments, business prospects and such other factors as the board of directors deems relevant. The Company does not currently have a paying agent.

G. Statement by Experts

Not applicable.

H. Documents on Display

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, it is required to file with the SEC an Annual Report on Form 20-F, such as this report, containing financial statements audited by an independent accounting firm. The SEC also maintains a website at www.sec.gov that provides access to reports and other information that the Company files with or furnishes electronically to the SEC.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of our business. These risks primarily include credit risk, liquidity risk, foreign currency risk and interest rate risk. See Note 21 - Financial instruments to our audited consolidated financial statements included elsewhere in this Annual Report for further details.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Each Zapp EV Public Warrant is exercisable to purchase one Zapp EV Ordinary Share and only whole warrants are exercisable. The exercise price of the Zapp EV Public Warrants is $11.50 per share, subject to adjustment as described in the Warrant Agreement. A Zapp EV Public Warrant is exerciseable until April 28, 2028, or earlier upon redemption or liquidation.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief

Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Based upon that evaluation, our management has concluded that, as of September 30, 2023, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

B. Management’s Report on Internal Control over Financial Reporting

This annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly listed public companies.

C. Attestation Report of Registered Public Accounting Firm

This annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

D. Changes in Internal Control Over Financial Reporting

During the period covered by this annual report on Form 20-F, there were no changes in our internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Kenneth West serves as the audit committee financial expert.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics (“Code of Conduct”) that applies to all our employees (whether permanent or temporary), contractors, officers and directors, including our principal executive, principal financial and principal accounting officers. Our Code of Conduct is intended to meet the definition of “code of ethics” under Item 16B of Form 20-F under the Exchange Act. We intend to disclose on our website any amendment to, or waiver from, a provision of our Code of Conduct that applies to our Directors or executive officers to the extent required under the rules of the SEC or Nasdaq. Our Code of Conduct is available on our website at https://ir.zappev.com/. The information accessible via our website is not incorporated by reference in this Annual Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents aggregate fees billed to us for professional services rendered by our independent registered public accounting firm, PKF Littlejohn LLP (London, United Kingdom, Auditor Firm ID: 2814), for the fiscal years ended September 30, 2023 and September 30, 2022.

		Year Ended September 30,
(in USD)	Notes	2023	2022
Audit fees(1)		206,000	319,000
Tax fees		—	—
Other fees		—	—
		206,000	319,000

(1)Audit fees in 2022 include amounts charged in relation to the audit of two years of financial information required for inclusion in our registration statement filed as part of the Business Combination.

Audit Fees

Audit Fees consist of fees for the audit of the consolidated financial statements of the Company and the financial statements of Zapp UK.

Tax Fees

No tax fees were paid to our independent auditor during the year ended September 30, 2023.

Other Fees

No other fees were paid to our independent auditor during the year ended September 30, 2023.

Audit Committee Pre-Approval

Our audit committee pre-approves auditing services and permitted non-audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to certain de minimis exceptions provided by law or regulation). Audit committee pre-approval of audit and non-audit services is not required if the engagement for the services is entered into pursuant to pre-approval policies and procedures established by the audit committee. There were no services approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act). The Nasdaq rules provide that foreign private issuers may follow home country practice in lieu of the corporate governance requirements of the Nasdaq Stock Market LLC, subject to certain exceptions and requirements and except to the extent that such exemptions would be contrary to U.S. federal securities laws and regulations. The significant difference between our corporate governance practices and those followed by domestic companies under the Nasdaq rules is that shareholder approval will not be required for the establishment of, amendment of or grants pursuant to equity-based compensation plans. We have otherwise followed and intend to continue to follow the applicable corporate governance standards under the Nasdaq rules.

As a result of our current and potential future reliance on the corporate governance exemptions available to foreign private issuers, holders of our Shares will not enjoy the same protections afforded to shareholders of companies that are subject to all of Nasdaq corporate governance requirements.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-29 of this Annual Report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit no.	Description
1.1*	Zapp EV Incentive-based Compensation Clawback Policy, adopted December 1, 2023.
1.2

Amended and Restated Memorandum and Articles of Association of Zapp Electric Vehicles Group Limited (incorporated by reference to Exhibit 1.1 to Zapp Electric Vehicles Limited’s Shell Company report on Form 20-F (File No. 001-41693), filed with the SEC on May 4, 2023).

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

4.6

Director Nomination Agreement, dated April 28, 2023, by and between Zapp Electric Vehicles Group Limited and Swin Chatsuwan (incorporated by reference to Exhibit 4.6 of the Company's Shell Company Report on Form 20-F (File No. 001-41693), filed with the SEC on May 4, 2023).

4.7

Form of Indemnification Agreement between Zapp Electric Vehicles Group Limited and each executive officer and director of Zapp Electric Vehicles Group Limited (incorporated by reference to Exhibit 4.7 of the Company's Shell Company Report on Form 20-F (File No. 001-41693), filed with the SEC on May 4, 2023).

4.8##

Nomination Letter, dated September 11, 2022, between Zapp Scooters (Thailand) Co., Ltd. and Summit Laemchabang Auto Body Work Co., Ltd (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-4 (File No. 333-268857), filed with the SEC on March 13, 2023).

4.9

Novation, Assumption and Amendment Agreement, dated April 28, 2023, between Zapp Electric Vehicles Limited, Zapp Electric Vehicles Group Limited, Michael Joseph and CIIG Capital Partners II, Inc. (incorporated by reference to Exhibit 4.9 of the Company's Shell Company Report on Form 20-F (File No. 001-41693), filed with the SEC on May 4, 2023).

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

4.13	Form of Forward Purchase Agreement (incorporated by reference to Exhibit 10.1 to CIIG Capital Partners II, Inc.’s Form 8-K (File No. 001-40802), filed with the SEC on April 26, 2023).
4.14	Form of Promissory Note (incorporated by reference to Exhibit 10.1 to Zapp Electric Vehicles Group Limited’s Form 6-K (File No. 333-268857), furnished to the SEC on April 18, 2023).
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

4.18

Standby Equity Purchase Agreement, dated February 10, 2024, between Zapp Electric Vehicles Group Limited and YA II PN, Ltd. (incorporated by reference to Exhibit 99.1 to Zapp Electric Vehicles Group Limited’s Form 6-K (File No. 001,41693), furnished to the SEC on February 14, 2024).

8.1*	List of Subsidiaries of Zapp Electric Vehicles Group Limited
12.1*	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1*	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350.
13.2*	Certification of the Principal Financial Officer pursuant to 18 U.S.C. 1350.
15.1*	Consent of PKF Littlejohn LLP, independent public accounting firm.
101.INS*	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover page formatted as Inline XBRL and contained in Exhibit 101

*	Filed herewith
#	Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but will be furnished supplementally to the SEC upon request.
##	Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

ZAPP ELECTRIC VEHICLES GROUP LIMITED

Date: February 26, 2024	By:	/s/ Swin Chatsuwan
	Name:	Swin Chatsuwan
	Title:	Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Zapp Electric Vehicles Group Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial positions of Zapp Electric Vehicles Group Ltd and its subsidiaries (the "Company") as of September 30, 2023 and 2022, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the two years in the period ended September 30, 2023, and the related notes (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2023 in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2.8 to the financial statements, the Company has accumulated deficit, has suffered net losses and has had net cash used in operating activities during the year ended September 30, 2023. As of September 30, 2023, the Company had cash and cash equivalents of $0.8 million while the trade and other payables amounted to $ 19.9 million. The Company has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans concerning these matters are also described in Note 2.8. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PKF Littlejohn LLP

London, United Kingdom

February 26, 2024

We have served as the Company's auditor since 2022.

PCAOB ID No. 2814

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

		For the Year Ended September 30,
(in USD)	Notes	2023	2022
Revenue		—	—
Cost of sales		—	—
Gross profit		—	—
Selling and distribution expenses	4	(1,425,334)	(423,123)
General and administrative expenses	4	(6,372,718)	(3,187,006)
Operating loss		(7,798,052)	(3,610,129)
Finance income	5	9,292	2,693
Finance expense	5	(561,005)	(305,483)
Other (expenses) / income	7	(213,747,726)	335,329
Loss before tax		(222,097,491)	(3,577,590)
Income tax	8	—	—
Loss for the year		(222,097,491)	(3,577,590)
Earnings per share
Basic and diluted earnings per share	10	(4.65)	(0.09)

		For the Year Ended September 30,
(in USD)	Notes	2023	2022
Loss for the year		(222,097,491)	(3,577,590)
Other comprehensive loss
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences		(24,402)	(245,632)
Other comprehensive loss for the year, net of tax		(24,402)	(245,632)
Total comprehensive loss for the year		(222,121,893)	(3,823,222)

The notes on pages F-7 to F-29 form part of these financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in USD)	Notes	September 30, 2023	September 30, 2022
Assets
Current assets
Cash and cash equivalents		823,223	1,963,087
Inventory	14	566,226	111,734
Trade and other receivables	15	1,261,700	195,188
Total current assets		2,651,149	2,270,009
Non-current assets
Investment in associate	13	—	—
Property, plant and equipment	11	590,795	480,657
Right-of-use assets	18	359,057	323,224
Intangible assets	12	1,042,880	1,018,878
Loans receivable - non-current		—	21,407
Derivative assets - non-current	21	2,660,568	—
Other non-current assets		37,374	111,233
Total non-current assets		4,690,674	1,955,399
Total assets		7,341,823	4,225,408
Liabilities and Equity
Current liabilities
Trade and other payables	16	19,884,517	905,132
Loans and borrowings - current	17	3,713,717	12,490
Lease liabilities - current	18	99,961	61,743
Derivative liabilities - current	21	—	323,864
Total current liabilities		23,698,195	1,303,229
Non-current liabilities
Loans and borrowings - non-current	17	1,022,866	34,871
Lease liabilities - non-current	18	296,773	271,073
Derivative liabilities - non-current	21	603,028	—
Other non-current liabilities		158,578	103,795
Total non-current liabilities		2,081,245	409,739
Total liabilities		25,779,440	1,712,968
Equity
Share capital	19	5,790	940
Share premium	19	120,966,057	8,994,292
Merger reserve		12,838,970	—
Share option reserve		77,315,847	1,300,373
Foreign currency translation reserve		(263,227)	(238,825)
Equity accounted warrants		345,218	—
Accumulated deficit		(229,646,272)	(7,544,340)
Total equity		(18,437,617)	2,512,440
Total liabilities and equity		7,341,823	4,225,408

The notes on pages F-7 to F-29 form part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in USD)	Share capital	Share premium	Accumulated deficit	Share option reserve	Equity accounted warrants	Merger reserve	Foreign currency translation reserve	Total
At October 1, 2021	841	2,797,342	(3,966,750)	938,009	—	—	6,807	(223,751)
Comprehensive loss for the year
Profit for the year	—	—	(3,577,590)	—	—	—	—	(3,577,590)
Other comprehensive loss	—	—	—	—	—	—	(245,632)	(245,632)
Contributions by and distributions to owners
Shares issued for cash	72	5,155,472	—	—	—	—	—	5,155,544
Conversion from convertible loan note	26	919,944	—	—	—	—	—	919,970
Shares issued to employee	1	121,534	—	—	—	—	—	121,535
Share-based payments	—	—	—	362,364	—	—	—	362,364
At September 30, 2022	940	8,994,292	(7,544,340)	1,300,373	—	—	(238,825)	2,512,440

Comprehensive loss for the year
Loss for the year	—	—	(222,097,491)	—	—	—	—	(222,097,491)
Other comprehensive loss	—	—	—	—	—	—	(24,402)	(24,402)
Contributions by and distributions to owners
Conversion from convertible loan note	190	6,296,247	—	—	—	—	—	6,296,437
Loss on disposal of affiliate	—	—	(4,441)	—	—	—	—	(4,441)
Recapitalization at the Business Combination	4,417	103,732,715	—	—	345,218	12,838,970	—	116,921,320
Shares issued under FPA agreement	243	1,942,803	—	—	—	—	—	1,943,046
Share-based payments	—	—	—	76,015,474	—	—	—	76,015,474
At September 30, 2023	5,790	120,966,057	(229,646,272)	77,315,847	345,218	12,838,970	(263,227)	(18,437,617)

The notes on pages F-7 to F-29 form part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Notes	For the Year Ended September 30,
(in USD)		2023	2022
Cash flows from operating activities
Loss for the year		(222,097,491)	(3,577,590)
Adjustment for:
Depreciation of property, plant and equipment and right-of-use assets		287,800	114,042
Impairment of property, plant and equipment and right-of-use assets		40,599	—
Amortization of intangible assets		136,489	135,045
Equity-settled share-based payment charge		70,892,497	362,364
Equity-settled bonus payment		—	121,535
Fair value movements		46,477,209	62,687
Foreign exchange movements		96,548	(182,583)
Share-based payment charge on acquisition of CIIG II		81,551,286	—
Professional fees in association with the Business Combination		15,992,016	—
Loss on early termination of leases		(11,309)	—
Loss on disposal of shares in affiliates		(1,423)	—
Finance income		(9,292)	(2,693)
Finance expense		560,009	305,483
		(6,085,062)	(2,661,710)
Changes in:
- Inventories		(572,083)	(90,674)
- Trade and other receivables		(586,560)	(134,659)
- Other non-current assets		73,520	(111,110)
- Trade and other payables		611,064	162,890
- Other non-current liabilities		53,698	32,404
Cash generation from operating activities		(6,505,423)	(2,802,859)
Income tax paid		—	—
Net cash used in operating activities		(6,505,423)	(2,802,859)
Cash flows from investing activities
Acquisition of property, plant and equipment		(173,335)	(633,102)
Acquisition of intangible assets		(123,662)	(65,668)
Loan to related parties		1,834	(15,416)
Interest received		9,292	2,693
Restricted cash		—	245,247
Net cash used in investing activities		(285,871)	(466,246)
Cash flows from financing activities
Drawdown of loans		7,579,105	—
Repayment of loans		(84,606)	(12,695)
Payment of lease liabilities		(109,974)	(33,883)
Proceeds from issuance of shares		—	5,155,544
Professional fees in association with the Business Combination		(1,680,440)	—
Interest paid		(55,248)	(38,985)
Net cash from financing activities		5,648,837	5,069,981
Net (decrease) / increase in cash and cash equivalents		(1,142,457)	1,800,876
Cash and cash equivalents at October 1, 2022 and 2021		1,963,087	159,723
Effect of exchange rate fluctuations on cash held		2,593	2,488
Cash and cash equivalents at September 30, 2023 and 2022		823,223	1,963,087

The notes on pages F-7 to F-29 form part of these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended September 30, 2023

1. Reporting entity

Zapp Electric Vehicles Group Ltd (the “Company” or "Zapp EV") is an exempted company incorporated under the laws of the Cayman Islands on November 15, 2022. The Company’s registered office is at 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands. The Company’s principal executive office is at 87/1 Wireless Road, 26/F Capital Tower, All Seasons Place, Lumpini, Patumwan, Bangkok 10330, Thailand. The Group’s principal activity is the design, manufacture and sale of electric vehicles.

The financial statements incorporate the accounts of the Company and entities controlled by the Company (“its subsidiaries”). The term “Group” means, subsequent to closing of the Business Combination, Zapp Electric Vehicles Group Ltd and its subsidiaries.

The Business Combination

On April 28, 2023 , Zapp Electric Vehicles Group Ltd, an exempted company incorporated with limited liability under the laws of the Cayman Islands, consummated the business combination pursuant to the Agreement and Plan of Merger, dated as of November 22, 2022 (the “Merger Agreement”), by and among Zapp EV, CIIG Capital Partners II, Inc. (“CIIG II”), Zapp Electric Vehicles Limited, a private company limited by shares registered in England and Wales (“Zapp UK”) and Zapp Electric Vehicles, Inc., a Delaware corporation and direct, wholly owned subsidiary of Zapp EV (“Merger Sub”).

The Merger Agreement provided that the parties thereto would enter into a business combination transaction (the “Business Combination”) pursuant to which, among other things, (i) the shareholders of Zapp UK transferred their respective ordinary shares of Zapp UK to Zapp EV in exchange for ordinary shares of Zapp EV (“Zapp EV Ordinary Shares”, and such exchange, the “Company Exchange”); and (ii) immediately following the Company Exchange, Merger Sub merged with and into CIIG II, with CIIG II being the surviving corporation in the merger (the “Merger”), and each outstanding share of common stock of CIIG II (other than certain excluded shares) would convert into the right to receive one Zapp EV Ordinary Share.

Upon the consummation of the Business Combination: (i) the shareholders of Zapp UK transferred their respective ordinary shares of Zapp UK to Zapp EV in exchange for 41,296,259 Zapp EV Ordinary Shares pursuant to the Company Exchange, (ii) $6.1 million in aggregate principal amount of Zapp UK’s senior unsecured convertible loan notes due 2025 (the “Zapp UK Convertible Loan Notes”) were automatically redeemed at the principal amount by conversion into ordinary shares of Zapp UK, which were then transferred to Zapp EV in exchange for 871,428 Zapp EV Ordinary Shares; (iii) all Zapp UK options, whether vested or unvested, were released and cancelled by holders of Zapp UK options in exchange for 4,410,844 options to purchase Zapp EV Ordinary Shares (“Zapp EV Exchange Options”), of which 4,082,240 Zapp EV Exchange Options were fully vested upon the consummation of the Business Combination; (iv) the 6,000,000 Zapp UK warrants issued to Michael Joseph to purchase 6,000,000 ordinary shares of Zapp UK ceased to be warrants with respect to ordinary shares of Zapp UK and were assumed by Zapp EV and converted into 3,412,469 fully vested warrants to purchase Zapp EV Ordinary Shares (“Zapp EV Exchange Warrants”); (v) all shares of CIIG II Class A common stock, par value $0.0001 per share, and CIIG II Class B common stock, par value $0.0001 per share, were cancelled and automatically deemed to represent the right to receive 28,750,000 Zapp EV Ordinary Shares and 7,187,500 Zapp EV Ordinary Shares (of which 754,687 Zapp EV Ordinary Shares are unvested and subject to certain vesting conditions), respectively; and (vi) each CIIG II warrant was modified to provide that such warrant no longer entitles the holder thereof to purchase the number of shares of CIIG II’s common stock set forth therein and in substitution thereof such warrant would entitle the holder to acquire the same number of Zapp EV Ordinary Shares per warrant on the same terms (“Zapp EV Public Warrants”).

Upon consummation of the Business Combination, Zapp EV Ordinary Shares and Zapp EV Public Warrants commenced trading on The Nasdaq Stock Market LLC, or “Nasdaq”, under the symbols “ZAPP” and “ZAPPW,” respectively.

As the Company Exchange constituted a common control transaction, the consolidated financial statements are prepared as a continuation of the financial statements of Zapp UK, the accounting acquirer, with a recapitalization to reflect the capital structure of Zapp EV. The comparatives are based on the operations of Zapp UK prior to the Transaction.

As CIIG II does not constitute a business under the definitions of IFRS 3 Business Combinations, the Merger has been classified as a reverse acquisition and falls within the scope of IFRS 2 Share-based payment, with the issuance of shares to legacy CIIG II shareholders being treated as a share-based payment in exchange for the acquisition of the net assets of CIIG II by Zapp EV.

2. Significant accounting policies

2.1.
Basis of preparation

These consolidated financial statements have been prepared in accordance with international accounting standards in conformity with the requirements of IFRS. They were authorized for issue by the Company’s Board of Directors on February 23, 2024.

Details of the Group’s accounting policies are included in Note 3.

In preparing these financial statements, management has made judgments, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively. The areas where judgments and estimates have been made in preparing the financial statements and their effect are disclosed in Note 2.7.

2.2.
Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries after the elimination of intercompany accounts and transactions. Entities in which we hold less than a majority voting interest but over which we have the ability to exercise significant influence are accounted for using the equity method.

a)
Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies.

b)
Interests in equity-accounted investees

An affiliate is an entity in which the Group has significant influence, but not control or joint control, over the financial and operating policies.

Interests in affiliates are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Group’s share of the profit or loss and other comprehensive income of equity-accounted investees, until the date on which significant influence ceases.

Where the Group’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, the group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity.

The Group’s interests in equity-accounted investees comprised an interest in an affiliate which was disposed of during the year ended September 30, 2023. See Note 13 for further details.

c)
Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses (except for foreign currency transaction gains or losses) arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

2.3.
Basis of measurement

The financial statements have been prepared on the historical cost basis, except for financial assets, financial liabilities and share-based payments that have been measured at fair value.

2.4.
New and amended standards and interpretations

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. Several amendments apply for the first time in the financial year ended 30 September, 2023, but do not have an impact on the consolidated financial statements of the Group.

•
Amendments to IFRS 3 - Reference to the Conceptual Framework (effective for annual periods beginning on or after January 1, 2022).
•
Amendments to IAS 12 - International Tax Reform - Pillar 2 Model Rules (effective for annual periods beginning on or after January 1, 2023, however a temporary exemption from accounting for deferred taxes arising from the implementation of the OECD’s Pillar Two model rules is to be applied retroactively).
•
Amendments to IAS 16 - Property, Plant and Equipment: Proceeds before Intended Use (effective for annual periods beginning on or after January 1, 2022).
•
Amendments to IAS 37 - Onerous Contracts - Costs of Fulfilling a Contract (effective for annual periods beginning on or after January 1, 2022).
•
Annual Improvements: IFRS 1 First-time Adoption of International Financial Reporting Standards - Subsidiary as a first time adopter (effective for annual periods beginning on or after January 1, 2022).
•
Annual Improvements: IFRS 9 Financial Instruments - Fees in the "10 per cent" test for derecognition of financial liabilities (effective for annual periods beginning on or after January 1, 2022).

•
Annual Improvements: IAS 41 Agriculture - Taxation in fair value measurements (effective for annual periods beginning on or after January 1, 2022).
2.5.
Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of the issuance of the Group’s financial statements are listed below. The Group intends to adopt these new and amended standards, if applicable, when they become effective. The new standards and amendments are not expected to have a material impact on the Group:

•
IFRS 17 - Insurance Contracts (effective for annual periods beginning on or after January 1, 2023).
•
Amendments to IFRS 17 – Insurance Contracts (effective for annual periods beginning on or after January 1, 2023).
•
IFRS 17 and IFRS 9 – Initial application of IFRS 17 and IFRS 9 – Comparative Information (effective for annual periods beginning on or after January 1, 2023).
•
Amendments to IAS 8 – Definition of Accounting Estimates (effective for annual periods beginning on or after January 1, 2023).
•
Amendments to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies (effective for annual periods beginning on or after January 1, 2023). • Amendments to IAS 12 – Deferred Tax related to Assets and Liabilities arising from a Single Transaction (effective for annual periods beginning on or after January 1, 2023).
•
Amendments to IAS 12 – International Tax Reform - Pillar 2 Model Rules (effective for annual periods beginning on or after January 1, 2023, with respect to the required disclosures).
•
Amendments to IAS 1 – Non-current liabilities with Covenants (effective for annual periods beginning on or after January 1, 2024).
•
Amendments to IAS 1 – Classification of Liabilities as current or non-current (effective for annual periods beginning on or after January 1, 2024).
•
Amendments to IFRS 16 – Lease liability in a sale and lease back (effective for annual periods beginning on or after January 1, 2024).
•
Amendments to IAS 7 and IFRS 7 – Supplier Finance Arrangements (effective for annual periods beginning on or after January 1, 2024).
•
Amendments to IAS 21 – Lack of Exchangeability (effective for annual periods beginning on or after January 1, 2025).
•
Amendments to IFRS 10 and IAS 28 – Sale or contribution of assets between an investor and its associate or joint venture (available for optional adoption/ effective date deferred indefinitely).
2.6.
Presentational currency

These financial statements are presented in United States Dollars. All amounts have been presented to the nearest dollar, unless otherwise indicated.

2.7.
Use of estimates and judgments

In preparing these consolidated financial statements, management has made critical estimates and judgments that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively. Relevant information is included in the following notes:

Note 12 Intangible assets—establishing the fair value of acquired intangible assets on an ongoing basis;

Note 18 Leases—Whether an arrangement contains a lease; reasonably certain to exercise extension or termination options; determining the incremental borrowing rate;

Note 20 Share-based payments—Key valuation assumptions; and

Note 21 Financial instruments—Determining the fair value of financial instruments on the basis of significant unobservable inputs.

2.8.
Going concern

The financial statements have been prepared on a going concern basis.

The Company had an accumulated deficit at September 30, 2023, a net loss and net cash used in operating activities for the reporting period then ended. As of that date, we had cash and cash equivalents of $0.8 million while our trade and other payables amounted to $ 19.9 million as we had agreed with certain key suppliers, most notably a number of professional services firms which had provided services related to the Business Combination, to delay the settlement of payment obligations. The Company is attempting to commence operations and generate revenue; however, the Company’s cash position may not be sufficient to support the Company’s daily operations until that point. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

The Company has access to up to $10.0 million of liquidity through the Standby Equity Purchase Agreement with an affiliate of Yorkville Advisors Global, LP (see Note 24) which management believes will provide sufficient liquidity to enable production of the i300 to commence and its commercial launch in Europe in summer 2024.

We intend to seek further extensions to our obligations to our suppliers and to raise approximately $5.0 million of additional funds by way of a private or public offering of securities.

The Company raised $0.6 million in February 2024 through the issuance of additional shares (see Note 24) and expects to raise further funds through at the market offerings in the coming months.

We believe that these funds, taken together, are sufficient to provide the Company with the liquidity required to commence production and launch commercially. We will have access to the EXIM facility (see Note 17) once we commence production, which management believes will provide sufficient liquidity to enable the Company to expand its operations in future years.

Management’s plans to alleviate the conditions that raise substantial doubt regarding the Company’s ability to continue as a going concern cannot be guaranteed or are not entirely within the Company’s control and therefore cannot be considered probable. While we believe in the viability of our strategy to commence operations and raise additional funds, if these actions are not successful we will not have sufficient liquidity to continue to fund our operations by the middle of 2024.

The financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

3. Accounting policies

3.1.
Revenue

The Group is in a pre-revenue stage and therefore has not yet commenced sales. Below is the policy the Group will implement once it begins to generate sales.

The Group will evaluate revenue from contracts with customers based on the five-step model under IFRS 15: (1) identify the contract with the customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the separate performance obligations; and (5) recognize revenues when (or as) each performance obligation is satisfied.

Revenue will be measured based on the consideration the Group expects to be entitled to in a contract with a customer and will exclude amounts collected on behalf of third parties. The Group will recognize revenue when it transfers control over a product or service to a customer.

Sale of electric vehicles

The Group plans to sell new electric vehicles directly to its customers, through its online platform. The prices of vehicles will be set forth in the customer contracts at stand-alone selling prices which will be agreed prior to delivery. The Group will satisfy its performance obligations for vehicle sales upon delivery, at which time the transfer of title, risks, and rewards of ownership and control will pass to the customer. The Group will recognize revenue at the agreed-upon purchase price stated in the contract less an estimate for returns. Prior to the delivery of each vehicle, payment will be received or financing will be arranged. Revenue will be recognized net of sales tax.

Deferred revenue relates to undelivered vehicle orders. Deferred revenue is recognized at the point when cash is received for the order and is derecognized into revenue upon delivery of the vehicle to the customer.

3.2.
Cost of sales

The Group is in a pre-revenue stage and therefore has not yet incurred cost of sales. Below is the policy the Group will implement upon commencement of sales.

Cost of sales will primarily relate to vehicle manufacturing costs, as well as any necessary adjustment to reflect inventory at the lower of cost and net realizable value. Cost of sales will also include the depreciation of moulds used in vehicle manufacture.

3.3.
Leasing

Group acting as a lessee

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group classifies assets with value less than $5,000 as low-value. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:

Leasehold property	3 - 10 years
Furniture, fixtures and office equipment	6 years
Vehicles	4 - 5 years

The estimated useful life of certain leasehold property has decreased in the year ended September 30, 2023 as a result of lease modifications during the year.

Depreciation of other right-of-use assets is recognized within operating expenses in the statement of profit or loss.

Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

Interest on lease liabilities is recognized within finance expense in the statement of profit or loss.

3.4.
Employee benefits

Short-term and long-term employee benefits

A liability is recognized for benefits accruing to employees in respect of wages and salaries, annual leave and sick leave in the period the related service is rendered at the undiscounted amount of the benefits expected to be paid in exchange for that service.

Defined contribution schemes

Contributions to defined contribution pension schemes are charged to the statement of comprehensive income in the period to which they relate.

Severance liabilities

In certain countries in which the Group operates, employment law entitles employees to severance pay in certain situations. The entitlement to severance pay varies according to an individual employee’s tenure with the Group. The Group accounts for these severance liabilities based on an actuarial valuation using the Projected Unit Credit Method. There are no separate plan assets held in respect to these liabilities.

Severance liabilities are recognized in the Group’s consolidated statement of financial position under non-current liabilities. The related expenses, if incurred during the period, are recognized in the Group’s consolidated statement of profit or loss. Prior service cost is initially recognized to other comprehensive income (loss) at the date of plan amendment. Such prior service cost is amortized as expenses as a component of net periodic pension cost using the weighted average remaining years of service to full eligibility date for active employees.

3.5.
Share-based payments

Equity-settled share-based payments to employees are measured at the fair value of the equity instruments at the grant date.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting period, the Group revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in the statement of profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the retained earnings.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value.

3.6.
Taxation

The income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date.

Current income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle balances on a net basis.

Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes, except for differences arising on:

•
the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss; and
•
investments in subsidiaries and associates to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for individual subsidiaries in the Group. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves.

The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle balances on a net basis.

Current and deferred tax

Current and deferred tax are recognized in the statement of profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

3.7.
Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprises cash at banks and short-term highly liquid deposits with a maturity of three months or less, that are readily convertible to a known amount of cash and subject to insignificant risk of change in value.

3.8.
Property, plant and equipment

Items of property, plant and equipment are measured at cost, which includes capitalized borrowing costs, less accumulated depreciation and any accumulated impairment losses.

If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment. Any gain or loss on disposal of an item of property, plant and equipment is recognized in profit or loss.

Depreciation is calculated to write off the cost of items of property, plant and equipment less their estimated residual values using the straight-line method over their estimated useful lives, and is generally recognized in profit or loss. Depreciation is recognized from the date the property, plant and equipment are installed and are ready for use, or in respect of internally constructed assets, from the date that the asset is completed and ready for use.

Property, plant and equipment is depreciated over the estimated useful life of the assets as follows:

Leasehold and leasehold improvements	3 - 10 years
Furniture, fixtures and office equipment	3 - 10 years
Plant equipment	5 years
Vehicles	3 - 5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

3.9.
Intangible assets

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. Amortization is recognized within operating expenses in the statement of profit or loss. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Development costs	10 years
Patents and trademarks	10 years
Software	5 - 10 years

Internally-generated intangible assets

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in profit or loss as incurred.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Expenditure includes both employees of the Group and external contractors contributing to the development projects. Where no internally-generated intangible asset can be recognized, development expenditure is recognized in the statement of profit or loss in the period in which it is incurred.

Subsequent to initial recognition, development expenditure is measured at cost less accumulated amortization and any accumulated impairment losses.

3.10.
Impairment of tangible and intangible assets

At the end of each reporting period, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). When it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of profit or loss.

When an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in the statement of profit or loss.

3.11.
Inventory

Inventory consists of vehicles not yet delivered to customers and raw materials to be used in product development.

Inventory is stated at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out allocation method. In the case of manufactured inventories, cost comprises direct materials, direct labor and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Costs of purchased inventory are determined after deducting rebates and discounts. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs to complete and to make the sale.

3.12.
Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as a finance cost.

Provision for dismantlement, removal and restoration are recognized when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amounts have been reliably estimated. The Group recognizes the estimated costs of dismantlement, removal or restoration of items of property, plant and equipment arising from the acquisition or use of assets. This provision is estimated based on the best estimate of the expenditure required to settle the obligation, taking into consideration time value.

Changes in the estimated timing or amount of the expenditure or discount rate for asset dismantlement, removal and restoration costs are adjusted against the cost of the related property, plant and equipment, unless the decrease in the liability exceeds the carrying amount of the assets or the asset has reached the end of its useful life. In such cases, the excess of the decrease over the carrying amount of the asset or the changes in the liability is recognized in profit or loss immediately.

3.13.
Convertible loan notes

Convertible loan notes are accounted for as a hybrid financial instrument comprising: (i) a liability for the principal and interest amount, and (ii) a single compound embedded derivative instrument for the conversion options and premium feature.

The host contract is classified as a financial liability because there is an obligation to make fixed interest payments on a quarterly basis and there is an obligation to deliver cash to the holder on redemption of the Convertible Notes at the maturity date.

When the holders' conversion option meets “fixed-for-fixed” criterion it is classified as equity. When this criterion is not met, the holders' conversion option is classified as a derivative financial liability and revalued to its fair value at each reporting date.

3.14.
Financial instruments

Financial assets

On initial recognition, a financial asset is classified as measured at amortized cost for trade and other receivables. A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at fair value through profit or loss (“FVTPL”):

•
it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•
its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

These financial assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss.

Financial liabilities

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expenses and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

Measurement of fair values - valuation techniques and significant unobservable inputs

For the valuation techniques used in measuring Level 3 fair values for financial instruments in the statement of financial position, as well as the significant unobservable inputs used, see Note 21.

3.15.
Equity reserves

The share option reserve represents the cumulative amounts charged to profit in respect of employee share option arrangements where the scheme has not yet been settled by means of an award of shares to an individual.

The merger reserve represents equity shares issued in consideration for the shares of another company, where, as part of the arrangement, at least 90% of the company was acquired. The merger reserve is recognized instead of share premium on the issue of the shares.

The foreign currency translation reserve represents the difference between the translated values of assets and liabilities at the closing rate and the historical rate.

4. Expenses by nature

Total selling and distribution expenses, and general and administrative expenses for the years ended September 30, 2023 and 2022 included expenses of the following nature:

	For the Year Ended September 30,
(in USD)	2023	2022
Production expenses	402,089	65,538
Depreciation, amortization and impairments	464,370	249,087
Employee expenses	3,624,021	1,081,353
Marketing expenses	941,845	382,716
Professional fees	1,550,864	1,305,435
Other expenses	814,863	526,000
Total	7,798,052	3,610,129

5. Finance income and expense

Finance income and expense comprised the following for the years ended September 30, 2023 and 2022:

	For the Year Ended September 30,
(in USD)	2023	2022
Finance income
Interest on bank deposits	9,292	2,693
Total finance income	9,292	2,693
Finance expense
Interest on convertible notes	(409,561)	(266,498)
Interest on loans and borrowings	(103,605)	(1,512)
Interest on lease liabilities	(39,402)	(9,719)
Other interest payable	(8,437)	(27,754)
Total finance expense	(561,005)	(305,483)

Finance income represents interest income. Finance expense consists primarily of interest on convertible loans and other borrowings (see Note 17) and the unwinding of discounting on leases and other financial liabilities (see Note 18).

6. Expenses relating to the Business Combination

During the year ended September 30, 2023, the Group incurred significant costs in connection with the Business Combination. The table below sets out these costs by nature, including identifying which costs were/are to be settled in cash and which costs were/are to be settled through the issue of equity instruments:

(in USD)	Cash-Settled	Equity-Settled	Total
Professional fees	9,146,063	6,845,953	15,992,016
Share-based payment expense on management earnout	—	64,082,445	64,082,445
Share-based payment expense on sponsor earnout	—	5,690,340	5,690,340
Share-based payment expense on acquisition of CIIG II	—	81,551,286	81,551,286
Total expenses relating to the Business Combination	9,146,063	158,170,024	167,316,087

Further information on the share-based payment expenses arising on the Business Combination is provided in Note 20.

The share-based payment expense on acquisition of CIIG II relates to the excess of the fair value of the Ordinary Shares issued to non-redeeming CIIG II shareholders over the net assets of CIIG II on the closing of the Business Combination.

Of the cash-settled amounts, $7,565,495 remained outstanding as at September 30, 2023 and is included within accounts payable and accrued liabilities.

Upon closing of the Business Combination, the Group acquired liabilities of $11,491,920 relating to transaction expenses incurred by CIIG II. Of these, $11,300,921 remained outstanding as at September 30, 2023, of which $8,167,921 is included within accounts payable and accrued liabilities and $3,133,000 is included within loans and borrowings.

Furthermore, the Group has made provision for excise tax on redeemed shares of $2,309,495 in relation to the new 1 percent excise tax on stock repurchases by publicly traded companies that occur after December 31, 2022 enacted under Section 4501 of the United States Inflation Reduction Act of 2022.

7. Other (expenses)/income

Other (expenses)/income comprised the following for the years ended September 30, 2023 and 2022:

	For the Year Ended September 30,
(in USD)	2023	2022
Fair value movements	(46,477,209)	(62,687)
Foreign exchange movements	14,868	394,072
Expenses relating to the Business Combination (see Note 6)	(167,316,087)	—
Gain on early termination of leases	11,309	—
Profit on disposal of shares in associates	1,423	—
Sundry income	17,970	3,944
	(213,747,726)	335,329

For the year ended September 30, 2023, fair value movements included $48,552,478 of losses on the revaluation of the Forward Purchase Agreements and gains of $2,039,723 on the revaluation of warrants accounted for as a financial liability (see Note 21).

Expenses related to the Business Combination represent cash-settled and equity-settled expenses recognized in connection with the Business Combination and are detailed in Note 6.

8. Taxation

Reconciliation of effective tax rate

The Group incurred tax losses for the years ended September 30, 2023 and 2022 and accordingly has not recognized any current income tax during such periods. The following table presents the reconciliation of effective tax rate for the years ended September 30, 2023 and 2022:

	For the Year Ended September 30,
(in USD)	2023	2022
Loss before tax	(222,097,491)	(3,577,590)

Income tax at the domestic rate of 22.00% (2022: 20.31%)	(45,970,977)	(726,609)
Impact of difference in overseas tax rates	40,961,202	—
Non-deductible expenses	2,685	98,838
Current year losses for which no deferred tax asset is recognized	5,026,928	643,122
Others	(19,838)	(15,351)
	—	—

The domestic rate of tax applied has been calculated as the average rate of corporation tax applicable in the United Kingdom between October 2022 and September 2023. The relevant rate was 19.00% between October 2022 and March 2023 and 25.00% between April 2023 and September 2023.

Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items because it is not probable that future taxable profits will be available against which the Group entities can utilize benefits therefrom as at September 30, 2023, and 2022:

	For the Year Ended September 30,
(in USD)	2023	2022
Severance liabilities	31,716	20,532
Leases	—	1,880
Tax losses	5,946,743	924,653
	5,978,459	947,065

Deferred tax assets are recognized in the consolidated financial statements only to the extent that it is probable that future taxable profits will be available against which the Group can utilize the benefits. The use of these tax losses is subject to the agreement of the tax authorities and compliance with certain provisions of the tax legislation of the countries in which the group companies operate.

Tax losses carried forward

Generally, tax losses in Thailand expire 5 years from the date the loss was incurred, but tax losses in the United Kingdom and France can be carried forward indefinitely. As at September 30, 2023, we had tax loss carry-forwards that will expire in the following periods:

(in USD)
2024	52,238
2025	447,119
2026	691,144
2027	1,291,400
2028	2,989,672
No expiration	22,106,086
27,577,658

The losses are subject to examination by the tax authorities and to restriction on their utilization. In particular, the losses can only be utilized against profits arising in the legal entity in which they arose.

9. Segment information

The Group's non-current assets by geographic location as at September 30, 2023 and September 30, 2022 were as follows:

(in USD)	September 30, 2023	September 30, 2022
Cayman Islands	2,661,418	—
Europe	463,442	250,569
Thailand	1,565,814	1,704,830
	4,690,674	1,955,399

10. Earnings per share

The following table sets forth the computation of basic and diluted loss per share for the years ended September 30, 2023 and September 30, 2022:

	For the Year Ended September 30,
(in USD)	2023	2022
Loss for the year	(222,097,491)	(3,577,590)
Basic weighted average number of ordinary shares	47,765,200	39,348,147
Basic and diluted loss per ordinary share	(4.65)	(0.09)

The weighted average number of shares outstanding has been calculated by applying the exchange ratio set out in the Company Exchange to the weighted average number of Zapp UK shares outstanding during the period prior to the Business Combination.

As the Group incurred net losses for the years ended September 30, 2023 and September 30, 2022, basic loss per share was the same as diluted loss per share in each year.

The following weighted-average effects of potentially dilutive outstanding ordinary share awards, including share options, warrants, management earnout shares and sponsor earnout shares, were excluded from the computation of diluted loss per share because their effects would have been anti-dilutive for the years ended September 30, 2023 and September 30, 2022:

	For the Year Ended September 30,
	2023	2022
Share options	4,296,795	3,957,499
Warrants	33,009,937	3,421,469
Management earnout shares	8,518,290	—
SAP earnout shares	683,720	—
Sponsor earnout shares	754,687	—
Total	47,263,429	7,378,968

11. Property, plant and equipment

(in USD)	Leasehold and leasehold improvements	Furniture, fixtures and office equipment	Plant equipment	Vehicles	Assets under construction and installation	Total
Cost
At October 1, 2021	—	6,661	58,106	—	225,295	290,062
Additions	69,855	65,939	136,398	58,606	—	330,798
Transfers	—	—	217,625	—	(217,625)	—
Effect of movements in exchange rates	(6,430)	(5,958)	(32,321)	(4,336)	(7,670)	(56,715)
At September 30, 2022	63,425	66,642	379,808	54,270	—	564,145
Additions	37,935	75,797	31,756	141,511	—	286,999
Effect of movements in exchange rates	3,119	(791)	5,162	(6,868)	—	622
At September 30, 2023	104,479	141,648	416,726	188,913	—	851,766
Accumulated depreciation and impairment losses
At October 1, 2021	—	3,359	7,272	—	—	10,631
Depreciation for the year	3,588	3,477	67,838	5,074	—	79,977
Effect of movements in exchange rates	(338)	(621)	(5,786)	(375)	—	(7,120)
At September 30, 2022	3,250	6,215	69,324	4,699	—	83,488
Depreciation for the year	26,667	22,545	84,898	33,397	—	167,507
Impairment for the year	11,276	3,736	—	—	—	15,012
Effect of movements in exchange rates	(700)	(756)	(2,171)	(1,409)	—	(5,036)
At September 30, 2023	40,493	31,740	152,051	36,687	—	260,971
Carrying amounts
At October 1, 2021	—	3,302	50,834	—	225,295	279,431
At September 30, 2022	60,175	60,427	310,484	49,571	—	480,657
At September 30, 2023	63,986	109,908	264,675	152,226	—	590,795

Additions to vehicles during the year ended September 30, 2023 included $31,818 in respect of motorcycles that are used for display and demonstration purposes.

12. Intangible assets

(in USD)	Development costs	Patents and trademarks	Software	Total
Cost
At October 1, 2021	1,333,030	25,703	—	1,358,733
Additions	19,960	34,811	941	55,712
Effect of movements in exchange rates	(142,117)	(5,396)	(69)	(147,582)
At September 30, 2022	1,210,873	55,118	872	1,266,863
Additions	18,186	5,712	117,951	141,849
Effect of movements in exchange rates	20,797	1,221	(4,447)	17,571
At September 30, 2023	1,249,856	62,051	114,376	1,426,283
Accumulated amortization and impairment losses
At October 1, 2021	133,303	4,131	—	137,434
Amortization for the year	129,473	5,568	4	135,045
Effect of movements in exchange rates	(23,642)	(852)	—	(24,494)
At September 30, 2022	239,134	8,847	4	247,985
Amortization for the year	129,668	6,144	677	136,489
Effect of movements in exchange rates	(972)	(84)	(15)	(1,071)
At September 30, 2023	367,830	14,907	666	383,403
Carrying amounts
At October 1, 2021	1,199,727	21,572	—	1,221,299
At September 30, 2022	971,739	46,271	868	1,018,878
At September 30, 2023	882,026	47,144	113,710	1,042,880

Capitalized development costs represents the cost of prototype vehicles and other components based on contractual terms. The development costs are being amortized over a useful life of 10 years; as at September 30, 2023 the remaining useful life was 7 years.

Amortization expenses of $136,489 for the year ended September 30, 2023 and $135,045 for the year ended September 30, 2022 have been recognized in general and administrative expenses.

13. Investments in Associates

On March 28, 2023 our wholly owned subsidiary Zapp Scooters (Thailand) Company Limited ("ZTH") entered into an asset sale and purchase agreement with Zapp Manufacturing Thailand Company Limited ("ZMT") whereby the certain capitalized development costs would be transferred in exchange for the settlement of existing acknowledged debt between the two companies. At the time of the transaction, ZTH held a 49% shareholding in ZMT, which was an associate of the Group. The remaining shares of ZMT were held by Swin Chatsuwan, a director and executive officer of the Group.

On March 30, 2023 ZTH sold its 49% shareholding in ZMT to Mr.Chatsuwan. At the time of the transaction the carrying value of the Group's equity accounted investment in ZMT was $nil due to historic losses incurred by ZMT.

At the time of the transaction both parties were controlled by Mr. Chatsuwan and as such, the transaction fell within the scope of a Business Combination Under Common Control. The Group has elected to apply the book value method in accounting for the business combination. As a result, the Group has recognized the capitalized development costs acquired at their book value on the transaction date of $18,186. The carrying value of the acknowledged debt at the time of the transaction was $22,652. The Group has elected to recognize the difference between the consideration and the carrying value of the assets acquired of $4,166 directly within retained earnings as a loss on disposal of associate.

Separately, the Group has recognized a profit on disposal of shares in associates as follows:

Proceeds on disposal	1,423
Less carrying value of investment on disposal date	—
Gain on disposal of shares in associate	1,423

14. Inventories

(in USD)	September 30, 2023	September 30, 2022
Raw materials	432,744	57,404
Work in progress	58,633	—
Goods in transit	—	2,185
Finished goods	74,849	52,145
	566,226	111,734

Raw materials includes a provision for obselete inventory of $5,706. The gross carrying value of inventory is $571,932.

15. Trade and other receivables

Trade and other receivables comprised the following at September 30, 2023 and September 30, 2022:

(in USD)	September 30, 2023	September 30, 2022
Income tax receivable	460,738	—
Other taxation and social security receivable	123,214	115,056
Prepayments	396,190	30,425
Other receivables	281,558	49,707
	1,261,700	195,188

The income tax receivable represents payments on account of US tax liabilities.

Prepayments relate primarily to the Company's Directors' and officers' insurance policy.

16. Trade and other payables

Trade and other payables comprised the following at September 30, 2023 and September 30, 2022:

(in USD)	September 30, 2023	September 30, 2022
Accounts payable and accrued liabilities	19,754,628	847,121
Other taxation and social security payable	114,590	10,892
Deferred income	15,299	23,111
Other payables	—	24,008
	19,884,517	905,132

The increase in accounts payable and accrued liabilities relates primarily to the delayed settlement of payment obligations to professional service providers arising on the Business Combination. See Note 6 for further details.

17. Loans and borrowings

Loans and borrowings comprised the following at September 30, 2023 and September 30, 2022:

(in USD)	September 30, 2023	September 30, 2022
Current
Bank loans	14,527	12,490
Promissory notes	3,699,190	—
	3,713,717	12,490
Non-current
Bank loans	22,866	34,871
Promissory notes	1,000,000	—
	1,022,866	34,871
	4,736,583	47,361

The carrying value of loans and borrowings classified as financial liabilities measured at amortized cost approximates fair value. See Note 21.

Convertible loan notes

Between November 11, 2022 and December 16, 2022 the Group issued a number of convertible loan notes with an aggregate principal value of $6,100,000 bearing interest at a rate of 4%, payable in kind. Upon closing of the Business Combination, these notes were converted into a total of 1,528,159 Ordinary Shares and the liabilities extinguished.

Promissory notes

On April 14, 2023 the Company issued a promissory note with a value of $1.0 million which bears interest at a rate of 15.0% per annum and is repayable in April 2025.

Upon closing of the Business Combination, the Group assumed obligations under promissory notes issued by CIIG II totalling $3,203,000. Each note is convertible to warrants at a price of $1.00 per warrant to purchase Ordinary Shares at a price of $11.50 per warrant and is repayable in April 2024 unless the holder elects to convert. Of the notes, $2,653,833 are interest-free and $479,167 bear interest at a rate of 15.00% per annum, payable quarterly in kind. At September 30, 2023, $497,135 was outstanding under the interest-bearing note.

On August 2, 2023 the Company issued a promissory note with a value of THB 20.0 million (approximately $570,000 at the date of issuance) which bears interest at a rate of 9.0% per annum and is repayable in August 2024. At September 30, 2023 the amount outstanding on this note was $548,222.

Other

The Group entered into a revolving loan agreement with The Export-Import Bank of Thailand ("EXIM") in September 2020 providing for the issuance of short-term letters of credit and/or trust receipts up to an aggregate amount of THB10.0 million (approximately $274,520) for the purposes of purchase orders and production orders. As at September 30, 2023, no amounts were outstanding under the EXIM Facility.

18. Leases

The Group has entered into lease contracts for its offices, delivery vans and staff motor vehicles. The Group's obligations under its leases are secured either by the lessor's title to the leased assets or by a collateral pledge over the lease assets.

The carrying amounts and movement in the right-of-use assets are set out below:

(in USD)	Leasehold property	Furniture, fixtures and office equipment	Vehicles	Total
Cost
At October 1, 2021	27,407	—	26,266	53,673
Additions	339,539	10,271	—	349,810
Effect of movements in exchange rates	(36,657)	(760)	(4,161)	(41,578)
At September 30, 2022	330,289	9,511	22,105	361,905
Additions	467,465	—	92,933	560,398
Adjustments for early termination	(403,080)	—	—	(403,080)
Effect of movements in exchange rates	25,316	171	(3,635)	21,852
At September 30, 2023	419,990	9,682	111,403	541,075
Accumulated depreciation and impairment losses
At October 1, 2021	2,284	—	6,566	8,850
Depreciation for the year	27,741	285	6,039	34,065
Effect of movements in exchange rates	(2,660)	(21)	(1,553)	(4,234)
At September 30, 2022	27,365	264	11,052	38,681
Depreciation for the year	97,756	1,682	20,336	119,774
Impairment for the year	25,588	—	—	25,588
Effect of movements in exchange rates	(2,014)	(64)	53	(2,025)
At September 30, 2023	148,695	1,882	31,441	182,018
Carrying amounts
At October 1, 2021	25,123	—	19,700	44,823
At September 30, 2022	302,924	9,247	11,053	323,224
At September 30, 2023	271,295	7,800	79,962	359,057

The carrying amount and movement in the lease liabilities are set out below:

(in USD)	September 30, 2023
At October 1, 2021	45,560
Additions	349,810
Interest	9,719
Payments	(33,883)
Effect of movements in exchange rates	(38,390)
At September 30, 2022	332,816
Additions	560,398
Interest	39,402
Payments	(109,974)
Movement in lease payment accrual	—
Adjustments for early termination	(414,389)
Effect of movements in exchange rates	(11,519)
At September 30, 2023	396,734

The following are the amounts recognized in the statement of profit or loss in respect of lease agreements:

	For the Year Ended September 30,
(in USD)	2023	2022
Depreciation expense on right-of-use assets	119,775	34,065
Interest on lease liabilities	39,402	9,719
	159,177	43,784

19. Share capital

Issued and fully paid share capital

	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
	Number	Number	$	$
Ordinary shares of £0.00001 per share	—	72,418,470	—	940
Ordinary shares of $0.0001 per share	57,897,470	—	5,790	—

The authorized share capital of the Company is US$50,000 divided into 500,000,000 ordinary shares of $0.0001 each. Holders of Ordinary Shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at general meetings of the Company.

Movements in the Company's share capital in the two years ended September 30, 2023 are as follows:

(in USD, except number)	Number	Share capital	Share premium	Merger reserve
At October 1, 2021	64,652,412	841	2,797,342	—
Shares issued for cash	5,666,058	72	5,155,472	—
Conversion from convertible loan note	2,000,000	26	919,944	—
Shares issued to employee	100,000	1	121,534	—
At September 30, 2022	72,418,470	940	8,994,292	—
Conversion from convertible loan note	1,528,159	190	6,296,247	—
Group restructuring at the Business Combination	(18,481,345)	4,417	103,732,715	12,838,970
Shares issued under FPA agreement	2,432,186	243	1,942,803	—
At September 30, 2023	57,897,470	5,790	120,966,057	12,838,970

On April 28, 2023 the Group consummated the Business Combination described in Note 1. The Group was subject to a recapitalization to reflect the capital structure of Zapp Electric Vehicles Group Ltd resulting in an increase to the merger reserve of $12,838,970.

On July 31, 2023 the Company issued 2,432,186 new shares under the FPA, as described in Note 21.

Subsequent to September 30, 2023 the Company issued 1,995,857 Ordinary Shares pursuant to the exercise of an employee share option agreement. See Note 24 for further details.

As at September 30, 2023, 29,858,969 warrants to acquire the Company's Ordinary Shares were outstanding.

3,421,469 warrants expire on May 28, 2024 and are exercisable at prices between $0.79 and $4.49 per Ordinary Share. The remaining 26,437,500 expire on April 28, 2028 and entitle holders to purchase one Ordinary Share at an exercise price of $11.50 per share. Until warrant holders acquire the Ordinary Shares upon exercise of such warrants, they have no rights with respect to the Ordinary Shares.

20. Share-based payments

Informal share-based payment arrangements

The Group does not currently operate a formal equity incentive plan but has historically granted options to purchase its Ordinary Shares to certain employees, officers, directors, and consultants of the Company and its subsidiaries and non-employee directors of the Company. The options are considered to be equity-settled share-based payment arrangements and have a maximum term of up to ten years from the date of grant. Until optionholders acquire the Ordinary Shares upon exercise of such options, they have no rights with respect to the Ordinary Shares.

The options generally vest based on the following conditions:

•
Listing success, which is considered a non-market performance condition;
•
Fully vested at grant date; or
•
A two- or three-year vesting period, which is considered a service condition.

Upon closing of the Business Combination, all options were novated from options to purchase shares in Zapp UK, the previous parent company of the Group, to options to purchase shares in Zapp EV, the new parent company. The number of options granted to each individual was adjusted to reflect the new capital structure of the Group and maintain a consistent value to each option.

Upon closing of the Business Combination, those options issued with vesting based on listing success became fully vested.

Management earnout

Upon closing of the Business Combination, certain legacy Zapp UK shareholders were entitled to receive an earnout of 8,518,290 Ordinary Shares (the "Management Earnout"). The earnout is subject to the closing price of each Ordinary Share equaling or exceeding, for any 20 trading days during a 30 consecutive trading day period, (i) $12.00 per share (the “First Earnout Condition”), (ii) $14.00 per share (the “Second Earnout Condition”) or (iii) $16.00 per share (the “Third Earnout Condition”; and each of the First, Second and Third Earnout Conditions an “Earnout Condition”), as applicable, in each case as equitably adjusted for share splits, share dividends, reorganizations and recapitalizations. In the event that an Earnout Condition is not satisfied prior to the fifth anniversary of the closing, the Management Earnout shares shall be forfeited and cease to exist.

Each earnout is considered an equity-settled share based payment arrangement with market performance conditions. Therefore, a share-based payment charge has been recognized in full on the grant date with reference to the fair value of the options on that date.

Sponsor earnout

Upon closing of the Business Combination, 754,687 shares held by certain legacy CIIG II shareholders were unvested and shall vest at such time that the closing price of each Ordinary Share equals or exceeds $14.00 for any 20 trading days during a 30 consecutive trading day period. In the event that the Earnout Condition is not satisfied prior to the fifth anniversary of the closing, the earnout shares shall be forfeited and cease to exist.

The earnout is considered to be an equity-settled share based payment arrangement with market performance conditions. Therefore, a share-based payment charge has been recognized in full on the grant date with reference to the fair value of the options on that date.

SPAC Advisory Partners compensation

Zapp UK engaged SPAC Advisory Partners ("SAP") to advise on certain aspects of the Business Combination. Upon closing, SAP was issued 173,000 Ordinary Shares as part of the fee due in respect of their services relating to the Business Combination. If the relevant management earnout conditions are fulfilled, SAP will be entitled to receive additional Ordinary Shares comprising 10% of the number of any additional Ordinary Shares ultimately issued pursuant to the Management Earnout.

The closing fee was considered to be an equity-settled share-based payment vesting immediately upon closing of the Business Combination. Therefore a share-based payment charge was recognized at that point based on the price of Ordinary Shares on that date of $8.75.

The 10% entitlement is considered to be a mirror of the Management Earnout, therefore a charge equivalent to 10% of the charge recognized in relation to certain individuals party to the Management Earnout has been recognized. The total number of Management Earnout shares relevant in calculating the SAP entitlement is 6,837,202.

Marketing Services Agreement compensation

In June 2023 the Company entered into a Marketing Services Agreement ("MSA") with one of its suppliers. Under the terms of this agreement the supplier is to be compensated through a mixture of cash and the grant of Restricted Stock Units (“RSUs”). The RSUs vest over a period of six months from the effective date of the agreement. This is considered an equity-settled share based payment arrangement with a service condition. As such, a share-based payment charge will be recognized over the vesting period based on the fair value of the RSUs on the grant date.

The Group recognized a share-based payment charge for the year as follows:

	Year Ended September 30,
(in USD)	2023	2022
Informal share option arrangements	999,357	249,087
Management earnout	64,082,445	—
Sponsor earnout	5,690,340	—
SAP compensation	6,845,953	—
MSA compensation	120,355	—
	77,738,450	249,087

The following share options, earnout shares, share awards and RSUs were granted during the year ended September 30, 2023:

Scheme	Number	Grant date	Expiry date	Post Business Combination equivalent
Informal share option arrangements	10,000	11/7/2022	5/23/2032	5,702
Informal share option arrangements	60,000	11/7/2022	8/12/2032	34,215
Informal share option arrangements	200,000	11/7/2022	8/15/2032	n/a*
Informal share option arrangements	20,000	11/7/2022	9/1/2032	11,405
Informal share option arrangements	1,100,000	11/7/2022	10/1/2032	627,270
Informal share option arrangements	50,000	11/7/2022	12/1/2032	28,512
Informal share option arrangements	25,000	11/7/2022	12/19/2032	14,256
Management earnout	8,518,290	4/28/2023	4/28/2028	8,518,290
Sponsor earnout	754,687	4/28/2023	4/28/2028	754,687
SAP compensation	173,000	4/28/2023	n/a	173,000
SAP compensation	683,720	4/28/2023	4/28/2028	683,720
MSA compensation	72,114	6/19/2023	n/a	72,114
	11,666,811			10,923,171

*Forfeit prior to conversion.

Movements in equity instruments during the year

The following reconciles the outstanding share options, earnout shares, share awards to be issued and RSUs at the beginning and end of the year:

	Informal share option arrangements	Management earnout shares	Sponsor earnout shares	SAP compensation	MSA compensation

At September 30, 2021	6,040,000	—	—	—	—
Granted during the year	300,000	—	—	—	—
Cancelled and forfeited during the year	(70,000)	—	—	—	—
At September 30, 2022	6,270,000	—	—	—	—
Granted prior to the transaction	1,465,000	—	—	—	—
Cancelled and forfeited prior to the Business Combination	(200,000)	—	—	—	—
Granted at the Business Combination	—	8,518,290	754,687	856,720	—
Adjustment at the Business Combination	(3,238,205)	—	—	—	—
Granted after the Business Combination	—	—	—	—	72,114
Cancelled and forfeited after the Business Combination	(23,951)	—	—	—	—
At September 30, 2023	4,272,844	8,518,290	754,687	856,720	72,114

At September 30, 2023 4,078,206 of the informal share options were vested. 3,022,298 of the share options outstanding at September 30, 2023 were exercisable at a price of $0.000022 per share, 1,123,382 were exercisable at a price of $0.78 per share and 127,164 were exercisable at a price of $2.13 per share.

Subsequent to September 30, 2023 the Company issued 1,995,857 Ordinary Shares pursuant to the exercise of an employee share option agreement. See Note 24 for further details.

The follow table presents key terms in relation to the informal share option arrangements:

	Weighted average exercise price	Weighted average remaining contractual life (in years)
At September 30, 2021	$0.06
Granted during the year	$0.45
Cancelled and forfeited during the year	$0.45
At September 30, 2022	$0.06
Granted prior to the Business Combination	$0.64
Cancelled and forfeited prior to the Business Combination	$1.15
At September 30, 2023	$0.27	6.58

Movements in non-vested shares under informal share option arrangements were as follows:

	Number	Weighted average fair value at grant date
At September 30, 2021	3,930,000	$0.27
Granted during the year	300,000	$0.17
Vested during the year	(285,000)	$0.16
Cancelled and forfeited during the year	(70,000)	$0.16
At September 30, 2022	3,875,000	$0.22
Granted prior to the Business Combination	1,465,000	$0.59
Vested prior to or on the Business Combination	(4,743,750)	$0.33
Cancelled and forfeited prior to the Business Combination	(200,000)	$0.48
Adjustment at the Business Combination	(185,645)	N/A
Vested after the Business Combination	(15,967)	$0.90
Cancelled and forfeited after the Business Combination	(23,951)	$0.88
At September 30, 2023	170,687	$0.64

Fair value assessment

The following information was used in determining the fair value of share options and earnout shares granted during the year ended September 30, 2023:

	Informal share option arrangements[1]	Management earnout shares	Sponsor earnout shares	SAP compensation

Valuation method	Black Scholes	Monte Carlo	Monte Carlo	Monte Carlo
Exercise price	£0.35 - £0.95	$12.00 - $16.00	$14.00	$12.00 - $16.00
Expected volatility	46.0% - 54.4%	66.2%	66.2%	66.2%
Dividend yield	Nil	Nil	Nil	Nil
Risk free interest rate	1.5% - 3.5%	3.6%	3.6%	3.6%
Fair value	£0.39 - £0.55	$7.16 - $7.87	$7.54	$7.16 - $7.87

1All options were issued prior to the transaction and were therefore originally issued in GBP.

21. Financial instruments

21.1 Financial assets

Financial assets, other than cash and short-term deposits, comprised the following at September 30, 2023 and September 30, 2022:

(in USD)	September 30, 2023	September 30, 2022
Financial assets at amortized cost
Loans receivable from related parties	—	21,021
Lease deposits	36,878	20,415
	36,878	41,436
Financial assets at fair value through profit or loss
Forward purchase agreement	2,660,568	—
	2,660,568	—
Total financial assets	2,697,446	41,436

Current	17,606	21,466
Non-current	2,679,840	19,970

On April 26, 2023, the Company and CIIG II (which upon the consummation of the Business Combination became the Company’s wholly owned subsidiary) entered into separate agreements (each a “Forward Purchase Agreement,” and together, the “Forward Purchase Agreements”) with each of ACM ARRT I LLC and CFPA Holdings LLC-Zapp RS (together, the “Sellers”) for OTC Equity Prepaid Forward Transactions, pursuant to which the Sellers might, but were not obligated to, purchase up to 10,000,000 shares of CIIG II Class A common stock, par value $0.0001 per share, in the aggregate before the consummation of the Business Combination, upon which such stock was to be exchanged for Zapp EV Ordinary Shares. Should they fail to purchase that amount of CIIG II shares, as happened, the Sellers were entitled, at any time, to demand that the Company issue additional Ordinary Shares to them for no additional consideration to reach up to 5,000,000 Ordinary Shares per Seller. Prior to the closing of the Business Combination, the Sellers purchased a total of 6,567,814 shares. The complete terms and conditions of the Forward Purchase Agreements were disclosed in the Company’s report on Form 6-K dated April 26, 2023.

The Forward Purchase Agreements were initially recognized as a financial asset at their fair value of $49,270,000 on April 26, 2023 based on a Monte Carlo simulation model. The key inputs to the Monte Carlo simulation are described in Section 23.3.

On July 31, 2023, at the request of Seller CFPA Holdings LLC-Zapp RS, the Company issued an additional 2,432,186 shares to it. An additional financial asset of $1,943,046 was recorded based on the fair value of the Forward Purchase Agreements on that date. Details of the corresponding share capital and premium recorded are set out in Note 19.

On August 23, 2023, Seller CFPA Holdings LLC– Zapp RS delivered a notice to the Company asserting that a Registration Failure had occurred under the parties’ respective Forward Purchase Agreement and designating a Valuation Date of August 24, 2023. On November 22, 2023, CFPA Holdings LLC–Zapp RS delivered a further notice to the Company stating that the Valuation Period under the parties’ respective Forward Purchase Agreement had concluded, that the Forward Purchase Agreement had terminated, and that, based on the average daily VWAP of the Company's shares on the Nasdaq Global Market over the Valuation Period, “neither the Seller nor the Counterparty shall be liable to the other party for any payment of any Settlement Amount” under the agreement.

The Forward Purchase Agreement in relation to the remaining shares was revalued to its fair value of $2,660,568 at September 30, 2023 based on a Monte Carlo simulation. A cumulative fair value loss of $48,552,478 was recognized in other income and expense in relation to the Forward Purchase Agreements in the year ended September 30, 2023.

On January 23, 2024, Seller ACM ARRT I LLC and the Company terminated their respective Forward Purchase Agreement by mutual agreement. Neither party shall have any further obligation to the other.

See Note 24 for further details.

21.2 Financial liabilities

Financial liabilities comprised the following at September 30, 2023 and September 30, 2022:

(in USD)	September 30, 2023	September 30, 2022
Financial liabilities at amortized cost
Accounts payable and accrued liabilities	19,754,628	795,762
Loans and borrowings	4,736,583	47,360
Lease liabilities	396,734	332,816
	24,887,945	1,175,938
Financial liabilities at fair value through profit or loss
Warrants	603,028	323,864
	603,028	323,864
Total financial liabilities	25,490,973	1,499,802

Current	24,568,306	1,464,931
Non-current	922,666	34,871

The following is a summary of the interest bearing loans and borrowings of the Group as at September 30, 2023 and September 30, 2022:

	Interest rate	Maturity	September 30, 2023	September 30, 2022
Current
Bank loans	2.50%	Within one year	14,527	12,489
Promissory notes	0.00% to 15.00%	Within one year	3,699,191	—
			3,713,718	12,489
Non-current
Bank loans	2.50%	2026	22,866	34,871
Promissory notes	15.00%	2025	1,000,000	—
			1,022,866	34,871

As at September 30, 2023, there were 26,437,500 warrants outstanding which do not meet the criteria for equity accounting and are accounted for as a financial liability with movements in fair value being reported within other expenses. For the year ended September 30, 2023, total gains on revaluation of $2,039,723 were recorded in relation to the warrants. See Notes 7 and 17.

21.3 Fair value

The fair value of the Forward Purchase Agreements was measured using a Monte Carlo simulation model. The table below presents the key inputs used in the model. Share price was measured using Level 1 inputs. Expected volatility was measured using Level 2 inputs.

	April 26, 2023	September 30, 2023

Valuation method	Monte Carlo	Monte Carlo
Number of shares	6,567,814	3,741,424
Opening share price	$8.75	$0.75
Expected volatility	70.0%	70.0%
Dividend yield	0.0%	0.0%
Risk free interest rate	3.8%	4.9%
Fair value per share	$7.50	$0.71

Management assessed that the fair value of other receivables and trade and other payables approximated their carrying value due to the short-term maturities of those instruments.

The fair value of other receivables and trade and other payables has been measured using Level 3 valuation inputs.

The fair value of public warrants was measured using Level 1 inputs and the fair value of private placement warrants was measured using Level 3 inputs.

21.4 Interest rate risk management

Interest rate risk is the risk that changes in interest rates will affect the income and financial management of the Group. The Group is not exposed to interest rate risk as none of its loans and borrowings have a variable interest rate.

21.5 Foreign currency risk management

Foreign currency risk is the risk that arises when individual Group entities enter into transactions denominated in a currency other than their functional currency. The Group does not currently hedge against currency risk through the use of financial instruments such as foreign currency swaps.

The Group is predominantly exposed to currency risk on unpaid liabilities related to the Business Combination incurred by Zapp UK which are denominated in USD, while the functional currency of Zapp UK is GBP.

The following tables demonstrate the sensitivity to a reasonable possible change in exchange rates, with all other variables held constant. The impact on the Group's profit before tax is due to changes in the fair value of monetary assets and liabilities. The impact on the Group's equity is due to changes in the value of the net assets of entities whose functional currency is not USD.

(in USD)	Effect on profit before tax	Effect on equity
5% strengthening of GBP against USD	363,722	306,328
5% weakening of GBP against USD	(402,009)	(338,573)

5% strengthening of EUR against USD	22,166	58,143
5% weakening of EUR against USD	(20,055)	(59,883)

5% strengthening of THB against USD	29,057	(51,168)
5% weakening of THB against USD	(26,290)	62,290

21.6 Credit risk management

Credit risk is the risk of financial loss to the Group if a customer or bank ("counterparty") fail to meets its contractual obligations resulting in a financial loss to the Group. Since the Group has yet to commence sales, it's maximum exposure to credit risk at the year end was equal to the carrying amount of cash and cash equivalents on the statement of financial position.

Credit risk from balances with banks and financial institutions is managed by only holding cash and cash equivalent with reputable banks that are perceived to have a low risk of failure.

21.7 Liquidity risk management

Liquidity risk refers to the ability of the Group to meet the obligations associated with its financial liabilities that are settled as they fall due.

The table below summarizes the maturity profile of the Group's financial liabilities based upon contractual, undiscounted payments:

(in USD)	Less than one year	1 to 5 years	Over 5 years	Total
Bank loans	14,527	24,198	—	38,725
Promissory notes	3,907,838	1,175,000	—	5,082,838
Lease liabilities	84,785	256,005	109,791	450,580
Accounts payable and accrued liabilities	19,754,628	—	—	19,754,628
	23,761,778	1,455,203	109,791	25,326,771

22. Related party transactions

During the year ended September 30, 2023, the Group entered into the following transactions with related parties:

(in USD)	Property lease payments		Sales of assets to the group		Purchase of assets from the group
	2023	2022	2023	2022	2023	2022
Paragon Partners Company Limited	30,549	28,676	—	—	—	—
Zapp Manufacturing Thailand Company Limited	—	—	18,186	—	—	—
Executive officers	—	—	—	—	1,423	—

	Amounts owed by related parties		Amounts owed to related parties
(in USD)	2023	2022	2023	2022
Zapp Manufacturing Thailand Company Limited	—	21,021	—	—
Executive officers	—	38,590	—	340

Property lease payments were made on an arms length basis according to commercial terms. Sale of assets to the group and purchase of assets from the group relate to the transfer of assets from Zapp Manufacturing Thailand Company Limited to Zapp Scooters (Thailand) Company Limited and subsequent sale of shares in Zapp Manufacturing Thailand Company Limited to Swin Chatsuwan, a director and executive officer of the Group. This transaction is discussed in more detail in Note 13.

The compensation to Directors and executive officers of the Group for the years ended September 30, 2023 and 2022, comprised the following:

	For the Year Ended September 30,
(in USD)	2023	2022
Short-term employee benefits	1,168,934	630,755
Post-employment benefits	9,332	41,160
Share-based payments	111,703	354,680
	1,289,969	1,026,595

In addition to the compensation described above, in their capacity as shareholders certain executive officers were party to the management earnout described in Note 20. Under the terms of this agreement, a share-based payment charge was recognized in respect of these executive officers of $51,438,565.

23. Contingencies

Litigation

We are from time to time party to legal proceedings, arbitrations and regulatory proceedings arising in the normal course of our business operations, including the proceeding described below. We evaluate developments in such matters and provide accruals for such matters, as appropriate. In making such decisions, we consider the degree of probability of an unfavorable outcome and our ability to make a reasonable estimate of the amount of a loss. An unfavorable outcome in any such proceedings, if material, could have an adverse effect on our business or consolidated financial statements.

Zapp UK is currently party to a civil action captioned SPAC Advisory Partners LLC v. Zapp Electric Vehicles Limited, No. 655171/2023, filed on October 19, 2023 in the Supreme Court of New York County, New York. Plaintiff’s Complaint in the action asserts claims for breach of contract, account stated and supplemental claims arising from the defendant’s alleged non-payment of $3,630,000 in fees allegedly due to plaintiff for advisory services in relation to the Business Combination. Defendant’s answer or other response to the Complaint is currently due on March 1, 2024. We believe that Zapp UK has meritorious defenses to the claims asserted in the case and intend to defend the matter vigorously.

24. Subsequent events

On January 10, 2024, the Company issued 1,995,857 Ordinary Shares to Swin Chatsuwan following the exercise of share options.

On January 12, 2024, Zapp Scooters (Thailand) Company Limited issued a promissory note with a value of THB 10.0 million (approximately $287,000 at that date) to Maj. Gen. Patchara Rattakul, one of the Company's directors. This amount is repayable in January 2026 and bears interest at a rate of 15.0% per annum, which is payable upon maturity.

As described in Note 21, on April 26, 2023, the Company and CIIG II entered into the Forward Purchase Agreements, one of which was terminated by Seller CFPA Holdings LLC-Zapp RS on August 23, 2023. On January 23, 2024, Seller ACM ARRT I LLC and Counterparty Zapp EV terminated their respective Forward Purchase Agreement by mutual agreement. Neither party shall have any further obligation to the other. Accordingly, as previously disclosed in the Company’s report on Form 6-K dated January 24, 2024, the Forward Purchase Agreements are both now terminated.

On February 10, 2024, the Company signed a Standby Equity Purchase Agreement (“SEPA”) with Yorkville Advisors Global, LP. Under the terms of the agreement the Company may access up to $10 million through the issuance of Ordinary Shares of the Company to Yorkville Advisors Global, LP.

Between February 16, 2024 and February 20, 2024, the Company raised $550,000 through at the market equity offerings, which will be settled through the issuance of approximately 1.9 million shares.