Form 20-F
period 2024-09-30
Zapp Electric Vehicles Group Ltd
filed 2025-01-30
CIK 1955104

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2024

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

Lumpini, Pathumwan

Bangkok 10330 Thailand

(Address of principal executive offices)

Theodore Allegaert, Chief Legal Officer

87/1 Wireless Road – 26/F Capital Tower

All Seasons Place

Lumpini, Pathumwan

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

On September 30, 2024, the issuer had 4,926,711 ordinary shares, par value $0.002 per share outstanding.

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

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report (“Report”) and the information incorporated by reference herein include certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (or the “Exchange Act”). These forward-looking statements can generally be identified by the use of forward-looking terminology, including without limitation the terms “believe(s),” “estimate(s),” “anticipate(s),” “expect(s),” “seek(s),” “project(s),” “intend(s),” “plan(s),” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements comprise all matters that are not historical facts. They appear in a number of places throughout this Report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our future results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance, developments in the capital and credit markets, and the evolution of the industry and markets in which we intend to operate.

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

Many factors could cause our actual future results of operations and financial condition to be materially different from (and more negative than) those expressed, anticipated or implied by the forward-looking statements in this Report, including without limitation: (i) our ability to raise sufficient additional capital to continue to operate as a going concern, (ii) the effect of the public listing of our securities on our business relationships, performance, financial condition and business generally, (iii) the outcome of any legal proceedings that may be instituted against the Company or its subsidiaries, (iv) our ability to maintain the listing of our securities on Nasdaq, (v) volatility in the price of our securities due to a variety of factors, including without limitation changes in the competitive and highly regulated industry in which we plan to operate, variations in competitors’ performance and success, and changes in laws and regulations affecting our business, (vi) our ability to implement business plans, meet forecasts and other expectations, and identify opportunities, (vii) the risk of slow growth and of downturns in the nascent and highly competitive electric vehicle industry, (viii) our ability to build the Zapp brand and consumers’ recognition, acceptance and adoption of the Zapp brand, (ix) the risk that we may be unable to develop and manufacture electric vehicles of sufficient quality, on schedule and at scale, that would appeal to a large customer base, (x) the risk that we have a limited operating history, have not yet released a commercially available electric vehicle and do not have experience manufacturing or selling a commercial product at scale, (xi) the risk that we may not be able to manage our growth effectively, including our design, research, development and maintenance capabilities and (xii) other factors discussed under “Item 3.D.—Key Information—Risk Factors” in this Report, which section is incorporated herein by reference.

The foregoing list of risk factors described above and set forth in the “Risk Factors” section below is not exhaustive. Other sections of this Annual Report describe additional factors that could adversely affect our business, results of operations and financial condition. Should one or more of any such risks and/or uncertainties be adversely realized, or should any of our assumptions prove incorrect, actual results may vary in material negative respects from those expressed, anticipated or implied by the forward-looking statements herein. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. We undertake no obligation, except as required by law, to revise publicly any forward-looking statement to reflect circumstances or events after the date of this Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks described below and in the other periodic reports we file from time to time with the U.S. Securities and Exchange Commission.

CERTAIN PRESENTATIONS

Currency

In this Annual Report, references to “$,” “USD” and “U.S. dollar(s)” are to the lawful currency of the United States of America, references to “EUR” and “€” are to the single currency adopted by participating member states of the European Union, references to “GBP” and “£” are to the lawful currency of the United Kingdom, references to “INR” are to the lawful currency of the Republic of India and references to “Thai Baht” or “THB” are to the lawful currency of the Kingdom of Thailand.

Unless otherwise specified or the context requires otherwise, all financial information for the Company provided in this Report is denominated in U.S. dollars.

Reverse Stock Split

On April 23, 2024, the Company effected a consolidation of its authorized share capital from 500,000,000 shares, par value $0.0001 each, to 25,000,000 shares, par value $0.002 each (the “Reverse Stock Split” or “RSS”). As a result of the Reverse Stock Split, every twenty Ordinary Shares issued and outstanding as of the record date were combined into one post-RSS Ordinary Share. No fractional shares were issued as a result of the Reverse Stock Split. Shareholders holding a number of shares not evenly divisible by twenty were instead rounded up to the next whole post-RSS Ordinary Share. The Company also proportionately adjusted the terms of outstanding warrants, equity-based awards and other outstanding equity rights.

Unless otherwise specified or the context otherwise requires, Ordinary Share(s) figures in this Report reflect the Reverse Stock Split.

FREQUENTLY USED TERMS

Unless otherwise specified or the context otherwise requires in this Annual Report:

•
the terms (1) “we,” “us,” “our,” “Company,” “Zapp EV” and “our business” refer to Zapp Electric Vehicles Group Limited and, where appropriate, its subsidiaries Zapp Electric Vehicles Limited and Zapp Electric Vehicles, Inc.; (2) “Zapp UK” refers to Zapp Electric Vehicles Limited, (3) “Zapp US” refers to Zapp Electric Vehicles, Inc., and (4) “ZTH” refers to Zapp Scooters (Thailand) Company Limited, an affiliate controlled by Zapp UK.
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
•
“DSDTC” refers to our Drop-Ship-Direct-To-Customer delivery process.
•
“ECWVTA” refers to European Community Whole Vehicle Type Approval.
•
“emerging growth company” refers to an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
•
“EU” refers to the European Union.
•
“EVP2W” refers to electric powered two wheel vehicle(s).
•
“EXIM” refers to the Export-Import Bank of Thailand.
•
“Founder” refers to Mr. Swin Chatsuwan, the Chief Executive Officer and a director of the Company.
•
“FCPA” refers to the U.S. Foreign Corrupt Practices Act of 1977, as amended, 15 U.S.C. §§ 78dd-1, et seq.
•
“Financial statements” refers to the audited consolidated financial statements of Zapp Electric Vehicles Group Limited, including the related notes thereto, prepared in accordance with IFRS.
•
“GDPR” refers to the General Data Protection Regulation (EU) 2016/679.
•
“ICE” refers to internal combustion engine(s).
•
“ICEP2W” refers to internal combustion engine powered two wheel vehicle(s).
•
“IFRS” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).
•
“JOBS Act” refers to the Jumpstart Our Business Startups Act, U.S. Public Law 112–106, 126 Stat. 306 (2012).
•
“Nasdaq” refers to The Nasdaq Stock Market LLC.
•
“New SEPA” refers to the standby equity purchase agreement entered into with Yorkville (as defined herein) on July 11, 2024.
•
“Original SEPA” refers to the standby equity purchase agreement entered into with Yorkville on February 10, 2024.
•
“P2W” refers to powered two wheel vehicle(s).
•
“P2W Market” refers to the global mobility market for P2Ws.
•
“PDPA” refers to the Personal Data Protection Act, B.E. 2562 (2019), published in the royal gazette of Thailand, which came into effect on June 1, 2022.
•
“PFIC” refers to a passive foreign investment company, meaning any non-U.S. corporation with respect to which either: (i) 75% or more of the gross income for a taxable year constitutes passive income for purposes of the PFIC rules, or (ii) 50% or more of such non-U.S. corporation’s assets in any taxable year (generally based on the quarterly average of the value of its assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income.
•
“RSUs” refers to restricted stock units.
•
“SAP” refers to SPAC Advisory Partners LLC.
•
“Securities Act” refers to the U.S. Securities Act of 1933, as amended; “Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended; and “SEC” refers to the U.S. Securities and Exchange Commission.
•
“Share(s)” and “Ordinary Share(s)” refer to the authorized share capital of Zapp Electric Vehicles Group Limited, as issued in connection with the Business Combination and subsequently, as consolidated by the RSS.
•
“Summit” refers to the Summit Group, a conglomerate based in Thailand that is among the leading manufacturers of automotive parts and motorcycle structures and components in Asia, with which we have entered into prospective contract manufacturing arrangements.
•
“U.K. Bribery Act” refers to the U.K. Bribery Act 2010.
•
“UK GDPR” refers to U.K. General Data Protection Regulation and the U.K. Data Protection Act 2018.
•
“U.S. Holder” refers to a beneficial owner of our securities that is, for U.S. federal income tax purposes: (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) a trust subject to the control of one or more U.S. persons and the primary supervision of a U.S. court; or (iv) an estate the income of which is subject to U.S. federal income taxation regardless of its source.
•
“Zapp” as used herein may refer to the Company, one or more of its subsidiaries, or the Zapp brand, as appropriate in context.
•
“Zappers” refers to franchised, independent service agents.

INFORMATION ABOUT IFRS AND NON-IFRS FINANCIAL MEASURES

Our financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. We do not refer to any non-IFRS measures in this Annual Report.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

Any Zapp logo and other trademarks or service marks of the Company appearing in this Annual Report are the property of the Company or one of its subsidiaries or licensors. Solely for convenience, some of the trademarks, service marks, logos and trade names referred to in this Report are presented without the ® and/or ™ symbols, but such omission from such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors in respect of these trademarks, service marks and trade names. This Report contains additional trademarks, service marks and trade names of others. All trademarks, service marks and trade names appearing herein, to our knowledge, the property of their respective owners. We do not intend to use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

MARKET AND INDUSTRY DATA

Certain industry data and market data included in this Annual Report were obtained from independent third-party surveys, market research, publicly available information, reports of governmental agencies, and industry publications. Such data are based on and reflect a number of assumptions and limitations, and you are cautioned not to give undue weight to data and information obtained from these sources and referenced herein. We believe such data and information are helpful in gaining an understanding of the nascent electric vehicle industry and the markets in which we plan to operate, but caution you that investment in our Company’s securities is subject to a high degree of risk and uncertainty due to a variety of factors, including those described below in “Item 3D—Key Information—Risk Factors.” These and other factors could cause results to differ materially from those expressed or implied by data and other information compiled by independent parties and referenced herein.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Not applicable.

B. Advisers

Not applicable.

C. Auditors

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Investing in our securities involves a high degree of risk. In addition to the other information set forth in this Annual Report, including the section entitled “Cautionary Note Regarding Forward-Looking Statements,” you should carefully consider the risk factors discussed below, and those described in the Company’s other SEC filings (available at www.sec.gov), when considering an investment in our securities. If any of the following risks are adversely realized, our business, financial condition, results of operations and prospects could be materially and negatively affected. In that case, the market price of our securities could decline and you could lose some or all of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business, financial condition and results of operations.

Risks Related to Zapp’s Business and Industry

We are an early-stage company with a history of losses and expect to incur significant expenses and losses for at least the near and medium term. We may not achieve or maintain profitability in the foreseeable future or at all.

We have incurred net losses since our inception, including losses of $9.0 million and $222.1 million for the years ended September 30, 2024 and September 30, 2023, respectively. We believe that we will continue to incur operating and net losses in the future until at least the time we begin significant sales and deliveries of our vehicles, which has been delayed to date and may occur later than we currently expect or not at all. We may not be profitable for at least the near and medium term as we invest in our business, build capacity and ramp-up operations, and we cannot assure you that we will ever achieve or be able to maintain profitability in the future. Even if we are able to successfully develop our vehicles and attract customers, there can be no assurance that we will be financially successful. For example, as we expand internationally and expand our vehicle portfolio, including the possible introduction of lower-priced vehicles, we will need to manage costs effectively to achieve our expected margins. Failure of the Company to become profitable within a reasonable timeframe or at all could materially and adversely affect the value of your investment in our securities. Our ability to achieve profitability will depend on the successful development, commercial introduction and consumer acceptance of our vehicles including our first product, the i300 urban electric motorcycle, and our services, which may not occur. Our business also will at times require significant amounts of working capital to support the development of additional vehicle models and service platforms. An inability to generate positive cash flow in the near term may adversely affect our ability to raise needed capital for our business on reasonable terms, diminish supplier or customer willingness to enter into transactions with us, and have other adverse effects that may negatively impact our viability as a business in the medium and longer term. There can be no assurance that we will achieve positive cash flow in the near future or at all.

We continue to face significant liquidity constraints and require additional external sources of capital to fund our operations and for our debt service and other obligations.

Since inception, we have relied on a combination of debt and equity financing to fund our operations. Until the full commercial launch and significant customer deliveries of the i300, which we anticipate will allow us to begin generating cash from operations, we will continue to rely on external financing to fund our operations. There can be no assurance that we will be able to obtain such additional financing on commercially reasonable terms, or at all.

In order to minimize cash outflows, we have implemented strategies to conserve cash, such as delaying the settlement of payment obligations with a number of key suppliers, including professional services providers, and other payments related to the Business Combination, which has resulted in our trade and other payables totaling $20.7 million at September 30, 2024. Despite commencing a small number of customer deliveries in 2024, the continued development of our business will result in increased operating cash outflows during 2025 compared to 2024. We expect that our cash flows from operating activities will continue to be insufficient to cover operating expenses and interest payments, and that we therefore will need other capital resources this year to fund our operations, debt service and other obligations as they become due, including the settlement of deferred payment obligations related to the Business Combination.

If we are unable to secure further extensions or forbearance in respect of our obligations to our suppliers or to generate sufficient revenues from sales of the i300, we will need other external sources of capital to fund our operations, including through either debt or equity financing transactions, which may not be available on commercially reasonable terms, or at all. If such actions are not successful, and we are unable to continue to delay payments by assent of certain major creditors, we may not have sufficient liquidity to continue operations beyond the middle of 2025.

We may seek to obtain future financing through the issuance of debt or equity, and such financing may not be available on commercially reasonable terms or at all, which may have an adverse effect on our shareholders or may adversely affect our business and financial condition.

If we raise funds through the issuance of additional debt, including convertible debt or debt secured by some or all of our assets, holders of such debt securities will have rights, preferences and privileges senior to those of holders of our Shares in the event of liquidation. Moreover, whether we issue additional debt or not, it is possible, in the event of liquidation, that payment of creditor claims may leave no assets remaining to compensate holders of Shares. If we raise funds through the issuance of additional equity, whether through private placements or public offerings, including under the New SEPA, such an issuance would dilute the ownership of any shareholders that do not participate in the issuance. There can be no assurance that we will be able to obtain debt or equity financing in a timely manner and on terms that are acceptable to us or at all. If we are unable to obtain any needed additional funding, we may be required to reduce the scope of, delay or eliminate some or all of our business plans, including without limitation our planned research, development, production and marketing activities and product launch timing, any of which steps could materially harm our business.

Furthermore, the terms of any additional debt securities we may issue in the future may impose restrictions on our operations, which may include limiting our ability to incur additional indebtedness, pay dividends on or repurchase our share capital and/or make certain acquisitions or investments. In addition, we may become subject to debt covenants requiring us to satisfy certain financial tests and ratios, and our ability to satisfy such covenants may be affected over time by events outside of our control.

There is uncertainty regarding our ability to continue as a going concern.

We do not anticipate that our cash flows from operating activities will be sufficient to cover operating expenses and interest payments for the duration of the current fiscal year. While we have access to significant liquidity under the New SEPA, which we anticipate will provide us with sufficient liquidity to facilitate the commercial launch of the i300 in Thailand, Europe and India as well as our expansion into other territories, and allow us to begin addressing our overdue payables, including the settlement of payment obligations relating to the Business Combination, we are limited in the amount of proceeds that may be utilized to settle such payment obligations and therefore may require additional sources of financing to do so. There can be no assurance that we will be able to obtain such additional financing on acceptable terms or at all. As a result of the foregoing, the report of our independent registered public accounting firm contains an explanatory paragraph relating to our ability to continue as a going concern. This uncertainty may materially and adversely affect the market price of our Ordinary Shares and our ability to raise new capital.

We are a new entrant into an early-stage industry. As we scale and expand our business, we may not be able to adequately control the costs of our operations.

We have a short operating history in the electric powered two-wheel vehicle (EVP2W) industry, which is continuously evolving. We have only delivered a limited number of vehicles commercially and do not yet have experience as an organization in high volume manufacturing, distribution and sales of vehicles. We intend to utilize manufacturers and retailers with, respectively, extensive experience in production and sales of vehicles at scale. The EVP2W industry is in its early stages, however, and there can be no assurance that utilizing such experienced partners will result in sales of our vehicles at scale. We will require significant capital to develop and grow our business, including developing and producing our vehicles, establishing or expanding design, research and development, production and building our brand. We have incurred and expect to continue incurring significant expenses, including research and development expenses, selling and distribution expenses, and general and administrative expenses as we scale our operations, identify and commit resources to investigate new areas of demand and incur costs as a public company, all of which will impact our profitability. Our ability to become profitable in the future is dependent on the design, development and marketability of our product portfolio while also controlling costs to achieve expected margins. If we are unable to efficiently design, develop, market, deploy, distribute and service our vehicles while simultaneously controlling costs, our margins, profitability and prospects could be materially and adversely affected.

The global P2W market is highly competitive. Specifically, the EVP2W sector is rapidly growing and our products and services are and will be subject to strong competition from a growing list of established and new competitors.

Both the internal combustion engine (ICE) powered two wheel vehicle (P2W) and EVP2W industries are highly competitive, and we will be competing for sales with both ICE-focused companies and EV-focused companies. Several major P2W companies have EVP2Ws available today and other current and prospective motorcycle manufacturers are also developing EVP2Ws. Factors affecting competition include product performance and quality, technological innovation, customer experience, brand differentiation, product design, pricing and manufacturing scale and efficiency. Increased competition may lead to lower vehicle unit sales and downward price pressure and adversely affect our business, prospects, financial condition and operating results. We also expect competition for EVs to intensify due to increased demand and a regulatory push for alternative fuel vehicles, continuing globalization and consolidation in the worldwide automotive industry. Further, as a result of new entrants in the EV market, we may experience increased competition for components and other parts of our vehicles, which may have limited or possibly single-source supply.

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

In addition, demand for our vehicles will depend heavily upon the adoption by consumers of alternative fuel vehicles in general and EVs in particular. The market for such vehicles is rapidly evolving and characterized by changing technologies, competitive pricing and competitive factors, evolving government regulation and industry standards, and changing consumer tastes and behaviors.

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
•
so-called “range anxiety,” which may increase over time due to the decline of an EV’s range resulting from deterioration of battery function;
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
•
macroeconomic factors.

Furthermore, our vehicles utilize portable battery packs which do not require dedicated charging infrastructure. While we believe that our portable battery packs differentiate our vehicles, there can be no assurance that consumers will adopt our battery solutions. If potential customers do not find our battery solutions attractive, the competitiveness of our vehicles, our market penetration, and, in turn, our business, prospects, financial condition and operating results may be materially and adversely impacted.

Our business and prospects depend significantly on our ability to build the Zapp brand and consumers’ recognition, acceptance and adoption of the Zapp brand. We may not succeed in our efforts to build, maintain and strengthen the Zapp brand.

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

In addition, if negative incidents occur or are perceived to have occurred, whether or not such incidents result from fault on our part, we could be subject to adverse publicity. In particular, given the popularity of social media, any negative publicity, whether true or not, could quickly proliferate and harm consumer perceptions and confidence in the Zapp brand. Furthermore, there is the risk of potential adverse publicity related to our partners whether or not such publicity is related to their collaboration with us. Our ability to successfully position our brand could also be adversely affected by perceptions about the quality of our competitors’ vehicles.

In addition, from time to time, our vehicles may be evaluated and reviewed by third parties. Any negative reviews, reviews which compare our vehicles unfavorably to competitors, or even negative opinions among reader comments following such reviews, could adversely affect consumer perception about our vehicles, no matter their accuracy.

We may experience delays in the design, manufacture, production, and launch of our vehicles, which could harm our business, financial condition, operating results and prospects.

The future success of our business depends and will depend on our ability to execute on our plans to develop, produce, market and sell our vehicles. Many EV companies have experienced delays in the design, production and commercial release of new products. To the extent we delay the launch of our vehicles, our growth prospects could be adversely affected as we may fail to establish or grow our market share. While we have produced the initial units of i300 ourselves, it remains our intention to rely on contract manufacturers for the manufacturing of vehicles as we scale and enter additional markets. We could experience delays, including if such contract manufacturers do not meet agreed upon timelines or experience capacity constraints. Additionally, we and our contract manufacturers rely on third-party suppliers for the provision and development of the key components and materials used in our vehicles. To the extent our suppliers experience delays in providing us or our contract manufacturers with or developing necessary components, we could face delays in delivering vehicles on our planned timelines.

We may be unable to develop and manufacture vehicles of sufficient quality, on schedule and at scale, that would appeal to a large customer base.

Our business depends in large part on our ability to develop, market, produce and sell our vehicles. The continued development of and the ability to sell our vehicles at scale, including the i300 and future models, are and will be subject to risks, including with respect to:

•
our ability to secure the necessary funding;
•
our ability to develop and launch vehicles at scale and at attractive profit margins for our business;
•
our ability to negotiate and execute definitive agreements, and maintain arrangements on reasonable terms, with our various suppliers for hardware or services necessary to engineer or manufacture parts or components of our vehicles, with our resellers to sell our vehicles, and with our franchisees to deliver and service our vehicles;
•
securing necessary components, services or licenses on acceptable terms and in a timely manner;
•
delays by us in delivering final component designs to our suppliers;
•
our and our contract manufacturers’ ability to accurately produce vehicles within specified design tolerances;
•
quality controls that prove to be ineffective or inefficient;
•
defects in design and/or manufacture that cause our vehicles not to perform as expected or that require repair, field actions, product recalls or design changes;
•
delays, disruptions or increased costs in our third-party suppliers’ supply chain, including raw material supplies;
•
other delays, backlogs in manufacturing and research and development of new models, and cost overruns;
•
obtaining required regulatory approvals and certifications;
•
compliance with environmental, safety and similar regulations; and

•
our ability to attract, recruit, hire, retain and train skilled employees.

Historically, P2W customers have expected manufacturers periodically to introduce new and improved vehicle models. To meet these expectations, we intend to introduce new vehicle models and enhanced versions of existing models. The EVP2W market is in its early stages and quickly evolving. As a new entrant in a young industry, we inherently have limited experience in designing, testing, manufacturing, marketing, selling and servicing vehicles and therefore cannot assure you that we will be able to meet customer expectations. Any of the foregoing could have a material adverse effect on our business, prospects, financial condition and operating results.

If we fail to achieve unit sales expectations, our business, prospects, financial condition and operating results could be adversely impacted.

While we have made a small number of initial deliveries of the i300 and have received expressions of interest in our vehicles from potential resellers and customers, there is no guarantee that such interest will translate into significant unit sales. We have received only a limited number of paid reservations for our vehicles, all of which are subject to cancellation prior to delivery of the vehicle. The wait from the time a reservation is made until the time the vehicle is delivered could also impact user decisions on whether to ultimately make a purchase, due to potential changes in preferences, competitive developments and other factors. If we encounter delays in the delivery of our current or future vehicle models, a significant number of reservations may be cancelled. As a result, no assurance can be made that existing and/or future reservations will ultimately result in final purchases and deliveries of the vehicle.

Our ability to achieve unit sales expectations will be fundamental to our future success in existing and new markets and our market share. We cannot assure you that we will be able to achieve unit sales expectations. If we are unable to achieve unit sales expectations our business, prospects, financial condition and operating results could be adversely impacted.

Our limited operating history makes evaluating our business and future prospects difficult and may increase the risk of your investment.

We are a company with a very short operating history and have not generated significant revenue from sales of our vehicles or other products and services to date. As an early stage business, there is no historical basis for making judgments on the demand for our vehicles, our ability to develop, produce and deliver vehicles, or our profitability in the future. It is difficult to predict our future revenues and appropriately budget for our expenses; trends that may emerge in the quickly evolving EV industry may be outside our visibility and may adversely affect our business. You should consider our business prospects in light of the risks and challenges we face as a new entrant in an early-stage industry, including with respect to our ability to: continuously advance our vehicle technologies; develop safe, reliable and quality vehicles that appeal to customers; deliver and service a large volume of vehicles; achieve profitability; build a globally recognized and respected brand; expand our vehicles lineup; navigate evolving regulatory environments; improve and maintain our operational efficiency; manage supply chains effectively; adapt to changing market conditions, including technological developments and changes in competitive landscape; and manage our growth effectively.

While we are currently focusing on the i300, we expect our product lineup to expand beyond the i300 and that we will introduce new models in other categories or using other technologies in which we have less experience and accordingly we may need to adjust our strategies and plans from time to time to remain competitive.

If we fail to address and successfully manage any or all of these risks and challenges, our business may be materially and adversely affected.

As we continue to grow, we may not be able to effectively manage our growth, including with respect to our design, research, development and maintenance capabilities, which could negatively impact our brand and financial performance.

We intend to expand our operations significantly, which will require hiring, training and retaining new personnel, controlling expenses, establishing facilities, and implementing administrative infrastructure, systems, and processes. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include, among others:

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

Furthermore, we have no experience to date in high volume production of our vehicles and we cannot be certain that we will be able to partner effectively with reliable contract manufacturers and reliable sources of component supply, and thereby meet the quality, price, engineering, design and production standards, as well as the production volumes, required to market our vehicles successfully and expand our operations. Any failure to achieve and manage our growth effectively could negatively impact our brand, results of operations and financial performance.

Our receivables financing arrangement with EXIM, which we will use to finance exports from Thailand, is cancellable by EXIM at any time, and we may be unable to secure export financing on similar terms or at all.

We have entered into a receivables financing arrangement with EXIM (the “EXIM Facility”) and will depend on EXIM to finance exports of our vehicles from Thailand. The EXIM Facility may be terminated by EXIM at any time. Termination of the EXIM Facility for any reason would likely have a material adverse effect on our business, such as by causing delays in the production and delivery of our vehicles. We then would have to obtain new receivables financing, which may not be available on commercially reasonable terms or at all. If we cannot secure new financing arrangements if and when we need them, our business, operating results, financial condition and prospects would likely be materially and adversely affected.

We depend on key suppliers to deliver vehicle components according to schedules, prices, quality, and volumes that are acceptable to us. We may be unable to effectively manage these suppliers. Uncertainties in the global economy may negatively impact suppliers and other business partners, which may interrupt the supply chain and require changes to our operations. These and other factors may adversely impact business, operating results, financial condition and prospects.

Our success will be dependent upon our or our contract manufacturers’ ability to enter into supplier agreements and maintain relationships with existing and future suppliers of products critical to the production of our vehicles. Supply agreements entered into with suppliers in the future may have provisions whereby such agreements can be terminated in various circumstances, including potentially without cause. If key suppliers terminate agreements and/or become unable to provide, or experience delays in providing, needed components, we may have difficulty finding replacement components. Additionally, our products contain parts that we purchase from limited-source suppliers, for which few or no immediate or readily available alternative exists. While we believe that we would be able in such case to establish alternate supply relationships and can obtain or engineer replacement components, we may be unable to do so quickly (or at all) at acceptable prices, volume and/or quality levels. In addition, unexpected changes in business conditions, supplier pricing and materials pricing, including due to inflation of raw material costs, labor issues, wars, trade policies, natural disasters, health epidemics such as the global COVID-19 pandemic, trade and shipping disruptions, port congestions and other factors beyond our or our suppliers’ control could affect current and future suppliers’ ability to remain solvent, operational and able to deliver the components we need. The unavailability of any supplier or component could result in production delays, product design changes and loss of access to important technology and tools for producing and supporting our products, as well as impact our capacity expansion and our ability to fulfill our obligations to customers. Moreover, significant increases in our production or product design changes by us may in the future require us to procure additional components in a short amount of time. Our suppliers may not be willing or able to sustainably meet our timelines or our cost, quality and volume needs, which may require us to replace them with other sources. Any such disruptions could affect our ability to produce and deliver vehicles and negatively affect our business, results of operations and financial condition.

Also, if a supplied vehicle component becomes the subject of a product recall, we may be required to source an alternative component to remedy the issue(s) that led to such recall, which could increase our costs and divert management attention.

If we or our contract manufacturing partners do not enter into long-term supply agreements with fixed or otherwise agreed pricing for our parts or components, we and our contract manufacturers may be exposed to fluctuations in prices of components, materials and equipment. Agreements for the purchase of battery cells contain or are likely to contain pricing provisions that are subject to adjustments based on changes in market prices of key commodities. Substantial increases in the prices for such components, materials and equipment would increase our operating costs and could reduce our margins if we cannot recoup such increased costs. Any attempts to increase the announced or expected prices of our vehicles in response to increased costs could be viewed negatively by our potential customers and could adversely affect our business, operating results, financial condition and prospects.

Increases in costs or disruption of supply or shortages of basic materials could harm our business.

We and our suppliers may experience increases in the cost of or a sustained interruption in the supply of parts and materials. Any such cost increase, supply interruption or shortage could materially and negatively impact our business, operating results, financial condition and prospects. We and our suppliers use various materials in our businesses and products, including, for example, lithium-ion battery cells, semiconductors, aluminum and steel, and the prices for these materials fluctuate. The available supply of these materials may be unstable, depending on market conditions and global demand. For example, recent conflicts in Ukraine, the Middle East and the Red Sea area may cause disruptions to and delays in our operations, including shortages and delays in the supply of certain parts, including materials and equipment necessary for the production of our vehicles, and the various internal designs and processes we may adopt in an effort to remedy or mitigate impacts of such disruptions and delays may result in higher costs. There have been very sizable increases in recent months in the cost of key metals, including lithium, nickel, aluminum and cobalt, with volatility in pricing expected to persist for the foreseeable future. In addition, our business also depends on the continued supply of battery cells for the battery packs used in our vehicles. We are exposed to multiple risks relating to lithium-ion battery cells. These risks include, but are not limited to:

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

Substantial increases in the prices of materials used in the production of our products, such as those charged by battery cell or semiconductor chip suppliers, would increase our operating costs and could reduce our margins. For example, due to the global semiconductor supply shortages, other supply chain issues, and the current inflationary environment in the United States and globally, the cost of input materials, components and processes required to produce our vehicles is expected to increase, and we may need to increase the prices of our vehicles in response to these cost pressures. Price increases and other measures taken by us to offset higher costs could materially and adversely affect our reputation and brand, result in negative publicity, a loss of customers and sales, and adversely affect our business, operating results, financial condition and prospects. In addition, a growth in popularity of EVs without a significant expansion in battery cell production capacity could result in shortages which would result in increased materials costs to us, and would impact our projected manufacturing and delivery timelines, and adversely affect our business, operating results, financial condition and prospects.

Engaging contract manufacturers, including Summit and Bounce, to manufacture our vehicles is subject to risks, including in respect of costs and manufacturing capabilities. If we are unable to maintain continuous and productive relationships with contract manufacturers, our manufacturing costs may be adversely affected.

A key aspect of our business is our asset-light operating model under which we intend to rely principally on contract manufacturers to produce our vehicles. We have engaged Summit, and intend to engage Bounce and eventually other firms, to serve as long-term contract manufacturing partners, providing manufacturing, procurement, logistics and distribution services for our vehicles. If one or more of our contract manufacturing agreements terminates or expires, or if contract manufacturers fail to perform or meet our expected quality standards, timelines, capacity requirements, costs, manufacturing capabilities or manufacturing footprint, we may need to engage other third-party contract manufacturers or expand our own in-house manufacturing capabilities, which could cause us to incur significant cost, expense and production/delivery delays. As we do not currently have alternate contract manufacturing arrangements in place, it could if necessary take time to transition to one or more other contract manufacturers and there is no guarantee that such alternative(s) would meet our capacity, capability, health and safety, and/or quality requirements, legal compliance standards or requirements, or otherwise provide an effective and acceptable manufacturing solution. Any of the foregoing circumstances and risks could adversely affect our business, operating results, financial condition and prospects.

We do not yet have a distribution network and do not have experience distributing directly to consumers. If we are unable to establish or maintain relationships with resellers or other retail partners, or our authorized resellers or other retail partners are unable or ineffective in establishing or maintaining relationships with customers for our vehicles, our business, operating results, financial condition and prospects may be adversely affected.

We employ a go-to-market business model whereby our revenue will be generated by sales through our online platform, authorized resellers and online resellers. We have received applications from resellers globally and have signed multiple letters of intent with numerous authorized resellers as of the date of this Report. However, all of these arrangements will require renegotiation at later stages as we begin our global product rollout, and some or all of these arrangements may be terminated or may not materialize into next-stage contracts or long-term contractual relationships. In addition, we do not currently have arrangements in place that will allow us to realize our global expansion plans. If we are unable to enter into acceptable contract arrangements with an adequate number of resellers in a timely manner, or at all, or if we fail to maintain such arrangements, our business, operating results, financial condition and prospects may be materially and adversely affected.

We will depend on the capability of such retail partners to develop and implement effective retail sales plans to help create demand among retail purchasers for our vehicles and related products and services that the retail partners may purchase from us. We intend to provide our retail partners with specific training and programs to assist them in selling our products, but there can be no assurance that these steps will be effective in building value adding commercial relationships. If our retail partners are not able to establish, maintain and strengthen our brand, we may lose the opportunity to build a critical mass of customers. Moreover, our retail partners’ ability to develop, maintain and strengthen their relationships with customers for vehicles will depend heavily on our ability to provide high-quality vehicles as well as the success of our brand development and marketing efforts. Our business and prospects depend significantly on our ability to build the Zapp brand and consumers’ recognition, acceptance, and adoption of the Zapp brand. We may not succeed in continuing to maintain and strengthen the Zapp brand.

Some of such retail partners may also market, sell and support product offerings that may be competitive with ours, may devote more resources to the marketing, sales and support of such competitive offerings or may have incentives to promote other offerings to the detriment of our own. Our retail partners’ actions could subject us to lawsuits, potential liability and reputational harm if, for example, one or more of our retail partners misrepresents the functionality of our vehicles to customers or violates applicable laws or our or their corporate policies. Even absent such issues, if our retail partners are unsuccessful in selling our vehicles, or if we are unable to enter into arrangements with and retain a sufficient number of capable retail partners in each of the regions in which we plan to market and sell our vehicles, our business, operating results, financial condition and prospects could be adversely affected.

Furthermore, we intend to deliver our vehicles directly through “Zappers” who are franchised, independent delivery and service agents. We do not have experience in distributing directly to customers nor do we currently have such franchisee arrangements in place. Our failure to enter into acceptable franchise arrangements in a timely manner, or at all, could result in delivery delays and adversely affect our business, operating results, financial condition and prospects.

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

Our business plan includes operations in the UK, France, other countries in Europe and subsequent expansion into other markets including countries in North America and Asia. We will face risks associated with any potential international operations, including possible unfavorable legal, regulatory, political and economic risks, which could harm our business. We anticipate having international operations and subsidiaries that are subject to the legal, political, regulatory and social requirements and economic conditions in these jurisdictions. Furthermore, conducting and launching operations on an international scale requires close coordination of activities across multiple jurisdictions and time zones and consumes significant management resources. We will be subject to a number of risks associated with international business activities that may increase our costs, impact our ability to sell our vehicles and require significant management attention. These risks include:

•
conforming our vehicles to various national regulatory requirements where our vehicles are sold and serviced, which requirements may change over time;
•
expenditures related to foreign legal proceedings and liability;
•
difficulties in staffing and managing foreign operations, including managing different cultural expectations;
•
difficulties establishing relationships with, or disruption in the supply chain from, international suppliers;
•
difficulties attracting customers in new markets;
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
•
changes in diplomatic and trade relationships, including a potential trade war between China and the United States;
•
laws and business practices favoring local companies;
•
difficulties procuring and/or protecting intellectual property rights;
•
consumer adoption of the Zapp brand versus competing brands;
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

Motorcycle enthusiasts may seek to alter our vehicles to modify their performance in ways which could compromise vehicle safety and security systems. Customers also may customize their vehicles with aftermarket parts that may likewise compromise safety. We do not test, nor do we endorse, such changes or products. In addition, customers may attempt to modify our vehicles’ charging systems in ways that can compromise vehicle systems or risk injury. Such unauthorized modifications could reduce the safety and security of our vehicles, and any injuries resulting from such modifications could result in adverse publicity, which may negatively affect our brand and thus harm our business, operating results, financial condition and prospects.

If we are unable to establish and maintain confidence in our long-term business prospects among customers and analysts and within our industry, or are subject to negative publicity, then our business, operating results, financial condition and prospects may suffer materially.

Customers may be less likely to purchase our vehicles if they are not convinced that our business will succeed or that our service and support and other operations will continue in the long term. Similarly, suppliers and other third parties may be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed. Accordingly, in order to build and maintain our business, we must maintain confidence among customers, suppliers, analysts, ratings agencies and other parties in our vehicles, long-term financial viability and business prospects. Maintaining such confidence may be complicated by certain factors, including many that may be outside of our control, such as: our limited operating history; customer unfamiliarity with our vehicles and EVP2Ws in general; any delays in scaling production, delivery and service operations to meet demand; competition and uncertainty regarding the future of our vehicles and EVP2Ws in general; and our production and sales performance compared with market expectations.

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

Moreover, our revenue from period to period may fluctuate due to seasonality. As a seller of P2Ws, we expect to be impacted by seasonality, primarily by weather. Sales of two-wheeled vehicles tend to slow in colder months and increase during warmer months. In Europe we expect revenue to be higher in the months of March through September, correlating with higher deliveries, and when we plan to offer most of our potential customer ride experiences. During the months of October through February, we expect revenue to be lower as we focus on building the next season’s order bank. Such seasonality may cause our revenue to vary from quarter to quarter which can make forecasting more difficult and may adversely affect our ability to predict financial results accurately.

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

We may collect and process certain information about our customers and their vehicles and are subject to various privacy and consumer protection laws.

We may collect, receive, store, transmit and otherwise process different types of information about or related to a range of individuals, including our future customers, website visitors, our employees, job applicants and employees of other companies that we do business with (such as our vendors and suppliers). In addition to the information we will collect from our customers to complete a sale or transaction, we may in the future use our vehicles’ onboard electronic systems to capture information about each vehicle’s use, such as location, charge time, battery usage, mileage and driving behavior, among other things, to aid us in providing services including EV diagnostics, repair, maintenance, insurance, roadside assistance and vehicle emergency services. Our customers may choose not to provide this data, which may diminish their ownership experience and in turn impact our reputation among consumers. Possession and use of our customers’ vehicle use and other information may subject us to legislative and regulatory burdens and risks that could require notifications of data breach, restrict our use of such information, and hinder our ability to acquire new customers or market to existing customers. If customers allege that we have improperly released or disclosed their sensitive personal data, we could face legal claims, lawsuits and reputational harm. If third parties improperly obtain and use sensitive personal data of our customers, we may be required to expend significant resources to resolve these problems.

As we expand our operations, we will be required to comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal information in various jurisdictions in North America, Europe, and Asia. Such regulations may impose additional regulatory obligations regarding the handling of personal information and further provide certain individual privacy rights to persons whose data is processed.

Data protection and privacy-related laws and regulations are evolving and may result in ever increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. For example, the EU has adopted the GDPR. These laws (and other laws to be enacted in the future) impose additional regulatory obligations regarding the handling of personal data and further provide certain individual privacy rights to persons whose data is processed by covered organizations.

We are or will be subject to the GDPR and the UK data protection regime consisting primarily of the UK GDPR. The GDPR, the national implementing legislation in EU member states, and the UK GDPR impose stringent data protection requirements, some of which are different from requirements under data privacy laws in other jurisdictions.

The GDPR/UK GDPR also generally prohibits the transfer of personal data subject to those regimes outside of the EU/UK unless a lawful data transfer solution has been implemented or a data transfer derogation applies. Recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal information from the EU and the UK to other countries. In addition, as supervisory authorities in the EU and UK continue to issue further guidance relating to the processing of personal information, including the transfer of data, we could suffer additional costs or be subject to complaints or regulatory investigations or fines if there are allegations of non-compliance, and if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results. Loss, retention or misuse of certain information and alleged violations of laws and regulations relating to privacy and data security, and any relevant claims, may expose us to potential liability and may require us to expend significant resources on data security and in responding to and defending such allegations and claims.

We may also become subject to evolving EU and UK privacy laws on cookies and e-marketing. In the EU and the UK, regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem, and current national laws that implement the ePrivacy Directive may be replaced by an EU regulation known as the ePrivacy Regulation which will significantly increase fines for non-compliance. In the EU and the UK, informed consent is required for the placement of most cookies or similar technologies that store information, or access information stored, on a user’s device and for direct electronic marketing. The GDPR also imposes conditions on obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. While the text of the ePrivacy Regulation is still under development, a recent European court decision, regulators’ recent guidance and recent campaigns by a not-for-profit organization are driving increased attention to cookies and tracking technologies. There is also a generally increasing awareness of how Internet user data is being used by companies, focused in particular on the use of cookies to collect or aggregate information about Internet users’ online browsing activity. If regulators start to enforce the strict approach in recent guidance, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities in the EU, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Regulation of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially target users, may lead to broader restrictions and impairments on our marketing and personalization activities, may require significant changes to our business and may negatively impact our efforts to understand users.

Additionally, other countries outside of Europe and the United States, including countries we operate in or may in the future operate in, are considering enacting legislation implementing data protection requirements or imposing cross-border data transfer restrictions or laws requiring local data residency. For example, on May 27, 2019, the PDPA was published in the Royal Gazette of Thailand. The PDPA came into effect on June 1, 2022. There are uncertainties as to how the PDPA will be implemented in practice and how compliance with the PDPA will affect our operations. Non-compliance with such laws and regulations could result in significant penalties (for example, fines for certain breaches of the GDPR or the UK GDPR are up to the greater of €20 million/£17.5 million or 4% of total global annual turnover), restrictions on the conduct of our business and the manner in which we interact with our customers, and other regulatory sanctions. In addition, we may also face civil claims including class action type litigation (where individuals have alleged to suffered harm), potentially leading to significant liabilities, as well as associated costs, diversion of internal resources, and reputational harm. These possibilities, if adversely borne out, could have a negative impact on our business, results of operations and financial condition as well as reputational harm among consumers, investors, and strategic partners.

Although we make reasonable efforts to comply with all applicable data protection laws and regulations, our interpretations and efforts may prove to be insufficient or incorrect. We also make public statements about our use and disclosure of personal information through our privacy policy, information provided on our website and other public statements. Although we endeavor to ensure that such public statements are accurate and complete, we may at times fail to do so and be subject to potential regulatory or other legal action as a result. In addition, concerns or complaints about our data privacy and security practices (even if unfounded), or any failure, real or perceived, by us to comply with our posted privacy policies or with any legal or regulatory requirements, standards, certifications or orders or other privacy or consumer protection-related laws and regulations applicable to us, could cause our customers, riders and users to reduce their use of our products and services.

In addition, the regulatory framework for data privacy issues worldwide is currently evolving and is likely to remain uncertain for the foreseeable future, and it is possible that applicable laws and regulations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Any failure or perceived failure by us to comply with applicable privacy and data security laws and regulations, our privacy policies, or our privacy-related obligations to users or other third parties, or any compromise of security that results in the unauthorized access to or transfer of personal information or other customer data, may result in governmental enforcement actions, litigation or public statements against us by consumer advocacy groups or others and could cause our customers and users to lose trust in us, which would have an adverse effect on our reputation and business. We may also incur significant expenses to comply with privacy, consumer protection and security standards and controls imposed by laws, regulations, industry standards or contractual obligations.

Any significant change to applicable laws, regulations, enforcement or industry practices regarding the use or disclosure of our users’ data, or regarding the manner in which the express or implied consent of users for the use and disclosure of such data is obtained could require us to modify our services and features, possibly in a material and costly manner, may subject us to legal claims, regulatory enforcement actions and fines, and may limit our ability to develop new services and features that make use of the data that our users voluntarily share with us.

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

Our business may suffer if our products or features contain defects or fail to perform as expected. We may choose to or be compelled to undertake product recalls or take other similar actions, which could adversely affect our brand image, business, results of operations, financial condition and prospects.

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

Vehicle retail sales depend heavily on affordable interest rates, credit risk, and availability of credit for vehicle financing; a substantial increase in interest rates or decrease in availability of credit could materially and adversely affect our business, prospects, financial condition and operating results.

In certain regions, including Europe and North America, financing for new vehicle sales was available at relatively low interest rates for several years due to, among other things, accommodative government monetary policies. As government policies have tightened and interest rates have increased, market rates for new vehicle financing have risen as well, which may make our vehicles less affordable to customers or steer customers to less expensive vehicles (be it of other brands or lower cost Zapp models, if available), adversely affecting our operating results and financial condition. Additionally, if financial service providers tighten lending standards or restrict their lending to certain classes of credit, customers may not desire or be able to obtain financing to purchase our vehicles. As a result, a substantial increase in customer interest rates or tightening of lending standards could have a material adverse effect on our business, operating results, financial condition and prospects.

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

The battery packs used in our vehicles make use of lithium-ion cells which, if not properly managed or subject to environmental stresses, can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. While the battery pack is designed to include measures that prevent overheating that would result in such incidents, a field or testing failure of battery packs could occur, which could result in bodily injury or death and could subject us to lawsuits, product recalls or redesign efforts, all of which would be time consuming and expensive and could harm our brand image and results of operation. Also, negative public perceptions regarding the suitability of lithium-ion cells for automotive applications, the social and environmental impacts of mineral mining or procurement associated with the constituents of lithium-ion cells, or any future incident involving lithium-ion cells, such as a vehicle or other fire, could materially and adversely affect our reputation and business.

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

We may be subject, in the ordinary course of business, to losses resulting from product liability, accidents, acts of God and other claims against us, for which we may have inadequate insurance coverage. Our insurance policies may include significant deductibles or self-insured retentions, policy limitations and exclusions, and we cannot be certain that our insurance coverage will be sufficient to cover all future losses or claims against us. A loss that is uninsured or which exceeds applicable coverage limits may require us to pay substantial amounts, which may harm our financial condition and operating results.

We may be involved in legal proceedings in the ordinary course of our business. If the outcomes of such proceedings are adverse to us, our business, results of operations and financial condition may be adversely affected.

We may be involved in litigation and other contentious matters from time to time, the outcome of which could have a material adverse effect on our business, prospects, financial condition and operating results. Claims arising out of actual or alleged violations of law could be asserted against us by individuals and entities, either individually or through class actions, and by governmental entities in civil or criminal investigations and/or administrative proceedings. These claims could be asserted under a variety of laws, including but not limited to consumer finance laws, consumer protection laws, tort laws, environmental laws, intellectual property laws, privacy laws, labor and employment laws, securities laws and employee benefit laws. We may also become subject to allegations of discrimination or other similar misconduct, which, regardless of the ultimate outcome, may result in adverse publicity that could harm our brand, reputation and operations. Claims may also arise out of actual or alleged breaches of contract or other actual or alleged acts or omissions by or on behalf of us. These actions could expose us to adverse publicity and to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business. Even if we are successful in defending against legal claims, litigation could result in substantial costs and demand on management resources.

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

Our business also must be conducted in compliance with applicable economic and trade sanctions laws and regulations, such as those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council and other relevant sanctions authorities. Our global operations may expose us to the risk of violating, or being accused of violating, anti-corruption laws and economic and trade sanctions laws and regulations. Our failure to comply with these laws and regulations may expose us to reputational harm as well as significant penalties, including criminal fines, imprisonment, civil fines, disgorgement of profits, injunctions and debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive. Any non-compliance by our employees or representatives could result in our being held responsible, which could adversely and materially affect our reputation, business, operating results and financial condition.

In addition, non-compliance with anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, reputation, operating results and financial condition.

We and our supply chain partners are subject to numerous regulations. Unfavorable changes to, or failure by us or our supply chain partners to comply with, these regulations could substantially harm our business, prospects, financial condition and operating results.

We and our vehicles, and vehicles in general, as well as our third-party suppliers are or will be subject to substantial regulation under foreign, federal, state and local laws. We continue to evaluate requirements for licenses, approvals, certificates and governmental authorizations necessary to manufacture, sell, deploy or service our vehicles in the jurisdictions in which we plan to operate and, to the extent we have not already, intend to take such actions necessary to comply. We may experience difficulties in obtaining or complying with various licenses, approvals, certifications and other governmental authorizations necessary to manufacture, sell, deploy or service our vehicles in any of these jurisdictions. If we or our third-party suppliers are unable to obtain or comply with any of the licenses, approvals, certifications or other governmental authorizations necessary to carry out our operations in the jurisdictions in which we or they currently operate, or those jurisdictions in which we or they plan to operate in the future, our business, prospects, financial condition and operating results could be materially adversely affected. We expect to incur significant costs in complying with these regulations. Regulations related to the EV and alternative energy vehicle industries are evolving and we face risks associated with changes to these regulations, including, but not limited to, increased support for alternative fuel systems, which could have an impact on the acceptance of our vehicles and increased sensitivity by regulators to the needs of established automobile and motorcycle manufacturers, which could lead them to pass regulations that could reduce the compliance costs of such established manufacturers or mitigate the effects of government efforts to promote alternative fuel vehicles.

To the extent the laws change, our vehicles may not comply with or be positioned to take advantage of applicable laws and regulations, which may have an adverse effect on our business. Compliance with changing regulations could be burdensome, time consuming and expensive. To the extent compliance with new regulations is cost prohibitive, our business, operating results and financial condition could be adversely affected.

We are or may be subject to risks associated with strategic alliances or acquisitions, which could require significant management attention, disrupt our business, dilute shareholder value and adversely affect our operating results.

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

Any financial or economic crisis, or perceived threat of such a crisis, including a significant decrease in consumer confidence, may materially and adversely affect our business, results of operations and financial condition.

The global macroeconomic environment is challenging. The expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States, have resulted in higher than trend inflation across the world. While inflation has fallen in most major economies over the last 12-18 months, the risk of renewed inflationary pressures and the resulting impact on economic growth remains. It is unclear whether these challenges will be contained and what effects they each may have. Any prolonged slowdown in economic growth might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. Credit risks of customers and suppliers and other counterparty risks may also increase.

Sales of our vehicles depend in part on discretionary consumer spending and are even more exposed to adverse changes in general economic conditions, including inflation. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of our vehicles and our results of operations may be materially and adversely affected.

We have identified a material weakness in our internal control over financial reporting. If we fail to implement and maintain effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations and/or prevent fraud.

Although we are not yet subject to the attestation requirements of Section 404 of the Sarbanes-Oxley Act, in connection with the audit of our consolidated financial statements as of and for the year ended September 30, 2024, our management and our independent registered public accounting firm identified deficiencies in our internal control over financial reporting largely arising from our having too few staff within our operations with sufficient knowledge of, and experience in, technical accounting and reporting matters. These deficiencies included: (a) a lack of formal records relating to internal control procedures and segregation of duties surrounding our financial statement close process; (b) a lack of formal inventory management procedures and inadequate application thereof; (c) inadequate segregation of duties within the transaction approval process; and (d) our controls and monitoring activities not being effective to ascertain whether the components of our internal control are present and functioning. We concluded that, in the aggregate, the deficiencies represented a material weakness in our internal control over financial reporting. A deficiency in internal controls exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected on a timely basis.

While we have identified measures to remedy the material weakness, we have not yet implemented all of these measures and cannot predict the success of such measures or the time it will take to remedy such deficiencies, assuming we are able to do so. We may incur significant costs in the implementation of such measures, which may place a significant strain on our management, operational and financial resources and systems for the foreseeable future, and can give no assurance that these measures will remediate the material weakness in internal control or that additional significant deficiencies or material weaknesses in our internal control over financial reporting will not be identified in the future. We intend as an “emerging growth company” to take advantage of applicable exemptions from certain reporting requirements that are applicable to most other public companies, including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act (requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting). This may mean that any remedial measures we take to remedy control deficiencies will not be independently verified until such time as we no longer qualify as an “emerging growth company”.

Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that may lead to a restatement of our financial statements or cause us to fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting of our Shares from Nasdaq, regulatory investigations and civil or criminal sanctions.

The growth and expansion of our business may place a significant strain on our operational and financial resources in the future. Further growth of our operations to support our customer base, our platform and our internal controls and procedures may not be adequate to support our operations. We may not be able to successfully implement requisite improvements to our internal control systems, controls and processes, such as system access and change management controls, in a timely or efficient manner. Our failure to improve our systems and processes, or their failure to operate in the intended manner, whether as a result of the growth of our business or otherwise, may result in our inability to accurately forecast our revenue and expenses, or to prevent certain losses. Moreover, the failure of our systems and processes could undermine our ability to provide accurate, timely and reliable reports on our financial and operating results and could impact the effectiveness of our internal control over financial reporting.

Unexpected termination of leases or failure to renew leases of any of our existing premises on acceptable terms could materially and adversely affect our business.

We currently lease the premises for our research and development facility, manufacturing facility, and offices. We cannot assure you that we will be able to renew the relevant lease agreements without substantial additional cost or increases in the rents payable by us. If one or more such lease agreements is renewed at a rent substantially higher than the current rate, or current favorable terms granted by the lessor(s) are not extended, our business and results of operations may be adversely affected.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results of operations and financial condition.

We may be subject to taxes by tax authorities in the markets in which we plan to operate. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

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

As a result of our plans to expand operations, including to jurisdictions in which the tax laws may not be favorable, our effective tax rate may fluctuate, our tax obligations may become significantly more complex and subject to greater risk of examination by taxing authorities or we may be subject to future changes in tax law, and the impacts of such developments could adversely affect our after-tax profitability and financial results overall.

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

We may grant RSUs and other types of awards under equity compensation plans, which may result in increased share-based compensation expenses.

We have granted and intend to grant share-based compensation to employees, directors and consultants to retain their services, incentivize their performance and align their interests with our shareholders’ interests. We believe the granting of share-based compensation is important to our ability to attract and retain key personnel and employees, and we may grant substantial additional share-based compensation to employees in the near term and in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our operating results and financial condition.

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

A variety of organizations measure the performance of companies on such ESG topics, and the results of these assessments are widely publicized. In addition, investments in funds that specialize in companies that perform well in such assessments are increasingly popular, and major institutional investors have publicly emphasized the importance of such ESG measures to their investment decisions. Topics taken into account in such assessments include, among others, the company’s efforts and impacts on climate change and human rights, ethics and compliance with law and the role of the company’s board of directors in supervising various sustainability issues. In light of investors’ increased focus on ESG matters, there can be no certainty that we will manage such issues successfully, or that we will successfully meet investors’ ESG expectations or achieve our financial goals.

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

Certain data and information in this Annual Report were obtained from third-party sources and were not independently verified by us. Accordingly, you should not place undue reliance on such information.

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

Our business, results of operations, financial condition and prospects may be adversely affected by pandemics and epidemics, natural disasters, actual or threatened war, terrorist activities, political unrest, and other outbreaks.

We face various risks related to public health issues, including epidemics, pandemics and other outbreaks. We also face various risks related to natural disasters, including hurricanes, earthquakes, tsunamis or other natural disasters. Such public health issues or natural disasters could disrupt our business operations, reduce or restrict our supply of materials and services, result in us incurring significant costs to protect our employees and facilities or result in regional or global economic distress, which may materially and adversely affect our business, financial condition and operating results. Actual or threatened war, including the conflicts in Ukraine and the Middle East, terrorist activities, political unrest, civil strife and other geopolitical uncertainty could have a similar adverse effect on our business, prospects, financial condition and operating results. Any one or more of these events may impede our production and delivery efforts and adversely affect our sales results, which could materially and adversely affect our business, financial condition and operating results.

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

We may need to defend ourselves against claims of infringement of intellectual property rights, which may be time-consuming and would cause us to incur substantial costs. We may incur significant costs and expenses in connection with protecting and enforcing our intellectual property rights, including through litigation.

Companies, organizations, or individuals, including our competitors, may currently hold or obtain in the future patents, trademarks or other proprietary or intellectual property that would prevent, limit or interfere with our ability to make, use, develop, sell or market our vehicles, components or other goods and services, which could make it more difficult for us to operate our business. From time to time, we may receive communications from holders of patents, trademarks, trade secrets or other intellectual property or proprietary rights alleging that we are infringing, misappropriating, diluting or otherwise violating such rights. Such parties may bring suits against us alleging infringement or other violation of such rights, or otherwise assert their rights and urge us to take licenses to their intellectual property. While we endeavor at all times to avoid infringing the rights of others, we may unknowingly do so. In the event that a claim relating to intellectual property is asserted against us, our suppliers or our third-party licensors, or if third parties not affiliated with us hold patents that relate to our products or technology, we may need to seek licenses to such intellectual property or seek to challenge those patents. Even if we are able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us. In addition, we may be unable to obtain these licenses on commercially reasonable terms, if at all, and our challenge of third-party patents may be unsuccessful. Litigation or other legal proceedings relating to intellectual property claims, regardless of merit, may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. Further, if we are determined to have infringed upon a third party’s intellectual property, we may be required to do one or more of the following:

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

We have applied for patent protection relating to certain of our existing and proposed products. However, we cannot assure you that any of our patent applications will lead to issuance of patents or that if such patents are issued, they will be of sufficient scope or strength to provide our technologies with any meaningful protection or our business with any commercial protection. Further, once issued, the patents we own could be challenged, invalidated or circumvented by others. Moreover, we cannot assure you that competitors will not infringe our patents or that we will have adequate resources to enforce our patents.

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

Despite our efforts to protect our intellectual property, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that our intellectual property is invalid or unenforceable, or that they do not infringe upon our intellectual property. Monitoring unauthorized use of our intellectual property is difficult and costly, and the steps we have taken or may take in the future in an effort to prevent infringement or misappropriation may not be successful. From time to time, we may have to resort to litigation to enforce our intellectual property, which could result in substantial costs and diversion of our resources. We have registered the “Zapp” logo as trademarks in the UK and EU, as well as certain other jurisdictions. Additionally, we are the registered proprietors of the registered EU and UK trademarks for the word mark “ZAPP.” We have been involved in a number of opposition proceedings in the relevant intellectual property offices in the UK and certain countries in Europe regarding third parties’ registrations of the Zapp name as a trademark. As of the date of this Annual Report, we have threatened legal action against a UK-based entity due to its infringing use of a logo containing the word “Zapp” in the UK in connection with their business, including on their vehicles and other items upon which the logo appears. We have also filed opposition proceedings against such entity’s trademark applications pertaining to such logo in the UK. As the entity appears recently to have altered its business model and ceased of its own accord to conduct a consumer-facing business, the subject dispute may be moot, but if not, and we are unable to resolve such dispute in an amicable manner or on terms acceptable to us, we may be required to litigate to protect our rights, which may be expensive, could cause a diversion of resources, and may not be successful.

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

We use open source software in connection with the development and deployment of our products and services, and we expect to continue to use open source software in the future. Companies that use open source software in connection with their products have, from time to time, faced claims challenging the use of open source software and/or compliance with open source license terms. As a result, we could be subject to actions by parties claiming ownership of what we believe to be open source software or claiming noncompliance with open source licensing terms. Some open source software licenses may require users who distribute proprietary software containing or linked to open source software to publicly disclose all or part of the source code to such proprietary software and/or make available any derivative works of the open source code under the same open source license, which could include proprietary source code. In such cases, the open source software license may also restrict us from charging fees to licensees for their use of our software. While we monitor the use of open source software and try to ensure that open source software is not used in a manner that would subject our proprietary source code to these requirements and restrictions, such use could inadvertently occur, in part because open source license terms are often ambiguous and have generally not been interpreted by U.S. or foreign courts.

We will depend initially on revenue generated from one model of EVP2W, the i300, and in the foreseeable future our revenue will depend on sales of a small lineup of EVP2W models.

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

We operate in multiple jurisdictions and plan to expand to additional jurisdictions, which exposes us to the effects of fluctuations in currency exchange rates. We expect to earn revenue denominated in Pounds Sterling, Euros and U.S. dollars, among other currencies, while our costs and expenses are incurred in a variety of foreign currencies, including Thai Baht. Fluctuations in the exchange rates between the various currencies that we use could result in expenses being higher and revenue being lower than would be the case if exchange rates were stable or if we were operating and reporting in one currency. We have not but may in the future choose to enter into hedging arrangements to manage foreign currency transaction exposures, but such activity may not completely eliminate fluctuations in our operating results due to currency exchange rate changes. Hedging arrangements are inherently risky, and could expose us to additional risks that could adversely affect our business, prospects, financial condition and operating results. We cannot assure you that movements in foreign currency exchange rates will not have a material adverse effect on our results of operations in future periods.

Risks Related to Ownership of our Securities

We have received written notices from Nasdaq that we are not in compliance with Nasdaq’s requirements for continued listing of our Shares; if we are unable to regain compliance with all such requirements, we could be delisted from Nasdaq, which would negatively impact our business, our ability to raise capital, and the market price and liquidity of the market for our Shares.

On September 30, 2024, we received a written notification (the “Notification Letter”) from Nasdaq that the Company is not in compliance with the minimum market value of listed securities set forth in Nasdaq’s rules for continued listing on The Nasdaq Capital Market. Nasdaq Listing Rule 5550(b)(2) requires primary securities listed on the Nasdaq Capital Market to maintain a minimum market value of listed securities of $35,000,000, and Listing Rule 5810(c)(3)(C) provides that a failure to meet the minimum market value of listed securities requirement exists if a deficiency under Rule 5550(b)(2) continues for a period of 30 consecutive business days. Based on the market value of listed securities for a period of greater than 30 consecutive business days prior to September 27, 2024 and continuing to the present, the Company is not in compliance with the foregoing minimum market value of listed securities requirement.

The Notification Letter has no immediate effect on the listing of the ordinary shares, which will continue to trade on The Nasdaq Capital Market under the symbol “ZAPP.”

In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company has a cure period of 180 calendar days, or until March 31, 2025 (the “Compliance Period”), to regain compliance with the foregoing minimum market value of listed securities requirement. To regain compliance, the market value of the Company’s listed securities must meet or exceed $35,000,000 for at least 10 consecutive business days during the Compliance Period. If the Company does not regain compliance during such period, Nasdaq will provide written notice that the Company’s ordinary shares are subject to delisting. In that event, the Company may appeal such determination to a listings appeal panel, but there can be no assurance of success in this regard..

If our Shares are delisted by Nasdaq, the Shares may be eligible for quotation on an over-the-counter quotation system or on “the pink sheets” but will lack the benefits and market efficiencies associated with a Nasdaq listing. Upon delisting, our Shares would become subject to the regulations of the SEC relating to the market for penny stocks. A penny stock is any equity security not traded on a national securities exchange that has a market price of less than $5.00 per share. The regulations applicable to penny stocks may severely affect market liquidity in respect of our Shares and could limit the ability of shareholders to obtain accurate quotations as to the market value of and/or dispose of our Shares. In such case, there can be no assurance that our Shares will again be eligible for listing on any recognized exchange.

In addition, delisting from Nasdaq, should it occur, is an event of default under the New SEPA and could adversely affect our ability to raise additional equity capital through public or private sales of Shares or other equity securities. Delisting from Nasdaq also would have other negative consequences, including the potential loss of confidence by employees and customers, the loss of institutional investor interest and fewer business development opportunities.

The market price and trading volume of our Ordinary Shares may be volatile and could decline significantly.

Nasdaq, on which our Ordinary Shares are listed, and other stock markets have from time to time experienced significant price and volume fluctuations. The market prices of our Shares may be volatile and could decline significantly. In addition, the trading volumes in our Shares may fluctuate and cause significant price variations to occur. There can be no assurance that the market price of our Ordinary Shares will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

•
the adverse realization of any of the risk factors presented in this Report;
•
actual or anticipated differences in our estimates, or in the estimates of analysts, for our revenues, results of operations, cash flows, liquidity or financial condition;
•
announcements by us or our competitors of significant business developments or setbacks;
•
loss of customers;
•
acquisitions or expansion plans;

•
our involvement in litigation;
•
sales of our Ordinary Shares or other securities in the future;
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
•
general economic and market conditions.

In addition, broad market and industry factors may materially harm the market price of our Ordinary Shares, regardless of our operating performance. Significant declines in the market price of a company’s securities may lead to shareholder securities class action litigation. If at any time we face such litigation, we may incur substantial costs and diversion of management attention even if the claims asserted are of no merit.

We may redeem your warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

We have the ability to redeem the outstanding warrants at any time prior to their expiration, at a price of $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption, provided that the last reported sales price of our Shares equals or exceeds $200.00 per share and is less than $360.00 per share (which may be further adjusted in future for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which we give proper notice of such redemption and provided certain other conditions are met, including that holders will be able to exercise their warrants on a “cashless” basis prior to redemption for a number of Shares determined based on the redemption date and the fair market value of the Shares.

In addition, we have the ability to redeem the outstanding warrants (other than the private placement warrants) at any time at a price of $0.01 per warrant, provided that the last reported sales price of our Shares equals or exceeds $360.00 per share (which may be further adjusted in future for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which we give proper notice of such redemption and provided certain other conditions are met. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying Shares for sale under all applicable state securities laws. Redemption of the outstanding warrants could force you (i) to exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (iii) to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants.

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

Furthermore, even after we no longer qualify as an “emerging growth company,” as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, but not limited to: the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of securities registered under the Exchange Act; the sections of the Exchange Act requiring insiders to file public reports of their ownership of Shares and trading activities and imposing liability for insiders who profit from round-turn trades made within a short period of time; the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information; and the requirement under the Exchange Act to file current reports on Form 8-K upon the occurrence of specified significant events. In addition, we will not be required to file annual reports and financial statements with the SEC as promptly as are U.S. domestic registrants. Furthermore, there is the risk that we do not file such annual reports and financial statements with the SEC timely. For example, due to certain delays in the audit of our financial statements for the fiscal year ended September 30, 2023, our Annual Report on Form 20-F for such fiscal year was not filed timely, and there is a risk that our future filings with the SEC may not be filed timely as well. Lastly, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

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

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on March 31, 2025.

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

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt, and have adopted, certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards applicable to domestic U.S. companies; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

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

For the time being, we have a majority-independent board of directors and a compensation committee consisting of independent directors, a nominating and corporate governance committee consisting of independent directors, and our board regularly convenes executive sessions. However, we recently adopted home country practice in lieu of compliance with Nasdaq Rule 5635(d), such that approval by our board of directors only, rather than shareholder approval as per that the rule, is required for certain transactions involving the sale, issuance or potential issuance of Ordinary Shares equaling 20% or more of the Ordinary Shares outstanding before the issuance. Similarly, we intend to rely on the exemption referenced above to implement and make grants under an equity compensation plan with board approval alone rather than with shareholder approval. As a result, you will not enjoy all the benefits of the Nasdaq corporate governance requirements applicable to U.S. domestic public companies.

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

In addition, our corporate affairs are governed by our Amended and Restated Memorandum and Articles of Association (our “Articles”), the Cayman Islands Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against company directors, actions by minority shareholders against to the Company, and the fiduciary duties of our directors to the Company are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities law than the United States, and some U.S. states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies and their shareholders may not have standing to initiate a shareholder derivative action in the United States.

Shareholders of Cayman Islands exempted companies like our Company have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, a list of the current directors of the company and the register of mortgages and charges) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our Articles to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but we are not obliged to make them available to the shareholders (subject to limited circumstances in which an inspector may be appointed to report on our affairs). This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

Our Articles designate the Cayman Islands as the exclusive forum for certain litigation that may be initiated by our shareholders and the federal district courts of the United States as the exclusive forum for litigation arising under the Securities Act, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our Articles, unless we consent in writing to the selection of an alternative forum, the courts of the Cayman Islands shall, to the maximum extent permitted by law, have exclusive jurisdiction over any dispute, controversy or claim arising out of or in connection with our Articles or otherwise related in any way to each shareholder’s shareholding in us, including but not limited to (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees or ours shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or our Articles, or (iv) any action asserting a claim against us concerning our internal affairs; provided that, for the avoidance of doubt, the foregoing forum selection provision will not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act or the Exchange Act or any other claim based on securities laws for which the federal district courts of the United States have exclusive jurisdiction.

Our Articles also provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Our Articles further provide that any person or entity purchasing or otherwise acquiring any interest in our Shares is deemed to have notice of and consented to the provisions of our Articles described above.

The forum selection provisions in our Articles may increase a shareholder’s cost and limit the shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation, memorandum and articles of association and/or equivalent constitutional documents has been challenged in legal proceedings and there is uncertainty as to whether a court would enforce such provisions. In addition, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. It is possible that a court could find such provisions to be inapplicable or unenforceable, and if a court were to find such provisions in our Articles to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could have adverse effect on our business, results of operations and financial condition.

Concentration of ownership among our existing executive officers, directors and their affiliates may prevent new investors from influencing significant corporate decisions.

As of January 28, 2025, our directors, executive officers and their affiliates as a group beneficially own approximately 21.0% of our issued and outstanding Ordinary Shares. As a result, these shareholders are able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors, any amendment of the Articles and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control or changes in management and will make the approval of certain transactions difficult or impossible without the support of these shareholders.

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

The Company’s Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “ZAPP”.

“Zapp” is a registered trademark of Zapp UK in the United Kingdom and other countries. Zapp UK, a wholly-owned subsidiary of the Company, was incorporated in 2017 and unveiled the proof-of-concept of Zapp’s first product, the i300 motorcycle, in 2019. Since then, Zapp has received nine design awards and was granted patents related to, among others, the i300’s exoskeleton and removable fender.

The principal executive office of the Company is 87/1 Wireless Road, 26/F Capital Tower, All Seasons Place, Lumpini, Pathumwan, Bangkok 10330, Thailand and its telephone number is +66 2654 3550. As described elsewhere in this Annual Report, the Company utilizes an asset-light business model that seeks to minimize capital expenditures, primarily through outsourced production of the i300. See also Note 13 – Property, plant and equipment to our audited consolidated financial statements included in Item 18 – Financial Information of this Annual Report for further information on capital expenditures. The Company has received single-vehicle approvals to sell i300 in the United Kingdom and in September 2024 it completed homologation with the Department of Land Transportation in Thailand to sell i300 in the country. In November 2024, our application for ECWVTA was submitted to the Competent Authority in Ireland. It can take up to twelve weeks or more for the Competent Authority to issue the required ECWVTA certificate, allowing us to sell and deliver i300 vehicles throughout the EU and other countries that recognize EU certification.

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

B. Business Overview

Design-led electric personal urban mobility solutions

We are on a mission to revolutionize personal urban mobility through the commercial development of Zapp, a British electric vehicle brand.

Our first product, the i300 electric urban motorcycle, was designed from the ground up leveraging the advantages of electrification, and we believe the resulting new vehicle architecture provides an attractive value proposition by combining high-performance specifications typically associated with larger “step-over” motorcycles with the convenience of a “step-through” form factor more suitable for urban environments.

This design-led approach extends beyond the product itself. Zapp seeks to provide a premium experience throughout the entire customer journey. With our long-standing passion for P2W vehicles, extensive market analysis, deep understanding of the technologies behind electrification required to design high-performance “EVP2W” vehicles, and focus on effective supply chain management, our aim is to establish a new:

•
category of product;
•
vehicle design and architecture;
•
level of vehicle performance and practicality;
•
customer purchase experience;
•
customer ownership experience; and
•
manufacturing model in the P2W sector that is asset-light and capital efficient.

We believe key company and product differentiators position Zapp to capture market share in a rapidly growing global P2W Market, which was approximately $114 billion in 2023. In addition to underlying organic growth in the demand for P2Ws, growth in sales of EVP2Ws is expected to outpace that of ICEP2W. We believe many consumers in the P2W Market today are ready to transition to an EVP2W either by trading-up to a premium EVP2W from their current small capacity ICEP2W while retaining a high degree of maneuverability, or to downsize in price to an EVP2W from their larger capacity ICEP2W without compromising high-performance specifications.

Our business model is built to scale

We utilize an asset-light and capital efficient business model. In December 2024, we opened a new micro-factory reference site in the Bangkok Free Trade Zone industrial park in Thailand. This ISO 9001:2015 certified micro-factory can deliver up to 21,500 units per year from 12,000 square feet of space and fulfill orders in Thailand as well as export internationally into key markets in Southeast Asia and Europe. Further, this cost-effective micro-factory system can be replicated in other regions with high demand for EVP2Ws, including the Indian subcontinent and South America, and subsequently be operated by us or transferred to a contract manufacturer to operate according to our specifications. Additionally, we continue to have a commitment from Summit, a large and established automotive manufacturing company based in Southeast Asia serving many global automobile brands, which we expect would allow us to quickly scale production capacity up to 300,000 units by 2026 without incurring significant capital expenditures.

Our exoskeleton design simplifies our manufacturing process. The i300 consists of less than 150 total component parts. Our vehicle assembly process requires only 105 steps. This compares to other ICEP2W manufacturers that are estimated to require more than 2,000 components for each vehicle, which are assembled in up to 150 steps.

Furthermore, we are qualified for and have already obtained an export receivables financing credit line from EXIM. The receivables financing significantly lowers our working capital requirements once in production since EXIM will provide letters of credit to finance production of our vehicles for export, which are secured by the related customer purchase orders. We believe this capital-efficient financing structure, together with our asset-light production arrangements, positions us to achieve positive free cash flow in a shorter time frame compared to other selected EV peers.

Our core design and technology innovations enable ideal product positioning of the i300

We aim to redefine urban mobility and create a new product category with our high-performance EVP2Ws, with vehicles that combine the convenience and ease-of-use of the step-through form factor with specifications and performance attributes usually associated with step-over models.

Our proprietary exoskeleton architecture creates a brand DNA that we believe is easily identifiable by consumers. Our first product, the i300, has won nine international design awards, including the iF DESIGN AWARD, Red Dot Design Award, American Good Design® Award, German Design Award, European Product Design Award, Australian Good Design Award, Korean Good Design Award, Muse Design Award, and the A’ Design Award. Furthermore, the Z-shaped exoskeleton provides significant performance benefits by lowering the center of gravity and overall weight of the vehicle relative to many key competitors’ products.

The i300’s award-winning design is further enhanced by our use of premium motorcycle components. The i300’s product positioning and differentiation includes acceleration times of 0 to 30mph in 2.3 seconds and 0 to 50mph in 5.0 seconds as well as compact dimensions, offering greater urban agility and recognizable premium suspension and braking components. These product attributes will allow us to position ourselves as a premium British brand worldwide at a competitive price point.

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

Two batteries are included as standard equipment on the i300 and may be used individually or in combination. An optional third battery may also be purchased by customers and stored in the under-seat storage box to further increase vehicle range.

Our premium customer experience

We believe our differentiated customer experience will position Zapp to appeal to a broader P2W consumer base due to the following factors:

Personalization: Our website offers and displays automotive levels of personalization via an online vehicle configurator, which will allow customers to select and view extensive combinations for direct ordering without having to take the desired configuration to a local dealer.

Drop-ship-direct-to-customers (DSDTC): We anticipate that our DSDTC process will create a seamless customer experience for Zapp customers, from the first time they visit our website to the moment they take delivery of their vehicle at their requested destination. Fulfillment will be handled by our Zappers (franchised delivery technicians) in our Zapp-branded delivery vans directly to the customer’s location. Zappers will then follow through with easy-to-coordinate at-home vehicle maintenance throughout the period of ownership.

Omnichannel: We expect to use a multi-pronged marketing effort to establish our brand and drive customer demand. Our marketing efforts will include digital, influencer, outdoor, live event and other forms of paid media. Our website forms the front end of our full-stack e-commerce platform. We plan to expand our fixed-price, agency-based, physical retail point-of-sale program through authorized resellers in key urban centers. We are at various stages of planning additional boutiques and pop-up locations globally, and we have received numerous reseller applications. We also plan to engage nationally and internationally recognized influencers, artists, and personalities as our online resellers to gain brand recognition through their audiences. All channels, including all resellers, will be directed to our full-stack e-commerce platform.

Order processing: Our full-stack e-commerce platform is configured to generate purchase orders, which will be distributed to the relevant production facility, EXIM, our customer relationship management team, and our consumer leasing and insurance partners. We believe this will provide for a seamless experience for consumers within our DSDTC process.

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

Our Market Opportunity

According to Fortune Business Insights, the P2W Market, including both ICEP2Ws and EVP2Ws, was estimated to be $114 billion in 2023, of which $10 billion was sales of EVP2Ws, representing 8% penetration of electric vehicles. The P2W Market is expected to grow at a 7% CAGR from $114 billion in 2023 to $201 billion by 2032. During the same period, the EVP2W market is expected to increase at a CAGR of approximately 29% to $106 billion, reaching 53% penetration of electric vehicles.

Of an estimated 57 million units sold globally in 2023, more than 80% of these purchases were in Asia. In the US, P2W are more often a consumer discretionary purchase for luxury or recreation, rather than the vehicles serving as a critical component of the urban transport network. A total of 17 million units were sold in India in 2023 and the premium segment in the country, defined as all non-standard step-over motorcycles designed for higher speeds, equipped with better acceleration and handling, and typically includes an engine displacement of more than 250cc, was 4.2 million units in 2023, or more than double the total of all units sold in the United States and Europe combined.

We have completed homologation in Thailand, which is the fifth largest market for sales of P2W globally and where 84% of all households already own at least one P2W.

In addition to India and more countries in Southeast Asia, Zapp plans to establish itself as a premium brand in the countries in Europe where the most motorcycles are sold, which includes France, Italy, Spain, Germany, and the United Kingdom.

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

This product positioning is designed to capitalize on two important segments of the P2W Market. First, our product addresses consumer demands for both the scooter and light motorcycle segments, which together comprise a majority of P2W sales in the largest geographic markets globally according to a study by McKinsey. Additionally, even though lower performance and lower priced P2Ws currently represent more than 80% of units sold globally, the premium segment that includes sport and cruiser motorcycles represented more than 40% of the global market share by value in 2023.

Furthermore, we believe favorable regulatory tailwinds will accelerate the electrification of the P2W market. More and more cities, especially in Europe, are implementing fossil fuel prohibition and penalization for ICEP2Ws. In addition, financial incentives from local governments are expected to be an additional factor in driving adoption of EVP2Ws.

Select European cities with a Low Emission Zone affecting ICEP2W	European countries with a target to ban ICE vehicles between 2030-2040
Amsterdam	Denmark
Athens	France
Bergen	Iceland
Bristol	Ireland
Brussels	Netherlands
Copenhagen	Norway
Frankfurt	Slovenia
Glasgow	Spain
London	Sweden
Madrid	United Kingdom
Milan
Oslo
Oxford
Paris
Rome
Stockholm

Our Strategy

The key elements of our strategy include:

Premium lifestyle brand positioning. Zapp aims to establish our premium lifestyle brand position in opinion-leader urban areas across Europe and Asia.

Consumer financing available at point-of-sale. We have partnered with the Paris-based fintech firm Younited SA, which offers European customers its Younited Pay instant credit payment solution when completing an order. Younited Pay offers configurable payment plans that fit the customer’s needs and preferences, including partial or full financing, with payments spread across a timeframe that the customer selects. The process is transparent, with no hidden fees or charges. We anticipate using similar partners offering similar services when launching distribution outside Europe. In Thailand, the Government Savings Bank already provides consumer financing packages for electric vehicles, including i300, and we expect Zapp will be prequalified as a counterparty for Ayudhya Lease PLC, an affiliate of Bank of Ayudhya and MUFG Bank, to provide consumers with both financing and insurance packages.

Daily commuter market opportunity. Our EVP2Ws target the daily urban commuter. With our pricing strategy, when combined with the availability of consumer financing, we believe these consumers will have options to purchase an i300 at an attractive monthly payment, which may also be competitively priced compared to monthly fares for using public transportation networks. Furthermore, we believe that the total cost of owning a Zapp EVP2W, considering savings from gasoline and maintenance costs, as well as in-city operating surcharges, will narrow the monthly payment difference compared to traditional ICEP2W vehicles.

Recruitment of authorized resellers and online resellers. Our go-to-market approach is omnichannel, with both offline and online channels. We are seeking out and intending to appoint well-established retailers as our first authorized resellers, thereby positioning our brand and products alongside their existing portfolio. In addition, they bring expertise in retailing premium branded products to consumers in their markets. Online resellers and affinity partners will be recruited to drive additional sales leads through their owned channels to our e-commerce site. Zappers will provide delivery and mobile service from Zapper Vans, through our DSDTC model.

Responsible expansion of markets. Based on our research of premium P2W volume sales, favorable market characteristics and policies, and the status of certain countries as global opinion-leaders for premium P2W products, we plan to launch the Zapp brand and i300 product lineup in Thailand, before wider expansion to include India, more countries in Southeast Asia, and Europe. We have launched in Thailand, as it is the fifth largest market for sales of P2W globally and where 84% of all households already own at least one P2W. Further, we opened a new micro-factory reference site in the Bangkok Free Trade Zone industrial park in Thailand, which will fulfill orders in Thailand as well as exports internationally into key markets in Southeast Asia and Europe.

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

The i300 offers the following features and benefits:

•
Stylish design - The i300 was designed to balance form with function. The i300 components combine to create a striking design alongside high performance. The distinctive ‘Z’-shaped exoskeleton, the rear swing arm, the upside-down front forks, four-piston brake calipers, fully floating cross-drilled disc brakes, single-sided rear swing arm and adjustable pushrod rear coilover suspension are all integrated design elements creating a stylish, eye-catching EVP2W in a step-through format. Many of the i300’s features are normally found only on larger high performance road bikes.
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
•
Roadholding– The adjustable rear coilover suspension is coupled with ultra-low-profile tires. These features, along with a very low center of gravity, contribute to the i300’s superb overall road handling.
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
o
We have a patented easily-interchangeable fender feature that allows consumers to personalize and change the color and patterns on the fender.
o
The flexibility to incorporate the various design options at the time of order provides consumers the ability to incorporate their own personal preferences into the style of the Zapp vehicle.
o
Our technology design, manufacturing process and consumer connectivity position the Company to evolve its range of product options as consumers’ style preferences change.

•
Storage Options – Unlike many EVP2Ws, which use under-seat space to store batteries, the i300’s battery packs are stored in an underfoot compartment, allowing Zapp to offer several under-seat storage options. Consumers also have an option to purchase an accessory frame or a 25.7 liter storage box.

Approach to Manufacturing

We opened a new micro-factory reference site in the Bangkok Free Trade Zone industrial park in Thailand in December 2024, which utilizes manufacturing innovations developed in-house and can be either operated by us or transferred to contract manufacturing partners to operate according to our specifications. Further, we continue to have a commitment from Summit, a leading automotive sector contract manufacturer, which we expect would allow us to quickly scale production capacity up to 300,000 units by 2026 without incurring significant capital expenditures.

With its geographic location and government support, Thailand has become one of the largest auto parts producers in Southeast Asia. Many global automotive brands have manufacturing bases in Thailand. Thailand has Free Trade Agreements with 18 countries around the world and is considered an important trade partner of both the US and the EU. The Thai government also established EXIM in 1993 to promote and support Thai exports, imports and investments by providing businesses with credit facilities, guarantees, insurance and other services.

As we launch commercially in more countries, our micro-factory system can be replicated in other regions with high demand for EVP2Ws, including the India subcontinent and South America.

Our battery packs and chargers are manufactured according to our specifications by an established supplier based in China that supplies various electrical products to the U.S., EU and other markets. The relevant supplier agreement specifies that these products shall meet our design and quality specifications. Through our supply chain development process, we have identified other comparable manufacturers who can provide battery packs and chargers that meet our specifications, if necessary.

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

We plan to utilize an omnichannel sales and marketing approach through both offline and online referrals. The typical Zapp customer journey will begin through our digital platform. We plan to utilize social media, such as Instagram, Facebook and TikTok to educate customers regarding our brand and the value proposition of our products. Furthermore, we plan to leverage influencers and affinity partners as online resellers to broaden our reach to potential customers. These initial engagements aim to drive customers to our website to learn more about our story and the i300. On the website, customers can experience our online vehicle configurator, which provides an immersive and customizable opportunity to interact with our vehicles in a virtual setting. From there, the customer would have the option to either place an order online or visit our in-person locations. We believe that our DSDTC sales model, combined with a digitally enhanced premium experience through our website and a refined in-store experience, creates opportunities for us to tailor our service to each customer’s purchase and ownership preferences. Our in-person locations will serve as sales channels and as marketing tools in high-foot-traffic areas within urban areas. Customers will have the option to visit a boutique or pop-up store in person, make their inquiries entirely online, or a combination of the two experiences.

We plan to utilize third party authorized resellers for boutiques located in high footfall locations and/or strategically placed near luxury brand outlets. The authorized resellers will serve as a point of sales for customers who still enjoy the in-person retail experience. The authorized reseller locations will be designed to allow potential customers the opportunity to test ride the i300 and experience its high-performance characteristics. Authorized resellers will act as agents and earn a fixed commission based on the price offered on our website. This will avoid haggling, which is reportedly a major negative customer experience. We have received numerous reseller applications globally.

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

Drop-Ship-Direct-To-Customer Process

Purchase orders from all sales channels are consolidated through our full-stack, global e-commerce platform, which is directly linked to our customer relationship management, production and assembly systems. Purchase orders will be passed on to the assembly facility, which will manufacture our vehicles according to customer specifications. All purchase orders for exports from Thailand are used to secure a letter of credit issued by EXIM, which reduces capital required for upfront inventory costs. After assembly, our vehicles are then shipped to short-term warehouse facilities in end markets, where our service agents (Zappers) complete pre-delivery inspection and customer documentation before delivering the vehicles directly to our customers.

Customer Service

We plan to provide premium after-sales service to our customers through our franchised, Zapp-trained service agents (Zappers), who will operate our purpose-built mobile service vehicles. Customers will be able to book appointments with Zappers at customer-specified locations and times for a range of services. Each Zapper van will be equipped with a full tool set and spare parts inventory.

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

Recyclability

There are fewer than 150 components in the i300, in the following groups:

•
Metallic parts: All the steel and aluminum parts of the vehicles are recyclable.
•
Composite and polymer parts: The materials of the main body of certain versions of the i300 are recyclable and made from either NONA carbon fiber and natural fiber core (both of which use only 1% of the typical composite component) or ocean-recycled polypropylene.
•
Electronics: The i300 is manufactured with recyclable electronic components which are compliant with the Waste from Electrical and Electronic Equipment directive (Directive 2012/19/EU).
•
Tires: The i300 is manufactured with tires made from recyclable materials.

Environmental Impact and Carbon Saving

Assuming 5,000 miles per annum usage of the vehicle, driving an i300 produces 0.8 metric tons less carbon dioxide equivalent greenhouse gas (CO2e) per year than an equivalent 300cc ICE motorcycle and 1.6 metric tons less CO2e than a EURO5 small hatchback car. Based on these assumptions, there would be annual CO2e savings of 8,000 to 16,000 metric tons for every 10,000 units of i300 sold. Comparing to public transport vehicles, 50 units of the i300 could replace one 50-seat electric bus, with net savings of 6.0 metric tons in lithium-ion battery cells.

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

As of September 30, 2024, we had applied for a total of 37 patents, design patents and utility/petty patents related to the design, architecture and innovations making up our EVP2Ws in various territories around the world, of which 20 have been granted. This includes the granting of two patents related to the Z-shaped exoskeleton and removable front fender. We intend to continue to regularly assess opportunities for seeking patent protection for those aspects of our technology, designs, and methodologies that we believe provide us with a meaningful competitive advantage.

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

Seasonality

As a seller of EVP2Ws, we expect there to be an impact from seasonality, primarily due to weather. Orders for our vehicles are generally expected to be higher during warmer months and lower during winter or colder months.

For revenue from sales in urban areas with warmer climates and little cold weather, we anticipate seasonality will not be significant. In Europe we expect revenue to be higher in the months of March through September, correlating with higher deliveries and when we plan to offer most of our potential customer ride experiences. During the months of October through February, we will be more focused on brand building.

Competition

Both the ICEP2W and EVP2W industries generally are highly competitive, and we will be competing for sales with both ICE-focused companies and EV-focused companies. Several major P2W companies have EVP2Ws available today and other current and prospective motorcycle manufacturers are also developing EVP2Ws. Factors affecting competition include product performance and quality, technological innovation, customer experience, brand differentiation, product design, pricing and manufacturing scale and efficiency. Increased competition may lead to lower vehicle unit sales and downward price pressure and adversely affect our business, financial condition, operating results and prospects. We also expect competition for EVs to intensify due to increased demand and a regulatory push for alternative fuel vehicles, continuing globalization and consolidation in the worldwide automotive industry. Further, as a result of new entrants in the EV market, we may experience increased competition for components and other parts of our vehicles, which may have limited or possibly single-source supply.

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

In addition, demand for our vehicles will be highly dependent on the adoption by consumers of alternative fuel vehicles in general and EVs in particular. The market for such vehicles is rapidly evolving and characterized by changing technologies, competitive pricing and competitive factors, evolving government regulation and industry standards, and changing consumer tastes and behaviors.

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
•
macroeconomic factors.

Employees

Our employees have significant experience working in the automotive sector, including for well-respected OEMs and automotive engineering firms. As of September 30, 2024, we had 36 full-time employees, comprising 29 employees in Thailand and seven employees in Europe. To date, we have not experienced any work stoppages and consider our relationship with our employees to be good. Our employees are neither represented by a labor union nor subject to a collective bargaining agreement.

As of September 30, 2023, we had 37 full-time employees, comprising 30 employees in Thailand and seven employees in Europe.

Facilities

Our principal executive office is in Bangkok, Thailand and consists of approximately 2,023 square feet of leased office space. We also lease a space for our Design and Technology Campus of approximately 3,186 square feet in Bangkok, Thailand, near the Bangkok Cybertech District and in the automotive manufacturing hub of Thailand. Our Design and Technology Campus is certified to produce units for sale, serves as our research and development workshop, and houses our design, prototyping, development and testing teams, as well as our front and back-office functions.

We currently operate our own assembly facility in the Bangkok Free Trade Zone industrial park in Thailand in 12,000 square feet of leased space. We expect to produce up to 21,500 units per year from this facility, which will be used to fulfill orders in Thailand as well as exports internationally into key markets in Southeast Asia and Europe.

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

Regulatory Landscape

We are, and will be, subject to extensive vehicle safety and testing and environmental regulations in the European Union, the United Kingdom, Thailand and other jurisdictions in which we sell vehicles. Government regulations regarding the sale of our vehicles are subject to future change. We cannot predict what effect, if any, such changes will have upon our business. Violations of these regulations may result in substantial civil and criminal fines, penalties and/or orders to cease the operations in violation or to conduct or pay for corrective work. In some instances, violations may also result in the suspension or revocation of permits and licenses.

Below is a brief description of the more material regulatory requirements in European Union and United Kingdom, which are two of the initial jurisdictions where we plan to sell most of our vehicles. We do not expect that regulatory requirements in most other jurisdictions in which we plans to expand our business, including Thailand, will be materially different than those described below.

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

In November 2024, our application for ECWVTA was submitted to the Competent Authority in Ireland. It can take up to twelve weeks or more for the Competent Authority to issue the required ECWVTA certificate, allowing us to sell and deliver i300 vehicles throughout the EU and other countries that recognize EU certification.

Concurrently with the foregoing, we have already secured the relevant approval to sell initial inventory on a single vehicle basis in the United Kingdom. Further, we have completed homologation with the Department of Land Transportation in Thailand to sell i300 in the country.

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

Zapp Electric Vehicles Group Limited
(Cayman Islands)
100%
100%
Zapp Electric Vehicles Limited
(UK)
Zapp Electric Vehicles, Inc.
(Delaware)
100%
100%
100%
49%*
Zapp Electric Vehicles (Sales) Limited
(UK)
Zapp Scooters Sales France SAS
(France)
Zapp Electric Vehicles (Ireland) Limited
(Ireland)
Zapp Scooters (Thailand) Co., Ltd.
(Thailand)
100%
Zapp EV Sales (Thailand) Co., Ltd.
(Thailand)

* The Company holds 49% of the share capital of Zapp Scooters (Thailand) Company Limited but controls its activities pursuant to a shareholders agreement between Zapp Electric Vehicles Limited and Swin Chatsuwan, the holder of the remaining 51% shareholding.

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

We currently operate our own assembly facility in the Bangkok Free Trade Zone industrial park in Thailand in 12,000 square feet of leased space. We expect to produce up to 21,500 units per year from this facility, which will be used to fulfill orders in Thailand as well as exports internationally into key markets in Southeast Asia and Europe.

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

A discussion regarding our financial condition and results of operation for the fiscal year ended September 30, 2024, compared to the fiscal year ended September 30, 2023, is presented below. A discussion regarding our financial condition and results of operations for fiscal year ended September 30, 2023, compared to the fiscal year ended September 30, 2022, unless otherwise noted, can be found in our Annual Report on Form 20-F, filed with the SEC on February 26, 2024, which is available on the SEC’s website at www.sec.gov and on the SEC Filings section of the Investors section of our website at: https://ir.zappev.com/financials-filings/sec-filings.

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

A. Operating Results

Overview

We aim to redefine urban mobility and create a new product category with our high-performance EVP2W vehicles. Our vehicles combine the convenience and ease-of-use of a “step-through” form factor, with specifications and performance attributes usually associated with larger “step-over” models. Our proprietary exoskeleton architecture creates a brand DNA that we believe is easily identifiable by consumers. Our first product, the i300, has won multiple international design awards, including the iF DESIGN AWARD, Red Dot Design Award, American Good Design® Award, German Design Award, European Product Design Award, Australian Good Design Award, Korean Good Design Award, Muse Design Award, and the A’ Design Award. Furthermore, the exoskeleton provides significant performance benefits by lowering the center of gravity and overall weight of the vehicle relative to many key competitors’ products.

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

We utilize an asset-light and capital efficient business model, and in December 2024 we opened a new micro-factory reference site in the Bangkok Free Trade Zone industrial park in Thailand. This ISO 9001:2015 certified micro-factory can deliver up to 20,000 units per year from 12,000 square feet of space and fulfill orders in Thailand as well as export internationally into key markets in Southeast Asia and Europe. Further, this micro-factory system can be replicated in other regions with high demand for EVP2Ws, including the India subcontinent and South America, and subsequently be transferred to a contract manufacturer to operate according to our specifications. Additionally, we continue to have a commitment from Summit, a large and established automotive manufacturing company based in Southeast Asia serving many global automobile brands, which we expect could allow us to quickly scale production capacity up to 300,000 units by 2026 without incurring significant capital expenditures.

Results of Operations for the years ended September 30, 2024 and 2023

The following table sets forth a summary of our consolidated results of operations for each of the periods presented.

	For the Year Ended September 30,
(in USD)	2024	2023	$ Change
Revenue	17,440	—	17,440
Cost of sales	(13,119)	—	(13,119)
Gross profit	4,321	—	4,321
Selling and distribution expenses	(325,787)	(1,425,334)	1,099,547
General and administrative expenses	(5,910,012)	(6,372,718)	462,706
Operating loss	(6,231,478)	(7,798,052)	1,566,574
Finance income	2,086	9,292	(7,206)
Finance expense	(1,169,261)	(561,005)	(608,256)
Other expense	(1,609,428)	(213,747,726)	212,138,298
Loss before tax	(9,008,081)	(222,097,491)	213,089,410
Income tax	—	—	—
Loss for the year	(9,008,081)	(222,097,491)	213,089,410

Revenue and Cost of Sales

We sold a limited number of vehicles in summer 2024 and therefore have not generated meaningful revenue to date. Once sales and deliveries commence at volume, which we anticipate will be in spring 2025, we expect that most of our revenue will be derived from the direct sale of our vehicles and thereafter will also include other related products and services.

Selling and distribution expenses

Selling and distribution expenses consist of marketing and advertising expenses.

Selling and distribution expenses decreased by $1.1 million in the year ended September 30, 2024 to $0.3 million primarily due to a $0.9 million reduction in marketing spending as the commercial launch of i300 was delayed to beyond the end of the financial year. Furthermore, selling and distribution related employee expenses reduced by $0.2 million due to a reduction in headcount.

We expect our selling and distribution expenses to increase for the foreseeable future as we invest to support the growth of the business.

General and administrative expenses

General and administrative expenses consist of personnel-related expenses, expenses for third party professional services, including legal and audit and advisory services and general office-related costs as well as depreciation and amortization. Personnel-related expenses include salaries, benefits, travel expenses and share-based payment costs. All costs related to the Business Combination were included within other expenses.

General and administrative expenses decreased by $0.5 million in the year ended September 30, 2024 to $5.8 million primarily due to a reduction in professional fees resulting from a reduced requirement for legal advisory services during the year.

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

Operating loss

As a result of the foregoing, our operating loss decreased by $1.6 million in the year ended September 30, 2024 to $6.2 million.

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

Finance expense increased by $0.5 million in the year ended September 30, 2024 to $1.0 million. The increase reflected the increased borrowing during the year resulting from the convertible notes issued in relation to the SEPAs and certain promissory notes issued in 2023.

Other (expenses)/income

Other (expenses)/income consists primarily of the expenses relating to the Business Combination, movements in the fair value of derivative financial assets and liabilities, and foreign currency gains and losses.

Other expenses amounted to $1.6 million in the year ended September 30, 2024 compared to $213.7 million in the year ended September 30, 2023. The expense in the year ended September 30, 2023 included $167.3 million of expenses related to the Business Combination and $48.6 million of fair value losses in relation to the FPA. The expense in the year ended September 30, 2024 includes $2.4 million of fair value losses in relation to the FPA.

Loss for the year

As a result of the foregoing, our loss for the year decreased by $213.1 million in the year ended September 30, 2024 to $9.0 million.

B. Liquidity and Capital Resources

Our primary liquidity requirements are to fund the rollout of our products, to service our debt and to fund other general corporate purposes. Our ability to generate cash from our operations depends on our future operating performance, which is dependent, to some extent, on general economic, financial, competitive, market, legislative, regulatory and other factors, many of which are beyond our control, as well as other factors include those discussed in this section and the section title "Item 3D. Key information - Risk Factors" in this Annual Report. We expect to finance our operations and working capital requirements for the next 12 months from a combination of the issuance of securities, borrowings, cash generated through operations following our commercial rollout and a continued delay in settling payment obligations to a number of suppliers related to the Business Combination, .

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

Cash Flows

The following table sets forth a summary of our consolidated statement of cash flows for each of the periods presented.

	For the Year Ended September 30,
(in USD)	2024	2023
Net cash used in operating activities	(4,883,904)	(6,505,423)
Net cash used in investing activities	(37,002)	(285,871)
Net cash from financing activities	5,597,308	5,648,837
Net increase (decrease) in cash and cash equivalents	676,402	(1,142,457)
Effect of exchange rate fluctuations on cash held	65,492	2,593

Net cash used in operating activities

We had negative cash flow from operating activities during each of the years ended September 30, 2024 and September 30, 2023. Our cash flows used in operating activities to date have primarily consisted of costs related to development of our products, payroll and professional advisory fees.

Net cash used in operating activities for the year ended September 30, 2024 was $4.9 million. This primarily reflected spending on staffing of $3.8 million and spending on professional fees of $1.0 million.

Net cash used in operating activities for the year ended September 30, 2023 was $6.5 million. This primarily reflected spending on staffing of $3.6 million, spending on non-Business Combination-related professional fees of $1.6 million, spending on marketing of $0.9 million, and inventory purchases of $0.6 million.

Net cash used in investing activities

Our cash flows used in investing activities to date have primarily consisted of costs related to the acquisition of property, plant and equipment and intangible assets.

Net cash used in investing activities for the year ended September 30, 2024 was $36,000, primarily made up the acquisition of property, plant and equipment.

Net cash used in investing activities for the year ended September 30, 2023 was $0.3 million, including the acquisition of $0.2 million of property, plant and equipment and $0.1 million of intangible assets.

Net cash from financing activities

Our cash flows from financing activities to date have primarily consisted of proceeds from share issuances and the receipt of debt funding, along with costs associated with the Business Combination.

Net cash from financing activities for the year ended September 30, 2024 was $5.6 million, reflecting net proceeds of $4.8 million from the issuance of convertible promissory notes pursuant to the SEPAs and proceeds from the issuance of shares of $1.4 million. These were offset by loan repayments and interest payments totaling $0.7 million.

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

Contractual obligations and commitments

The following table sets forth a summary of our undiscounted contractual obligations and other commitments at September 30, 2024.

(in USD)	Less than one year		1 to 5 years		Over 5 years	Total
Bank loans	15,925	—	10,603	—	—	26,528
Promissory notes	4,404,840	—	—	—	—	4,404,840
Lease liabilities	93,924	—	284,165	—	120,364	498,453
Accounts payable and accrued liabilities	20,497,131		—		—	20,497,131
	25,011,820		294,768		120,364	25,426,952

Bank loans

We entered into a loan agreement for an amount of £50,000 in May 2020 with an interest rate of 2.5% per annum. As at September 30, 2024, £19,391 (approximately $25,934) was drawn down under such loan agreement, which we had utilized for general corporate purposes. Such amounts are repayable in monthly instalments until May 2026.

Promissory notes

On April 14, 2023, we issued a promissory note with a value of $1.0 million which bears interest at a rate of 15.0% per annum. This amount is repayable in April 2025.

In connection with the Business Combination, we assumed certain promissory notes. As of September 30, 2024, $3.2 million was outstanding under these promissory notes, of which approximately $0.6 million bear interest at a rate of 15.0% per annum and approximately $2.6 million are interest-free. The notes were repayable in April 2024.

On August 2, 2023, we issued a promissory note with a value of THB 20.0 million (approximately $570,000 at the date of issuance). This amount was repaid on August 13, 2024.

On January 12, 2024, Zapp Scooters (Thailand) Company Limited issued a promissory note to Patchara Rattakul, a director of the Company, with a value of THB 10.0 million (approximately $287,000 at that date) which bears interest at a rate of 15.0% per annum and is repayable in January 2026.

On July 11, 2024, the Company entered into a Standby Equity Purchase Agreement (the “New SEPA”) with YA II PN Limited (“Yorkville”), an affiliate of Yorkville Advisors Global LP, pursuant to which the Company has the right to sell to Yorkville up to $50 million of its ordinary shares, subject to certain limitations and conditions set forth in the New SEPA, from time to time during the term thereof. As contemplated by the New SEPA, Yorkville advanced $4.0 million to the Company in exchange for convertible promissory notes (the “New Convertible Notes”). The notes are not interest bearing and are repayable in July 2025. As of September 30, 2024 an aggregate amount of $2.1 million of New Convertible Notes were outstanding. Between October 1, 2024 and January 28, 2025, Yorkville exercised its right to require the issuance and sale of a total of 851,337 ordinary shares. At the date of this Annual Report, an aggregate amount of $0.5 million of New Convertible Notes were outstanding.

The contractual obligations and commitments above include $0.2 million payable in interest over the remaining life of the promissory notes.

Transaction liabilities

Included within trade payables and accruals at September 30, 2024 is $15.5 million owed to certain suppliers of professional services in relation to the Business Combination which are all due for payment.

EXIM Facility

ZTH entered into a receivables financing arrangement with EXIM in September 2020 providing for the issuance of short-term letters of credit up to an aggregate amount of THB10.0 million (approximately $0.3 million). As of the date of this Annual Report, no amounts were outstanding under the EXIM Facility.

Capital Expenditures

In the year ending September 30, 2025, we do not expect to incur significant capital expenditures. We have an asset-light and capital expenditure-light business model, enabled by our micro-factory reference site in the Bangkok Free Trade Zone industrial park in Thailand, which can fulfill orders in Thailand as well as export internationally into key markets in Southeast Asia and Europe. Further, this micro-factory system can be replicated in other regions with high demand for EVP2Ws, including the India subcontinent and South America, and subsequently be transferred to a contract manufacturer to operate according to our specifications. While this arrangement does not require us to invest a significant amount in capital expenditures, we do anticipate some investment required for these facilities as well as leasehold improvements at targeted pop up and permanent store locations to facilitate the marketing and sale of the Company’s products.

C. Research and Development, Patents and Licenses

We have made, and will continue to make, investments in research and development and technology as we expand our line of vehicles and enhance our customer experience. We review and target our research and development activities on an ongoing basis based on the needs of our business. For further detail regarding our research and development costs, please see the section of this Report entitled “Item 4.B. Business Overview” as well as “Note 14 – Intangible assets to our audited consolidated financial statements included in Item 18 – Financial Statements.”

D. Trend Information

In September 2024 we completed homologation with the Department of Land Transportation in Thailand to sell i300 in the country. Thailand is the fifth largest market for sales of P2W globally and where 84% of all households already own at least one P2W. Accordingly, we have since prioritized commercial launch activities in Thailand ahead of other markets and expect to activate plans for strategic collaborations, pop-up locations where there is high-foot-traffic within target urban areas, and wider brand awareness campaigns as we work toward an expected significant increase in vehicle deliveries in fiscal year 2025.

During 2024 we also secured the relevant approval to sell initial inventory on a single vehicle basis in the United Kingdom, which resulted in Zapp’s first customer sales. Since homologation in the United Kingdom is aligned with the EU, we continue working first toward ECWVTA. In November 2024, our application for ECWVTA was submitted to the Competent Authority in Ireland. It can take up to twelve weeks or more for the Competent Authority to issue the required ECWVTA certificate, allowing us to sell and deliver i300 vehicles throughout the EU and other countries that recognize EU certification.

In December 2024 we opened a new micro-factory reference site in the Bangkok Free Trade Zone industrial park in Thailand. This ISO 9001:2015 certified micro-factory can deliver up to 21,500 units per year from 12,000 square feet of space and fulfill orders in Thailand as well as export internationally into key markets in Southeast Asia and Europe. Further, this micro-factory system can be replicated in additional space in Thailand or in other regions with high demand for EVP2Ws, including the India subcontinent and South America, and subsequently be operated by us or transferred to a contract manufacturer to operate according to our specifications.

We have implemented strategies to conserve cash, including delays in the launch of brand-building and other marketing efforts in Europe and Southeast Asia. We plan to begin our marketing launch of the i300 in conjunction with commercial rollout targeting desired urban areas. Additionally, as we transition to an in-production company, we anticipate additional investment into the hiring of more people and other costs associated with operating a public company.

Our financial results would be impacted by adverse changes in rates of inflation, labor markets, shipping costs, and other risks described in “Item 3.D—Key Information—Risk Factors.” We contract with an established logistics provider for deliveries by container to Europe. Through our supply chain development process, we believe other alternatives are available that can provide shipping logistics services as well as comparable manufacturers who can supply components, including battery packs and chargers, that meet our specifications.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the names, ages and positions of our directors and executive officers as of January 28, 2025:

Name	Age	Position
Anthony Posawatz	64	Chairman of the Board
Swin Chatsuwan	61	Chief Executive Officer and Director
Jeremy North	63	President and Director
Kenneth West	66	Independent Director
Patricia Wilber	63	Independent Director
Patchara Rattakul	62	Independent Director
Edouard Meylan	48	Non-Executive Director
Warin Thanathawee	40	Chief Design Officer
David McIntyre	52	Chief Commercial Officer
Kiattipong Arttachariya	38	Chief Strategy Officer
David Sturgeon	55	Chief Financial Officer
Theodore Allegaert	60	Chief Legal Officer
Belinda Vinke	55	Chief Brand Officer

Anthony L Posawatz, P.E.serves as the non-executive Chairman of the Board of Directors of Zapp EV. He currently serves as CEO of Fermata Energy, a leading bi-directional technology company providing integrated V2X/V2G platform solutions for EV customers. He also serves as President and CEO of Invictus iCAR LLC, an automotive and technology innovation consulting firm. He has served on the boards of many new mobility and new energy companies over the last 12 years including publicly traded Beam Global (Nasdaq: BEEM) and Lucid Group, Inc. (Nasdaq: LCID). Previously, Mr. Posawatz served as President and CEO of Fisker Automotive from 2012-13. Prior to that, he held several leadership positions at General Motors (“GM”) including Executive-in-Charge of Global Electric Vehicle Development and Vehicle Line Director of the Chevrolet Volt from 2006-12. While at GM, his teams garnered many awards including both Motor Trend “Car of the Year” and “Truck of the Year” honors, among others. He has been recognized for his industry leadership as an Automotive News All-Star, among other awards. Mr. Posawatz received his Master of Business Administration (MBA) from the Tuck School of Business at Dartmouth College on a GM Fellowship and Bachelor of Science in Mechanical Engineering from Wayne State University on a GM Scholarship.

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

Jeremy North is a co-founder of Zapp and serves as the President and a Director of Zapp EV. Since December 2024, he also serves in an interim capacity as Chief Financial Officer of Advanced Electric Machines Limited. From 2016 until 2024, he served as Managing Director and Chief Financial Officer of CloudMade Limited, a 50/50 joint venture with Valeo SE. From 2011 to 2015, he served as Chief Financial Officer of Dearman Engine Company Limited. He also served as Chief Financial Officer of Highview Power Storage, between 2010 and 2013. Mr. North received his Bachelor of Arts (Politics) from Nottingham University and was a member of the Institute of Chartered Accountants in England and Wales from 1986 to 2003.

Kenneth West serves as an Independent Director of Zapp EV. Mr. West served as a member of the board of directors of Fadel Inc. from June 2011 to January 2025 and was its Chairman between April 2023 and June 2024. He was a member of the board of directors of CIIG II from September 2021 through April 2023. From 2019 until March 2021, he was a member of the board of directors of CIIG Merger Corp., and from 2019 until July 2022 he was a member of the board of directors of FaZe Clan, the professional esports and entertainment organization. From 2017 until his retirement in June 2019, Mr. West served as Chief Financial Officer of Fareportal Inc., one of the largest online travel technology companies powering a next generation travel concierge service whose brands include CheapOair, OneTravel and Travelong. Mr. West served as Executive Vice President, Chief Financial Officer and Treasurer of Martha Stewart Living Omnimedia (NYSE:MSO) from 2011 to 2015. Mr. West previously served as Executive Vice President and Chief Financial Officer of Marvel Entertainment Inc., (NYSE:MVL) a brand-driven licensing and media company from 2002 to 2010. From 2010 to 2011, he served as an independent consultant to media and entertainment companies. Prior to 2002, Mr. West, a certified public accountant, was Chief Financial Officer of two middle-market, privately held companies, and spent over 15 years with the Stamford, Connecticut office of Ernst & Young LLP, principally in the auditing division. Mr. West received a B.S. from Carnegie Mellon University.

Patricia Wilber serves as an Independent Director of Zapp EV. Ms. Wilber has served as a member of the board of directors of electroCore, Inc. since March 2022 and as a member of the board of directors of CIIG II from October 2022 through April 2023. Since

November 2023, she has also served on the Board of Governors at Yale New Haven Hospital. Between July 2022 and March 2024, she served on the board of directors of Vibrant Emotional Health, a nonprofit organization. Ms. Wilber has been a Chief Marketing Officer, global business strategist, and board member who delivers organizational and cultural transformation for branding. She is a pioneer in new franchise models and branded partnerships. Ms. Wilber last served as the Executive Vice President, CMO, and Managing Director of Partnerships, EMEA, the highest position in the marketing department at Disney from 2015 to 2018, where she drove growth for Walt Disney Company’s marquee brands by leading marketing and communications for Disney, Pixar, Star Wars, and Marvel. Additionally, she established and led EMEA’s 40-country integrated marketing, franchise and partnership functions, including a major reorganization of the EMEA channels to boost growth and profitability by significantly reducing expenses. She served on the board of Euro Disney SCA from 2015 to 2018, and Magical Cruise Company, more commonly known as the Disney Cruise Line from 2013 to 2018. Ms. Wilber holds a B.A. in History from Brown University.

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

David McIntyre has served as Chief Operating Officer of Zapp EV since August 2024. Prior to joining Zapp in 2021 as Chief Commercial Officer, he was the Regional Director (Asia-Pacific and China) of Group Lotus between 2019 and 2021 and the Chief Executive Officer of Simpson Marine Limited from 2017 to 2018. Mr. McIntyre joined Simpson Marine Limited from McLaren Automotive Ltd, where he was Managing Director of the Asia-Pacific region from 2015 to 2017. Previously, Mr. McIntyre has also served as Managing Director and Chief Executive Officer of Jaguar Land Rover Korea from 2012 to 2015 and General Manager (Asia-Pacific and China) at Bentley Motors from 2005 to 2012. Before relocating to the Asia-Pacific, he was Global Corporate Marketing Manager at Aston Martin Lagonda Ltd. From 2001 to 2005, and from 1997 to 2001, he served in several roles for Porsche, including in dealer development for Porsche Cars Great Britain, as Sales Manager for Latin America at Porsche AG, and Regional Marketing Manager for Porsche Latin America. Mr. McIntyre received his Bachelor of Science in International Business and Modern Languages (German) from Aston University.

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

David Sturgeon has served as Chief Financial Officer of Zapp EV since May 2023. Mr. Sturgeon currently serves on the board of directors at Quarterworld Capital Limited. Previously, Mr. Sturgeon held various roles at Central European Media Enterprises Ltd. (Nasdaq: CETV), a leading media and entertainment company in Central and Eastern Europe which was listed on Nasdaq until its sale in October 2020. At Central European Media Enterprises Ltd., Mr. Sturgeon held a series of senior financial positions from 2005-14, leading to his appointment as Executive Vice President and Chief Financial Officer from 2014-20. Earlier in his career, Mr. Sturgeon served as Head of Corporate Accounting from 2002-05 at Equant N.V. (NYSE: ENT), a provider of communications solutions to multinational companies. Mr. Sturgeon began his career at Arthur Andersen’s Technology, Media and Communications practice, where he held a series of positions from 1990 to 2002. He is a Fellow of the Institute of Chartered Accountants in England and Wales. Mr. Sturgeon received his Master of Arts in Philosophy, Politics and Economics from St. Catherine’s College, Oxford University.

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

Board Diversity

On December 11, 2024, a U.S. federal appellate court issued a decision vacating the SEC’s approval of Nasdaq’s board diversity disclosure rules, viz. Nasdaq Rule 5605(f) (Diverse Board Representation) and Rule 5606 (Board Diversity Disclosure), such that the rules are no longer in effect. As it not yet clear whether the SEC or Nasdaq will appeal the subject judicial decision, and because shareholders possibly may still be interested, the Company is furnishing disclosures in this Report in conformity with these now-invalidated rules.

The information provided below (using the format formerly prescribed for Foreign Issuers in former Nasdaq Rule 5606) is based on the voluntary self-identification of each member of the Company’s Board of Directors as of September 30, 2024:

Board Diversity Matrix (as of September 30, 2024)
Country of Principal Executive Offices	Thailand
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	6	—	—

Part II Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	—
Did Not Disclose Demographic Background	—

Family Relationships

There are no family relationships between any of the persons who serve as executive officers or directors of the Company, except that Swin Chatsuwan and Belinda Vinke are husband and wife.

B. Compensation

Executive Officer and Board Member Compensation

The compensation for each of our executive officers comprises a base salary and certain benefits in kind, which may include equity-based compensation. Our executive officers do not currently receive cash bonuses and we have not accrued any amount for such bonuses to our executive officers.

Total cash compensation paid and benefits in kind provided to our executive officers for the year ended September 30, 2024 was $1,098,058 (2023 - $1,168,934). Of this total amount, $9,318 (2023 - $9,332) was made in pension payments and $29,672 (2023 - $4,567) was payable in benefits.

Executive directors do not receive additional compensation in their capacity as Board members. Non-executive Board members are entitled to receive a combination of cash fees and equity awards. The total value payable in respect of the year ended September 30, 2024 was $836,500 (2023 - $418,250), all of which remained outstanding as of September 30, 2024.

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

Equity Incentives

At September 30, 2024 there was a total of 76,987 Zapp Electric Vehicles Group Limited Ordinary Shares underlying grants of outstanding options (including unvested options) that were held by the Company's executive officers and directors as a group, which included the following:

•
Anthony Posawatz (Chairman and Independent Director), who owns less than 1% of our outstanding Ordinary Shares on an as-converted basis, had outstanding options to purchase Ordinary Shares at an effective exercise price of $15.69, with a grant date of November 7, 2022 and an expiration date of September 30, 2032;
•
Jeremy North (President and Director) had outstanding options to purchase a total of 51,323 Ordinary Shares at an effective exercise price of $0.00045, with a grant date of October 15, 2019 and an expiration date of October 14, 2029;
•
Edouard Meylan (Non-Executive Director), who owns less than 1% of our outstanding Ordinary Shares on an as-converted basis, had outstanding options to purchase Ordinary Shares at an effective exercise price of $15.69, with a grant date of November 7, 2022 and an expiration date of September 30, 2032; and
•
David McIntyre (Chief Operating Officer), who owns less than 1% of our outstanding Ordinary Shares on an as-converted basis, had outstanding options to purchase Ordinary Shares at an effective exercise price of $15.69, with a grant date of October 1, 2021 and an expiration date of September 30, 2031;

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

As part of the Business Combination, certain executive officers were granted a total of 341,861 Ordinary Shares, subject to specified share price criteria being met:

•
Swin Chatsuwan was granted 278,988 shares;

•
Warin Thanatawee was granted 36,449 shares; and
•
Kiattipong Arttachariya was granted 26,424 shares.

As of September 30, 2024 none of such share price criteria had been met therefore none of such shares had been issued to such executive officers.

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

At our 2025 annual general meeting, the term of office of the Class II directors shall expire and Class II directors shall be eligible for election for a full term of three (3) years. At our 2026 annual general meeting, the term of office of the Class III directors shall expire and Class III directors shall be eligible for election for a full term of three (3) years. At our 2027 annual general meeting, the term of office of the Class I directors shall expire and Class I directors shall be eligible for election for a full term of three (3) years. At each succeeding annual general meeting, directors shall be elected for a full term of three (3) years to succeed the directors of the class whose terms expire at such annual general meeting. Directors hold office until the expiration of the director’s term, until a director’s successor has been duly elected and qualified, or until such director’s earlier death, resignation or removal.

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

Audit Committee

Our audit committee consists of Kenneth West, Anthony Posawatz and Patricia Wilber. Mr.West serves as chair of the audit committee and is the designated audit committee financial expert. Out audit committee is responsible for, among other things:

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

Each of Mr. West, Mr. Posawatz and Ms. Wilber qualify as independent directors under the Nasdaq corporate governance rules.

Compensation Committee

Our compensation committee consists of Kenneth West, Anthony Posawatz and Patchara Rattakul. Mr. Posawatz serves as chair of the compensation committee. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Patricia Wilber, Patchara Rattakul and Edouard Meylan. Ms. Wilber serves as chair of the nominating and corporate governance committee. The nominating and corporate governance committee is responsible for, among other things:

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

Code of Ethics

We have adopted a Code of Business Conduct and Ethics (“Code of Conduct”) that applies to all our employees (whether permanent or temporary), contractors, officers and directors, including our principal executive, principal financial and principal accounting officers. Our Code of Conduct is intended to meet the definition of “code of ethics” under Item 16B of Form 20-F under the Exchange Act. We intend to disclose on our Company website any amendment to, or waiver of, any provision of our Code of Conduct that applies to our Directors or executive officers to the extent required under the rules of the SEC or Nasdaq. Our Code of Conduct is available on our website at https://ir.zappev.com/. The information contained on our website is not incorporated by reference in this Annual Report.

Shareholder Communication with the Board of Directors

Shareholders and other interested parties may communicate with the board of directors, including non-management directors, by sending a letter to the attention of the Corporate Secretary, Zapp Electric Vehicles Group Limited, 87/1 Wireless Road, 26/F Capital Tower, All Seasons Place, Lumpini, Pathumwan, Bangkok 10330, Thailand, which upon receipt will be submitted to the board of directors, a committee of the board or to the specific director(s) to whom the correspondence is directed. Shareholders communicating through this means should include with the correspondence evidence, such as documentation from a brokerage firm, that the sender is a current record or beneficial shareholder. All communications received as set forth above will be opened by the Corporate Secretary or his or her designee for the sole purpose of determining whether the contents contain a message to one or more of our directors. Any contents that are not advertising materials, promotions of a product or service, patently offensive materials or matters reasonably deemed inappropriate for the board of directors will be forwarded promptly as per the above.

D. Employees

Our employees have significant experience working in the automotive sector, including for well-respected OEMs and automotive engineering firms. As of September 30, 2024, we had 36 full-time employees, comprising 29 employees in Thailand and seven employees in Europe. To date, we have not experienced any work stoppages and consider our relationship with our employees to be good. Our employees are neither represented by a labor union nor subject to a collective bargaining agreement.

As of September 30, 2023, we had 37 full-time employees, comprising 30 employees in Thailand and seven employees in Europe.

E. Share Ownership

Ownership of the Company’s Ordinary Shares by its executive officers and directors is set forth in Item 7.A of this Annual Report.

F. Action to Recover Erroneously Awarded Compensation

Pursuant to Exchange Act Rule 10D-1 and Nasdaq Rule 5608, the Company adopted on December 1, 2023 an Incentive Compensation Clawback Policy (the “Clawback Policy”) providing that the Company will recover reasonably promptly the amount of erroneously awarded incentive-based compensation in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. See Exhibit 1.1 hereto.

At no time, as of September 30, 2024 or since, has the Company awarded any incentive-based compensation that could be subject to recovery under the Clawback Policy.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of the Company’s Ordinary Shares as of January 28, 2025 by:

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

The percentage of Ordinary Shares beneficially owned is computed on the basis of 6,510,443 Ordinary Shares issued and outstanding on January 28, 2025.

Shares beneficially owned
Name of beneficial shareholder	Ordinary Shares	% of Ordinary Shares
Directors and Executive Officers:
Anthony Posawatz(1)	*	*
Swin Chatsuwan(1)	1,041,892	16.0%
Jeremy North(1)	*	*
Kenneth West(1)	*	*
Patricia Wilber(1)	*	*
Patchara Rattakul(1)	—	—
Edouard Meylan(1)	*	*
Warin Thanathawee(1)	136,004	2.1%
David McIntyre(1)	*	*
Kiattipong Arttachariya(1)	98,596	1.5%
David Sturgeon(1)	—	—
Theodore Allegaert(1)	*	*
Belinda Vinke(1)	*	*
All Directors and Executive Officers as a group	1,368,609	21.0%

*Less than 1%

(1)
The business address of each of these individuals is c/o Zapp Electric Vehicles Group Limited, 87/1 Wireless Road – 26/F Capital Tower, All Seasons Place, Lumpini, Pathumwan, Bangkok 10330, Thailand.

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

On March 28, 2023, Zapp Scooters (Thailand) Company Limited (“ZTH”) entered into an Asset Sale and Purchase Agreement with Zapp Manufacturing (Thailand) Limited, an affiliate of the Company, for the transfer of certain assets to ZTH in exchange for the settlement of debts owed by Zapp Manufacturing (Thailand) Limited to ZTH.

On March 30, 2023, ZTH entered into a Share Transfer Agreement with Swin Chatsuwan, our Founder, Chief Executive Officer and a director, for the transfer of all of its existing shares in Zapp Manufacturing (Thailand) Limited. Mr. Chatsuwan paid the Thai Bhat equivalent of $1,423 to ZTH for these shares.

ZTH leases property from Paragon Partners Company Limited, an entity controlled by Mr. Chatsuwan. During the year to September 30, 2024, we paid an aggregate rent of $30,749 (2023 - $30,549) to Paragon Partners Company Limited.

On January 12, 2024, ZTH issued a promissory note to our Independent Director Patchara Rattakul with a value of THB 10.0 million (approximately $287,000 at the date of issuance), which bears interest at a rate of 15.0% per annum. The principal and interest due thereunder is payable in January 2026.

On April 29, 2024, pursuant to a finder’s agreement dated January 19, 2024, the Company paid $44,000 to Orakorn Laoharutanun, the wife of Kiattipong Arttachariya, our Chief Strategy Officer, for introducing new investors to the Company.

On December 11, 2024, Zapp UK entered into certain agreements with Mr. Chatsuwan pursuant to which Mr. Chatsuwan became the owner of 51% of the registered share capital of ZTH, while concurrently agreeing that Zapp UK, as directed by the Company, shall maintain financial and operational control over ZTH’s business notwithstanding such majority ownership. These arrangements are more particularly described at “Item 10.C - Material Contracts”.

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

Zapp UK is party to a civil action captioned SPAC Advisory Partners LLC v. Zapp Electric Vehicles Limited et al., No. 655171/2023, filed on October 19, 2023 in the Supreme Court of New York County, New York. Plaintiff’s amended complaint in the action, filed March 26, 2024, asserts claims for breach of contract, account stated and supplemental claims arising from Zapp UK’s alleged non-payment of $3,630,000 in fees allegedly due to plaintiff for advisory services rendered to Zapp UK in relation to the Business Combination. Plaintiff’s amended complaint also purports to add the parent Company as a party defendant in the case. Zapp UK filed an answer to the operative complaint on May 8, 2024. On September 6, 2024, following service of the Amended Complaint upon it, the Company filed a motion to dismiss plaintiff's amended complaint as against it on various grounds, including that the court lacks personal jurisdiction over it. On October 8, 2024, plaintiff’s counsel filed its opposition to the Company’s motion to dismiss and, contrary to applicable procedural rules, included in such opposition a cross-motion for partial summary judgment against Zapp UK. On October 14, 2024, the Company filed a reply in further support of its motion to dismiss combined with Zapp UK’s opposition to plaintiff's purported cross-motion for partial summary judgment. As of the date of this Annual Report, there has been no discovery or other proceedings in the case apart from the foregoing motions, which are pending before the court. We believe Zapp UK and the Company have meritorious defenses to the claims asserted in the case and intend to continue to defend the matter vigorously.
However, if these proceedings are determined adversely to the Company, such outcome could have a material adverse effect on our business and financial condition.

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

B. Memorandum and Articles of Association

When we refer to our articles of association in this Annual Report, we refer to our Amended and Restated Memorandum and Articles of Association dated April 11, 2024, a copy of which is incorporated as Exhibit 1.2 to this Annual Report and incorporated by reference herein.

C. Material Contracts

Neither the Company nor any of its subsidiaries has been a party, within the two years immediately preceding this Annual Report, to a contract that is material to the Company, other than material contracts entered into in the ordinary course of business or as described herein (including the exhibits hereto).

EXIM Financing Arrangement

Zapp Scooters (Thailand) Company Limited entered into an export receivables financing agreement (the “EXIM Facility”) with EXIM in September 2020 up to an aggregate amount of THB10.0 million (approximately $274,687 at September 30, 2024). As of the date of this Annual Report, no amounts were outstanding under the EXIM Facility.

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

Pursuant to the terms of the Amended and Restated Sponsor Agreement, among other things, the Sponsor and the Insiders agreed, (i) not to transfer (subject to certain limited exceptions) 80% of the Ordinary Shares received by such party following conversion of the CIIG II Class B Common Stock at the Closing for a period beginning on April 28, 2023 and ending on (A) with respect to the first third of such Ordinary Shares, the date of the issuance of the Company’s first quarterly earnings release that occurs at least 60 days after that date, (B) with respect to the second third of such Ordinary Shares, the date of the issuance of the Company’s second quarterly earnings release after that date and (C) with respect to the final third of such Ordinary Shares, the date of issuance of the Company’s third quarterly earnings release after that date, and (ii) to be bound to certain other obligations as described therein.

The Sponsor further agreed that following the Closing of the Transactions, 37,735 of Sponsor’s Ordinary Shares (the “Sponsor Earnout Shares”) will be unvested and shall vest at such time the closing price of the Ordinary Shares equals or exceeds $280.00 for any 20 trading days during a 30 consecutive trading-day period; provided that, the Sponsor Earnout Shares shall be forfeited on April 28, 2028 if the vesting condition is not met. Such forfeited Sponsor Earnout Shares shall be transferred to the Company for the purposes of equity compensation arrangements.

Investor Exchange and Support Agreement

In connection with the execution of the Merger Agreement, Zapp UK, Zapp EV, and certain shareholders of Zapp UK (each an “Investor”) entered into an Investor Exchange and Support Agreement (the “Investor Exchange and Support Agreement”). The following summary of the Investor Exchange and Support Agreement is qualified by reference to the complete text of the form of the Investor Exchange and Support Agreement, a copy of which is incorporated as Exhibit 4.2 to this Annual Report.

Pursuant to the Investor Exchange and Support Agreement, certain Investors shall be entitled to receive additional Ordinary Shares subject to the closing price of the Ordinary Shares equaling or exceeding for any 20 trading days during a 30 day consecutive trading period, $240.00 per share, $280.00 per share and $320.00 per share respectively (each an “Earnout Condition”). To the extent that, prior to April 28, 2028, there is a bona fide third party transaction that results in the Ordinary Shares being converted into the right to receive cash or other consideration having a per share value equal to or excess of any Earnout Condition that has not yet been satisfied, then each Investor shall be entitled to receive such additional Ordinary Shares to which such Investor would be entitled to receive upon the satisfaction of such Earnout Condition immediately prior to the consummation of such transaction.

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

Pursuant to the Management Exchange and Support Agreement, each Management Shareholder shall be entitled to receive additional Ordinary Shares subject to the closing price of the Ordinary Shares equaling or exceeding for any 20 trading days during a 30 day consecutive trading period, $240.00 per share, $280.00 per share and $320.00 per share respectively (each an “Earnout

Condition”). To the extent that, prior to the fifth anniversary of the Closing Date, there is a bona fide third party transaction that results in the Ordinary Shares being converted into the right to receive cash or other consideration having a per share value equal to or excess of any Earnout Condition that has not yet been satisfied, then each Management Shareholder shall be entitled to receive such additional Ordinary Shares to which such Management Shareholder would be entitled to receive upon the satisfaction of such Earnout Condition immediately prior to the consummation of such transaction.

Assignment, Assumption and Amendment Agreement

In connection with the Closing, Zapp EV, CIIG II and Continental Stock Transfer & Trust Company, as warrant agent, entered into an Assignment, Assumption and Amendment Agreement, pursuant to which, in connection with the consummation of the Business Combination, (i) each CIIG II Warrant that was outstanding immediately prior to the consummation of the Business Combination no longer represents a right to acquire shares of CIIG II Common Stock and instead represents the right to acquire the same number of Ordinary Shares under the same terms as set forth in the Warrant Agreement, entered into in connection with CIIG II’s initial public offering and (ii) CIIG II assigned to Zapp EV all of CIIG II’s right, title and interest in and to the existing Warrant Agreement and Zapp EV assumed, and agreed to pay, perform, satisfy and discharge in full, all of CIIG II’s liabilities and obligations under the existing Warrant Agreement arising from and after the consummation of the Business Combination.

Standby Equity Purchase Agreements

On February 10, 2024, the Company entered into a Standby Equity Purchase Agreement (the “Original SEPA”) with YA II PN, Ltd. (“Yorkville”), a Cayman Islands exempt limited partnership that is an affiliate of Yorkville Advisors Global, LP, pursuant to which the Company had the right to sell to Yorkville up to $10.0 million (the “Original Commitment Amount”) of its ordinary shares, subject to certain limitations and conditions set forth in the Original SEPA, from time to time during the term thereof.

Under the Original SEPA agreement, Yorkville agreed to advance to the Company $1.5 million in two tranches (the “Original Pre-Paid Advance”) in exchange for convertible promissory notes (the “Original Convertible Notes”). The first advance of $500,000 was disbursed on March 20, 2024 and the balance of $1.0 million was disbursed on April 23, 2024. The purchase price for the Pre-Paid Advance was 95% of the principal amount thereof. The notes were not interest bearing and were repayable in March 2025.

On July 11, 2024, the Company entered into a new Standby Equity Purchase Agreement (the “New SEPA”) with Yorkville which superseded the Original SEPA. Pursuant to the New SEPA, the Company has the right to sell to the Investor up to $50.0 million (“the Commitment Amount”) of its ordinary shares, subject to certain limitations and conditions set forth in the New SEPA, from time to time during the term thereof.

Under the new agreement, Yorkville agreed to advance to the Company $4.0 million in three tranches (the “New Pre-Paid Advance”) in exchange for convertible promissory notes (the “New Convertible Notes”). The first advance of $1.0 million was disbursed on July 11, 2024. The second advance of $1.0 million was disbursed on July 23, 2024. The balance of $2.0 million was disbursed on July 26, 2024. The purchase price for the Pre-Paid Advances was 95% of the principal amount thereof. The notes are not interest bearing and are repayable in July 2025.

Agreements Restructuring the Ownership of Zapp Scooters (Thailand) Company Limited

On December 11, 2024, in order to pursue attractive financing opportunities available in Thailand to certain majority-Thai-owned businesses, the Company restructured the ownership of its indirect subsidiary ZTH, in order that ZTH may quality as such a majority-Thai-owned business. The restructuring entailed: (i) the transfer of 51% of the equity capital of ZTH from its direct parent Zapp UK to Founder Swin Chatsuwan pursuant to a share transfer agreement providing for the payment of agreed consideration (the “STA”); (ii) the concurrent execution of an intercompany agreement between ZEV and ZTH (the “ICA”); and (iii) the concurrent execution a shareholders agreement between ZEV and Mr. Chatsuwan (the “SA”). Under these agreements, Zapp UK, as directed by the Company, maintains financial and operational control over ZTH’s business notwithstanding Mr. Chatsuwan’s majority ownership. Copies of the SPA, ICA and SA are attached to this Annual Report as Exhibits 4.20, 4.21 and 4.22.

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

E. Taxation

United States Federal Income Tax Considerations

General

The following is a general discussion of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the acquisition, ownership and disposition of our Ordinary Shares. No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of the Ordinary Shares; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

This summary is limited to U.S. federal income tax considerations relevant to U.S. Holders that hold Ordinary Shares as “capital assets” within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:

•
our officers or directors;
•
banks, financial institutions or financial services entities;
•
broker-dealers;
•
taxpayers that are subject to the mark-to-market accounting rules;
•
tax-exempt entities;
•
S-corporations;
•
governments or agencies or instrumentalities thereof;
•
insurance companies;
•
regulated investment companies;
•
real estate investment trusts;
•
expatriates or former long-term residents of the United States;
•
persons that actually or constructively own five percent or more of our shares by vote or value;
•
persons that acquired Ordinary Shares pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation or in connection with services;
•
persons that hold Ordinary Shares as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction; or
•
U.S. Holders (as defined below) whose functional currency is not the U.S. dollar.

As used herein, the term “U.S. Holder” means a beneficial owner of Ordinary Shares that is for U.S. federal income tax purposes:

•
an individual citizen or resident of the United States;
•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;
•
an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•
a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) it has in effect under applicable U.S. Treasury regulations a valid election to be treated as a U.S. person.

Moreover, the discussion below is based upon the provisions of the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. Furthermore, this discussion does not address any aspect of U.S. federal non-income tax laws, such as gift, estate or Medicare contribution tax laws, or state, local or non-U.S. tax laws.

This discussion does not consider the tax treatment of partnerships or other pass-through entities (or arrangement classified as a partnership for U.S. federal income tax purposes) or persons who hold Ordinary Shares through such entities. If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of Ordinary Shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partner and the partnership. If you are a partner of a partnership holding Ordinary Shares, we urge you to consult your own tax advisor.

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF ORDINARY SHARES. HOLDERS OF ORDINARY SHARES SHOULD CONSULT WITH THEIR TAX ADVISORS

REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

U.S. Federal Income Tax Treatment of the Company

Tax Residence of the Company for U.S. Federal Income Tax Purposes

A corporation is generally considered for U.S. federal income tax purposes to be a U.S. or non-U.S. tax resident based on the jurisdiction of its organization and incorporation. Accordingly, under generally applicable U.S. federal income tax rules, the Company which is incorporated under the laws of the Cayman Islands, would be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the U.S. Tax Code provides an exception to this general rule (more fully discussed below), under which a non-U.S. incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. These rules are complex and there is limited guidance regarding their application.

Under Section 7874 of the U.S. Tax Code, a corporation created or organized outside the United States (i.e., a non-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, as a U.S. tax resident subject to U.S. federal income tax on its worldwide income) if each of the following three conditions are met: (i) the non-U.S. corporation, directly or indirectly, acquires substantially all of the properties held directly or indirectly by a U.S. corporation (including through the acquisition of all of the outstanding shares of the U.S. corporation); (ii) the non-U.S. corporation’s “expanded affiliate group” does not have “substantial business activities” in the non-U.S. corporation’s country of organization or incorporation and (iii) after the acquisition, the former shareholders of the acquired U.S. corporation hold at least 80% (by either vote or value) of the shares of the non-U.S. acquiring corporation by reason of holding shares in the U.S. acquired corporation (taking into account the receipt of the non-U.S. corporation’s shares in exchange for the U.S. corporation’s shares) as determined for purposes of Section 7874 (this test is referred to as the “ownership test”).

For purposes of Section 7874 of the U.S. Tax Code, we expect the first two conditions described above to have been met with respect to the Business Combination because we acquired indirectly all of the assets of CIIG II, and we, including our “expanded affiliate group,” were not expected to satisfy the substantial business activities test upon consummation of the Business Combination. As a result, whether Section 7874 applies and would cause us to be treated as a U.S. corporation for U.S. federal income tax purposes following the Business Combination should depend on the satisfaction of the modified ownership test.

We believe we are not, and should not be treated as, a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the U.S. Tax Code. However, the calculations for determining share ownership for purposes of the ownership test under Section 7874 of the U.S. Tax Code are complex, subject to detailed rules and regulations (the application of which is uncertain in various respects and could be impacted by changes to applicable rules and regulations under U.S. federal income tax laws, with possible retroactive effect), and subject to certain factual uncertainties. Accordingly, and given the inherently factual nature of the analysis, we have not sought a legal opinion from counsel in respect of the potential applicability of Section 7874 to the Business Combination, and there can be no assurance that the IRS would not assert a contrary position to those described above or that such an assertion would not be sustained by a court.

If we are treated as a U.S. corporation for U.S. federal income tax purposes, we could be subject to substantial liability for additional U.S. income taxes, and the gross amount of any dividend payments to our non-U.S. investors could be subject to U.S. withholding tax.

The remainder of this discussion assumes that we are not treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the U.S. Tax Code.

Treatment of the Company as a “Surrogate Foreign Corporation” for U.S. Federal Income Tax Purposes

In addition to the potential U.S. federal income tax consequences discussed above, Section 7874 of the Code can also apply to limit the ability of the acquired U.S. corporation and its U.S. affiliates to utilize certain U.S. tax attributes (including net operating losses and certain tax credits) to offset U.S. taxable income resulting from certain transactions, cause dividends paid by the non-U.S. acquiring corporation to not be treated as “qualified dividend income,” and may subject the U.S. affiliates (including the acquired U.S. corporation) of the non-U.S. acquiring corporation to additional taxes under Section 59A of the Code. These limitations will potentially apply if: (1) the non-U.S. corporation directly or indirectly acquires substantially all of the assets held directly or indirectly by a U.S. corporation (including through the acquisition of all of the outstanding stock of the U.S. corporation), (2) the non-U.S. corporation’s “expanded affiliated group” does not have substantial business activities in the non-U.S. corporation’s country of organization or incorporation relative to the expanded affiliated group’s worldwide activities, and (3) the shareholders of the acquired U.S. corporation before the acquisition hold at least 60% (but less than 80%), by either vote or value, of the shares of the non-U.S. acquiring corporation after the acquisition by reason of holding shares in the acquired U.S. corporation (the “60% Ownership Test”).

Based on the complex rules for determining share ownership under Section 7874 of the Code and certain factual assumptions, we believe the 60% Ownership Test was not satisfied in connection with the Business Combination. Accordingly, the limitations and other rules described above are not expected to apply to the Company or its U.S. affiliates after the Merger. However, the interpretation of

Treasury Regulations relating to the 60% Ownership Test is subject to uncertainty, and there is limited guidance regarding their application, such that any changes to the rules in Section 7874 of the Code or the Treasury Regulations promulgated thereunder, or other changes in law, could adversely affect the Company and its U.S. affiliates. Accordingly, there can be no assurance that the IRS will not take a contrary position to those described above or that a court will not agree with a contrary position of the IRS in the event of litigation.

U.S. Holders

Taxation of Distributions

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. Holder generally will be required to include in gross income the amount of any cash distribution paid on the Ordinary Shares treated as a dividend. A cash distribution on such shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations.

Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in such holder’s shares (but not below zero), and any excess will be treated as gain from the sale or exchange of such shares as described below under “—U.S. Holders—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Ordinary Shares.” It is not expected that we will determine earnings and profits in accordance with U.S. federal income tax principles. Therefore, U.S. Holders should expect that a distribution will generally be treated as a dividend.

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” any dividends received by a U.S. Holder (including any withheld taxes) will be includable in such U.S. Holder’s gross income as ordinary income on the day actually or constructively received by such U.S. Holder. Such dividends received by a non-corporate U.S. Holder will not be eligible for the dividends received deduction allowed to corporations under the Code. With respect to non-corporate U.S. Holders, certain dividends, referred to as “qualified dividend income,” received from a “qualified foreign corporation” may be subject to reduced rates of taxation. A foreign corporation is treated as a “qualified foreign corporation” with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. The U.S. Treasury Department guidance indicates that Ordinary Shares, which are intended to be listed on the Nasdaq, will be readily tradable on an established securities market in the United States. There can be no assurance, however, that the Ordinary Shares will be considered readily tradable on an established securities market in later years. Non-corporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. U.S. Holders should consult their own tax advisors regarding the application of these rules to their particular circumstances.

Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year (see “—Passive Foreign Investment Company Rules” below) or if we are treated as a surrogate foreign corporation after the completion of the Merger (see “—U.S. Federal Income Tax Treatment of the Company—Treatment of the Company as a ‘Surrogate Foreign Corporation’ for U.S. Federal Income Tax Purposes” above).

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Ordinary Shares

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” upon a sale or other taxable disposition of Ordinary Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized (generally, the sum of the amount of cash and the fair market value of any property received in such disposition) and the U.S. Holder’s adjusted tax basis in the Ordinary Shares.

Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the Ordinary Shares so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

The treatment of U.S. Holders of our Ordinary Shares could be materially different from that described above if we are or were treated as a PFIC for U.S. federal income tax purposes.

A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

As of the date hereof, we have not made a determination as to our PFIC status for our current taxable year or any other taxable year. The tests for determining PFIC status are applied annually after the close of the taxable year, and therefore our possible status as a PFIC may be subject to change. For example, the fair market value of our assets is expected to depend, in part, upon (a) the market value of the Ordinary Shares, and (b) the composition of our assets and income. Further, because the value of our goodwill may be determined based on the market value of the Ordinary Shares, a decrease in the market value of the Ordinary Shares and/or an increase in cash or other passive assets would increase the relative percentage of our passive assets. The application of the PFIC rules is subject to uncertainty in several respects and, therefore, no assurances can be provided that we are not a PFIC for any taxable year. With certain exceptions, the Ordinary Shares would be treated as stock in a PFIC with respect to a U.S. Holder if we were a PFIC at any time during a U.S. Holder’s holding period in such U.S. Holder’s Ordinary Shares. There can be no assurance, however, that we will not be treated as a PFIC for any taxable year or at any time during a U.S. Holder’s holding period.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Ordinary Shares and the U.S. Holder did not make a qualified electing fund (“QEF”) election or a mark-to-market election, such U.S. Holder generally would be subject to special and adverse rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its Ordinary Shares and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Ordinary Shares).

Under these rules:

•
the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;
•
the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we were a PFIC, will be taxed as ordinary income;
•
the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and
•
an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, a U.S. Holder generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we (or our subsidiary) receive a distribution from, or disposes of all or part of its interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. U.S. Holders are urged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.

In general, a U.S. Holder may avoid the adverse PFIC tax consequences described above in respect of the Ordinary Shares by making and maintaining a timely and valid QEF election (if eligible to do so). A QEF election is effective for the taxable year for which the election is made and all subsequent taxable years and may not be revoked without the consent of the IRS. If a U.S. Holder makes a timely QEF election with respect to its direct or indirect interest in a PFIC, the U.S. Holder will be required to include in income each year a portion of the ordinary earnings and net capital gains of the PFIC as QEF income inclusions, even if amount is not distributed to the U.S. Holder. Thus, the U.S. Holder may be required to report taxable income as a result of QEF income inclusions without corresponding receipts of cash. U.S. Holders should not expect that they will receive cash distributions from us sufficient to cover their respective U.S. tax liability with respect to such QEF income inclusions.

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

A U.S. Holder’s tax basis in Ordinary Shares will be increased to reflect QEF income inclusions and will be decreased to reflect distributions of amounts previously included in income as QEF income inclusions. No portion of the QEF income inclusions attributable to ordinary income will be treated as qualified dividend income. Amounts included as QEF income inclusions with respect to direct and indirect investments generally will not be taxed again when distributed.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. If we determine that we are a PFIC for any taxable year, we will endeavor to provide all of the information that a U.S. Holder making a QEF election is required to obtain to make and maintain a QEF election upon request, but there is no assurance that we will timely provide such information. There is also no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided. In addition, if we hold an interest in a lower-tier PFIC, U.S. Holders will generally be subject to the PFIC rules described above with respect to any such lower-tier PFICs. There can be no assurance that a portfolio company or subsidiary in which we hold an interest will not qualify as a PFIC, or that a PFIC in which we hold an interest will provide the information necessary for a QEF election to be made by a U.S. Holder.

Alternatively, if we are a PFIC and the Ordinary Shares constitute “marketable stock,” a U.S. Holder may avoid the adverse PFIC tax consequences discussed above if such U.S. Holder, at the close of the first taxable year in which it holds (or is deemed to hold) the Ordinary Shares, makes a mark-to-market election with respect to such shares for such taxable year. Such U.S. Holder generally will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its Ordinary Shares at the end of such year over its adjusted basis in its Ordinary Shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis of its Ordinary Shares over the fair market value of its Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Ordinary Shares will be treated as ordinary income.

The mark-to-market election is available only for “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including Nasdaq (on which the Ordinary Shares are listed), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Moreover, a mark-to-market election made with respect to Ordinary Shares would not apply to a U.S. Holder’s indirect interest in any lower tier PFICs in which we own shares. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to the Ordinary Shares under their particular circumstances.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 and such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS.

The rules dealing with PFICs are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of the Ordinary Shares should consult their tax advisors concerning the application of the PFIC rules to Ordinary Shares under their particular circumstances.

Information Reporting and Backup Withholding

Dividend payments (including constructive dividends) with respect to Ordinary Shares and proceeds from the sale, exchange or redemption of Ordinary Shares may be subject to information reporting to the IRS and possible United States backup withholding. Backup withholding (currently at a rate of 24%) will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. Holder’s broker) and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

Certain U.S. Holders holding specified foreign financial assets with an aggregate value in excess of an applicable dollar threshold are required to report information to the IRS relating to Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in an account maintained with a U.S. financial institution), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return, for each year in which they hold Ordinary Shares.

Material Cayman Island Tax Considerations — Ordinary Shares

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

The Tax Concessions Act

Undertaking as to Tax Concessions

In accordance with the Tax Concessions Act (as amended) of the Cayman Islands the following undertaking is hereby given to the Company:

1.
That no law which is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and
2.
In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable
a.
on or in respect of the shares debentures or other obligations of the Company; or
b.
by way of the withholding in whole or part of any relevant payment as defined in the Tax Concessions Act.

These concessions shall be for a period of thirty years from November 18, 2022.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of our business. These risks primarily include credit risk, liquidity risk, foreign currency risk and interest rate risk. See Note 23 - Financial instruments to our audited consolidated financial statements included elsewhere in this Annual Report for further details.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Following the RSS, every twenty Public Warrants are exercisable to purchase one Ordinary Share and only whole warrants are exercisable. The effective exercise price of twenty Public Warrants is $230.00, subject to adjustment as described in the Warrant Agreement. The Public Warrants are exercisable until April 28, 2028, or earlier upon redemption or liquidation.

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

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act and regulations promulgated thereunder) as of the end of the fiscal year covered by this Annual Report.

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of September 30, 2024, our disclosure controls and procedures were not effective to ensure that all information required to be disclosed by us in the reports that we file or furnish under the Exchange Act were included.

Notwithstanding the conclusion by our Chief Executive Officer and our Chief Financial Officer that our disclosure controls and procedures were not effective at September 30, 2024, and notwithstanding the material weakness in our internal control over financial reporting described below, our Chief Executive Officer and our Chief Financial Officer believe that the consolidated financial statements and related financial information included in this Annual Report fairly present in all material respects our financial condition, results of operations and cash flows as of the dates presented, and for the periods ended on such dates, in conformity with IFRS.

B. Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for Zapp Electric Vehicles Group Limited as defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of Zapp Electric Vehicles Group Limited’s internal control over financial reporting based on the framework established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”). Based on its evaluation, our management concluded that Zapp Electric Vehicles Group Limited’s internal control over financial reporting was not effective as of September 30, 2024 due to the material weaknesses described below.

Material Weakness in Internal Control Over Financial Reporting

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

In preparing the financial statements as of, and for the year ended, September 30, 2024, we identified multiple deficiencies in our internal control over financial reporting that, in the aggregate, rose to the level of a material weakness. These deficiencies largely arose from our having too few staff within our operations with sufficient knowledge of, and experience in, technical accounting and reporting matters. The specific deficiencies included: (a) a lack of formal records relating to internal control procedures and segregation of duties surrounding our financial statement close process; (b) a lack of formal inventory management procedures and inadequate application thereof; (c) inadequate segregation of duties within the transaction approval process; and (d) our controls and monitoring activities not being effective to ascertain whether the components of our internal control are present and functioning. The remediation of these deficiencies will require a significant amount of time and resources from management and other personnel.

Based on the deficiencies identified above, the Company did not fully implement components of the COSO framework, including elements of the control environment, risk assessment, control activities, information and communication, and monitoring activities components.

Remediation Efforts

We have begun the process of, and we are focused on, designing and implementing effective internal control measures to improve our internal control over financial reporting and remediate the material weakness. As we continue to evaluate and implement improvements to our internal control over financial reporting, our senior management may decide to take additional measures to address our control deficiencies or to improve the remediation efforts described in this Annual Report. Our remediation efforts include the following:

Formal records relating to internal control procedures and segregation of duties surrounding our financial statement close process: We have made changes to our internal approval procedures to ensure appropriate segregation of incompatible duties and are designing and implementing procedures to formalize internal control activities through the use of standard templates across the group. In addition, we will be implementing controls to review estimates and significant accounting transactions to improve the integrity and accuracy, as well as strengthening the skills and knowledge of our staff, in connection with the implementation of the controls required by the Sarbanes Oxley Act of 2002.

Formal inventory management procedures and inadequate application thereof: We have implemented a new inventory management system since moving into our reference micro-factory in December 2024 which, we believe, will improve inventory tracking procedures. We are also introducing additional documentation and reconciliation procedures and expanding our accounting policy guidance in this area. We also plan to train our staff to develop a comprehensive understanding of our inventory management policies and review protocols including evidence of review.

Inadequate segregation of duties within the transaction approval process: In October 2024, we completed the rollout of our workflow system across the group to ensure that all transactions are approved according to a single matrix. We have also made changes to our internal approval procedures to ensure appropriate segregation of incompatible duties that had previously been performed by a single individual.

Effectiveness of our controls and monitoring activities to ascertain whether the components of our internal control are present and functioning: We have designed but have yet to implement actions to strengthen the monitoring activities of our internal controls. These actions will include, among others, engaging an experienced resource to oversee internal control-related matters across the group and documenting and assessing on a regular basis the design of risk and control matrices for the key processes and entity-level controls.

However, we cannot be certain that the measures we have taken or may take in the future will ensure that we will establish and maintain adequate controls over our financial processes and reporting in the future. The material weakness will not be considered remediated, however, until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

C. Attestation Report of Registered Public Accounting Firm

This Report does not include an attestation report of the company’s registered public accounting firm because we qualify as an emerging growth company as such term is defined in the JOBS ACT and as such, we are exempted from such an attestation requirement.

D. Changes in Internal Control Over Financial Reporting

Except for the material weakness identified and the remediation procedures implemented by the Company as described above, there have been no changes in our internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act during the year ended September 30, 2024 that have, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents aggregate fees billed to us for professional services rendered by our independent registered public accounting firm, PKF Littlejohn LLP (London, United Kingdom, Auditor Firm ID: 2814), for the fiscal years ended September 30, 2024 and September 30, 2023.

		September 30, 2024
(in USD)	Notes	2024	2023
Audit fees(1)		180,000	206,000
Tax fees		—	—
Other fees		—	—
		180,000	206,000

Audit Fees

Audit Fees consist of fees for the audit of the consolidated financial statements of the Company.

Tax Fees

No tax fees were paid to our independent auditor during the year ended September 30, 2024.

Other Fees

No other fees were paid to our independent auditor during the year ended September 30, 2024.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act). The Nasdaq rules provide that foreign private issuers may follow home country practice in lieu of the corporate governance requirements of the Nasdaq Stock Market LLC, subject to certain exceptions and requirements and except to the extent that such exemptions would be contrary to U.S. federal securities laws and regulations. The significant differences between our corporate governance practices and those followed by domestic companies under the Nasdaq rules are that (i) we follow home country practice in lieu of compliance with Nasdaq Rule 5635(d), such that approval by our board of directors only, rather than shareholder approval as per that rule, is required for certain transactions involving the sale, issuance or potential issuance of Ordinary Shares equaling 20% or more of the Ordinary Shares outstanding before the issuance; and (ii) board approval only, and not shareholder approval, is required for the establishment of, amendment of, or grants pursuant to equity-based compensation plans. We have otherwise followed and intend to continue to follow the applicable corporate governance standards under the Nasdaq rules.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

In connection with the consummation of the Business Combination, the Company adopted an Insider Trading Policy that, among other things, governs the purchase, sale and other disposition of the Company’s securities by its directors, executive officers, senior management and employees. The Company believes the Insider Trading Policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and applicable Nasdaq requirements. A copy of our Insider Trading Policy, as amended to date, is filed as Exhibit 11.1 to this Annual Report.

ITEM 16K. CYBERSECURITY

We recognize the importance of assessing, identifying, and managing material risks associated with cybersecurity threats, as such term is defined in Item 106(a) of Regulation S-K. These risks include, among other things, operational risks, intellectual property theft, fraud, extortion, harm to employees or customers and violation of data privacy or security laws.

As an early stage business, we have not experienced any cybersecurity incidents, and for the time being we do not believe that our business faces risks from cybersecurity threats that are reasonably likely to materially affect our business, results of operations or financial condition in the near term. We recognize that cybersecurity risks will increase significantly as our business evolves, and intend to address such risks through a comprehensive approach focused on preserving the confidentiality, security and availability of the information that we collect and store by identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur. Management will undertake primary responsibility in this area in consultation with qualified IT vendors and consultants, and will regularly update our Board of Directors.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-30 of this Annual Report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit no.	Description
1.1

Zapp EV Incentive-based Compensation Clawback Policy, adopted December 1, 2023 (incorporated by reference to Exhibit 1.1 to Zapp Electric Vehicles Group Limited’s Annual Report on Form 20-F (File No. 001-41693), filed with the SEC on February 26, 2024).

1.2

Amended and Restated Memorandum and Articles of Association of Zapp Electric Vehicles Group Limited, approved April 11, 2024 (incorporated by reference to Exhibit 99.2 to Zapp Electric Vehicles Group Limited’s report on Form 6-K (File No. 001-41693), furnished to the SEC on April 16, 2024).

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

4.18

Standby Equity Purchase Agreement, dated February 10, 2024, between Zapp Electric Vehicles Group Limited and YA II PN, Ltd. (incorporated by reference to Exhibit 99.1 to Zapp Electric Vehicles Group Limited’s Form 6-K (File No. 001-41693), furnished to the SEC on February 14, 2024).

4.19

Standby Equity Purchase Agreement, dated July 11, 2024, between Zapp Electric Vehicles Group Limited and YA II PN, Ltd., including the form of Promissory Note included therein (incorporated by reference to Exhibit 99.1 to Zapp Electric Vehicles Group Limited’s Form 6-K (File No. 001-41693), furnished to the SEC on July 16, 2024).

4.20*	Share Transfer Agreement, dated December 11, 2024, between Zapp Electric Vehicles Limited and Swin Chatsuwan
4.21*	Intercompany Agreement, dated December 11, 2024, between Zapp Electric Vehicles Limited and Swin Chatsuwan
4.22*	Intercompany Agreement, dated December 11, 2024, between Zapp Electric Vehicles Limited and Zapp Scooters (Thailand) Company Limited
8.1*	List of Subsidiaries of Zapp Electric Vehicles Group Limited
11.1*	Zapp Electric Vehicles Group Limited Insider Trading Policy
12.1*	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1*	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350.
13.2*	Certification of the Principal Financial Officer pursuant to 18 U.S.C. 1350.
15.1*	Consent of PKF Littlejohn LLP, independent public accounting firm.
101.INS*	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover page formatted as Inline XBRL and contained in Exhibit 101

*	Filed herewith
#	Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but will be furnished supplementally to the SEC upon request.
##	Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

ZAPP ELECTRIC VEHICLES GROUP LIMITED

Date: January 30, 2025	By:	/s/ Swin Chatsuwan
	Name:	Swin Chatsuwan
	Title:	Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Zapp Electric Vehicles Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial positions of Zapp Electric Vehicles Group Limited and its subsidiaries (the “Company”) as of September 30, 2024 and 2023, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the two years in the period ended September 30, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2024 in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2.8 to the consolidated financial statements, the Company has incurred net losses, cash outflows from operating activities and its business model requires significant ongoing expenditure and investment over the going concern period. As at September 30, 2024 the Company had net current liabilities of $23.4 million. In order to finance its operations and working capital requirements over the next twelve months, the Company will be required to delay the settlement of amounts due to suppliers related to the Business Combination of approximately $15.5 million, and raise additional funds from the issuance of equity or convertible debt securities. The Company is investing to achieve the commercial launch of operations and revenues during 2025, for which additional funds and investments are required. The Company has access to liquidity through the existing Standby Equity Purchase Agreement, and additional funds may be raised through private or public offerings of securities, together with other financing options currently under discussion. Management’s plans concerning these matters are also set out in note 2.8. If the above actions are not successful, the Company will not have sufficient liquidity to fund operations by the middle of 2025. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

January 30, 2025

We have served as the Company's auditor since 2022.

PCAOB ID No. 2814

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

		For the Year Ended September 30,
(in USD)	Notes	2024	2023
Revenue		17,440	—
Cost of sales		(13,119)	—
Gross profit		4,321	—
Selling and distribution expenses		(325,787)	(1,425,334)
General and administrative expenses		(5,910,012)	(6,372,718)
Operating loss		(6,231,478)	(7,798,052)
Finance income	7	2,086	9,292
Finance expense	7	(1,169,261)	(561,005)
Other expense	9	(1,609,428)	(213,747,726)
Loss before tax		(9,008,081)	(222,097,491)
Income tax		—	—
Loss for the period		(9,008,081)	(222,097,491)
Earnings per share
Basic and diluted earnings per share	12	(2.56)	(92.99)

		For the Year Ended September 30,
(in USD)	Notes	2024	2023
Loss for the period		(9,008,081)	(222,097,491)
Other comprehensive loss
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences		(525,448)	(24,402)
Other comprehensive loss for the period, net of tax		(525,448)	(24,402)
Total comprehensive loss for the period		(9,533,529)	(222,121,893)

The notes on pages F-7 to F-30 form part of these financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in USD)	Notes	September 30, 2024	September 30, 2023
Assets
Current assets
Cash and cash equivalents		1,565,117	823,223
Inventory	16	505,212	566,226
Trade and other receivables	17	1,384,762	1,261,700
Total current assets		3,455,091	2,651,149
Non-current assets
Property, plant and equipment	13	460,876	590,795
Right-of-use assets	20	339,568	359,057
Intangible assets	14	1,034,440	1,042,880
Derivative assets - non-current	23	—	2,660,568
Other non-current assets		105,480	37,374
Total non-current assets		1,940,364	4,690,674
Total assets		5,395,455	7,341,823
Liabilities and Equity
Current liabilities
Trade and other payables	18	20,665,065	19,884,517
Loans and borrowings - current	19	5,734,282	3,713,717
Lease liabilities - current	20	78,125	99,961
Derivative liabilities - current	23	407,480	—
Total current liabilities		26,884,952	23,698,195
Non-current liabilities
Loans and borrowings - non-current	19	319,200	1,022,866
Lease liabilities - non-current	20	285,593	296,773
Derivative liabilities - non-current	23	242,653	603,028
Other non-current liabilities		179,462	158,578
Total non-current liabilities		1,026,908	2,081,245
Total liabilities		27,911,860	25,779,440
Equity
Share capital	21	9,853	5,790
Share premium	21	127,410,994	120,966,057
Merger reserve		12,838,970	12,838,970
Share option reserve		76,321,588	77,315,847
Foreign currency translation reserve		(788,675)	(263,227)
Equity accounted warrants		—	345,218
Accumulated deficit		(238,309,135)	(229,646,272)
Total equity		(22,516,405)	(18,437,617)
Total liabilities and equity		5,395,455	7,341,823

The notes on pages F-7 to F-30 form part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in USD)	Share capital	Share premium	Accumulated deficit	Share option reserve	Equity accounted warrants	Merger reserve	Foreign currency translation reserve	Total
At October 1, 2022	940	8,994,292	(7,544,340)	1,300,373	—	—	(238,825)	2,512,440
Comprehensive loss for the year
Loss for the year	—	—	(222,097,491)	—	—	—	—	(222,097,491)
Other comprehensive loss	—	—	—	—	—	—	(24,402)	(24,402)
Contributions by and distributions to owners
Conversion from convertible loan note	190	6,296,247	—	—	—	—	—	6,296,437
Loss on disposal of affiliate	—	—	(4,441)	—	—	—	—	(4,441)
Recapitalization at the Business Combination	4,417	103,732,715	—	—	345,218	12,838,970	—	116,921,320
Shares issued under FPA agreement	243	1,942,803	—	—	—	—	—	1,943,046
Share-based payments	—	—	—	76,015,474	—	—	—	76,015,474
At September 30, 2023	5,790	120,966,057	(229,646,272)	77,315,847	345,218	12,838,970	(263,227)	(18,437,617)
Comprehensive loss for the year
Loss for the year	—	—	(9,008,081)	—	—	—	—	(9,008,081)
Other comprehensive loss	—	—	—	—	—	—	(525,448)	(525,448)
Contributions by and distributions to owners
Shares issued on exercise of employee share options	200	887,791	—	(887,947)	—	—	—	44
Shares issued for cash, net of issuance costs	671	1,125,329	—	—	—	—	—	1,126,000
Shares issued in relation to the SEPAs	2,990	4,241,769	—	—	—	—	—	4,244,759
Shares issued to settle MSA and CSA compensation	47	190,203	—	(150,000)	—	—	—	40,250
Transfer from share premium in connection with the RSS (see note 4)	155	(155)	—	—	—	—	—	—
Transfer of expired warrants to accumulated deficit	—	—	345,218	—	(345,218)	—	—	—
Share-based payments	—	—	—	43,688	—	—	—	43,688
At September 30, 2024	9,853	127,410,994	(238,309,135)	76,321,588	—	12,838,970	(788,675)	(22,516,405)

The notes on pages F-7 to F-30 form part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Notes	For the Year Ended September 30,
(in USD)		2024	2023
Cash flows from operating activities
Loss for the period		(9,008,081)	(222,097,491)
Adjustment for:
Depreciation of property, plant and equipment and right-of-use assets		267,457	287,800
Impairment of property, plant and equipment and right-of-use assets		—	40,599
Amortization of intangible assets		138,078	136,489
Equity-settled share-based payment charge relating to the normal course of business		64,589	1,119,712
Equity-settled share-based payment charges relating to the Business Combination		—	69,772,785
Fair value movements		2,308,249	46,477,209
Foreign exchange movements		(698,142)	96,548
Share-based payment charge on acquisition of CIIG II		—	81,551,286
Professional fees relating to the Business Combination		—	15,992,016
Gain on early termination of leases		—	(11,309)
Gain on disposal of shares in affiliates		—	(1,423)
Loss on disposal of property, plant and equipment		20,176	—
Finance income		(2,086)	(9,292)
Finance expense		1,169,261	560,009
		(5,740,499)	(6,085,062)
Changes in:
- Inventories		127,526	(572,083)
- Trade and other receivables		(71,260)	(586,560)
- Other non-current assets		(62,004)	73,520
- Derivative assets		300,000	—
- Trade and other payables		559,597	611,064
- Other non-current liabilities		2,736	53,698
Cash generation from operating activities		(4,883,904)	(6,505,423)
Income tax paid		—	—
Net cash used in operating activities		(4,883,904)	(6,505,423)
Cash flows from investing activities
Acquisition of property, plant and equipment		(25,074)	(173,335)
Acquisition of intangible assets		(15,665)	(123,662)
Proceeds on disposal of property, plant and equipment		1,651	—
Loans to related parties		—	1,834
Interest received		2,086	9,292
Net cash used in investing activities		(37,002)	(285,871)
Cash flows from financing activities
Drawdown of loans, net of issuance costs		277,220	1,570,124
Proceeds from the issuance of convertible loan notes, net of issuance costs		4,787,700	6,008,981
Repayment of loans		(585,223)	(84,606)
Payment of lease liabilities		(87,912)	(109,974)
Proceeds from the issuance of shares		1,365,348	—
Professional fees relating to the Business Combination		—	(1,680,440)
Interest paid		(159,825)	(55,248)
Net cash from financing activities		5,597,308	5,648,837
Net increase / (decrease) in cash and cash equivalents		676,402	(1,142,457)
Cash and cash equivalents at October 1, 2023 and 2022		823,223	1,963,087
Effect of exchange rate fluctuations on cash held		65,492	2,593
Cash and cash equivalents at September 30, 2024 and 2023		1,565,117	823,223

The notes on pages F-7 to F-30 form part of these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended September 30, 2024

1. Reporting entity

Zapp Electric Vehicles Group Limited (the “Company” or "Zapp EV") is an exempted company incorporated under the laws of the Cayman Islands on November 15, 2022. The Company’s registered office is at 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands. The Company’s principal executive office is at 87/1 Wireless Road, 26/F Capital Tower, All Seasons Place, Lumpini, Pathumwan, Bangkok 10330, Thailand. The Group’s principal activity is the design, manufacture and sale of electric vehicles.

The financial statements incorporate the accounts of the Company and entities controlled by the Company (“its subsidiaries”). The term “Group” means, subsequent to closing of the Business Combination, Zapp Electric Vehicles Group Limited and its subsidiaries.

The Business Combination

On April 28, 2023, the Company consummated a business combination pursuant to the Agreement and Plan of Merger, dated as of November 22, 2022 (the “Merger Agreement”), by and among Zapp EV, CIIG Capital Partners II, Inc. (“CIIG II”), Zapp Electric Vehicles Limited, a private company limited by shares registered in England and Wales (“Zapp UK”) and Zapp Electric Vehicles, Inc., a Delaware corporation and direct, wholly owned subsidiary of the Company (“Merger Sub”).

The Merger Agreement provided that the parties thereto would enter into a business combination transaction (the “Business Combination”) pursuant to which, among other things, (i) the shareholders of Zapp UK transferred their respective ordinary shares of Zapp UK to Zapp EV in exchange for ordinary shares of Zapp EV (“Ordinary Shares”, and such exchange, the “Company Exchange”); and (ii) immediately following the Company Exchange, Merger Sub merged with and into CIIG II, with CIIG II being the surviving corporation in the merger (the “Merger”), and each outstanding share of common stock of CIIG II (other than certain excluded shares) would convert into the right to receive one Ordinary Share.

Upon the consummation of the Business Combination: (i) the shareholders of Zapp UK transferred their respective ordinary shares of Zapp UK to the Company in exchange for Ordinary Shares pursuant to the Company Exchange, (ii) $6.1 million in aggregate principal amount of Zapp UK’s senior unsecured convertible loan notes due 2025 (the “Zapp UK Convertible Loan Notes”) were automatically redeemed at the principal amount by conversion into ordinary shares of Zapp UK, which were then transferred to the Company in exchange for Ordinary Shares; (iii) all Zapp UK options, whether vested or unvested, were released and cancelled by holders of Zapp UK options in exchange for options to purchase Ordinary Shares (the “Exchange Options”); (iv) the Zapp UK warrants issued to Michael Joseph to purchase ordinary shares of Zapp UK ceased to be warrants with respect to ordinary shares of Zapp UK and were assumed by the Company and converted into fully vested warrants to purchase Ordinary Shares; (v) all shares of CIIG II Class A common stock, par value $0.0001 per share, and CIIG II Class B common stock, par value $0.0001 per share, were cancelled and automatically deemed to represent the right to receive Ordinary Shares; and (vi) each CIIG II warrant was modified to provide that such warrant no longer entitled the holder thereof to purchase the number of shares of CIIG II’s common stock set forth therein and in substitution thereof such warrant would entitle the holder to acquire Ordinary Shares per warrant on the same terms (the “Public Warrants”).

Upon consummation of the Business Combination, the Ordinary Shares and the Public Warrants commenced trading on The Nasdaq Stock Market LLC, or “Nasdaq”, under the symbols “ZAPP” and “ZAPPW,” respectively.

As the Company Exchange constituted a common control transaction, the consolidated financial statements are prepared as a continuation of the financial statements of Zapp UK, the accounting acquirer, with a recapitalization to reflect the capital structure of Zapp EV.

As CIIG II did not constitute a business under the definitions of IFRS 3 Business Combinations, the Merger was classified as a reverse acquisition and fell within the scope of IFRS 2 Share-based payment, with the issuance of shares to legacy CIIG II shareholders being treated as a share-based payment in exchange for the acquisition of the net assets of CIIG II by the Company.

2. Significant accounting policies

2.1.
Basis of preparation

These consolidated financial statements have been prepared in accordance with international accounting standards in conformity with the requirements of IFRS. They were authorized for issue by the Company’s Board of Directors on January 30, 2025.

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

The Group’s interests in equity-accounted investees comprised an interest in an affiliate which was disposed of during the year ended September 30, 2023. See Note 15 for further details.

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

2.4.
New and amended standards and interpretations

The following amended standards became effective for the Group’s fiscal year ended September 30, 2024, but did not have a material impact on the consolidated financial statements of the Group:

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
•
Amendments to IAS 12 - International Tax Reform - Pillar 2 Model Rules (effective for annual periods beginning on or after January 1, 2023, however the temporary exception from accounting for deferred taxes arising from the implementation of the OECD’s Pillar Two model rules and the requirement to disclose the application of the exception are to be applied immediately on the issue of the amendment).
2.5.
Standards issued but not yet effective

The standards and interpretations applicable to the Group that are issued, but not yet effective, up to the date of issuance of the Group’s consolidated financial statements are discussed below. The Group has not early-adopted these standards and amendments and intends to adopt them, if applicable, when they become effective.

The following standard amendments became effective at the earliest for annual periods beginning on or after January 1, 2024, but are not expected to have a material impact on the consolidated financial statements of the Group:

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
•
Amendments to IAS 7 and IFRS 7 – Supplier Finance Arrangements (effective for annual periods beginning on or after January 1, 2024).
•
Amendments to IAS 21 – Lack of Exchangeability (effective for annual periods beginning on or after January 1, 2025).
•
Amendments to IFRS 10 and IAS 28 – Sale or contribution of assets between an investor and its associate or joint venture (available for optional adoption/effective date deferred indefinitely).
•
Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments (effective for annual periods beginning on or after January 1, 2026).
•
Annual Improvements to IFRS Accounting Standards – Volume 11 (effective for annual periods beginning on or after January 1, 2026).
•
IFRS 19 – Subsidiaries without Public Accountability: Disclosures which permits a subsidiary to provide reduced disclosures when applying IFRS Accounting Standards in its financial statements (effective for reporting periods beginning on or after January 1, 2027 with earlier application permitted).

IFRS 18 - Presentation and Disclosure in Financial Statements will be effective for periods beginning on or after January 1, 2027, and the Group is currently assessing the potential impact of the new standard.

2.6.
Foreign currency

These financial statements are presented in U.S. dollars. All amounts have been presented to the nearest dollar, unless otherwise indicated.

Translation of financial statements

Our reporting currency is the U.S. dollar. The financial statements of our operations whose functional currency is other than the dollar are translated from such functional currency to dollars at the exchange rates in effect at the date of the statement of financial position for assets and liabilities, and at weighted average rates for the period for revenues and expenses, including gains and losses.

Translational gains and losses are recognized in other comprehensive income and accumulated in the foreign currency translation reserve.

Transactions in foreign currencies

Transactions in foreign currencies are translated to functional currency at the foreign exchange rate on the date the transaction occurred. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the foreign exchange rate ruling at that date. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Gains and losses from foreign currency transactions are recognized in Other income / (expense) within the statement of profit or loss.

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

Note 14 Intangible assets—establishing the fair value of acquired intangible assets on an ongoing basis;

Note 20 Leases—Whether an arrangement contains a lease; reasonably certain to exercise extension or termination options; determining the incremental borrowing rate;

Note 22 Share-based payments—Key valuation assumptions; and

Note 23 Financial instruments—Determining the fair value of financial instruments on the basis of significant unobservable inputs.

2.8.
Going concern

The financial statements have been prepared on a going concern basis.

The Company had an accumulated deficit at September 30, 2024, a net loss and net cash used in operating activities for the year then ended. As of that date, we had cash and cash equivalents of $1.6 million while our trade and other payables amounted to $20.7 million as we had agreed with certain key suppliers, most notably a number of professional services firms that provided services related to the Business Combination, to delay the settlement of payment obligations. The Company has made limited sales to date and is attempting to commence operations and generate revenue; however, the Company’s cash position may not be sufficient to support the Company’s daily operations until that point. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

The Company has access to up to $44.9 million of liquidity through the Standby Equity Purchase Agreement with an affiliate of Yorkville Advisors Global, LP (see Note 23) which management believes will provide sufficient liquidity to produce the volume of i300s expected to be sold in 2025 following its commercial launch in Thailand and in Europe. The Company raised $1.1 million between December 2024 and January 2025 pursuant to the New SEPA (see Note 26) and expects to raise further amounts through the same mechanism in the coming months.

We intend to seek further extensions to our obligations by assent of our suppliers and to raise up to $5.0 million of additional funds by way of private or public offerings of securities. We are also in discussions with certain providers of bank and other financing and expect to raise up to $3.0 million from these sources.

We believe that all such funds, taken together, will be sufficient to provide the Company with the liquidity required to commence production of the i300 at scale and launch commercially. We will have access to the EXIM facility (see Note 19) once we commence sales outside of Thailand, which management believes will provide sufficient liquidity to enable the Company to expand its export operations in future years.

Management’s plans to alleviate the conditions that raise substantial doubt regarding the Company’s ability to continue as a going concern cannot be guaranteed or are not entirely within the Company’s control and therefore cannot be considered probable. While we believe in the viability of our strategy to commence operations and raise additional funds, if these actions are not successful we will not have sufficient liquidity to continue to fund our operations by the middle of 2025.

The financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

3. Accounting policies

3.1.
Revenue

The Group evaluates revenue from contracts with customers based on the five-step model under IFRS 15: (1) identify the contract with the customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the separate performance obligations; and (5) recognize revenues when (or as) each performance obligation is satisfied.

Revenue is be measured based on the consideration the Group expects to be entitled to in a contract with a customer and excludes amounts collected on behalf of third parties. The Group recognizes revenue when it transfers control over a product or service to a customer.

Sale of electric vehicles

The Group sells new electric vehicles directly to its customers, through its online platform. The prices of vehicles is set forth in the customer contracts at stand-alone selling prices which are agreed prior to delivery. The Group satisfies its performance obligations for vehicle sales upon delivery, at which time the transfer of title, risks, and rewards of ownership and control pass to the customer. The Group recognizes revenue at the agreed-upon purchase price stated in the contract less an estimate for returns. Prior to the delivery of each vehicle, payment is received or financing is arranged. Revenue is recognized net of sales tax.

Deferred revenue relates to undelivered vehicle orders. Deferred revenue is recognized at the point when cash is received for the order and is derecognized into revenue upon delivery of the vehicle to the customer.

3.2.
Cost of sales

Cost of sales primarily relate to vehicle manufacturing costs, as well as any necessary adjustment to reflect inventory at the lower of cost and net realizable value. Cost of sales also includes the depreciation of molds used in vehicle manufacture.

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

Depreciation of right-of-use assets is recognized within operating expenses in the statement of profit or loss.

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

Severance liabilities are recognized in the Group’s consolidated statement of financial position under non-current liabilities. The related expenses, if incurred during the period, are recognized in the Group’s consolidated statement of profit or loss. Prior service cost is initially recognized in other comprehensive income (loss) at the date of plan amendment. Such prior service cost is amortized as an expense as a component of net periodic pension cost using the weighted average remaining years of service to full eligibility date for active employees.

3.5.
Share-based payments

Equity-settled share-based payments to employees and non-employee directors are measured at the fair value of the equity instruments at the grant date.

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

3.9.
Intangible assets

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. Amortization is recognized within general and administrative expenses in the statement of profit or loss. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

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

3.13.
Convertible loan notes

Convertible loan notes are accounted for as a hybrid financial instrument comprising: (i) a liability for the principal and interest amount, and (ii) a single compound embedded derivative instrument for the conversion options and any other relevant features.

The host contract is classified as a financial liability because there is an obligation to to deliver cash to the holder on redemption of the Convertible Notes at the maturity date.

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

Measurement of fair values - valuation techniques and significant unobservable inputs

For the valuation techniques used in measuring Level 3 fair values for financial instruments in the statement of financial position, as well as the significant unobservable inputs used, see Note 23.

3.15.
Equity reserves

The share option reserve represents the cumulative amounts charged to profit or loss in respect of employee share option arrangements where the scheme has not yet been settled by means of an award of shares to an individual.

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

4. Reverse stock split

On April 23, 2024, the Company effected a consolidation of its authorized share capital from 500,000,000 shares, par value, $0.0001 each to 25,000,000 shares, par value $0.002 each (the “Reverse Stock Split” or “RSS”). As a result of the Reverse Stock Split, every twenty Ordinary Shares issued and outstanding as of the record date were combined into one post-RSS Ordinary Share. No fractional shares were issued as a result of the Reverse Stock Split. Shareholders holding a number of shares not evenly divisible by twenty were instead rounded up to the next whole post-RSS Ordinary Share.

The Company also proportionately adjusted the terms of outstanding warrants, equity-based awards and other outstanding equity rights.

The impact of the Reverse Stock Split is presented below:

(in USD)	Number Prior to RSS	Number Post-RSS	Exercise Price Prior to RSS	Exercise Price Post-RSS
Ordinary shares***	62,601,280	3,208,038
Warrants*	26,437,500	26,437,500	$11.50	$11.50
Warrants**	2,280,979	2,280,979	$0.79	$0.79
Warrants**	1,140,490	1,140,490	$4.49	$4.49
Share options	1,026,441	51,323	$0.000022	$0.00045
Share options	1,123,382	56,179	$0.78	$15.69
Share options	127,164	6,366	$2.13	$42.60
Management earnout shares	8,518,290	425,916
Sponsor earnout shares	754,687	37,735
SAP compensation	683,720	34,186

*While the number of warrants remained unchanged, twenty warrants must now be exercised to purchase one Ordinary Share. The effective exercise price of twenty warrants is $230.00.

**These warrants expired on May 28, 2024.

***The number of post-RSS shares is not exactly one twentieth of the number of pre-RSS shares due to the issuance of additional shares to ensure no fractional shares would be issued.

The number of ordinary shares and other instruments presented throughout these consolidated financial statements has been adjusted to reflect the capital structure as if the Reverse Stock Split had occurred prior to the start of the first period presented.

5. Revenue

The Group did not generate material revenue during the year ended September 30, 2024. Revenue of $17,440 related to the sale of two i300 vehicles to customers in the United Kingdom. This amount remained outstanding at September 30, 2024. No revenue was generated in the year ended September 30, 2023.

6. Expenses by nature

Total selling and distribution expenses, and general and administrative expenses for the years ended September 30, 2024 and 2023 included expenses of the following nature:

	For the Year Ended September 30,
(in USD)	2024	2023
Production expenses	417,016	402,089
Depreciation, amortization and impairments	425,737	464,370
Employee expenses	3,821,486	3,624,021
Marketing expenses	13,876	941,845
Professional fees	1,101,169	1,550,864
Other expenses	456,515	814,863
Total	6,235,799	7,798,052

7. Finance income and expense

Finance income and expense comprised the following for the years ended September 30, 2024 and 2023:

	For the Year Ended September 30,
(in USD)	2024	2023
Finance income
Interest on bank deposits	2,086	9,292
Total finance income	2,086	9,292
Finance expense
Interest on convertible notes	(832,003)	(409,561)
Interest on loans and borrowings	(304,187)	(103,605)
Interest on lease liabilities	(23,134)	(39,402)
Other interest payable	(9,937)	(8,437)
Total finance expense	(1,169,261)	(561,005)

Finance income represents interest income. Finance expense consists primarily of interest on convertible loans and other borrowings (see Note 19) and the unwinding of discounting on leases and other financial liabilities (see Note 20).

8. Expenses relating to the Business Combination

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

Further information on the share-based payment expenses arising on the Business Combination is provided in Note 22.

The share-based payment expense on acquisition of CIIG II relates to the excess of the fair value of the Ordinary Shares issued to non-redeeming CIIG II shareholders over the net assets of CIIG II on the closing of the Business Combination.

Of the cash-settled amounts, $7,525,388 remained outstanding as at September 30, 2024 ($7,565,495 as at September 30, 2023) and is included within accounts payable and accrued liabilities.

Upon closing of the Business Combination, the Group acquired liabilities of $11,491,920 relating to transaction expenses incurred by CIIG II. Of these, $11,355,330 remained outstanding as at September 30, 2024 ($11,300,921 as at September 30, 2023), of which $8,125,491 ($8,167,921 as at September 30, 2023) is included within accounts payable and accrued liabilities and $3,229,840 ($3,133,000 as at September 30, 2023) is included within loans and borrowings.

Furthermore, the Group has made provision for excise tax on redeemed shares of $2,309,495 in relation to the 1 percent excise tax on stock repurchases by publicly traded companies that occur after December 31, 2022 enacted under Section 4501 of the United States Inflation Reduction Act of 2022.

9. Other (expenses)/income

Other (expenses)/income comprised the following for the years ended September 30, 2024 and 2023:

	For the Year Ended September 30,
(in USD)	2024	2023
Fair value movements	(2,308,249)	(46,477,209)
Foreign exchange movements	698,142	14,868
Expenses relating to the Business Combination	—	(167,316,087)
Gain on early termination of leases	—	11,309
Profit on disposal of shares in associates	—	1,423
Sundry income	679	17,970
	(1,609,428)	(213,747,726)

For the year ended September 30, 2024, fair value movements included $2,360,568 ($48,552,478 for the year ended September 30, 2023) of losses on the revaluation of the Forward Purchase Agreements canceled in January 2024, gains of $360,375 ($2,039,723 for the year ended September 30, 2023) on the revaluation of warrants accounted for as a financial liability and losses of $308,056 ($nil for the year ended September 30, 2023) on the revaluation of the Standby Equity Purchase Agreements (see Note 23).

Expenses related to the Business Combination represent cash-settled and equity-settled expenses recognized in connection with the Business Combination and are detailed in Note 8.

10. Taxation

Reconciliation of effective tax rate

The Group incurred tax losses for the years ended September 30, 2024 and 2023 and accordingly has not recognized any current income tax during such periods. The following table presents the reconciliation of effective tax rate for the years ended September 30, 2024 and 2023:

	For the Year Ended September 30,
(in USD)	2024	2023
Loss before tax	(9,008,081)	(222,097,491)

Income tax at the domestic rate of 25.00% (2023: 22.00%)	(2,252,020)	(45,970,977)
Impact of difference in overseas tax rates	1,513,399	40,961,202
Non-deductible expenses	10,730	2,685
Current year losses for which no deferred tax asset is recognized	734,651	5,026,928
Others	(6,760)	(19,838)
	—	—

As our operating companies are owned by a UK holding company, the domestic rate of tax applied has been calculated using the rates of corporation tax applicable in the United Kingdom for the relevant period.

Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items because it is not probable that future taxable profits will be available against which the Group entities can utilize benefits therefrom as at September 30, 2024, and 2023:

	For the Year Ended September 30,
(in USD)	2024	2023
Severance liabilities	44,866	31,716
Tax losses	12,919,369	5,946,743
	12,964,235	5,978,459

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

Tax losses carried forward

Generally, tax losses in Thailand expire 5 years from the date the loss was incurred, but tax losses in the United Kingdom and France can be carried forward indefinitely. As at September 30, 2024, we had tax loss carry-forwards that will expire in the following periods:

(in USD)
2025	58,800
2026	503,282
2027	759,188
2028	1,475,536
2029	2,481,933
2030	2,602,660
No expiration	5,037,970
12,919,369

The losses are subject to examination by the tax authorities and to restriction on their utilization. In particular, the losses can only be utilized against profits arising in the legal entity in which they arose.

11. Segment information

The Group's non-current assets by geographic location as at September 30, 2024 and September 30, 2023 were as follows:

(in USD)	September 30, 2024	September 30, 2023
Cayman Islands	—	2,661,418
Europe	411,784	463,442
Thailand	1,528,580	1,565,814
	1,940,364	4,690,674

Management considers there to be only one segment at this time.

12. Earnings per share

The following table sets forth the computation of basic and diluted loss per share for the years ended September 30, 2024 and September 30, 2023:

	For the Year Ended September 30,
(in USD)	2024	2023
Loss for the period	(9,008,081)	(222,097,491)
Basic weighted average number of ordinary shares	3,515,171	2,388,355
Basic and diluted loss per ordinary share	(2.56)	(92.99)

As the Group incurred net losses for the years ended September 30, 2024 and September 30, 2023, basic loss per share was the same as diluted loss per share in each year.

The number of ordinary shares has been adjusted to reflect the capital structure as if the Reverse Stock Split had occurred prior to the start of the first period presented (see Note 4). The weighted average number of shares outstanding for 2023 was calculated by applying the exchange ratio set out in the Company Exchange to the weighted average number of Zapp UK shares outstanding during the period prior to the Business Combination.

The following weighted-average effects of potentially dilutive outstanding ordinary share awards, including share options, warrants, management earnout shares and sponsor earnout shares, were excluded from the computation of diluted loss per share because their effects would have been anti-dilutive for the years ended September 30, 2024 and September 30, 2023:

	For the Year Ended September 30,
	2024	2023
Share options	113,155	213,661
Warrants	1,321,875	1,492,956
Management earnout shares	425,915	425,915
SAP earnout shares	34,186	34,186
Sponsor earnout shares	37,735	37,735
Shares issuable upon conversion of loan notes	841,572	—
Total	2,774,438	2,204,453

The number of potentially dilutive shares issuable upon the exercise of warrants reflects the fact that, since the RSS, twenty warrants must now be exercised to purchase one Ordinary Share.

13. Property, plant and equipment

(in USD)	Leasehold and leasehold improvements	Furniture, fixtures and office equipment	Plant equipment	Vehicles	Total
Cost
At October 1, 2022	63,425	66,642	379,808	54,270	564,145
Additions	37,935	75,797	31,756	141,511	286,999
Effect of movements in exchange rates	3,119	(791)	5,162	(6,868)	622
At September 30, 2023	104,479	141,648	416,726	188,913	851,766
Additions	—	6,355	18,719	—	25,074
Disposals	—	(3,336)	—	(33,778)	(37,114)
Effect of movements in exchange rates	10,442	16,484	54,456	21,603	102,985
At September 30, 2024	114,921	161,151	489,901	176,738	942,711
Accumulated depreciation and impairment losses
At October 1, 2022	3,250	6,215	69,324	4,699	83,488
Depreciation for the year	26,667	22,545	84,898	33,397	167,507
Impairment for the year	11,276	3,736	—	—	15,012
Effect of movements in exchange rates	(700)	(756)	(2,171)	(1,409)	(5,036)
At September 30, 2023	40,493	31,740	152,051	36,687	260,971
Depreciation for the year	21,823	26,851	86,765	55,318	190,757
Depreciation on disposals	—	(995)	—	(15,875)	(16,870)
Effect of movements in exchange rates	5,322	5,722	26,266	9,667	46,977
At September 30, 2024	67,638	63,318	265,082	85,797	481,835
Carrying amounts
At October 1, 2022	60,175	60,427	310,484	49,571	480,657
At September 30, 2023	63,986	109,908	264,675	152,226	590,795
At September 30, 2024	47,283	97,833	224,819	90,941	460,876

14. Intangible assets

(in USD)	Development costs	Patents and trademarks	Software	Total
Cost
At October 1, 2022	1,210,873	55,118	872	1,266,863
Additions	18,186	5,712	117,951	141,849
Effect of movements in exchange rates	20,797	1,221	(4,447)	17,571
At September 30, 2023	1,249,856	62,051	114,376	1,426,283
Additions	—	—	15,665	15,665
Effect of movements in exchange rates	156,996	7,544	11,509	176,049
At September 30, 2024	1,406,852	69,595	141,550	1,617,997
Accumulated amortization and impairment losses
At October 1, 2022	239,134	8,847	4	247,985
Amortization for the year	129,668	6,144	677	136,489
Effect of movements in exchange rates	(972)	(84)	(15)	(1,071)
At September 30, 2023	367,830	14,907	666	383,403
Amortization for the year	128,090	6,417	3,570	138,077
Effect of movements in exchange rates	59,342	2,466	269	62,077
At September 30, 2024	555,262	23,790	4,505	583,557
Carrying amounts
At October 1, 2022	971,739	46,271	868	1,018,878
At September 30, 2023	882,026	47,144	113,710	1,042,880
At September 30, 2024	851,590	45,805	137,045	1,034,440

Capitalized development costs represent the cost of prototype vehicles and other components based on contractual terms. The development costs are being amortized over a useful life of 10 years; as at September 30, 2024 the remaining useful life was 6 years.

Amortization expenses of $138,077 for the year ended September 30, 2024 and $136,489 for the year ended September 30, 2023 have been recognized in general and administrative expenses.

15. Investments in Associates

On March 28, 2023, Zapp Scooters (Thailand) Company Limited (“ZTH”) entered into an asset sale and purchase agreement with Zapp Manufacturing Thailand Company Limited (“ZMT”) whereby the certain capitalized development costs would be transferred in exchange for the settlement of existing acknowledged debt between the two companies. At the time of the transaction, ZTH held a 49% shareholding in ZMT, which was an associate of the Group. The remaining shares of ZMT were held by the Founder, Swin Chatsuwan, the Chief Executive Officer and a director of the Company.

On March 30, 2023 ZTH sold its 49% shareholding in ZMT to Mr.Chatsuwan. At the time of the transaction the carrying value of the Group's equity accounted investment in ZMT was $nil due to historic losses incurred by ZMT.

At the time of the transaction both parties were controlled by Mr. Chatsuwan and as such, the transaction fell within the scope of a Business Combination Under Common Control. The Group elected to apply the book value method in accounting for the business combination. As a result, the Group recognized the capitalized development costs acquired at their book value on the transaction date of $18,186. The carrying value of the acknowledged debt at the time of the transaction was $22,652. The Group elected to recognize the difference between the consideration and the carrying value of the assets acquired of $4,166 directly within retained earnings as a loss on disposal of associate.

Separately, the Group recognized a profit on disposal of shares in associates as follows:

(in USD)	For the Year Ended September 30, 2023
Proceeds on disposal	1,363
Less carrying value of investment on disposal date	—
Gain on disposal of shares in associate	1,363

16. Inventories

(in USD)	September 30, 2024	September 30, 2023
Raw materials	341,434	432,744
Work in progress	58,823	58,633
Finished goods	104,955	74,849
	505,212	566,226

Raw materials includes a provision for obsolete inventory of $101,704 (2023 - $5,706). The gross carrying value of inventory is $606,916 (2023 - $571,932).

17. Trade and other receivables

Trade and other receivables comprised the following at September 30, 2024 and September 30, 2023:

(in USD)	September 30, 2024	September 30, 2023
Trade receivables	21,515	—
Income tax receivable	460,738	460,738
Other taxation and social security receivable	180,368	123,214
Prepayments	261,352	396,190
Other receivables	460,789	281,558
	1,384,762	1,261,700

The income tax receivable represents payments on account of US tax liabilities.

Prepayments relate primarily to the Company's Directors' and officers' insurance policy.

18. Trade and other payables

Trade and other payables comprised the following at September 30, 2024 and September 30, 2023:

(in USD)	September 30, 2024	September 30, 2023
Accounts payable and accrued liabilities	20,497,131	19,754,628
Other taxation and social security payable	155,054	114,590
Deferred income	12,880	15,299
	20,665,065	19,884,517

Accounts payable and accrued liabilities relate primarily to the payment obligations to professional service providers arising on the Business Combination. See Note 8 for further details.

19. Loans and borrowings

Loans and borrowings comprised the following at September 30, 2024 and September 30, 2023:

(in USD)	September 30, 2024	September 30, 2023
Current
Bank loans	15,925	14,527
Convertible notes	1,488,517	—
Promissory notes	4,229,840	3,699,190
	5,734,282	3,713,717
Non-current
Bank loans	10,009	22,866
Promissory notes	—	1,000,000
Promissory notes issued to related parties	309,191	—
	319,200	1,022,866
	6,053,482	4,736,583

The carrying value of loans and borrowings classified as financial liabilities measured at amortized cost approximates fair value. See Note 23.

Convertible loan notes

The convertible notes relate to the residual value of the notes issued in accordance with the New Standby Equity Purchase Agreement (“New SEPA”) after deducting the value of the embedded derivatives from the face value of the notes. See Note 23. As at September 30, 2024 the face value of the outstanding notes was $2.1 million.

Promissory notes

On April 14, 2023 the Company issued a promissory note with a value of $1.0 million which bears interest at a rate of 15.0% per annum and is repayable in April 2025.

Upon closing of the Business Combination, the Group assumed obligations under promissory notes issued by CIIG II totaling $3,203,000. Each note is convertible to warrants at a price of $1.00 per warrant to purchase Ordinary Shares at an effective price of $230.00 per warrant (twenty warrants must be exercised to entitle the holder to be issued with an Ordinary Share) and was repayable in April 2024 unless the holder elected to convert. Of the notes, $2,653,833 are interest-free and $479,167 bear interest at a rate of 15.00% per annum, payable quarterly in kind. At September 30, 2024, $576,007 was outstanding under the interest-bearing note.

On August 2, 2023 the Company issued a 9.0% promissory note with a value of THB 20.0 million (approximately $570,000 at the date of issuance). The note was repaid on August 13, 2024.

On January 12, 2024, Zapp Scooters (Thailand) Company Limited issued a promissory note to Patchara Rattakul, a director of the Company, with a value of THB 10.0 million (approximately $287,000 at that date) which bears interest at a rate of 15.0% per annum and is repayable in January 2026. At September 30, 2024 the amount outstanding on this note was approximately $309,000.

Other

The Group entered into an export receivables financing arrangement with The Export-Import Bank of Thailand (“EXIM”) in September 2020 up to an aggregate amount of THB10.0 million (approximately $274,520). As at September 30, 2024, no amounts were outstanding under the EXIM Facility.

20. Leases

The Group has entered into lease contracts for its offices, delivery vans and staff motor vehicles. The Group's obligations under its leases are secured either by the lessor's title to the leased assets or by a collateral pledge over the lease assets.

The carrying amounts and movement in the right-of-use assets are set out below:

(in USD)	Leasehold property	Furniture, fixtures and office equipment	Vehicles	Total
Cost
At October 1, 2022	330,289	9,511	22,105	361,905
Additions	467,465	—	92,933	560,398
Adjustments for early termination	(403,080)	—	—	(403,080)
Effect of movements in exchange rates	25,316	171	(3,635)	21,852
At September 30, 2023	419,990	9,682	111,403	541,075
Additions	22,077	—	—	22,077
Effect of movements in exchange rates	41,068	1,216	11,327	53,611
At September 30, 2024	483,135	10,898	122,730	616,763
Accumulated depreciation and impairment losses
At October 1, 2022	27,365	264	11,052	38,681
Depreciation for the year	97,756	1,682	20,336	119,774
Impairment for the year	25,588	—	—	25,588
Effect of movements in exchange rates	(2,014)	(64)	53	(2,025)
At September 30, 2023	148,695	1,882	31,441	182,018
Depreciation for the year	49,049	1,647	26,004	76,700
Effect of movements in exchange rates	13,745	405	4,327	18,477
At September 30, 2024	211,489	3,934	61,772	277,195
Carrying amounts
At October 1, 2022	302,924	9,247	11,053	323,224
At September 30, 2023	271,295	7,800	79,962	359,057
At September 30, 2024	271,646	6,964	60,958	339,568

The carrying amount and movement in the lease liabilities are set out below:

(in USD)
At October 1, 2022	332,816
Additions	560,398
Interest	39,402
Payments	(109,974)
Adjustments for early termination	(414,389)
Effect of movements in exchange rates	(11,519)
At September 30, 2023	396,734
Additions	22,077
Interest	23,134
Payments	(87,912)
Effect of movements in exchange rates	9,685
At September 30, 2024	363,718

The following are the amounts recognized in the statement of profit or loss in respect of lease agreements:

	For the Year Ended September 30,
(in USD)	2024	2023
Depreciation expense on right-of-use assets	76,700	119,775
Interest on lease liabilities	23,134	39,402
	99,834	159,177

21. Share capital

Issued and fully paid share capital

	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
	Number	Number	$	$
Ordinary shares of $0.002 per share	4,926,711	2,894,970	9,853	5,790

The authorized share capital of the Company is US$50,000 divided into 25,000,000 ordinary shares of $0.002 each. Holders of Ordinary Shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at general meetings of the Company.

Movements in the Company's share capital in the year ended September 30, 2024 are as follows:

(in USD, except number)	Number	Share capital	Share premium
At October 1, 2023	2,894,970	5,790	120,966,057
Shares issued on exercise of employee share options	99,793	200	887,791
Shares issued for cash, net of issuance costs	335,311	671	1,125,329
Shares issued in relation to the SEPA	1,495,157	2,990	4,241,769
Shares issued to settle MSA and CSA compensation	23,606	47	190,203
Transfer from share premium in connection with the RSS (see note 4)	77,874	155	(155)
At September 30, 2024	4,926,711	9,853	127,410,994

As of September 30, 2024, 26,437,500 warrants to acquire the Company's ordinary shares were outstanding. Each warrant can be converted into the right to be issued with 1/20th of an Ordinary Share, and so twenty warrants must be exercised to purchase one Ordinary Share; only whole warrants are exercisable. The effective exercise price of twenty warrants is $230.00, and the warrants are exercisable until April 28, 2028, or earlier upon redemption or liquidation. Until warrant holders acquire the Ordinary Shares upon exercise of such warrants, they have no rights in respect of such Ordinary Shares.

On May 28, 2024, 3,421,469 warrants entitling the holder to purchase a total of 171,073 Ordinary Shares expired. As a result, the previously recognized equity settled warrants reserve of $345,218 was reversed and transferred to accumulated losses.

22. Share-based payments

Following the RSS, the number of shares issuable in connection with share-based payments in force at that time were adjusted (see Note 4). All share numbers and exercise prices stated below are after this adjustment.

Informal share-based payment arrangements

The Company intends to implement a formal equity incentive plan in the near-term but has historically made ad hoc grants of options to purchase its Ordinary Shares to certain employees, officers, directors, and consultants of the Company and its subsidiaries and non-employee directors of the Company. The options are considered to be equity-settled share-based payment arrangements and have a maximum term of up to ten years from the date of grant. Until optionholders acquire the Ordinary Shares upon exercise of such options, they have no rights with respect to the Ordinary Shares.

The options generally vest as follows:

•
Full vesting at grant date; or
•
Vesting in fractions over a two- or three-year vesting period, which is considered a service condition.

Upon closing of the Business Combination, all options were novated from options to purchase shares in Zapp UK, the previous parent company of the Group, to options to purchase shares in Zapp EV, the new parent company. The number of options granted to each individual was adjusted to reflect the new capital structure of the Group and maintain a consistent value to each option.

Upon closing of the Business Combination, certain options issued with vesting based on listing success became fully vested.

Management earnout

Upon closing of the Business Combination, certain legacy Zapp UK shareholders were entitled to receive an earnout of 425,916 Ordinary Shares (the “Management Earnout”). The earnout is subject to the closing price of each Ordinary Share equaling or exceeding, for any 20 trading days during a 30 consecutive trading day period, (i) $240.00 per share (the “First Earnout Condition”), (ii) $280.00 per share (the “Second Earnout Condition”) or (iii) $320.00 per share (the “Third Earnout Condition”; and each of the First, Second and Third Earnout Conditions an “Earnout Condition”), as applicable, in each case as equitably adjusted for share splits, share dividends, reorganizations and recapitalizations. In the event that an Earnout Condition is not satisfied prior to the fifth anniversary of the closing, the Management Earnout shares shall be forfeited and cease to exist.

Each earnout is considered an equity-settled share based payment arrangement with market performance conditions. Therefore, a share-based payment charge has been recognized in full on the grant date with reference to the fair value of the options on that date.

Sponsor earnout

Upon closing of the Business Combination, 37,735 shares held by certain legacy CIIG II shareholders were unvested and shall vest at such time that the closing price of each Ordinary Share equals or exceeds $280.00 for any 20 trading days during a 30 consecutive trading day period. In the event that the Earnout Condition is not satisfied prior to the fifth anniversary of the closing, the earnout shares shall be forfeited and cease to exist.

The earnout is considered to be an equity-settled share based payment arrangement with market performance conditions. Therefore, a share-based payment charge has been recognized in full on the grant date with reference to the fair value of the options on that date.

SPAC Advisory Partners compensation

Zapp UK engaged SPAC Advisory Partners (“SAP”) to advise on certain aspects of the Business Combination. Upon closing, SAP was issued 8,650 Ordinary Shares as part of the fee it claims in respect of its services relating to the Business Combination. If the relevant management earnout conditions are fulfilled, SAP may be entitled to receive additional Ordinary Shares comprising 10% of the number of any additional Ordinary Shares ultimately issued pursuant to the Management Earnout. SAP and Zapp UK are currently adverse parties in litigation, however, in which Zapp UK has asserted defenses that, if upheld, would relieve it of further obligation to SAP (see Note 25).

The closing fee was considered to be an equity-settled share-based payment vesting immediately upon closing of the Business Combination. Therefore a share-based payment charge was recognized at that point based on the price of Ordinary Shares on that date of $175.00.

The 10% entitlement is considered to be a mirror of the Management Earnout, therefore a charge equivalent to 10% of the charge recognized in relation to certain individuals party to the Management Earnout has been recognized. The total number of Management Earnout shares relevant in calculating the potential SAP entitlement is 341,861.

Services agreements

In June 2023 the Company entered into a Marketing Services Agreement (“MSA”) with one of its suppliers. Under the terms of this agreement the supplier was to be compensated through the grant of Restricted Stock Units (“RSUs”). The RSUs vested over a period of six months from the effective date of the agreement. This was considered to be an equity-settled share based payment arrangement with a service condition. As such, a share-based payment charge was recognized over the vesting period based on the fair value of the RSUs on the grant date.

In April 2024 the Company entered into a Consulting Services Agreement (“CSA”) with one of its suppliers. Under the terms of this agreement the supplier was to be compensated through a mixture of cash and the grant of Ordinary Shares. The Ordinary Shares were to be issued after the satisfaction of certain performance obligations. This was considered to be an equity-settled share based payment arrangement with a non-market based performance conditions. As such, a share-based payment charge was recognized upon the satisfaction of the performance conditions and the issuance of the Ordinary Shares.

The Group recognized a share-based payment charge for the year as follows:

	Year Ended September 30,
(in USD)	2024	2023
Informal share option arrangements	14,044	249,087
MSA and CSA compensation	29,645	—
	43,689	249,087

Movements in equity instruments during the year

The following reconciles the outstanding share options, earnout shares, share awards to be issued and RSUs at the beginning and end of the year:

	Informal share option arrangements	Management earnout shares	Sponsor earnout shares	SAP compensation	MSA compensation

At October 1, 2022	313,500	—	—	—	—
Granted prior to the Business Combination	73,250	—	—	—	—
Cancelled and foreited prior to the Business Combination	(10,000)	—	—	—	—
Granted at the Business Combination	—	425,916	37,735	34,186	—
Adjustment at the Business Combination	(161,890)	—	—	—	—
Granted after the Business Combination	—	—	—	—	3,606
Cancelled and forfeited after the Business Combination	(1,199)	—	—	—	—
At September 30, 2023	213,661	425,916	37,735	34,186	3,606
Exercised/settled during the period	(99,793)	—	—	—	(3,606)
Cancelled and forfeited during the period	(713)	—	—	—	—
At September 30, 2024	113,155	425,916	37,735	34,186	—

At September 30, 2024 111,372 of the informal share options were vested. 51,323 of the share options outstanding at September 30, 2024 were exercisable at a price of $0.00045 per share, 56,179 were exercisable at a price of $15.69 per share and 3,870 were exercisable at a price of $42.60 per share.

The follow table presents key terms in relation to the informal share option arrangements:

	Weighted average exercise price	Weighted average remaining contractual life (in years)
At October 1, 2022	$2.43
Granted prior to the Business Combination	$24.23
Cancelled and forfeited prior to the Business Combination	$42.60
Cancelled and forfeited after the Business Combination	$42.60
At September 30, 2023	$5.40
Exercised/settled during the period	$0.00045
Cancelled and forfeited	$42.60
At September 30, 2024	$9.92	6.03

Movements in non-vested shares under informal share option arrangements were as follows:

	Number	Weighted average fair value at grant date
At October 1, 2022	193,750	$4.88
Granted prior to the Business Combination	73,250	$12.92
Vested prior to or on the Business Combination	(237,188)	$7.01
Cancelled and foreited prior to the Business Combination	(10,000)	$10.06
Adjustment at the Business Combination	(9,078)	N/A
Vester after the Business Combination	(800)	$18.00
Cancelled and forfeited after the Business Combination	(1,199)	$17.68
At September 30, 2023	8,735	$21.80
Vested during the period	(6,239)	$21.82
Cancelled and forfeited during the period	(713)	$17.64
At September 30, 2024	1,783	$19.15

23. Financial instruments

23.1 Financial assets

Financial assets, other than cash and short-term deposits, comprised the following at September 30, 2024 and September 30, 2023:

(in USD)	September 30, 2024	September 30, 2023
Financial assets at amortized cost
Trade receivables	21,515	—
Lease deposits	40,165	36,878
	61,680	36,878
Financial assets at fair value through profit or loss
Forward purchase agreement	—	2,660,568
	—	2,660,568
Total financial assets	61,680	2,697,446

Current	39,409	17,606
Non-current	22,271	2,679,840

On April 26, 2023, the Company and CIIG II (which upon the consummation of the Business Combination became the Company’s wholly owned subsidiary) entered into separate agreements (each a “Forward Purchase Agreement” or an “FPA,” and together, the “Forward Purchase Agreements”) with two counterparties (the “Sellers”) for OTC Equity Prepaid Forward Transactions, pursuant to which the Sellers might, but were not obligated to, purchase up to 10,000,000 shares of CIIG II Class A common stock, par value $0.0001 per share, in the aggregate before the consummation of the Business Combination, upon which such stock was to be exchanged for Ordinary Shares. The complete terms and conditions of the Forward Purchase Agreements were disclosed in the Company’s report on Form 6-K dated April 26, 2023.

The Forward Purchase Agreements were initially recognized as a financial asset at their fair value on April 26, 2023 based on a Monte Carlo simulation model.

The Forward Purchase Agreements were valued at $2,660,568 at September 30, 2023 based on a Monte Carlo simulation. A cumulative fair value loss of $48,552,478 was recognized in other income and expense in relation to the Forward Purchase Agreements in the year ended September 30, 2023 (see Note 9).

On January 23, 2024, the Forward Purchase Agreements were canceled by mutual agreement and the carrying value upon that date recognized as an expense in other income and expense.

23.2 Financial liabilities

Financial liabilities comprised the following at September 30, 2024 and September 30, 2023:

(in USD)	September 30, 2024	September 30, 2023
Financial liabilities at amortized cost
Accounts payable and accrued liabilities	20,497,131	19,754,628
Loans and borrowings	4,255,773	4,736,583
Convertible loan notes	1,488,517	—
Loans and borrowings from related parties	309,191	—
Lease liabilities	363,718	396,734
	26,914,330	24,887,945
Financial liabilities at fair value through profit or loss
Warrants	242,653	603,028
Convertible loan notes	407,480	—
	650,133	603,028
Total financial liabilities	27,564,463	25,490,973

Current	26,959,670	24,568,306
Non-current	604,793	922,667

Standby Equity Purchase Agreements

On February 10, 2024, the Company entered into a Standby Equity Purchase Agreement (the “Original SEPA”) with YA II PN, Ltd. (“Yorkville”), a Cayman Islands exempt limited partnership that is an affiliate of Yorkville Advisors Global, LP, pursuant to which the Company had the right to sell to Yorkville up to $10.0 million (the “Original Commitment Amount”) of its ordinary shares, subject to certain limitations and conditions set forth in the Original SEPA, from time to time during the term thereof.

Under the agreement, Yorkville agreed to advance to the Company $1.5 million in two tranches (the “Original Pre-Paid Advance”) in exchange for convertible promissory notes (the “Original Convertible Notes”). The first advance of $500,000 was disbursed on March 20, 2024 and the balance of $1.0 million was disbursed on April 23, 2024. The purchase price for the Pre-Paid Advance was 95% of the principal amount thereof. The notes were not interest bearing and were repayable in March 2025. The Original Convertible Notes relating to the Pre-Paid Advance were recognized as a financial liability with two separate embedded derivatives. The embedded derivatives related to the conversion option and a floor price amortization event feature under which early repayment of the Original Convertible Notes was required subject to certain share price criteria being met.

Between April 23, 2024 and June 13, 2024, Yorkville exercised its right to require the issuance and sale of a total of 906,219 ordinary shares in the Company. Following these issuances there were no Original Convertible Notes outstanding. On June 13, 2024 the Company directed Yorkville to purchase 84,690 ordinary shares.

On July 11, 2024, the Company entered into a new Standby Equity Purchase Agreement (the “New SEPA”) with Yorkville, pursuant to which the Company has the right to sell to Yorkville up to $50 million (“the Commitment Amount”) of its ordinary shares, subject to certain limitations and conditions set forth in the New SEPA, from time to time during the term thereof.

Under the new agreement, Yorkville agreed to advance to the Company $4.0 million in three tranches (the “New Pre-Paid Advance”) in exchange for convertible promissory notes (the “New Convertible Notes”). The first advance of $1.0 million was disbursed on July 11, 2024. The second advance of $1.0 million was disbursed on July 23, 2024. The balance of $2.0 million was disbursed on July 26, 2024. The purchase price for the Pre-Paid Advances was 95% of the principal amount thereof. The notes are not interest bearing and are repayable in July 2025. The New Convertible Notes relating to the Pre-Paid Advance were recognized as a financial liability with embedded derivatives. The embedded derivatives related to the conversion option and a floor price amortization event feature under which early repayment of the New Convertible Notes is required subject to certain share price criteria being met.

Between July 29, 2024 and September 16, 2024, Yorkville exercised its right to require the issuance and sale of a total of 145,197 ordinary shares in the Company. At September 30, 2024 there were outstanding New Convertible Notes with an aggregate principal amount of $2.1 million.

Following repayment of the New Convertible Notes, or otherwise, subject to certain conditions and limitations, the Company has the right, but not the obligation, from time to time during the term of the New SEPA, to direct Yorkville to purchase specified numbers of Company shares, priced according to the New SEPA by delivering written notice to Yorkville. See Note 26 for further details.

The following is a summary of the interest bearing loans and borrowings of the Group as at September 30, 2024 and September 30, 2023:

	Interest rate	Maturity	September 30, 2024	September 30, 2023
Current
Bank loans	2.50%	Within one year	15,925	14,527
Promissory notes	0.00% to 15.00%	Within one year	4,229,840	3,699,191
Convertible loan notes	0.00%	Within one year	2,100,000	—
			6,345,765	3,713,718
Non-current
Bank loans	2.50%	2026	10,009	22,866
Promissory notes	15.00%	2025	—	1,000,000
Promissory notes issued to related parties	15.00%	2026	309,191	—
			319,200	1,022,866

As at September 30, 2024, there were 26,437,500 warrants outstanding which do not meet the criteria for equity accounting and are accounted for as a financial liability with movements in fair value being reported within other expenses. For the year ended September 30, 2024, total gains on revaluation of $360,375 ($2,039,723 for the year ended September 30, 2023) were recorded in relation to the warrants. See Notes 9 and 19.

23.3 Fair value

The fair value of the derivatives embedded within the SEPA was measured using a Monte Carlo simulation. The table below presents the key inputs used in the model at September 30, 2024. Share price was measured using Level 1 inputs. Expected volatility was measured using Level 3 inputs based on the volatility of the share prices of a basket of comparable listed companies.

Share price	$3.08
Conversion price/floor price	$1.87
Expected volatility	55.0%
Dividend yield	0.0%
Risk free interest rate	5.0%
Time to expiry	0.8 years
Fair value	$407,480

Management assessed that the fair value of other receivables and trade and other payables approximated their carrying value due to the short-term maturities of those instruments.

The fair value of public warrants was measured using Level 1 inputs and the fair value of private placement warrants was measured using Level 3 inputs.

23.4 Interest rate risk management

Interest rate risk is the risk that changes in interest rates will affect the income and financial management of the Group. The Group is not exposed to interest rate risk as none of its loans and borrowings have a variable interest rate.

23.5 Foreign currency risk management

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

(in USD)	Effect on profit before tax	Effect on equity
5% strengthening of GBP against USD	356,292	136,659
5% weakening of GBP against USD	(393,796)	(151,044)

5% strengthening of EUR against USD	—	46,481
5% weakening of EUR against USD	—	(51,374)

5% strengthening of THB against USD	—	(165,357)
5% weakening of THB against USD	—	182,763

23.6 Credit risk management

Credit risk is the risk of financial loss to the Group if a customer or bank (“counterparty”) fail to meets its contractual obligations resulting in a financial loss to the Group. Since the Group has yet to commence meaningful sales, the Group’s maximum exposure to credit risk at the year end was equal to the carrying amount of cash and cash equivalents on the statement of financial position.

Credit risk from balances with banks and financial institutions is managed by only holding cash and cash equivalents with reputable banks that are perceived to have a low risk of failure.

23.7 Liquidity risk management

Liquidity risk refers to the ability of the Group to meet the obligations associated with its financial liabilities that are settled as they fall due.

The table below summarizes the maturity profile of the Group's financial liabilities based upon contractual, undiscounted payments:

(in USD)	Less than one year	1 to 5 years	Over 5 years	Total
Bank loans	15,925	10,603	—	26,528
Promissory notes	4,404,840	—	—	4,404,840
Lease liabilities	93,924	284,165	120,364	498,453
Accounts payable and accrued liabilities	20,497,131	—	—	20,497,131
	25,011,820	294,768	120,364	25,426,952

24. Related party transactions

During the year ended September 30, 2024, the Group entered into the following transactions with related parties:

(in USD)	Property lease payments		Loan arrangement fees		Purchase of assets from the group
	2024	2023	2024	2023	2024	2023
Paragon Partners Company Limited	30,749	30,549	—	—	—	—
Executive officers	—	—	44,000	—	—	1,423

	Amounts owed by related parties		Amounts owed to related parties		Borrowings from related parties
(in USD)	2024	2023	2024	2023	2024	2023
Executive officers	—	—	—	—	309,191	—

Paragon Partners Company Limited is controlled by Swin Chatsuwan, the Chief Executive Officer and a director of the Company. Property lease payments were made on an arms length basis according to commercial terms. Sale of assets to the group and purchase of assets from the group relate to the transfer of assets from ZMT to ZTH and subsequent sale of shares in ZMT to Mr. Chatsuwan. This transaction is discussed in more detail in Note 15.

On January 12, 2024, Zapp Scooters (Thailand) Company Limited issued a promissory note to Patchara Rattakul, a director of the Company, with a value of THB 10.0 million (approximately $287,000 at that date) which bears interest at a rate of 15.0% per annum and is repayable in January 2026. At September 30, 2024 the amount outstanding on this note was $309,191.

On April 29, 2024, pursuant to a finder’s agreement dated January 19, 2024, the Company paid $44,000 to Orakorn Laoharutanun, the wife of Kiattipong Arttachariya, the Company’s Chief Strategy Officer, for introducing new investors to the Company.

On December 11, 2024, Zapp UK entered into certain agreements with Mr. Chatsuwan pursuant to which Mr. Chatsuwan became the owner of 51% of the registered share capital of ZTH, while concurrently agreeing that Zapp UK, as directed by the Company, shall maintain financial and operational control over ZTH’s business notwithstanding such majority ownership. See Note 26 for further details.

The compensation to Directors and executive officers of the Group for the years ended September 30, 2024 and 2023, comprised the following:

	For the Year Ended September 30,
(in USD)	2024	2023
Short-term employee benefits	1,088,706	1,168,934
Post-employment benefits	9,318	9,332
Share-based payments	34	111,703
	1,098,058	1,289,969

In addition to the compensation described above, in their capacity as shareholders certain executive officers were party to the management earnout described in Note 22. Under the terms of this agreement, a share-based payment charge was recognized in respect of these executive officers of $51,438,565 during the year ended September 30, 2023.

25. Contingencies

Litigation

Group companies are or may be from time to time party to legal proceedings, arbitrations and regulatory proceedings arising in the normal course of our business operations, including the matter described below. We evaluate developments in such matters and provide accruals for such matters, as appropriate. In making such decisions, we consider the degree of probability of an unfavorable outcome and our ability to make a reasonable estimate of the amount of a loss. An unfavorable outcome in any such proceedings, if material, could have an adverse effect on our business or consolidated financial statements.

Zapp UK is party to a civil action captioned SPAC Advisory Partners LLC v. Zapp Electric Vehicles Limited et al., No. 655171/2023, filed on October 19, 2023 in the Supreme Court of New York County, New York. Plaintiff’s amended complaint in the action, filed March 26, 2024, asserts claims for breach of contract, account stated and supplemental claims arising from Zapp UK’s alleged non-payment of $3,630,000 in fees allegedly due to plaintiff for advisory services rendered to Zapp UK in relation to the Business Combination. Plaintiff’s amended complaint also purports to add the parent Company as a party defendant in the case. Zapp UK filed an answer to the operative complaint on May 8, 2024. On September 6, 2024, following service of the Amended Complaint upon it, the Company filed a motion to dismiss plaintiff's amended complaint as against it on various grounds, including that the court lacks personal jurisdiction over it. On October 8, 2024, plaintiff's counsel filed its opposition to the Company’s motion to dismiss and, contrary to applicable procedural rules, included in such opposition a cross-motion for partial summary judgment against Zapp UK. On October 14, 2024, the Company filed a reply in further support of its motion to dismiss combined with Zapp UK’s opposition to plaintiff's purported cross-motion for partial summary judgment. As of the date of this Annual Report, there has been no discovery or other proceedings in the case apart from the foregoing motions, which are pending before the court. We believe Zapp UK and the Company have meritorious defenses to the claims asserted in the case and intend to continue to defend the matter vigorously.

26. Subsequent events

Actions pursuant to the New SEPA

Between October 1, 2024 and January 28, 2025, Yorkville exercised its right under the New SEPA to require the issuance and sale of a total of 851,337 ordinary shares. At the date of this Annual Report, there were outstanding New Convertible Notes with an aggregate principal amount of $0.5 million.

Between December 20, 2024 and January 28, 2025, the Company directed Yorkville to purchase 899,061 Ordinary Shares pursuant to the New SEPA. The Company received net cash proceeds of $1.1 million from the sale of such shares to Yorkville.

Agreements Restructuring the Ownership of Zapp Scooters (Thailand) Company Limited

On December 11, 2024, in order to pursue attractive financing opportunities available in Thailand to certain majority-Thai-owned businesses, the Company restructured the ownership of its indirect subsidiary ZTH, in order that ZTH may qualify as such a majority-Thai-owned business. The restructuring entailed: (i) the transfer of 51% of the equity capital of ZTH from its direct parent Zapp UK to Founder Swin Chatsuwan pursuant to a share transfer agreement providing for the payment of agreed consideration; (ii) the concurrent execution of an intercompany agreement between ZEV and ZTH; and (iii) the concurrent execution a shareholders agreement between ZEV and Mr. Chatsuwan. Under these agreements, Zapp UK, as directed by the Company, maintains financial and operational control over ZTH’s business notwithstanding Mr. Chatsuwan’s majority ownership.